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BCE



Every day we work to advance how Canadians connect with each other and the world. Our business is communications, but our reach goes far beyond this. As one of Canada's largest companies, we believe our passion and the way we invest our time and money will make a positive difference.

Our financial performance

Financial and operational highlights

The Bell team provided the best in communications technologies in 2022 that enhanced the connectivity of Canadians. These connections form the foundation for BCE's long-term success and our objective to deliver sustainable dividend growth for our shareholders.

2022 financial performance	Actual	Target
Revenue growth [†]	3.1%	1%–5%
Adjusted EBITDA [(1)] growth [†]	3.1%	2%–5%
Net earnings growth [†]	1.2%	n/a
Capital intensity [(2)]	21.2%	21%
Net earnings per share (EPS) growth [†]	−0.3%	n/a
Adjusted EPS [(1)] growth [†]	5.0%	2%–7%
Cash flows from operating activities growth [†]	4.5%	n/a
Free cash flow [(1)] growth [†]	2.9%	2%–10%

[†] Compared to 2021

6.2%
Dividend yield
in 2022 [(3)]

5.2%
Increase in dividend
per common share
for 2023

15
Consecutive years
of 5% or greater
dividend growth

(1) Adjusted EBITDA is a total of segments measure, adjusted EPS is a non-GAAP ratio and free cash flow is a non-GAAP financial measure. These financial measures do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EPS as adjusted net earnings per BCE common share. Refer to section 11, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) of the BCE 2022 Annual MD&A for more information on these measures including, in the case of adjusted EBITDA, a reconciliation to net earnings as being the most comparable IFRS financial measure and for free cash flow, a reconciliation to cash flows from operating activities as being the most comparable IFRS financial measure.

(2) Capital intensity is defined as capital expenditures divided by operating revenues.

(3) Annualized dividend per BCE common share divided by BCE's share price at the end of the year.

Table of contents

For a description of the risk factors and assumptions related to the forward-looking statements presented above and in the following Messages, please see the section entitled Caution regarding forward-looking statements in the BCE 2022 Annual MD&A later in this report.

Connecting Canadians with advanced technology services and media

Bell team members continue to champion the customer experience as we deliver advanced networks, technology services and compelling content to individuals, families, communities, businesses and governments across Canada. Our strong focus on expanding the availability and capabilities of our fibre broadband, television and wireless services and making it easier to do business with Bell enabled solid subscriber growth in retail Internet, Internet Protocol television (IPTV) and wireless in 2022.

BCE retail subscribers (millions)	2022	2021	Change
Mobile phone	9.95	9.46	+5.2%
Mobile connected device	2.45	2.25	+9.0%
Internet [1] [2] [3]	4.26	3.86	+10.3%
TV [1] [2] [3]	2.75	2.74	+0.6%
Residential telephone services [1] [2] [3] [4]	2.19	2.30	−4.7%
Total	**21.60**	**20.60**	**+4.8%**

24.28M

Total Bell consumer, business and wholesale customer connections

[1] Excludes wholesale subscribers.
[2] In Q1 2022, as a result of the acquisition of EBOX and other related companies, our Internet, TV and residential telephone services subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.
[3] In Q4 2022, as a result of the acquisition of Distributel, our Internet, TV and residential telephone services subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.
[4] Excludes business telephone services.

Message from the Chair of the Board

Strong performance toward greater sustainability, resiliency

BCE excels at creating value for the benefit of customers, communities, employees and shareholders. Our progress in 2022 combined strong financial performance with an ongoing focus on contributing responsibly to creating a better, more sustainable and resilient future.

Bell's purpose is to advance how Canadians connect with each other and the world. We accelerate our positive momentum by investing in our networks, services and content to the benefit of all Bell stakeholders. By working together, we seek to build a sustainable future for our common benefit, guided by our six strategic imperatives.

Growth and performance

Throughout our 143-year history, Bell has delivered the latest communications technologies, helping Canadian businesses compete and enabling customers to connect with increasingly greater speed, reach and reliability to what they want, when they want it.

Across the BCE group of companies, we are building fibre and wireless networks that are among the fastest in North America with the quality and resiliency that Canadians have come to expect. We are consistently making it easier for customers to do business with us. We are delivering innovative products and services that make life and work easier and more productive. We are informing and entertaining Canadians across the country through our media properties. And we are moving forward with responsible actions to enhance how we perform and manage risk in an intensely competitive, highly dynamic and rapidly changing environment.

These actions, combined with our commitments to ESG, and through our Bell for Better initiatives in mental health, environmental and workplace leadership, all contribute to a more sustainable and resilient future for our customers, our employees and our shareholders.

In 2022, Corporate Knights named Bell the top telecommunications company, and fourth-ranked company overall in Canada, on their Best 50 Corporate Citizens list, a recognition earned based on the strengths of our ESG and sustainability initiatives and the positive impacts we make in communities across the country. We also successfully completed our third year holding the ISO 50001 certification for our Energy Management System – after becoming North America's first communications company to achieve that designation – and we were named one of Canada's Greenest Employers for the sixth consecutive year, as we move closer to our goal of achieving carbon neutral operations by 2025 and reducing absolute GHG emissions by 2030.

Reflecting our deeply embedded focus on workplace benefits, skills development and diversity, equity, inclusion and belonging, in 2022 Bell was named by Mediacorp one of Canada's Top Employers for the eighth year in a row and one of Canada's Top Employers for Young People for the fifth year running. Bell also repeated as one of Canada's Top Diversity Employers, a Top Family-Friendly Employer and a Montréal Top Employer. More recently, Bell was recognized as a Future Workforce Top Employer in Computer Sciences based on input from thousands of Canadian university and college students.

New Integrated Annual Report

In keeping with our ESG practices and our sustainability goals, we have released an Integrated Annual Report for 2022 – a first for us and for a major communications company in North America. This report combines both our traditional annual report and our corporate responsibility report, in recognition that our ESG practices are a fundamental component to the daily operations of our business. We're proud of this new approach, and we encourage stakeholders to access our public reports electronically to do their part for environmental sustainability.



Gordon M. Nixon
Chair of the Board
BCE Inc.

We have increased our common share dividend 5.2% to $3.87 in 2023, the 15th consecutive year BCE has increased the dividend by at least 5%.

Stakeholder returns

Bell's growth strategy continues to deliver strong financial results. Supported by healthy free cash flow generation and a strong balance sheet, we continued accelerating capital expenditures on advanced broadband and wireless connectivity, reaching a historic high of $5.1 billion in 2022. Our sound financial position also allowed us to increase our common share dividend 5.2% to $3.87 effective with the Q1 2023 payment on April 17, 2023, the 15th consecutive year BCE has increased the dividend by at least 5%.

Board update

In October 2022, we welcomed Louis Vachon as a Director on the BCE Board and as a member of our Management Resources and Compensation and Risk and Pension Fund committees. An exceptional business leader and experienced corporate executive, Louis is a recipient of the Global Citizens Award from the United Nations Association in Canada and is also a Member of the Order of Canada and an Officer of the National Order of Québec.

Last year also brought sad news with the loss of former Bell and BCE CEO Jean de Grandpré. An important and influential business leader, Jean played a key role in the creation of BCE in 1983. Jean was fond of saying "It is the people that make the company." We could not agree more, and we extend a thank you to all members of the BCE and Bell team who worked every day and through many challenges in 2022 to deliver on behalf of all Canadians.

As Chair and on behalf of every member of the BCE Board, I thank all of our stakeholders for your ongoing support. I trust you share our confidence in the future direction of the BCE group of companies as we continue our journey toward a more sustainable and resilient future.

Gordon M. Nixon
Chair of the Board
BCE Inc.

Message from the President and CEO

Delivering best-ever connectivity to more Canadians

At Bell, our purpose is to advance how Canadians connect with each other and the world, and today we are providing more Canadians than ever with the best in communications technologies while always prioritizing customer service and support for the communities we serve.

Bell is a technology services and media leader. Our sophisticated networks and services – among the fastest in North America – are foundational, enabling millions of Canadians to connect as never before.

Achieving this new height is the direct result of our consistent focus on six, purpose-driven strategic imperatives – build the best networks; drive growth with innovative services; deliver the most compelling content; champion customer experience; operate with agility and cost efficiency; and engage and invest in our people and create a sustainable future.

In step with our 2022 accomplishments and the positive environmental, social and economic changes driven by our leading ESG and Bell for Better actions and commitments, today Bell is uniquely positioned to deliver more than ever for consumers, businesses, innovators, communities, our team members and shareholders.

Unparalleled reach and reliability

At the outset of COVID-19, Bell chose to accelerate investments in our broadband, wireless and core networks to help Canadians address and recover from the pandemic. Since 2020 and through the end of 2022, Bell has led Canada's communications industry with capital expenditures of $14 billion, including a historic high of $5.1 billion in 2022.

Supported by these investments, Bell today delivers advanced broadband services to millions of urban and rural homes and businesses throughout our service footprint in Atlantic Canada, Québec, Ontario and Manitoba. This includes the addition in 2022 of 854,000 new customer locations with access to Bell pure fibre. We also launched multi-gigabit services – including Bell Gigabit Fibe 8.0, North America's fastest Internet when introduced – as well as the new Giga Hub with Wi-Fi 6E to best connect multiple devices in a single location. And we continue working with all levels of government to deliver fibre to many remote areas, including Indigenous and northern communities.

Bell's 5G wireless network is currently available to more than 80% of Canadians in all 10 provinces. We also launched Bell 5G+ in 2022, which currently reaches 38% of the national population, providing even faster and more responsive connections.

Prioritizing customers

At Bell, we know that Canadians rely on us to keep them connected. We continued to exceed 99.99% reliability across our networks in 2022, and when extreme events like Hurricane Fiona put our services to the test, the resiliency of our core networks and the tremendous efforts of Bell team members made a massive, positive difference for customers.

In 2022, Bell led all national service providers in significantly reducing complaints to the Commission for Complaints for Telecom-television Services, our seventh consecutive year of improvement. We also continued to develop our award-winning MyBell, Virgin Plus My Account and Lucky Mobile My Account apps, delivering more real-time information and capabilities than ever as part of initiatives that help make it easier for customers to do business with Bell.

Always at the forefront of developments in communications technologies, in 2022 we launched Bell Ventures to support early-stage growth companies developing new solutions that harness the power of our networks. We also built on our partnership with Amazon Web Services to launch Bell Public MEC with AWS Wavelength, a multi-access edge computing service that unlocks more opportunities for Canadian businesses to adopt augmented reality/virtual reality, artificial intelligence (AI), machine learning (ML) and advanced robotics to innovate faster and push boundaries like never before.

And we delivered more compelling content, viewable anytime, anywhere for English- and French-language audiences over our innovative digital platforms, including the newly launched TSN+ streaming product, as well as iHeartRadio and Crave, Canada's only direct-to-consumer bilingual streaming service.



Mirko Bibic
President and
Chief Executive Officer
BCE Inc. and Bell Canada

Our ESG and Bell for Better initiatives are cornerstones for building a more sustainable and resilient future, and Bell Let's Talk has been critical to growing support for mental health.

Investing in communities and our team

Our ESG and Bell for Better initiatives are cornerstones for building a more sustainable and resilient future, and Bell Let's Talk has been critical to growing support for mental health. As part of the most recent annual Bell Let's Talk Day, we announced $10 million in additional funds for mental health – our largest commitment ever on Bell Let's Talk Day – and adjusted our focus to highlight meaningful actions community-based mental health organizations are taking across Canada every day.

Bell team members also know that our commitment to community extends to the workplace. As highlighted with our new Employee Value Proposition launched in 2022, today we offer more opportunities than ever for team members to grow and succeed. Our Bell for Better and diversity, equity, inclusion and belonging initiatives – including our strong focus on gender parity, BIPOC representation on teams across the country, learning and skills development and a more accessible work environment – reflect values we are proud to build on.

On behalf of all Bell team members, thank you to all our stakeholders for your ongoing support – together we are driving important changes forward as we advance how Canadians connect with each other and the world.

Mirko Bibic
President and Chief Executive Officer
BCE Inc. and Bell Canada

Management's discussion and analysis

Table of contents

MD&A

In this management's discussion and analysis (MD&A), *we*, *us*, *our*, *BCE* and *the company* mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. *Bell* means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 11, *Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)* for a list of defined non-GAAP financial measures, other financial measures and KPIs.

Please refer to BCE's audited consolidated financial statements for the year ended December 31, 2022 when reading this MD&A.

In preparing this MD&A, we have taken into account information available to us up to March 2, 2023, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE's audited consolidated financial statements for the year ended December 31, 2022, BCE's annual information form for the year ended December 31, 2022, dated March 2, 2023 (BCE 2022 AIF) and recent financial reports, on BCE's website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Documents and other information contained in BCE's website or in any other site referred to in BCE's website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the two years ended December 31, 2022 and 2021.

Caution regarding forward-looking statements

This MD&A and, in particular, but without limitation, section 1.3, *Key corporate developments*, section 1.4, *Capital markets strategy*, section 1.6, *Capitals and our corporate responsibility*, section 2, *Strategic imperatives*, section 3.2, *Business outlook and assumptions*, section 5, *Business segment analysis* and section 6.7, *Liquidity*, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to our projected financial performance for 2023, BCE's dividend growth objective and 2023 annualized common share dividend and dividend payout ratio level, BCE's anticipated capital expenditures, network deployment plans and the benefits expected to result therefrom, BCE's financial policy targets, the sources of liquidity we expect to use to meet our anticipated 2023 cash requirements, our expected post-employment benefit plans funding including an anticipated reduction in contributions to our pension plans in 2023, Bell Ventures' planned investments in early-stage and growth companies that provide advanced technology solutions, our environmental, social and governance (ESG) objectives, which include, without limitation, our objectives concerning diversity, equity, inclusion and belonging (DEIB), our targeted reductions in the level of our greenhouse gas (GHG) emissions including, without limitation, our plans to be carbon neutral for our operational GHG emissions starting in 2025 and to achieve science-based targets (SBTs) by 2026 or 2030, as applicable, our objectives concerning reductions in waste to landfill, e-waste recovery, community investment, privacy and information security, corporate governance and ethical business conduct leadership, BCE's business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words *assumption*, *goal*, *guidance*, *objective*, *outlook*, *project*, *strategy*, *target* and other similar expressions or future or conditional verbs such as *aim*, *anticipate*, *believe*, *could*, *expect*, *intend*, *may*, *plan*, *seek*, *should*, *strive* and *will*. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) *Private Securities Litigation Reform Act of 1995*.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at March 2, 2023 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market, operational and other assumptions in preparing the forward-looking statements contained in this MD&A, and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the various sub-sections of this MD&A entitled *Assumptions*, which sub-sections are incorporated by reference in this cautionary statement. Subject to various factors including, without limitation, the future impacts of general economic conditions, of the COVID-19 pandemic and of geopolitical events, which are difficult to predict, we believe that our assumptions were reasonable at March 2, 2023. If our assumptions turn out to be inaccurate, actual results or events could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to: the negative effect of adverse economic conditions, including a potential recession, and related inflationary cost pressures, higher interest rates and financial and capital market volatility; the negative effect of adverse conditions associated with the COVID-19 pandemic and geopolitical events; a declining level of business and consumer spending, and the resulting negative impact on the demand for, and prices of, our products and services; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of

our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; higher Canadian smartphone penetration and reduced or slower immigration flow; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the failure to maintain operational networks; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the inability to maintain service consistency due to network failures or slowdowns, the failure of other infrastructure, or disruptions in the delivery of services; service interruptions or outages due to legacy infrastructure and the possibility of instability as we transition towards converged wireline and wireless networks and newer technologies; the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the complexity of our operations; the failure to implement or maintain highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; reputational risks and the inability to meaningfully integrate ESG considerations into our business strategy and operations; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; the failure to develop and implement strong corporate governance practices; various internal and external factors that could challenge our ability to achieve our ESG targets including, without limitation, those related to GHG emissions reduction and diversity, equity, inclusion and belonging (DEIB); the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE's board of directors (Board) or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and our estimates from a number of factors; and pension obligation volatility and increased contributions to post-employment benefit plans.

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements are discussed in this MD&A and, in particular, in section 9, *Business risks* of this MD&A.

Forward-looking statements contained in this MD&A for periods beyond 2023 involve longer-term assumptions and estimates than forward-looking statements for 2023 and are consequently subject to greater uncertainty. Forward-looking statements for periods beyond 2023 further assume, unless otherwise indicated, that the risks described above and in section 9, *Business risks* of this MD&A will remain substantially unchanged during such periods, except for an assumed improvement in the risks related to the COVID-19 pandemic in future years.

We caution readers that the risk factors described above and in the previously-mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after March 2, 2023. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

1 Overview

In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.

In 2022, we applied this agenda decision retrospectively, to each prior period presented, the impact of which was limited to the classification of funding of $97 million received in Q1 2021 under a subsidy agreement with the Government of Québec. For further details, see section 10, *Accounting policies* in this MD&A.

1.1   Introduction

At a glance

BCE is Canada's largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. BCE's shares are publicly traded on the Toronto Stock Exchange and on the New York Stock Exchange (TSX, NYSE: BCE).

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments are being combined to form a single reporting segment called Bell Communication and Technology Services (Bell CTS). Bell Media remains a distinct operating segment and is unaffected. Refer to section 1.2, *About BCE* for further details.

Bell Wireless includes wireless service revenues and product sales as well as the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source). Wireless services are provided to our residential, small and medium-sized business and large enterprise customers across Canada.

Bell Wireline includes data revenues (including Internet, Internet protocol television (IPTV), cloud-based services and business solutions), voice and other communication services revenues, and wireline product sales. These services are provided to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes the results of our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Bell Media provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers nationally across Canada. Revenues are derived primarily from advertising and subscriber fees.

We also hold investments in a number of other assets, including:

• a 37.5% indirect equity interest in Maple Leaf Sports & Entertainment Ltd. (MLSE)

• a 50% indirect equity interest in Glentel Inc. (Glentel)

• an 18.4% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club, evenko and the Bell Centre in Montréal, Québec, as well as Place Bell in Laval, Québec

BCE is Canada's largest communications company

BCE's business segments
At December 31, 2022



Our purpose

BCE's purpose is to advance how Canadians connect with each other and the world. Our strategy builds on our longstanding strengths in networks, service innovation and content creation, and positions the company for continued growth and innovation leadership. Our primary business objectives are to grow our subscriber base profitably and to maximize revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential, business and wholesale customers, and as Canada's leading content creation company. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for our customers and other stakeholders.

Our strategy is centred on our disciplined focus and execution of six strategic imperatives that position us to deliver continued success in a fast-changing communications marketplace. The six strategic imperatives that underlie BCE's business plan are:

Bell's six strategic imperatives

 Build the best networks

 Drive growth with innovative services

 Deliver the most compelling content

 Champion customer experience

 Operate with agility and cost efficiency

 Engage and invest in our people and create a sustainable future

In 2022, we embedded our focus on creating a more sustainable future directly into our six strategic imperatives, reflecting our long-standing commitment to the highest ESG standards. As one of Canada's largest companies, we are driven to continually improve our impact and our contribution to society with our connectivity commitments, investments in mental health initiatives, environmental sustainability and an engaged workplace.

Our alignment to the International Integrated Reporting Framework

Following the principles of the International Integrated Reporting Framework (<IR> Framework) of the International Integrated Reporting Council (IIRC) (which now forms part of the Value Reporting Foundation), Bell released, concurrently with this MD&A, an Integrated Annual Report which contains a strategic overview outlining our sustainable value creation process. This strategic overview discloses how we seek to generate sustainable value for our stakeholders as the result of our business operations, guided by our strategic imperatives and use of capitals. Our capitals are outlined below and serve as inputs that are transformed through our business strategy and strategic imperatives resulting in outcomes that seek to create value for our stakeholders over time.



Our networks

Reliable, accessible and affordable world-class broadband fibre and wireless networks.



Our customers and relationships

Strong relationships with customers, communities and suppliers.



Our products and services

Innovative and compelling products, services and media content addressing societal demands.



Our environment

Responsible environmental management throughout our operations.



Our people

Skilled, engaged and diverse team members.



Our financial resources

Capital from our investors, returns on our investments and free cash flow generated from our operations.

To increase the connectivity of information, we have incorporated the icons representing our six capitals described above throughout this MD&A to highlight the respective linkage between our capitals and the topics discussed.

BCE 2022 consolidated results

Operating revenues

$24,174
million
+3.1% vs. 2021

Net earnings

$2,926
million
+1.2% vs. 2021

Adjusted EBITDA [1]

$10,199
million
+3.1% vs. 2021

Net earnings attributable to common shareholders

$2,716
million
+0.3% vs. 2021

Adjusted net earnings [1]

$3,057
million
+5.6% vs. 2021

Cash flows from operating activities

$8,365
million
+4.5% vs. 2021

Free cash flow [1]

$3,067
million
+2.9% vs. 2021

BCE customer connections

Wireless
Total mobile phones

+5.2%

9.9 million subscribers
at the end of 2022

Retail high-speed Internet [2] [3]

+10.3%

4.3 million subscribers
at the end of 2022

Retail TV [2] [3]

+0.6%

2.8 million subscribers
at the end of 2022

Retail residential network access services (NAS) lines [2] [3]

(4.7%)

2.2 million subscribers
at the end of 2022

1.2 About BCE

Our 2022 results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. We describe our products and services by segment in this section, to provide further insight into our operations.

Segmented reporting changes in 2023

In 2022, we began modifying our internal and external reporting processes to align with organizational changes that were made to reflect an increasing strategic focus on multiproduct sales, the continually increasing technological convergence of our wireless and wireline telecommunications infrastructure and operations driven by the deployment of our Fifth Generation (5G) and fibre networks, and our digital transformation. These factors have made it increasingly difficult to distinguish between our wireless and wireline operations and will result in changes in Q1 2023 to the financial information that is regularly provided to our chief operating decision maker to measure performance and allocate resources.

Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments are being combined to form a single reporting segment called Bell CTS. Bell Media remains a distinct operating segment and is unaffected. As a result of our reporting changes, prior periods are being restated in 2023 for comparative purposes.

Our Bell CTS segment provides a wide range of communication products and services to consumers, businesses and government customers across Canada. Wireless products and services include mobile data and voice plans and devices and are available nationally. Wireline products and services comprise data (including Internet access, IPTV, cloud-based services and business solutions), voice, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, as well as the results of operations of our national consumer electronics retailer, The Source.

Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and OOH and advanced advertising services to customers nationally across Canada.

(1) *Adjusted EBITDA is a total of segments measure, and adjusted net earnings and free cash flow are non-GAAP financial measures. See section 11.3,* Total of segments measures *and section 11.1,* Non-GAAP financial measures *in this MD&A for more information on these measures.*

(2) *In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.*

(3) *In Q4 2022, as a result of the acquisition of Distributel Communications Limited (Distributel), our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.*

Our products and services

 Our networks

 Our products and services

Bell Wireless

Segment description

- Includes wireless service revenues and product sales as well as the results of operations of our national consumer electronics retailer, The Source
- Wireless services are provided to our residential, small and medium-sized business and large enterprise customers across Canada

Our brands include



Bell   Virgin plus

lucky mobile   THE SOURCE

Our networks and reach

We hold wireless spectrum licences, with holdings across various spectrum bands and regions across Canada, totalling more than 6.4 billion megahertz per population (MHz-Pop), corresponding to an average of approximately 182 megahertz (MHz) of spectrum per Canadian.

The vast majority of our cell towers are connected with fibre, the latest network infrastructure technology, for a faster and more reliable connection.

Our Fourth Generation (4G) Long-term Evolution (LTE) nationwide wireless broadband network is compatible with global standards and delivers high-quality and reliable voice and high-speed data services coast to coast to virtually all of the Canadian population. 5G and 5G+ are the next generation of wireless technology, offering faster speeds and lower latency. Our LTE network will be the backbone for our 5G network as it expands across Canada.

- LTE coverage of over 99% of Canada's population, with LTE Advanced (LTE-A) covering approximately 96% of Canada's population, and 5G coverage of 82% of Canada's population, with 5G+ covering 38% of Canada's population at December 31, 2022
- Peak theoretical mobile data access download speeds: 5G and 5G+, up to 1.7 gigabit(s) per second (Gbps) (average expected speeds of 76 to 469 megabits per second (Mbps) in select areas of Western Canada, Ontario and Quebec); LTE-A, up to 1.5 Gbps [1] (average expected speeds of 25 to 325 Mbps); LTE, up to 150 Mbps (expected average speeds of 18 to 40 Mbps); high-speed packet access plus (HSPA+), up to 42 Mbps (expected average speeds of 7 to 14 Mbps) [2]
- Reverts to LTE/LTE-A technology and speeds when customers are outside 5G and 5G+ coverage areas
- Bell also operates a LTE-category M1 (LTE-M) network, which is a subset of our LTE network, supporting low-power Internet of Things (IoT) applications with enhanced coverage, longer device battery life and enabling lower costs for IoT devices connecting to Bell's national network. Our LTE-M network is available in most Canadian provinces.

We have more than 8,000 retail points of distribution across Canada, including over 1,000 Bell, Virgin Plus, Lucky Mobile (Lucky) and The Source locations, as well as Glentel-operated locations (WIRELESSWAVE, Tbooth wireless and WIRELESS etc.) and other third-party dealer and retail locations.

Our products and services

- **Data and voice plans:** From plans focused on affordability to premium services, we have plans that cater to all customer segments, available on either postpaid or prepaid options, including unlimited data, shareable, device financing plans and Connect Everything plans. Our services provide fast Internet access for video, social networking, messaging and mobile applications, as well as a host of call features.
- **Specialized plans:** for tablets, smartwatches, Connected Car, mobile Internet, trackers, laptops and security cameras
- **Extensive selection of devices:** the latest 5G and 5G+ smartphones, tablets, smartwatches, mobile Internet devices and connected things (Bell Connected Car, trackers, connected home and virtual reality)
- **Travel:** international roaming in over 230 destinations, with LTE roaming in 209 destinations and 5G roaming in 63 destinations
- **Mobile business solutions:** push-to-talk, field service management, worker safety and mobility management
- **IoT solutions:** asset management, smart buildings, smart cities, fleet management, smart supply chain and other IoT services

---

(1) *Peak theoretical download speeds of up to 1.5 Gbps on LTE-A are currently available in Kingston, Waterloo, Toronto, Mississauga, Vaughan, Richmond Hill, Markham, Brampton, North Bay, Niagara-on-the-Lake, Cambridge, Pickering, Ajax, Burlington, Guelph, London, Niagara Falls, Oakville, St. Catharines, Thorold, Thunder Bay, Welland and Ottawa. Compatible device required.*

(2) *Network speeds vary with location, signal and customer device. Compatible device required.*

Bell Wireline

Segment description

- Includes data revenues (including Internet, IPTV, cloud-based services and business solutions), voice, and other communication services revenues, and wireline product sales. These services are provided to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia.

- Includes the results of our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, and the wireline operations of Northwestel Inc. (Northwestel), which provides telecommunications services in Canada's Northern Territories

Our networks and reach

- Extensive local access network in Ontario, Québec, the Atlantic provinces and Manitoba, as well as in Canada's Northern Territories

- Broadband fibre network, consisting of fibre-to-the-premise (FTTP) and fibre-to-the-node (FTTN) locations, covering approximately 10 million homes and businesses in Ontario, Québec, the Atlantic provinces and Manitoba

- Wireless-to-the-premise (WTTP) footprint covering approximately 1 million locations primarily in rural areas. WTTP is 5G-capable fixed wireless technology delivered over Bell's LTE wireless network that provides broadband residential Internet access to smaller and underserved communities.

- Largest Internet protocol (IP) multi-protocol label switching footprint of any Canadian provider, enabling us to offer business customers a virtual private network (VPN) service for IP traffic and to optimize bandwidth for real-time voice and TV

- More than 650 Bell and Virgin Plus locations

Our products and services

Residential

- **Internet:** high-speed Internet access through fibre optic broadband technology, 5G-capable WTTP technology or digital subscriber line (DSL) with a wide range of options, including reliable Wi-Fi, unlimited usage, security services and mobile Internet. Our Internet service, marketed as Fibe Internet, offers total download speeds of up to 8 Gbps and total upload speeds of up to 8 Gbps with FTTP, or download speeds of up to 100 Mbps with FTTN, while our Wireless Home Internet (WHI) fixed wireless service currently delivers broadband download speeds of up to 50 Mbps. We also offer Internet service under the Virgin Plus brand offering download speeds of up to 300 Mbps.

- **TV:** IPTV services (Fibe TV, Fibe TV app and Virgin Plus TV) and satellite TV service. Bell's new Fibe TV service powered by Google Android TV technology provides extensive live and on-demand content options with 4K resolution (4K) picture quality and new capabilities and features including access to thousands of apps, voice remote powered by Google Assistant, universal search, cloud personal video recorder (PVR), compact 4K high dynamic range (HDR) receiver and access to

Our brands include

Bell   Fibe™

BellAliant   BellMTS

NorthwesTel   Virgin plus

the Fibe TV app. The Fibe TV app live TV streaming service offers live and on-demand programming on Bell Streamer, Apple TV, Amazon Fire TV, Google Chromecast, Android TV devices, smartphones, tablets and computers. Bell Streamer is a 4K HDR streaming device powered by Android TV offering all-in-one access to the Fibe TV app, support for all major streaming services and access to thousands of apps on Google Play. We also offer an app-based live TV streaming service branded as Virgin Plus TV.

- **Home Phone:** local telephone service, long distance and advanced calling features

- **Smart Home:** home security, monitoring and automation services from Bell Smart Home

- **Bundles:** multi-product bundles of Internet, TV, home phone, mobility and smart home services with monthly discounts

Business

- **Internet and network solutions:** Through our advanced technologies and end-to-end network, cloud and security expertise, Bell is a network transformation partner of choice for Canadian businesses. Our solutions include business Internet, software-defined solutions, private networks, global networks, managed and professional services.

- **Communications:** We offer a variety of voice, unified communications and contact centre solutions, including IP telephony, local and long distance, audio, video and web conferencing and webcasting, and a range of contact centre options from cloud-based and hybrid solutions to dedicated, on-premises services that support a variety of business sizes.

- **Cloud:** Bell supports every stage of businesses' cloud journey with cloud, network and security expertise, an advanced partner ecosystem and advanced hybrid multi-cloud solutions. Our cloud solutions include cloud professional and managed services, cloud computing, public multi-access edge computing (MEC) with Amazon Web Services (AWS) Wavelength, cloud connect, and cloud backup and disaster recovery.

- **Other:** We offer a full suite of solutions to address businesses' security concerns, including network security, cloud security and managed and professional services.

Bell Media

Segment description

- Canada's leading content creation company with premier assets in TV, radio and OOH, monetized through traditional and digital platforms
- Revenues are derived primarily from advertising and subscriber fees
  - Conventional TV, radio and OOH revenues are derived from advertising
  - Specialty TV revenue is generated from subscription fees and advertising
  - Pay TV and direct-to-consumer (DTC) streaming services revenue is derived from subscription fees

Our brands include



Our assets and reach

TV

- 35 conventional TV stations including **CTV**, Canada's #1 network for 21 consecutive years [1], #1 Canadian advertising-based video on demand (AVOD) platform CTV.ca [2] and leading digital news destination CTVNews.ca, and the French-language **Noovo** network in Québec, including its popular AVOD platform and digital news destination Noovo.info
- 27 specialty TV channels, including **TSN**, Canada's sports leader [3] and **RDS**, the top French-language sports network [1]
- 4 pay TV services and 4 DTC streaming services, including **Crave**, the exclusive home of HBO in Canada, **TSN** and **RDS**

Radio

- 109 licensed radio stations in 58 markets across Canada, all available through the iHeartRadio Canada app alongside an extensive catalogue of podcasts

OOH advertising

- Network of more than 45,000 advertising faces in key urban markets across Canada

Broadcast rights

- **Sports:** long-term media rights to key sports properties and official Canadian broadcaster of the Super Bowl, Grey Cup and International Ice Hockey Federation (IIHF) World Junior Championship. Live sports coverage includes the Toronto Maple Leafs, Montréal Canadiens, Winnipeg Jets and Ottawa Senators, Canadian Football League (CFL), National Football League (NFL), National Basketball Association (NBA), Major League Soccer (MLS), Fédération Internationale de Football Association (FIFA) World Cup events, Curling's Season of Champions, Major League Baseball (MLB), Golf's Majors, NASCAR Cup Series, Formula 1 (F1), Grand Slam Tennis, Ultimate Fighting Championship (UFC), National Collegiate Athletic Association (NCAA), March Madness and more.
- **HBO:** long-term agreement to deliver all current-season, past-season and library HBO programming in Canada exclusively on our linear, on-demand and OTT platforms

- **HBO Max:** long-term exclusive agreement to deliver original, non-children's programming produced by Warner Bros. Television Group for HBO Max
- **STARZ:** long-term agreement with Lionsgate for premium STARZ programming in Canada
- **iHeartRadio:** exclusive partnership for digital and streaming music services in Canada

Other assets

- Partnership in Just for Laughs, the live comedy event and TV producer
- Equity interest in Dome Productions Partnership, one of North America's leading providers of sports and other event production and broadcast facilities
- Minority interest in Montréal's Grandé Studios, a Montréal-based multipurpose TV, film and equipment company which provides production facilities, equipment rentals, and technical services
- Montréal's Octane Racing Group Inc., promoter of the F1 Canadian Grand Prix, the largest annual sports and tourism event in the country

Our products and services

- Varied and extensive array of video content to broadcast distributors across Canada
- **Advertising** on our TV, radio, digital and OOH properties to both local and national advertisers across a wide range of industry sectors
- **Crave** bilingual subscription-based on-demand TV streaming service offering a large collection of premium content in one place, including HBO, HBO Max, STARZ and original French-language programming, on set-top boxes (STBs), mobile devices, streaming devices and online. Crave is offered through a number of Canadian TV providers and is available directly to all Canadian Internet subscribers as an OTT service.
- **TSN** and **RDS** streaming services offering live and on-demand TSN and RDS content directly to consumers through an annual or monthly subscription on computers, tablets, mobile devices, Apple TV and other streaming devices

[1] *Based on data provided by Numeris, a data company providing audience data and insights capturing media behaviours for the Canadian media industry.*

[2] *Based on data provided by Comscore, Inc., an American media measurement and analytics company.*

[3] *Based on the depth and breadth of broadcasted sporting events, and TSN's reach, according to data provided by Numeris, and TSN being the consumer preferred brand for live sports and sports news.*

Other BCE investments

BCE also holds investments in a number of other assets, including:

- a 37.5% indirect equity interest in MLSE, a sports and entertainment company that owns several sports teams, including the Toronto Maple Leafs, the Toronto Raptors, Toronto FC and the Toronto Argonauts, as well as real estate and entertainment assets in Toronto
- a 50% indirect equity interest in Glentel, a Canadian-based connected services retailer
- an 18.4% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club, evenko (a promoter and producer of cultural and sports events) and the Bell Centre in Montréal, Québec, as well as Place Bell in Laval, Québec





Our people

 Our people

Employees

At the end of 2022, our team consisted of 44,610 employees, a decrease of 5,171 employees, compared to the 49,781 employees at the end of 2021, attributable to the sale of a subsidiary, coupled with natural attrition, retirements and workforce reductions.

Approximately 43% of total BCE employees were represented by labour unions at December 31, 2022.



BCE
2021 employees

49,781

- 17% Bell Wireless
- 72% Bell Wireline
- 11% Bell Media



BCE
2022 employees

44,610

- 18% Bell Wireless
- 69% Bell Wireline
- 13% Bell Media

Bell code of business conduct

The ethical business conduct of our people is core to the integrity with which we operate our business. The Bell Code of Business Conduct sets out specific expectations and accountabilities, providing employees with practical guidelines to conduct business in an ethical manner. Our commitment to the Code of Business Conduct is renewed by employees each year in an ongoing effort to ensure that all employees are aware of, and adhere to, Bell's standards of conduct.

1.3   Key corporate developments

 Our networks    Our customers and relationships    Our products and services    Our people

This section contains forward-looking statements, including relating to our plans and strategic priorities. Refer to the section *Caution regarding forward-looking statements* at the beginning of this MD&A.

Launch of Bell Ventures

On October 25, 2022, Bell introduced Bell Ventures, its corporate venture capital initiative to encourage development of early-stage and growth companies that harness the power of Bell's networks to drive growth and adoption of advanced technological solutions. Building on Bell's history of innovation and investments, Bell Ventures is a natural extension of Bell's purpose to advance how Canadians connect with each other and the world. Bell Ventures invests in early-stage and growth companies that provide advanced technology solutions seeking to further differentiate Bell's 5G and fibre networks and deliver solutions for its customers, including in the areas of network security, IoT, robotics, telematics, clean technology (cleantech), augmented/virtual reality (AR/VR), and the metaverse. Recent investments by Bell Ventures include Cohere Technologies, the creator of spectrum multiplier software for 4G and 5G networks, and Boreal Ventures, a venture capital fund supporting promising Québec deep tech start-ups, created in partnership with Montréal innovation centre Centech.

Acquisition of Distributel

On December 1, 2022, Bell completed its acquisition of Distributel, a national independent communications provider offering a wide range of consumer, business and wholesale communications services for cash consideration of $303 million ($282 million net of cash acquired) and $39 million of estimated additional cash consideration contingent on the achievement of certain performance objectives. The acquisition of Distributel is expected to support Bell's strategy to grow residential and business customers. The results of Distributel are included in our Bell Wireline segment.

Strategic partnership with Staples Canada

On January 31, 2023, Bell and Staples Canada announced a multi-year exclusive agreement to sell Bell, Virgin Plus and Lucky Mobile wireless and wireline services through Staples stores across Canada for consumers and small businesses, starting in the first half of 2023. In addition, Bell and Staples will partner to sell Bell wireless and wireline services direct to medium-sized businesses through the Staples Professional sales team, backed by Bell's advanced communications expertise.

Bell Business Markets leadership change

On January 31, 2023, John Watson, Group President, Customer Experience and Artificial Intelligence (AI), took on an expanded role as Group President, Business Markets, Customer Experience and AI, following the retirement of Bell Business Markets President Tom Little after a distinguished 13-year career at the company. This combined leadership approach highlights Bell's focus on bringing the best digital connections and next-generation services to Canadians and businesses while keeping customer experience at the centre of everything we do.

1.4   Capital markets strategy

 Our financial resources

This section contains forward-looking statements, including relating to BCE's dividend growth objective, 2023 annualized common share dividend, dividend payout ratio and financial policy targets, anticipated capital expenditures and network deployment plans, and our business outlook, objectives and plans. Refer to the section *Caution regarding forward-looking statements* at the beginning of this MD&A.

We seek to deliver sustainable shareholder returns through consistent dividend growth. This objective is underpinned by continued growth in free cash flow and a strong balance sheet, supporting a significant ongoing capital investment on advanced broadband networks and services that are essential to driving the long-term growth of our business.

Dividend growth and payout policy

Dividend yield [1]	2023 dividend increase	Dividend payout [2] policy
6.2%	**+5.2%**	**65%–75%**
in 2022	to $3.87 per common share	of free cash flow

On February 2, 2023, we announced a 5.2%, or 19 cents, increase in the annualized dividend payable on BCE's common shares for 2023 to $3.87 per share from $3.68 per share in 2022, starting with the quarterly dividend payable on April 17, 2023. This is BCE's 15th consecutive year of 5% or better dividend growth.

Our objective is to seek to achieve dividend growth while maintaining our dividend payout ratio within the target policy range of 65% to 75% of free cash flow and balancing our strategic business priorities. BCE's dividend payout policy, increases in the common share dividend and the declaration of dividends are subject to the discretion of the BCE Board

and, consequently, there can be no guarantee that BCE's dividend policy will be maintained, that the dividend on common shares will be increased or that dividends will be declared. As at December 31, 2022, our dividend payout ratio was 108%, compared to 105% at December 31, 2021, which is higher than our policy range due to a planned acceleration in capital expenditures. Although capital expenditures are expected to decrease in 2023, they will remain elevated compared to pre-2020 annual levels as we continue to make generational investments in our networks to support the buildout of our fibre, 5G and 5G+ network infrastructure. As a result, BCE's dividend payout ratio is expected to remain above our target policy range in 2023.

(1) *Annualized dividend per BCE common share divided by BCE's share price at the end of the year.*

(2) *Dividend payout ratio is a non-GAAP ratio. Refer to section 11.2,* Non-GAAP ratios *in this MD&A for more information on this measure.*

Executive compensation alignment

BCE's management equity-based incentive plans are based on a pay-for-performance philosophy. The overall goal is to create sustainable value for shareholders by attracting, motivating and retaining the executive officers needed to drive the business strategy, and rewarding them for delivering on our goal of advancing how Canadians connect with each other and the world, through the successful execution of our six strategic imperatives. We have strong alignment of interest between shareholders and management through our equity-based incentive plans.

Best practices adopted by BCE for executive compensation

- Stringent share ownership requirements
- Emphasis on pay at risk for executive compensation
- Double trigger change-in-control policy
- Anti-hedging policy on share ownership and incentive compensation
- Clawbacks for the President and Chief Executive Officer (CEO) and all Executive Vice-Presidents as well as all option holders
- Caps on BCE supplemental executive retirement plans and annual bonus payouts, in addition to long-term incentive grants
- Vesting criteria fully aligned to shareholder interests

Capital markets priorities

Consistent with our capital markets objective to deliver sustainable shareholder returns through dividend growth, while maintaining planned levels of capital investment, investment-grade credit ratings and considerable overall financial flexibility, we deploy excess free cash flow, when available, in a balanced manner and on uses that include, but are not limited to:

- Funding of strategic acquisitions and investments (including wireless spectrum purchases) that support the growth of our business
- Debt reduction

- Voluntary contributions to BCE's defined benefit (DB) pension plans to improve the funded position of the plans and reduce the use of letters of credit for funding deficits
- Share buybacks through normal course issuer bid programs

In 2022, excess free cash flow [1] was negative $245 million, down from negative $152 million in 2021. The year-over-year decrease was primarily attributable to higher capital expenditures consistent with our accelerated capital expenditure program to accelerate the rollout of Bell's wireline fibre and wireless 5G and 5G+ infrastructure. Cash flows from operating activities in 2022 were $8,365 million, up $357 million year-over-year.

Total shareholder return performance

Five-year total shareholder return [2]

+30.3%

2018–2022

One-year total shareholder return [2]

(4.2%)

2022

Five-year cumulative total value of a $100 investment [3]

December 31, 2017 – December 31, 2022



- BCE common shares
- S&P/TSX Composite Index

This graph compares the yearly change in the cumulative annual total shareholder return of BCE common shares against the cumulative annual total return of the S&P Global Ratings Canada (S&P)/TSX Composite Index [4], for the five-year period ending December 31, 2022, assuming an initial investment of $100 on December 31, 2017 and the quarterly reinvestment of all dividends.

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(1) *Excess free cash flow is a non-GAAP financial measure. Refer to section 11.1, Non-GAAP financial measures in this MD&A for more information on this measure.*

(2) *Shareholder return is defined as the change in BCE's common share price for a specified period plus BCE common share dividends reinvested, divided by BCE's common share price at the beginning of the period.*

(3) *Based on BCE's common share price on the TSX and assuming the reinvestment of dividends.*

(4) *As the headline index for the Canadian equity market, the S&P/TSX Composite Index is the primary gauge against which to measure total shareholder return for Canadian-based, TSX-listed companies.*

Strong capital structure

BCE's balance sheet is underpinned by a healthy available liquidity [1] position of $3.5 billion at the end of 2022, comprised of $99 million in cash, $50 million in cash equivalents, $700 million available under our securitized receivables program and $2.65 billion available under our $3.5 billion committed revolving and expansion credit facilities [2], and an investment-grade credit profile, providing the company with a solid financial foundation and a high level of overall financial flexibility. BCE has an attractive long-term debt maturity profile with no maturities until the third quarter of 2023. We continue to monitor the capital markets for opportunities to lower our cost of debt and optimize our cost of capital. We seek to proactively manage financial risk in terms of currency exposure of our U.S. dollar-denominated purchases, as well as equity risk exposure under BCE's long-term equity-based incentive plans and interest rate and foreign currency exposure under our various debt instruments. We also seek to maintain investment-grade credit ratings with stable outlooks.

Attractive long-term public debt maturity profile [3]

- Average term of Bell Canada's publicly issued debt securities: approximately 13 years
- Average after-tax cost of publicly issued debt securities: 2.9%
- No publicly issued debt securities maturing until Q3 2023

Strong liquidity position [3]

- $2.65 billion available under our $3.5 billion multi-year committed credit facilities
- $700 million accounts receivable securitization available capacity
- $99 million cash
- $50 million cash equivalents

Investment-grade credit profile [3] [4]

- Long-term debt credit rating of BBB (high) by DBRS Limited (DBRS), Baa 1 by Moody's Investors Service, Inc. (Moody's) and BBB+ by S&P, all with stable outlooks

We monitor our capital structure by utilizing a number of measures, including net debt leverage ratio, adjusted EBITDA to adjusted net interest expense ratio, and dividend payout ratio.

As a result of financing a number of strategic acquisitions made since 2010, including CTV Inc. (CTV), Astral Media Inc. (Astral), MLSE, Bell Aliant Inc. and Manitoba Telecom Services Inc. (MTS); voluntary pension plan funding contributions to reduce our pension solvency deficit; wireless spectrum purchases; accelerated capital expenditures; as well as a one-time unfavourable impact in 2019 due to the adoption of IFRS 16 that added $2.3 billion of lease liabilities to net debt [1] on our balance sheet on January 1, 2019, our net debt leverage ratio has increased above our internal target range. At December 31, 2022, our net debt leverage ratio [1] was 3.30 times adjusted EBITDA, which exceeded the upper end of our internal target range by 0.80 times.

BCE's adjusted EBITDA to adjusted net interest expense ratio [1] at the end of 2022 remained above our internal target range of greater than 7.5 times adjusted EBITDA at 8.50 times, providing good predictability in our debt service costs and protection from interest rate volatility.

BCE credit ratios	Internal target	December 31, 2022	December 31, 2021
Net debt leverage ratio	2.0–2.5	3.30	3.17
Adjusted EBITDA to adjusted net interest expense ratio	>7.5	8.50	8.77

Bell Canada successfully accessed the debt capital markets in February 2022 and November 2022, raising $750 million in U.S. dollars ($954 million in Canadian dollars) in gross proceeds from the issuance of notes in the U.S., and a total of $1 billion in gross proceeds from the

issuance in Canada of medium-term note (MTN) debentures. Both the Canadian-dollar and U.S.-dollar issuances contributed to maintaining our after-tax cost of outstanding publicly issued debt securities relatively stable at approximately 2.9% (4.0% on a pre-tax basis) and the average term to maturity at approximately 13 years. The net proceeds of the 2022 offerings were used to fund the early redemption of $1 billion of Bell Canada MTN debentures maturing in 2023, to repay short-term debt and for general corporate purposes.

BCE also redeemed all of its outstanding Cumulative Redeemable First Preferred Shares, Series AO (Series AO Preferred Shares) in March 2022 at a redemption price of $25.00 per Series AO Preferred Share, for a total amount of $115 million.

In March 2022, Bell Canada renewed its short form base shelf prospectus, enabling Bell Canada to offer debt securities from time to time until April 7, 2024. The debt securities will be fully and unconditionally guaranteed by BCE. Consistent with past practice, the short form base shelf prospectus was renewed to continue to provide Bell Canada with financial flexibility and efficient access to the Canadian and U.S. debt capital markets.

Subsequent to year end, on February 9, 2023, Bell Canada completed a public offering in Canada of $1.5 billion of MTN debentures in two series. The $1.05 billion 4.55% Series M-58 MTN debentures will mature on February 9, 2030. The $450 million 5.15% Series M-59 MTN debentures will mature on February 9, 2053. The net proceeds of the offering were used to repay short-term debt and for general corporate purposes.

As at March 2, 2023, Bell Canada had issued $2.5 billion principal amount of debt securities under its new short form base shelf prospectus.

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(1) *Available liquidity and net debt are non-GAAP financial measures and net debt leverage ratio and adjusted EBITDA to adjusted net interest expense ratio are capital management measures. See section 11.1,* Non-GAAP financial measures *and section 11.4,* Capital management measures *in this MD&A for more information on these measures.*

(2) *In 2022, Bell Canada converted its committed credit facilities into a sustainability-linked loan. The amendment introduces a borrowing cost that varies based on Bell's performance of certain sustainability performance targets.*

(3) *As at December 31, 2022*

(4) *These credit ratings are not recommendations to buy, sell or hold any of the securities referred to, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. Each credit rating should be evaluated independently of any other credit rating.*

1.5 Corporate governance and risk management

Corporate governance philosophy

The Board and management of BCE believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices, and providing full transparency and accountability to our shareholders. The Board is responsible for the supervision of the business and affairs of the company.

Below are our key Board information and governance best practices:

✓	Directors are ALL Independent (except CEO)	✓	Directors' Tenure Guidelines
99.5%	2022 Board and Committee Director Attendance Record	✓	Board Renewal: 8 Non-Executive Director Nominees ≤ 7 Years Tenure
✓	Board Committee Members are All Independent	✓	Share Ownership Guidelines for Directors and Executives
✓	Board Diversity Policy and Target for Gender Representation	✓	Code of Business Conduct and Ethics Program
✓	Annual Election of All Directors	✓	Annual Advisory Vote on Executive Compensation
✓	Directors Elected Individually	✓	Formal Board Evaluation Process
✓	Majority Voting for Directors	✓	Board Risk Oversight Practices
✓	Separate Chair and CEO	✓	ESG Strategy Reviewed by Board
✓	Board Interlocks Guidelines	✓	Robust Succession Planning

For more information, please refer to BCE's most recent notice of annual general shareholder meeting and management proxy circular (the Proxy Circular) filed with the Canadian provincial securities regulatory authorities (available at **sedar.com**) and furnished to the U.S. Securities and Exchange Commission (available at **sec.gov**), and available on BCE's website at **BCE.ca**.

Risk governance framework

Board oversight

BCE's full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. While the Board has overall responsibility for risk, the responsibility for certain elements of the risk oversight program is delegated to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence, with reporting to the Board on a regular basis.



Risk information is reviewed by the Board or the relevant committee throughout the year, and business leaders present regular updates on the execution of business strategies, risks and mitigation.

- The Risk and Pension Fund Committee has oversight responsibility for the organization's risk governance framework, which exists to identify, assess, mitigate and report key risks to which BCE is exposed. As part of its Charter, the Risk and Pension Fund Committee is tasked with oversight of risks relating to business continuity plans, work stoppage and disaster recovery plans, regulatory and public policy, information management and privacy, information security (including cyber security), physical security, fraud, vendor and supply chain management, ESG (including climate change), the pension fund, network resiliency, and other risks as required. The Risk and Pension Fund Committee receives reports on security matters, including information security, and on environmental matters at each of its meetings.

- The Audit Committee is responsible for overseeing financial reporting and disclosure, as well as the organization's internal control systems and compliance with legal requirements

- The Management Resources and Compensation Committee (Compensation Committee) oversees risks relating to compensation, succession planning and workplace policies and practices

- The Corporate Governance Committee (Governance Committee) assists the Board in developing and implementing BCE's corporate governance guidelines and determining the composition of the Board and its committees. The Governance Committee is responsible for oversight of our corporate purpose and ESG strategy (including integration of ESG within our company strategy), and monitoring the implementation of ESG programs, goals and key initiatives, and related disclosure. The Governance Committee is also responsible for oversight of the organization's policies concerning business conduct, ethics and public disclosure of material information.

Risk management culture

There is a strong culture of risk management at BCE that is actively promoted by the Board, the Risk and Pension Fund Committee and the President and CEO, at all levels within the organization. It is a part of how the company operates on a day-to-day basis and is woven into its structure and operating principles, guiding the implementation of the organization's strategic imperatives.

The President and CEO, selected by the Board, has set his strategic focus through the establishment of six strategic imperatives and focuses risk management around the factors that could impact the achievement of those strategic imperatives. While the constant state of change in the economic environment and the industry creates challenges that need to be managed, clarity around strategic objectives, performance expectations, risk management and integrity in execution ensures discipline and balance in all aspects of our business.

Risk management framework

While the Board is responsible for BCE's risk oversight program, operational business units are central to the proactive identification and management of risk. They are supported by a range of corporate support functions that provide independent expertise to reinforce implementation of risk management approaches in collaboration with the operational business units. The Internal Audit function provides a further element of expertise and assurance, working to provide insight and support to the operational business units and corporate support functions, while also providing the Audit Committee, and other Board committees as required, with an independent perspective on the state of risk and control within the organization. Collectively, these elements can be thought of as a "three lines" approach to risk management. Although the risk management framework described in this section 1.5 is aligned with industry practices, there can be no assurance that it will be sufficient to prevent the occurrence of events that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.



First line – operational business units

The first line refers to management within our operational business units, who are expected to understand their operations in great detail and the financial results that underpin them. There are regular reviews of operating performance involving the organization's executive and senior management. The discipline and precision associated with this process, coupled with the alignment and focus around performance goals, creates a high degree of accountability and transparency in support of our risk management practices.

As risks emerge in the business environment, they are discussed in a number of regular forums to share details and explore their relevance across the organization. Executive and senior management are integral to these activities in driving the identification, assessment, mitigation and reporting of risks at all levels. Formal risk reporting occurs through strategic planning sessions, management presentations to the Board and formal enterprise risk reporting, which is shared with the Board and the Risk and Pension Fund Committee during the year.

Management is also responsible for maintaining effective internal controls and for executing risk and control procedures on a day-to-day basis. Each operational business unit develops its own operating controls and procedures that fit the needs of its unique environment.

Second line – corporate support functions

BCE is a very large enterprise, with 44,610 employees as at December 31, 2022, multiple business units and a diverse portfolio of risks that is constantly evolving based on internal and external factors. In a large organization, it is common to manage certain functions centrally for efficiency, scale and consistency. While the first line is often central to identification and management of business risks, in many instances operational management works collaboratively with, and also relies on, the corporate functions that make up the second line of support in these areas. These corporate functions include Regulatory, Finance, Corporate Security, Corporate Risk Management, Legal, Corporate Responsibility, Human Resources, Real Estate and Procurement.

Regulatory function: This function is responsible for the regulatory portfolio, including an expanding range of obligations set out in new privacy and data protection laws being enacted in Canada and around the world. BCE has developed, and maintains, an enhanced Data Governance Policy that encompasses the protection and appropriate use of data across its life cycle. A significant element of the data governance program relies on the Corporate Security activities outlined below and these two functions work jointly with data owners, data custodians and other relevant employees to ensure this policy is appropriately implemented. We recognize that a strong and consistently applied approach to data governance is essential to maintaining the social licence necessary to achieve our business objectives. For more information on our approach to privacy and data security, refer to section 1.6, *Capitals and our corporate responsibility*, in this MD&A.

Finance function: BCE's Finance function plays a pivotal role in seeking to identify, assess and manage risks through a number of activities, which include financial performance management, external reporting, pension management, capital management, and oversight and execution practices related to the U.S. *Sarbanes-Oxley Act of 2002* and equivalent Canadian securities legislation, including the establishment and maintenance of appropriate internal control over financial reporting. BCE has also established and maintains disclosure controls and procedures to seek to ensure that the information it publicly discloses, including

its business risks, is accurately recorded, processed, summarized and reported on a timely basis. For more details concerning BCE's internal control over financial reporting and disclosure controls and procedures, refer to the Proxy Circular and section 12, *Effectiveness of internal controls*, in this MD&A.

Corporate Security function: This function is responsible for all aspects of security, which requires a deep understanding of the business, the risk environment and the external stakeholder environment. Based on this understanding, Corporate Security sets the standards of performance required across the organization through security policy definitions and monitors the organization's performance against these policies. In high and emerging risk areas such as information security, Corporate Security leverages its experience and competence and, through collaboration with the operational business units, develops strategies intended to seek to mitigate the organization's risks. For instance, we have implemented security awareness training and policies and procedures that seek to mitigate information security threats. We further rely on security assessments to identify risks, projects and implementation controls with the objective of ensuring that systems are deployed with the appropriate level of control based on risk and technical capabilities, including access management, vulnerability management, security monitoring and testing, to help identify and respond to attempts to gain unauthorized access to our information systems and networks. We evaluate and seek to adapt our security policies and procedures designed to protect our information and assets in light of the continuously evolving nature and sophistication of information security threats. However, given in particular the complexity and scale of our business, network infrastructure, technology and IT support systems, there can be no assurance that the security policies and procedures that we implement will prevent the occurrence of all potential information security breaches. In addition, although BCE has contracted an insurance policy covering information security risk, there can be no assurance that any insurance we may have will cover the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

Corporate Risk Management function: This function works across the company to gather information and report on the organization's assessment of its principal risks and the related exposures. Annually, senior management participate in a risk survey that provides an important reference point in the overall risk assessment process.

In addition to the activities described above, the second line is also critical in building and operating the oversight mechanisms that bring focus to relevant areas of risk and reinforce the bridges between the first and second lines, thereby seeking to ensure that there is a clear understanding of emerging risks, their relevance to the organization and the proposed mitigation plans.

To further coordinate efforts between the first and second lines, BCE has established a Health and Safety, Security, Environment and Compliance Oversight Committee (HSSEC Committee). A significant number of BCE's most senior leaders are members of the HSSEC Committee, the purpose of which is to oversee BCE's strategic security (including information security), compliance, environmental, and health and safety risks and opportunities. This cross-functional committee seeks to ensure that relevant risks are adequately recognized and mitigation activities are well integrated and aligned across the organization and are supported with sufficient resources. The HSSEC Committee also mandates the company's Energy Board, a working group composed of business unit employees, including vice-presidents and directors, to ensure oversight of our overall energy consumption and costs with the objective of minimizing financial and reputational risks while maximizing business opportunities. The Energy Board also oversees the progress made towards meeting our GHG emissions reduction and supplier engagement targets.

In addition, the company's Corporate Responsibility (CR) Board, composed of a significant number of employees at the senior vice-president, vice-president and director levels, supports the evolution of our corporate responsibility strategy. The CR Board has the responsibilities, among others, to embed corporate responsibility considerations into corporate and business unit strategies, assist in identifying corporate responsibility areas for further improvement, establish relevant ESG metrics, respond to stakeholders' concerns, review ESG public disclosures, approve procedures seeking to verify the accuracy of publicly disclosed ESG information and support various corporate responsibility initiatives. The CR Board reports on progress to the HSSEC Committee, the co-chairs of which report to the Risk and Pension Fund Committee, Governance Committee and Compensation Committee of the Board of Directors. The CR Board also reports to the BCE Disclosure and Compliance Committee with regards to the public disclosure of ESG information.

Third line – internal audit function

Internal Audit is a part of the overall management information and control system and has the responsibility to act as an independent appraisal function. Its purpose is to provide the Audit Committee, other Board committees, as required, and management with objective evaluations of the company's risk and control environment, to support management in fulfilling BCE's strategic imperatives and to maintain an audit presence throughout BCE and its subsidiaries.

1.6 Capitals and our corporate responsibility

This section contains forward-looking statements, including relating to our ESG objectives. Refer to the section *Caution regarding forward-looking statements* at the beginning of this MD&A.

Since our founding in 1880, Bell has been enabling Canadians to connect with each other and the world. Our approach to corporate responsibility is to manage the company in ways that support the social and economic prosperity of our communities while safeguarding the environment, with a commitment to the highest ESG standards.

Corporate responsibility underpins our six strategic imperatives

Corporate responsibility is a fundamental element of each of the six strategic imperatives that inform BCE's policies, decisions and actions. Our focus is on creating a more sustainable future by embedding it directly into our six strategic imperatives. As one of Canada's largest companies, we are driven to continually improve our impact and our contribution to society with our network deployments, investments in mental health initiatives, environmental sustainability and an engaged workplace. This approach also supports our purpose to advance how Canadians connect with each other and the world.

Our corporate responsibility approach is informed by a set of guiding principles that support our corporate strategy and policies throughout the organization. Through stakeholder engagement and our own internal processes, we monitor ESG issues and opportunities and set objectives for priority issues seeking to enhance sustainability performance. We constantly measure and report on our progress. Through these actions, we strive to drive environmental leadership, achieve a diverse and inclusive workplace, lead data governance, and protect and build stronger, healthier communities.

The Board has established clear oversight of our corporate responsibility programs and our approach to ESG practices with primary accountability at the committee level. The Governance Committee is responsible for oversight of our corporate purpose and our ESG strategy and disclosure, which includes oversight and related disclosure of climate-related risks. It is also responsible for our governance practices and policies, including those concerning business conduct and ethics. In addition, the Risk and Pension Fund Committee oversees environmental, safety and security risks, including data governance and cybersecurity, while the Audit Committee monitors significant ESG issues and approves our risks and assumptions disclosures. The Compensation Committee has oversight of human resource issues including respectful workplace practices, DEIB, team survey results, human rights and health and safety. Since 2020, the Compensation Committee has formally added ESG targets to the corporate performance metrics within the measures of the company's annual short-term incentive compensation program, the Annual Incentive Plan (AIP). In 2022, to reflect how ESG is embedded into the overall strategy of the business, ESG-related metrics were embedded throughout our strategic imperatives score and represent, in aggregate, at least 30% of the total strategic imperatives score. The strategic imperative score represents 40% weighting of the Corporate Performance Index within the AIP. The majority of team members participate in the AIP.

Since 1993, BCE has been publishing a Corporate Responsibility Report detailing our performance in managing ESG issues. However, 2022 marks the first year we present our financial and non-financial performance in an Integrated Annual Report following the principles of the <IR> Framework. We believe this approach provides a useful basis for disclosing how we seek to create sustained value for our stakeholders over time. An integral element of the <IR> Framework are the six pillars, called "capitals" (our networks, our customers and relationships, our products and services, our environment, our people and our financial resources). We call them capitals because they are inputs to value creation.

BCE is recognized for its corporate responsibility and ESG programs, as reflected in its inclusion in various sustainability indices and its receipt of sustainability awards, such as the Global 100 by Corporate Knights [1] and the Order of Excellence for Mental Health at Work by Excellence Canada.[2] In 2022, BCE continued to be listed on socially responsible investment indices, such as the FTSE4Good Index, the Jantzi Social Index, the Ethibel Sustainability Index Excellence Global, the Euronext Vigeo World 120 index, Oekom Research ISS index, MSCI ESG Index, the Global Compact 100 index and since January 2023, we are a constituent of the Global 100 index from Corporate Knights.

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(1) *In January 2023, Corporate Knights, a sustainable-economy media and research company, ranked Bell #42 in its 2023 ranking of the World's 100 Most Sustainable Corporations. The ranking is based on an assessment of more than 6,000 public companies with revenue over US $1 billion. All companies are scored on applicable metrics relative to their peers, with 50% of the weight assigned to sustainable revenue and sustainable investment.*

(2) *Excellence Canada, an independent not-for-profit corporation dedicated to advancing organizational performance across Canada, awarded Bell Canada the Order of Excellence for Mental Health at Work. This certification recognizes Bell's establishment of mental health at work best practices benchmarked against world-class organizations, and the demonstrated impact of Bell's mental health focus over several years.*

Our networks

 Our networks

Our networks and services are fundamental to the communities we serve, the nation's economy and Canadian society as a whole. Our networks are integral to delivering our wireless, wireline, and broadcasting services. We work closely with governments, regulators and our customers to maximize these societal benefits.

Additionally, privacy and information security present both potentially significant risks and opportunities for any business operating in the digital economy. They are the subject of an expanding range of obligations, including under new privacy and data protection laws being enacted in Canada and around the world. Our customers, team members and investors increasingly expect us to demonstrate that we collect data appropriately, use it for purposes that advance their interests, and keep it secure.

How digital access helps create value

Advanced communications networks provide access to a broad spectrum of everyday activities for all Canadians. Today, Bell's network technologies are a key part of Canada's 21st century infrastructure. Our networks provide an ever-increasing number of consumers and businesses of all sizes with greater capabilities and new opportunities to connect, build, and grow, while bridging the digital divide.

Our activities and outcomes

Bell investments are delivering benefits directly to our customers, from providing more consumers with better access to family and friends, remote learning and entertainment to enabling businesses and communities to operate more efficiently and grow in the digital economy. At the same time, by continuing to close the digital divides that separate communities, we are also supporting growth among suppliers and partners and helping build and drive innovation across the Canadian digital ecosystem.

In 2022, Bell's capital expenditures were $5.1 billion as we continued to accelerate fibre deployments directly to homes and businesses and 5G wireless connectivity throughout our footprint. As a direct result of these investments, Bell's pure fibre Internet was made available to an additional 854,000 homes and businesses by the end of 2022.

Bell wireless and network technologies are a key part of Canada's 21st century infrastructure. Bell's LTE wireless network reached 99% of Canadians by 2020. Since then we have launched and expanded our 5G network in urban and rural markets, reaching 82% of all Canadians by the end of 2022.

Investing in network security, capacity and resiliency has helped Bell achieve 99.9901% network reliability in 2022. Our investments provide core network architecture, diversity and redundancy – including multiple transport routes – which minimize the risk of major service disruptions. We also proactively provide notifications to keep customers informed if services are disrupted.

Key metrics

5G network coverage at December 31



Number of additional pure fibre locations built



Bell's network reliability [1]



Target: above 99.99%

How data privacy governance helps create value

We recognize that to achieve our purpose of advancing how Canadians connect with each other and the world, we must maintain the social licence from our customers and all Canadians to collect and use data in our operations. A strong and consistently applied approach to data governance is critical to maintaining that social licence by focusing on respecting the privacy of our customers' data and protecting such data against information security threats. Conversely, failure to meet customer expectations regarding the appropriate use and protection of their data can have negative reputational, business and financial consequences for our company.

(1) *Bell's network reliability refers to our high-speed Internet connection.*

Our activities and outcomes

Our approach to data governance encompasses the protection and appropriate use of data across their life cycle, and we are incorporating data governance proactively as a core consideration in all our business initiatives and technology decisions. We have a data governance policy which covers privacy, information security, data access management and records management. All employees are trained on data governance, as part of our mandatory biannual code of business conduct training. In 2022, Bell continued to make significant investments in people, processes and technology in order to seek to protect confidential information from evolving cybersecurity threats.

Key metric

	2020	2021	2022
Number of unresolved well-founded privacy complaints from the Office of the Privacy Commissioner of Canada	0	0	0

How information security governance helps create value

Cybersecurity threats give rise to new and emerging standards and regulations. We need to be able to identify and address information security risks in a timely manner in order to be in a better position to protect our market share and reputation, and these efforts align with our strategic imperative to champion customer experience, while at the same time reducing exposure to cyberattacks. Avoiding data breaches can also limit the increase in expenses associated with remediation efforts and legal exposures, aligning with our strategic imperative to operate with agility and cost efficiency.

Our activities and outcomes

We are focused on maintaining the trust that our customers have in us to protect their data. To do this, we are implementing prevention, detection, and response programs related to security threats. In addition, we are helping define industry security and risk management practices, and we are training our team members on data protection.

In 2022, we have aligned our Information Security program at 80% of the ISO/IEC 27001 standard which puts us in a good position to meet our target of 100% alignment by the end of 2023. Starting in 2021, we launched our Be Cyber Savvy information security training program. This training program includes onboarding to our specialized Cyber Awareness platform, the conducting of monthly phishing simulations and the completion of four baseline courses. Team members must complete these four courses within 12 months of being onboarded to the program. This year, 88% of onboarded team members completed baseline training by the end of 2022. As we move forward, we believe a combination of training, clear messaging, and positive reinforcement when reporting a phishing attempt, should lead to year-over-year phishing report rate improvement. In addition, to demonstrate employee-level organizational awareness in keeping Bell secure we are integrating a new metric, which consists of the number of reported phish simulations between our fully trained employees and non-trained employees on our Be Cyber Savvy information security training. This year, we observed a 155% increase in reported phishing simulations, signaling we are moving in the right direction.

Key metric

Reported phish simulation between our fully trained employees and non-trained employees on our Be Cyber Savvy information security training



Non-trained

Fully trained

+155% more reporting

Our customers and relationships

 Our customers and relationships

Since 2010, the Bell Let's Talk mental health initiative has raised awareness and action for Canadian mental health, with a focus on helping reduce the stigma around mental illness, improving access to care, supporting world-class research and leading by example in workplace mental health. Over the last 13 years, Canadians and people worldwide have taken action to create positive change by engaging in the mental health conversation, working hard to help create a Canada where everyone can get the culturally-appropriate mental health support they need.

How taking action on mental health helps create value

Our products and services help communities thrive, and we believe the way we invest – our time, our money and our passion – has a positive impact on the communities we serve. Communities also benefit from the engagement of our team members as they support the causes they value deeply. Bell is taking a leading role in helping address the mental health crisis in Canada with the Bell Let's Talk mental health initiative. The program encourages Canadians to take action and achieve positive change in their mental health.

Our activities and outcomes

In the lead up to Bell Let's Talk Day 2023, $2.3 million in funding for mental health was awarded to projects across the country. This included:

- $1 million from the Bell Let's Talk Post-Secondary Fund to support 10 colleges, universities and cégeps
- $1.1 million from the Bell Let's Talk Diversity Fund to 11 organizations supporting the mental health and well-being of Canada's Black, Indigenous and People of Colour (BIPOC) communities
- $200,000 to Cité de la Santé Foundation for the refurbishment of the psychiatric unit at the Cité-de-la-Santé Hospital (CISSS in Laval).

In January 2023, more than 300 communities and organizations across Canada and around the world showed their support for mental health by raising the Bell Let's Talk flag at city and town halls, military bases, schools and other locations. Students at 210 Canadian universities, colleges and cégeps across the country also engaged in a variety of initiatives in their learning environments to promote student mental health.

Key metric

On January 9, 2023, Bell committed an additional $10 million toward our goal of $155 million for Canadian mental health programs by 2025. This action replaced the donation of 5 cents per interaction that Bell has made in previous years on Bell Let's Talk Day. This new funding of $10 million is more than Bell has ever committed on Bell Let's Talk Day and it shifted the emphasis on Bell Let's Talk Day toward practical actions that Canadians can all take throughout the year to create change. With the additional $10 million, Bell has committed more than $139 million towards its $155 million goal and has partnered with more than 1,400 organizations providing mental health support and services throughout Canada.

Our products and services

 Our products and services

Our products and services provide value to Canadians by helping them both mitigate climate change and adapt to its impacts. Our solutions enable customers to reduce environmental impacts, improve health and safety and better safeguard protected data from growing risks.

How our products and services contributing to climate change mitigation and adaptation helps create value

Bell technologies and services can help our customers reduce energy needs, minimize carbon footprints and enhance productivity. Our solutions help businesses embrace new ways to communicate, collaborate, ensure business continuity and be able to maintain services in the event of emergencies and extreme incidents.

Our activities and outcomes

Our solutions include:

- virtualization and cloud computing which encourage optimal use of space, power and cooling resources by consolidating servers and storage and improve business continuity through redundancies in our network,
- IoT services which can help optimize asset and fleet management and are effective for smart buildings, smart cities, smart operations and smart fieldwork applications,

- teleconferencing and teleworking which help ensure business continuity, as evidenced during the COVID-19 pandemic,
- dematerialization which substitutes technology (e.g., online banking apps) for travel (e.g., commuting to the bank),
- social networks, enabled by our infrastructure, which have a broad range of benefits, including car pooling and alternative travel solutions when extreme climate events limit transportation options.

At Bell, we believe it is important to understand the net carbon abatement impact of our solutions on the planet's carbon load. To achieve this, we have worked with Groupe AGECO, a third-party consultant with expertise in GHG quantification, to develop a methodology which quantifies the carbon reduction capacity of our products and services used by our customers.

Key metric

GHG emissions avoided by our customers through the use of Bell's products and services

Number of times by which GHG emissions abated through the use of Bell technologies exceed GHG emitted by Bell's operations [1]



(1) Taking into account the products and services for which Bell has developed the technology and plays a fundamental role in its delivery to clients, as well as the products and services for which Bell has not developed the technology but enables it by providing the network. GHG emitted by Bell's operations refers to scope 1 emissions (direct GHG emissions from sources that are owned or controlled by Bell) and scope 2 emissions (indirect GHG emissions associated with the consumption of purchased electricity, heating/cooling and steam required by Bell's activities.) The analyses were performed based on 2015, 2017 and 2020 data, respectively.

Our environment

 Our
environment

We strive to minimize the negative environmental impacts of our operations and to create positive impacts where possible. We also know that our team members, our customers, and our investors expect this. Taking care of the environment makes good business sense. If we fail to take action to reduce our negative impacts on the environment, we risk losing our valuable team members and customers to competitors, we risk increased costs due to fines or remediation requirements, and we risk losing investors, all of which could adversely impact our business.

We have been implementing and maintaining programs to reduce the environmental impact of our operations for more than 30 years. Our Environmental Policy, first issued in 1993, reflects our team members' values, as well as the expectations of customers, investors and society that we regard environmental protection as an integral part of doing business that needs to be managed systematically under a continuous improvement process. We implemented an environmental management system (EMS) to help with this continuous improvement, which has been certified ISO 14001 [1] since 2009, making us the first North American communications company to be so designated. We have continuously maintained this certification since then. In addition, Bell's energy management system was certified ISO 50001 [2] in 2020, also making us the first North American communications company to be so designated [3].

How addressing climate change helps create value

Climate change poses risks to the health of our operating environment and our ability to create value. To help mitigate these risks, we aim to reduce our energy consumption and GHG emissions while continuing to adapt to the impacts of climate change.

Our activities and outcomes

We are taking action both to help fight climate change and adapt to its consequences. We are adapting by taking action to maintain our resiliency in the face of climate change, and are helping our customers do the same. To fight climate change, we are focused on reducing our energy consumption and GHG emissions, while also helping customers reduce theirs. Fostering innovation that helps reduce our carbon footprints is part of our culture. On an annual basis, we calculate, monitor and publicly report on our energy performance and GHG emissions as part of our environmental and energy management systems. Since 2003, we report on our climate change mitigation and adaptation efforts through the CDP (formerly the Carbon Disclosure Project), a not-for-profit organization that gathers information on climate-related risks and opportunities from organizations worldwide. In 2022, we obtained an A- score, ranking us in the "Leadership Band" for the seventh consecutive year, recognizing our leadership on climate action, our alignment with current best practices and the transparency of our climate-related disclosures. Furthermore, we disclose annually on our risks and opportunities related to climate change following the 11 recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD). We are also engaged in reducing our GHG footprint to contribute to the global effort in fighting climate change. We have set the target to be carbon neutral for our operational GHG emissions [4] starting in 2025. For 2026 and 2030, we have set science-based GHG emissions reduction targets that are consistent with the goals of the Paris Agreement. The Science Based Targets initiative (SBTi) [5] has approved the three specific targets set by BCE Inc. that cover all scopes.

Key metrics

Energy intensity (Energy consumption (Megawatt hours (MWh) equivalent) divided by network usage (petabytes))



Operational (scope 1 and 2) GHG emissions



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(1) *Our ISO 14001 certification covers Bell Canada's oversight of the EMS associated with the development of policies and procedures for the delivery of landline, wireless, TV and Internet services, broadband and connectivity services, data hosting, cloud computing, radio broadcasting and digital media services, along with related administrative functions.*

(2) *Our ISO 50001 certification covers Bell Canada's energy management program associated with the activities of real estate management services, fleet services, radio broadcasting and digital media services, landline, wireless, TV, Internet services, connectivity, broadband services, data hosting and cloud computing, in addition to related general administrative functions.*

(3) *Bell's review in 2020 of publicly available information for North-American communications and telecommunications companies indicated Bell was the first of its North American communications and telecommunications competitors to receive ISO 14001 and 50001 certifications.*

(4) *Operational GHG emissions include scope 1 and scope 2 emissions. Scope 1 GHG emissions are direct emissions from sources that are controlled by Bell. Scope 2 GHG emissions are indirect emissions associated with the consumption of purchased electricity, heating/cooling and steam required by Bell's activities.*

(5) *The SBTi is a partnership between CDP, the United Nations Global Compact, World Resources Institute and the World Wide Fund for Nature driving ambitious climate action in the private sector by enabling organizations to set science-based emissions reduction targets.*

How circular economy helps create value

We are improving our circular economy model to focus on solutions that detach growth from accelerating raw material consumption. This approach effectively reduces the environmental impact of our operations. Waste reduction is essential to our objective of improving on our operational efficiency. Waste reduction also aligns with the values and expectations of our team members and customers.

Our activities and outcomes

Bell has managed waste reduction, reuse and recycling programs for more than 30 years. We have ambitious waste reduction goals and strong monitoring processes in place that enable us to track and report on our waste-generating activities. To manage the waste created from the electronic devices we distribute to customers, we have implemented effective and accessible e-waste collection programs for the recovery, reuse, refurbishment and recycling of customer-facing devices, including national take-back programs, drop boxes and mail-in instructions. To measure the success of these programs, we have set a goal of collecting 7 million used TV receivers, modems, mobile phones and Wi-Fi pods from January 2021 to the end of 2023. At Bell, we believe in leading by example, and so to continue to manage and reduce the waste generated from our own operations, we have

adopted a new target to reach and maintain a 15% reduction of total waste sent to landfill by 2025, with a reference year of 2019. Through setting ambitious waste reduction targets, such as the ones listed above, we are striving to build a resilient path to circularity with the general ambition of sending zero waste to landfill and are investing in research and development of products where current technology does not provide responsible waste diversion methods.

Key metric
Cumulative recovery of used TV receivers, modems, Wi-Fi pods [1] and mobile phones



Our people

 Our people

To execute on our strategic imperatives, we rely on the engagement and expertise of our team members. We focus on attracting, developing and retaining the best talent, as well as creating a positive team member experience to drive effectiveness, high performance and agility in our evolving business environment. Through workplace wellness initiatives and by celebrating diversity in the workplace, we reinforce our goal of creating a safe and inclusive atmosphere for all team members.

How well-being helps create value

Bell team members bring our corporate purpose and strategic imperatives to life every day. To support the Bell team, we strive for a dynamic culture where all team members feel valued and respected in a safe, supported environment. We offer inclusive benefits, ongoing education and awareness programs and a range of progressive initiatives to foster well-being and success. At Bell, we believe that taking care of the well-being of our team members is essential to their personal success and to our organization's ongoing progress.

Our activities and outcomes

To foster the well-being of our team members, we believe that engaging our team members as well as nurturing an inclusive environment are

both essential. We are proud to be ranked as one of Canada's Top Employers [2]. Bell has been recognized by Mediacorp as one of Canada's Best Diversity Employers, Top Employers for Young People, Top Family-Friendly Employers, one of Canada's Greenest Employers and one of Montréal's Top Employers [3] [4] [5] [6] [7]. Bell was also recognized as one of Canada's Future Workforce Top Employers in Computer Science based on input from thousands of Canadian university and college students [8]. We are focused on developing and retaining the best talent in the country by providing a workplace that is positive, professional and rewarding, all of which enable creativity and innovation. We also continue to develop, implement and share mental health practices in the workplace, and to broaden our approach to emphasize total-health support. We educate team members through our training programs and campaigns, support them through an extensive range of mental health services, and support and adapt workplace policies and practices to foster a psychologically safe workplace. Since 2010, over 90 metrics have been measured quarterly and assessed for trends and program insights to closely monitor the psychological health of our workplace. Collecting qualitative and quantitative data is crucial to ensuring that we are heading in the right direction and making any required adjustments to our mental health programs.

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(1) *Wi-Fi pods have been included in the scope starting in 2021.*

(2) *Bell was recognized as one of "Canada's Top 100 Employers" in years 2016 to 2023 by Canada's Top Employers, an editorial competition organized by Mediacorp Canada Inc., a publisher of employment periodicals. Winners are evaluated and selected based on their industry leadership in offering exceptional workplaces for their employees. Employers are compared to others in their field to determine which offers the most progressive and forward-thinking programs.*

(3) *Bell was recognized as one of "Canada's Best Diversity Employers" in years 2017 to 2022 by Canada's Top 100 Employers. Winners are selected based on successful diversity initiatives in a variety of areas, when compared to other employers in the same field.*

(4) *Bell was recognized as one of "Canada's Top Employers for Young People" in years 2018 to 2022 by Canada's Top 100 Employers. Winners are evaluated and selected based on the programs offered to attract and retain young employees, when compared to other employers in the same field.*

(5) *Bell was recognized as one of "Canada's Top Family-Friendly Employers" in years 2020 to 2022 by Canada's Top 100 Employers. Winners are evaluated and selected based on the programs and initiatives offered to help employees balance work and family commitments, when compared to other employers in the same field.*

(6) *Bell was recognized as one of "Canada's Greenest Employers" in years 2017 to 2022 by Canada's Top 100 Employers. Winners are evaluated and selected based on the development of sustainability initiatives and environmental leadership, when compared to other employers in the same field.*

(7) *Bell was recognized as one of "Montréal's Top Employers" in years 2013 to 2023 by Canada's Top Employers. Winners are evaluated and selected based on progressive and forward-thinking programs offered in a variety of areas, when compared to other organizations in the same field.*

(8) *Bell was recognized in 2021, 2022 and 2023 as one of Canada's Future Workforce Top Employers - Computer Science by Brainstorm Strategy Group Inc., a Canadian provider of advice, insights and professional development to employers, universities and colleges. The most recent ranking was based on a survey conducted among more than 20,000 current Canadian university and college students.*

Key metrics

People leaders who completed mandatory base training on mental health



- 21: 92%
- 22: 91%

Overall team member engagement score [1]



- 18: 74%
- 19: 73%
- 20: 76%
- 21: 76%
- 22: 76%

How fostering diversity, equity, inclusion and belonging helps create value

At Bell, we are proud of our focus on fostering a diverse, inclusive, equitable and accessible workplace where all team members feel valued, respected and supported. We are dedicated to building a workforce that reflects the diversity of the communities we serve, where every team member has the opportunity to reach their full potential. The integration of DEIB programs within Bell fosters the innovation and creativity of our team members.

Our activities and outcomes

Our DEIB strategy is supported by a governance framework that includes the Diversity Leadership Council with senior leaders from every business unit, business unit committees and employee-led networks, including Black Professionals at Bell, Pride at Bell, Diversability at Bell and Women at Bell.

In line with our objective of improving gender diversity, we are a signatory to the Catalyst Accord 2022 [2] and a member of the 30% Club [3]. Our current gender diversity target is a minimum of 35% gender diverse directors on the BCE Board, and at least 35% of Bell leaders at the vice president level and above by the end of 2023. By the end of 2022, we were at 32% for executives and 36% for Board members.

In 2022, Bell continued its commitment to taking meaningful actions to address the impacts of systemic racism on team members and others in BIPOC communities. This includes:

- Targets for BIPOC representation on our senior management team of at least 25% by 2025 and 40% of new graduate and intern hires
- Partnerships with the Onyx Initiative and the Black Professionals in Tech Network that are helping drive the recruitment of Black college and university students and promote Black talent in technology
- Promoting greater diversity in Canadian media with the HireBIPOC website and the Bell Media Content Diversity Task Force in partnership with BIPOC TV & Film

Looking ahead, we plan to continue building momentum for our diversity, equity, inclusion and belonging strategy based on concrete objective-setting and the integration of inclusive leadership practices.

Key metrics

Gender diverse [4] representation in executive positions (vice-president level and above)



- 18: 29%
- 19: 32%
- 20: 32%
- 21: 33%
- 22: 32%

Gender diverse [4] representation among directors on the BCE Board



- 18: 29%
- 19: 29%
- 20: 25%
- 21: 36%
- 22: 36%

BIPOC representation in Bell senior management



- 21: 20%
- 22: 23%

BIPOC representation among new graduates and interns



- 21: 41%
- 22: 52%

Our financial resources


Our financial resources

The financial resources of the company are addressed throughout this MD&A.

(1) This metric is calculated as the average score obtained in the annual Bell team member satisfaction survey. The Team Member Engagement score is based on five specific questions and the percentage of employees who responded favourably (Strongly agree or Agree) to these questions out of the total number of employees who responded to the survey.

(2) The Catalyst Accord 2022 calls on Canadian boards and CEOs to pledge to accelerate the advancement of women in business through these actions: Increase the average percentage of women on boards and women in executive positions in corporate Canada to 30% or greater by 2022.

(3) Recognizing Canada's distinct corporate governance framework, the aim of the 30% Club Canada is to include both board Chairs and CEOs to achieve better gender balance at board level, as well at senior management levels.

(4) Gender diverse is defined as a person who identifies as a woman or with a gender other than a man or a woman.

Assumptions

GHG emissions reduction and supplier engagement targets

 Our environment

Our GHG emissions reduction and supplier engagement targets are based on a number of assumptions including, without limitation, the following principal assumptions:

- Implementation of various corporate and business initiatives to reduce our electricity and fuel consumption, as well as reduce other direct and indirect GHG emissions enablers
- No new corporate initiatives, business acquisitions, business divestitures or technologies that would materially change our anticipated levels of GHG emissions
- Our ability to purchase sufficient credible carbon credits and renewable energy certificates to offset or further reduce our GHG emissions, if and when required
- No negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions

- No required changes to our SBTs pursuant to the SBTi methodology that would make the achievement of our updated SBTs more onerous or unachievable in light of business requirements
- Sufficient supplier engagement and collaboration in setting their own SBTs, no significant change in the allocation of our spend by supplier and sufficient collaboration with partners in reducing their own GHG emissions

DEIB targets

Our people

Our DEIB targets are based on a number of assumptions including, without limitation, the following principal assumptions:

- Ability to leverage DEIB partnerships and recruitment agencies to help identify qualified diverse talent for vacant positions
- Sufficient diverse labour market availability
- Implementation of corporate and business initiatives to increase awareness, education and engagement in support of our DEIB targets
- Propensity of existing employees and job-seekers to self-identify to enable a diverse workforce representation

2 Strategic imperatives

Our success is built on the BCE team's dedicated execution of the six strategic imperatives that support our purpose to advance how Canadians connect with each other and the world.

This section contains forward-looking statements, including relating to our network deployment plans and our 2023 objectives, plans and strategic priorities. Refer to the section *Caution regarding forward-looking statements* at the beginning of this MD&A.

2.1 Build the best networks



Continue to enhance our key competitive advantage with a focus on delivering leading broadband fibre and wireless networks in locations large and small.

2022 progress

- Expanded our FTTP direct fibre footprint to an additional 854,000 homes and businesses in communities throughout Manitoba, Ontario, Québec and Atlantic Canada. FTTP delivers total broadband access speeds of up to 8 Gbps currently, with faster speeds expected in the future as equipment evolves to support these higher speeds.

- Expanded our 5G wireless network to reach 82% of Canada's population

- Launched 5G+, the next evolution of 5G leveraging 3500 MHz wireless spectrum acquired in 2021. 5G+ service is expected to be faster and more responsive than 5G, allowing for a superior mobile experience. 5G+ coverage expanded to reach 38% of Canada's population at the end of 2022.

- Bell's 4G and 5G networks were ranked Canada's fastest for the third year in a row in PCMag's 2022 Fastest Mobile Networks Canada report, the annual study of mobile network performance across the country [1]

- Announced a large-scale investment in broadband infrastructure as part of the Ontario Accelerated High Speed Internet Program (AHSIP). Bell is investing over $650 million in partnership with a Government of Ontario investment of $484 million, enabling the deployment of our all-fibre network to over 80,000 homes and businesses in underserved regions across Ontario as part of AHSIP by 2025.

2023 focus

- Increase the number of customer locations covered with direct fibre connections by up to 650,000

- Expand mobile 5G coverage to 85% of Canada's population

- Increase coverage of 5G+ service to 46% of Canada's population

2.2 Drive growth with innovative services



Leverage the power of our leading network technologies to deliver differentiated communications services to Canadians and drive our revenue growth.

2022 progress

- Added 489,901 total net postpaid and prepaid mobile phone subscribers, up 66.2% over 2021

- Expanded our lineup of 5G, 4G LTE and LTE-A devices, including Apple's iPhone 14 Series, the Samsung Galaxy S22 series and Google's Pixel 7 and Pixel 7 Pro

- Introduced unlimited Ultimate plans, a tier of mobile unlimited share plans that provide significant data and max speeds, international messaging, high-definition (HD), video quality plus sharable data and calling within Canada and the U.S. Customers who subscribe to an Ultimate plan also receive a 24-month subscription to Crave Mobile.

- Building on Bell's strategic partnership with AWS, we launched the first public MEC platform with AWS Wavelength in Canada at the edge of our 5G network

- Building on Bell's strategic partnership with Google Cloud, we deployed the first global production implementation of Google Distributed Cloud Edge for our core network functions, driving digital transformation and operational efficiencies

- Built on our position as the leading Internet service provider (ISP) in Canada with a retail high-speed Internet subscriber base of 4,258,570 at December 31, 2022, up 10.3% over 2021

- Bell was named the top ISP among Canada's major providers for gaming for the second year in a row in PCMag's Best Gaming ISPs Canada 2023 report based on PCMag's Quality Index (speed, latency and jitter)

- Launched Bell Gigabit Fibe 3.0 service offering symmetrical download and upload speeds of 3 Gbps in several communities across Ontario, Québec and the Atlantic provinces

- Introduced Bell Gigabit Fibe 8.0 offering symmetrical download and upload speeds of 8 Gbps, the fastest speeds available in the market today among major ISPs in North America, in eligible areas of Toronto

- Launched the Giga Hub featuring Wi-Fi 6E, the fastest Wi-Fi technology available, for fibre customers in Ontario and Québec

- Acquired EBOX and other related companies, which provide Internet, telephone and TV services to consumers and businesses in Québec and parts of Ontario, strengthening our competitive position in the value-seeking segment of the market

- Acquired Distributel, a national independent communications provider offering a wide range of consumer, business and wholesale communications services, supporting our strategy to grow residential and business customers

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(1) *PCMag delivers labs-based, independent reviews of the latest technology products and services. In September 2022, PCMag ranked Bell's mobile networks number one in its 2022 study of mobile network performance across Canada for a third year in a row. This study is based on a weighted average of download speeds, upload speeds and average latency in PCMag's tests.*

2023 focus

- Maintain our market share of national operators' postpaid mobile phone net additions
- Growth of our prepaid mobile phone subscriber base
- Introduction of more 5G devices and services
  - In January 2023, Bell partnered with Snap Inc. to create a unique immersive experience for Toronto Raptors fans with the first ever 5G multi-user AR basketball experience on Snapchat
- Increased adoption of unlimited data plans and device financing plans
- Accelerated business customer adoption of advanced 5G and IoT solutions
- Continued growth in retail Internet subscribers
- Enhance Internet product superiority through new service offerings with next generation speeds and hardware to provide an enhanced customer experience in the home

- Cross sell to customers who do not have all their telecommunication services with Bell
- Continued diversification of Bell's distribution strategy with a focus on expanding DTC and online transactions
- In January 2023, Bell entered into a multi-year exclusive agreement to sell its Bell, Virgin Plus and Lucky Mobile wireless and wireline services through Staples stores across Canada. In addition, Bell and Staples will partner to sell Bell wireless and wireline services direct to medium-sized businesses through the Staples Professional sales team, backed by Bell's advanced communications expertise.
- Continue to deliver network-centric managed and professional services solutions to large and medium-sized businesses that increase the value of connectivity services

2.3   Deliver the most compelling content



Take a holistic approach to our mix of media and distribution assets to deliver the content Canadians want the most.

2022 progress

- Maintained our position as Canada's largest TV provider with 2,751,498 retail subscribers at December 31, 2022, and increased our total number of IPTV subscribers by 5.6% to 1,988,181
- Introduced the latest evolution of Fibe TV, with new capabilities and features including access to the Google Play app catalogue, voice remote powered by Google Assistant, universal search and Cloud PVR, backed by Google Android TV
- Grew our Crave subscriber base to more than 3.1 million, up 6% over 2021
- Crave announced a long-term and exclusive Pay-One window licensing agreement for theatrical feature films from Sony Pictures Entertainment
- Maintained CTV's #1 ranking as the most-watched TV network in Canada for the 21st year in a row [1]
- Formed a partnership with Lionsgate for a co-development deal to produce comedy and drama TV series for the global market
- Announced a long-term expansion of our comprehensive media rights agreement with the NFL, ensuring Bell Media remains the exclusive TV broadcast partner of the NFL in Canada
- TSN, Canada's sports leader [2], and RDS, the top French-language sports network [1], entered into a multi-year agreement with MLS to deliver an extensive schedule of regular season matches, plus marquee playoff matchups and the annual MLS Cup championship game
- TSN and FanDuel Group, North America's premier online gaming company, announced an exclusive multi-year agreement to introduce FanDuel's sportsbook to Canadian sports fans
- Launched noovo.info, a digital news platform that approaches news differently, notably through the distribution of information on social media and creation of news content for TikTok and Instagram to reach younger audiences

- Astral acquired Imagine Outdoor Advertising Ltd.'s entire digital OOH advertising network in Alberta, bringing Astral's total digital inventory in Alberta to 39 faces
- Partnered with Air Canada to launch Live TV onboard select aircraft and domestic routes, enabling passengers to watch live sports coverage on TSN and RDS, and breaking news coverage from CTV News Channel and BNN Bloomberg

2023 focus

- Continued growth in IPTV subscribers
- Enhance TV product superiority through new service offerings and innovation to provide an enhanced customer experience in the home
- Reinforce industry leadership in conventional TV, specialty TV, pay TV, streaming and sports services
  - In January 2023, TSN acquired exclusive media rights to PGA Tour Live, featuring more than 4,300 hours of live coverage from PGA Tour events throughout the season.
- Continued scaling of Crave through broader content offering, user experience improvements and expanded distribution
- Continued investment in Noovo originals to increase market share and bolster our position through continued audience growth
- Grow advertising revenue and maximize market share
- Scale our Strategic Audience Management (SAM) TV and Bell demand-side platform (DSP) buying platforms, Bell Media's advertising buying optimization platforms which give customers the ability to plan, activate and measure marketing campaigns using Bell's premium first-party data and TV inventory
- Advance our digital-first media strategy including growing digital revenues [3] and DTC subscribers
- Optimize unique partnerships and strategic content investments to monetize content rights and Bell Media properties across all platforms

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(1) *Based on data provided by Numeris.*

(2) *Based on the depth and breadth of broadcasted sporting events, and TSN's reach, according to data provided by Numeris, and TSN being the consumer preferred brand for live sports and sports news.*

(3) *Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and Video on Demand services.*

2.4 Champion customer experience



Make it easier for customers to do business with Bell at every step, from sales to installation, to ongoing support.

2022 progress

- Led national telecom service providers in reducing our share of consumer complaints, according to the 2021 – 2022 Annual Report from the Commission for Complaints for Telecom-television Services (CCTS). While complaints to the CCTS as a whole decreased by 25%, Bell again outpaced national competitors with a decrease of 38%. Bell's overall share of complaints decreased to 17.2%, down 3.5 percentage points, which was the largest decline among national providers.
- Bell was awarded Best of Show Mobile Application and Best Telecommunication Mobile Application for the MyBell app at the 2022 Mobile Web Awards by the Web Marketing Association [1]
- MyBell, Virgin Plus My Account and Lucky Mobile My Account all won Gold as the top service apps at the 2022 MarCom Awards [2]
- Virgin Plus added a new "Request a Call" option to its self-serve channels, allowing customers to book a call from a live care agent through the app, website, chat and IVR channels if they have questions or require additional support
- Improved postpaid mobile phone churn by 0.01 points (pts) over 2021 to 0.92%
- Launched new tool allowing customers in Ontario and Québec to check for Internet outages in their area, including the ability to get real-time updates and manage notifications on network status and resolution time
- Launched app-based instructive flow for new self-install customers, with customized support and the ability to advance the activation date
- Improved issue identification and assigned more case managers to handle potentially challenging service experiences
- Leveraged AI to automate the service experience either through our agents or our digital platforms
- Created a new dedicated queue to support Mandarin and Cantonese customers in their own language to produce a more personalized sales and service experience for many new Canadians
- Bell was ranked the most valuable communications brand in Canada and the third most valuable overall in Kantar's annual BrandZ report on the most valuable Canadian brands of 2022, reflecting our Bell for Better commitment to the highest ESG standards, and our network reach, reliability and service excellence [3]

2023 focus

- Improve customer experience with continued scaling of digital sales capabilities and functionality
- Further improve and expand self-installation capabilities
- Further improve customer satisfaction scores
- Further evolve our self-serve tools, including the addition of Wi-Fi check-up functionality within the MyBell app, allowing customers to optimize their Wi-Fi network and ensure each device has a strong signal
- Further reduce the total number of customer calls to our call centres as well as the number of truck rolls
- Continue to invest in AI and machine learning to resolve customer issues faster

2.5 Operate with agility and cost efficiency



Underscore our focus on operational excellence and cost discipline throughout every part of our business.

2022 progress

- Maintained stable BCE consolidated adjusted EBITDA margin despite $87 million in storm recovery and inflationary cost pressures [4]
- Reduced wireline operating costs by 0.5%, contributing to Bell Wireline adjusted EBITDA margin [5] improvement of 0.2 pts over 2021
- Delivered productivity improvements and cost efficiencies resulting from the expansion of Bell's all-fibre network footprint and service innovations enabled by new broadband technologies
- Maintained low average after-tax cost of Bell Canada's publicly issued debt securities of 2.9%

2023 focus

- Continued sharp focus on our cost structure
- Realize cost savings from:
  - operating efficiencies enabled by a growing direct fibre footprint
  - changes in consumer behaviour and digital adoption
  - product and service enhancements and innovation
  - new call centre technology and digital investments that are enabling self-serve capabilities
  - other improvements to the customer service experience
  - management workforce reductions including attrition and retirements
  - lower contracted rates from our suppliers
  - rationalization of real estate footprint

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(1) *The Mobile Web Award program recognizes the individual and team achievements of Web professionals all over the world who create and maintain the best mobile websites and the best mobile applications. Bell won Best of Show Mobile Application for the MyBell App which also was recognized as Best Telecommunication Mobile Application. The MobileWebAwards were judged on seven criteria seen as requirements for a success mobile website or mobile app. They include Creativity, Impact, Design, Content, Interactivity, Ease of use and Use of the medium. Each mobile website or mobile app entry was judged against other entries of the same format in its industry category and then against an overall standard of excellence.*

(2) *Bell's self-serve apps MyBell, Virgin Plus My Account and Lucky Mobile My Account all won Gold at the 2022 AVA Digital Awards in the App for Business category. The AVA Digital Awards, managed by the Association of Marketing & Communication Professionals, is an international audio-visual arts competition that recognizes excellence in next-generation digital communications. Bell's family of apps was measured against more than 2,500 applications from across the world based on concept, direction, design and production.*

(3) *Kantar is a global data, insights and consulting company. The brands that appear in the Kantar BrandZ Most Valuable Canadian Brands 2022 report are the most valuable brands in Canada, and were selected for inclusion based on the Kantar BrandZ brand valuation methodology that combines extensive and ongoing consumer insights with rigorous financial analysis.*

(4) *Inflationary cost pressures are defined as a year-over-year increase in operating costs driven by inflationary pressures related to fuel, utilities and salary expenses*

(5) *Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.*

2.6   Engage and invest in our people and create a sustainable future



Strengthen our inclusive workplace culture and recognize that Bell's success requires dynamic and engaged team members who embrace the highest ESG standards.

2022 progress

• Recognized as one of Canada's Top 100 Employers for the eighth consecutive year in Mediacorp's annual review of the best workplaces across the country, reflecting our success in key areas including employee benefits, training and skills development and community involvement

• Named one of Canada's Best Diversity Employers for the sixth year in a row in Mediacorp's 2022 report on workplace diversity and inclusion, in recognition of Bell's commitment to fostering an inclusive, equitable and accessible workplace where all team members can make an impact, immerse themselves in opportunities, and feel like they belong

• Named one of Canada's Top Employers for Young People for the fifth consecutive year by Mediacorp in recognition of our industry-leading recruitment and career development programs for students

• Named one of Canada's Top Family-Friendly Employers by Mediacorp in recognition of a wide range of employee benefits that support families

• Awarded the Order of Excellence certification in Mental Health at Work from Excellence Canada for best practices and progress in employee mental health and well-being

• Recognized by Women in Governance (WiG) at the Platinum Parity Certification level, reflecting our leadership and progress on gender parity and the effectiveness of systemic enablers [1]

• Bell signed on to the Progressive Aboriginal Relations (PAR) program, established by the Canadian Council for Aboriginal Business (CCAB) which supports progressive improvement in Indigenous relations with a certification program that confirms corporate performance and commitment

• Introduced our Employee Value Proposition, a clear statement of the values and experiences that make Bell a unique workplace where all team members can make an impact, immerse themselves in opportunities, and feel like they belong

• Launched the Bell Mentoring program to enhance career opportunities for Bell team members, build relationships and boost inclusion in the workplace

• Modernized Bell's Omniflex benefits program to offer more flexibility and enhanced wellness support, including more inclusive and accessible options

• Rolled out unlimited mental health benefit coverage for team members and their eligible family members to support their mental health and well-being

• Introduced a flexible holiday policy, including the ability to substitute days, reflecting our support for flexibility and diversity in the workplace

• Obtained approval from the SBTi for our science-based absolute GHG emissions reduction targets

• Named the top telecom company and #4 overall in Canada on the June 2022 Corporate Knights Best 50 Corporate Citizens list [2]

• Named the inaugural GHG Reductions Champion by Canada's Clean50 Awards in recognition of our success reducing the GHG emissions intensity of our operations [3]

• Named one of Canada's Greenest Employers for the sixth straight year

2023 focus

• Continue to play an active role in engaging our team and the broader community in diversity issues and deliver on DEIB objectives

• Evolve Bell Workways, a hybrid work model that provides our team members with flexibility, collaboration and support in how and where they work

• Continue to enhance our workplace programs for the mental health and well-being of all Bell team members, by continuing to evolve existing mental health programs and focus on prevention and protective psychological workplace factors to proactively improve mental health

• Continue to implement our action plan to address climate change

• In January 2023, we were ranked 42nd overall in the Corporate Knights Global 100 2023 ranking of the most sustainable corporations in the world, in recognition of Bell's commitment to the highest ESG standards

• Continue moving forward with ESG initiatives and Bell for Better commitments

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(1) *Platinum Parity Certification is the highest certification level awarded by Women in Governance, a Canadian certification program that evaluates over 75 quantitative and qualitative criteria taking into account the multiple impacts of diversity in women's career advancement.*

(2) *The annual Corporate Knights ranking evaluated 332 of the largest Canadian companies on a set of 24 ESG indicators to single out the Best 50 that Corporate Knights considers "the vanguard of corporate sustainability leadership in Canada."*

(3) *Bell was named the inaugural Clean50 GHG Reductions Champion for 2023, in recognition of Bell's performance between 2019 and 2022 in reducing our GHG intensity (CO₂e per petabyte). Canada's Clean50 is primarily managed by Delta Management Group, a Canadian sustainability, ESG and cleantech focused search firm, and annually recognizes individuals, small teams and business for their contributions to sustainability in Canada.*

3 Performance targets, outlook, assumptions and risks

This section provides information pertaining to our performance against 2022 targets, our consolidated business outlook and operating assumptions for 2023 and our principal business risks.

3.1 BCE 2022 performance vs. guidance targets

Financial measure	2022 target	2022 performance and results	
Revenue growth	1%–5%	3.1%	BCE revenues grew by 3.1% in 2022, compared to 2021, driven by higher service revenue of 3.0%, and higher product revenue of 3.8%, reflecting growth from our Bell Wireless and Bell Media segments, partly offset by a modest decline in our Bell Wireline segment.
Adjusted EBITDA growth	2%–5%	3.1%	BCE adjusted EBITDA grew by 3.1% in 2022, compared to 2021, driven by increases in our Bell Wireless and Bell Media segments, whereas our Bell Wireline segment remained stable year over year. The growth reflected greater revenues, partly offset by higher operating expenses.
Net earnings growth	Not applicable	1.2%	In 2022, net earnings increased by 1.2%, compared to 2021, due to higher adjusted EBITDA, lower severance, acquisition and other costs, lower income taxes and a higher net return on post-employment benefit plans, partly offset by higher other expense mainly due to net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, higher depreciation and amortization, higher impairment of assets, and higher interest expense.
Capital intensity [1]	21%	21.2%	2022 capital expenditures of $5,133 million increased by 5.8% over last year, with a corresponding capital intensity ratio of 21.2%, up 0.5 pts over 2021, reflecting the accelerated buildout of our wireline FTTP and wireless 5G networks.
Net earnings per share (EPS) growth	Not applicable	(0.3%)	Net earnings attributable to common shareholders in 2022 increased by $7 million, compared to 2021, due to higher adjusted EBITDA, lower severance, acquisition and other costs, lower income taxes and a higher net return on post-employment benefit plans, partly offset by higher other expense mainly due to net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, higher depreciation and amortization, higher impairment of assets, and higher interest expense. Despite increased net earnings attributable to common shareholders, EPS in 2022 decreased by $0.01, compared to 2021, due to a higher average number of common shares outstanding.
Adjusted net earnings per share (adjusted EPS) [2] growth	2%–7%	5.0%	Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs and impairment of assets, net of tax and NCI, adjusted net earnings in 2022 was $3,057 million, or $3.35 per common share, compared to $2,895 million, or $3.19 per common share, in 2021.
Cash flows from operating activities growth	Not applicable	4.5%	In 2022, BCE's cash flows from operating activities of $8,365 million increased by $357 million, compared to 2021, mainly due to higher adjusted EBITDA, lower income taxes paid, lower contributions to post-employment benefit plans due to a partial contribution holiday in 2022, and lower severance and other costs paid, partly offset by lower cash from working capital and higher interest paid.
Free cash flow growth	2%–10%	2.9%	Free cash flow of $3,067 million in 2022 increased by $87 million, compared to 2021, mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by higher capital expenditures.
Annualized dividend per common share	$3.68 per share	$3.68 per share	Annualized dividend per BCE common share for 2022 increased by 18 cents, or 5.1%, to $3.68 compared to $3.50 per share in 2021.

(1) *Capital intensity is defined as capital expenditures divided by operating revenues.*
(2) *Adjusted EPS is a non-GAAP ratio. Refer to section 11.2,* Non-GAAP ratios *in this MD&A for more information on this measure.*

3.2 Business outlook and assumptions

This section contains forward-looking statements, including relating to our projected financial performance and expected contribution levels to our pension plans in 2023, our planned capital expenditures and network deployment plans, our 2023 annualized common share dividend, and our business outlook, objectives, plans and strategic priorities. Refer to the section *Caution regarding forward-looking statements* at the beginning of this MD&A.

2023 outlook

BCE's 2023 outlook builds on the solid financial performance, accelerated broadband investments and operating momentum we delivered in 2022. Our projected operating success is anchored to our strategic framework to build, execute and transform, which centers on:

- Maintaining generational investments in our networks to support the buildout of our fibre, 5G and 5G+ network infrastructure
- Leveraging our fibre-related speed advantage and product leadership in the home to capture a high share of Internet and TV net additions
- Driving greater cross-sell penetration of Internet households with wireless
- Maintaining momentum on our higher-value mobile phone and 5G strategy
- Capitalizing on higher immigration levels
- Maintaining momentum in our Business-to-Business (B2B) sector
- Continuing to drive our digital-first media strategy

- Continuing to digitize the customer experience to scale online sales capabilities, automation and enhanced self-serve functionality
- Maintaining a sharp focus on our cost structure

Underpinning our outlook for 2023 is a favourable financial profile that reflects our sound operating fundamentals and consistent execution in a competitive marketplace. Wireless, retail Internet and TV subscriber base growth, together with promotional offer discipline and the flow-through of operating cost savings from fibre-related operating efficiencies and our digital transformation, are projected to drive year-over-year growth in revenue and adjusted EBITDA. This, together with lower planned capital expenditures and an expected reduction in contributions to our pension plans, is expected to drive higher free cash flow.

Our projected financial performance for 2023 enabled us to increase the annualized BCE common share dividend for 2023 by 19 cents, or 5.2%, to $3.87 per share.

Assumptions

Assumptions about the Canadian economy

- Slowing economic growth, given the Bank of Canada's most recent estimated growth in Canadian gross domestic product of 1.0% in 2023, down from 3.6% in 2022
- Easing, but still elevated, consumer price index (CPI) inflation due to lower energy prices, improvements in global supply chains and the effects of higher interest rates moving through the economy
- Tight labour market
- Slow growth in household spending as higher interest rates weigh on disposable income
- Slow growth in business investment due to slowing demand, elevated borrowing costs and increased uncertainty about future economic conditions
- Prevailing high interest rates expected to remain at or near current levels
- Higher immigration
- Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Market assumptions

- A higher level of wireline and wireless competition in consumer, business and wholesale markets
- Higher, but slowing, wireless industry penetration
- A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative OTT competitors
- The advertising market is adversely impacted due to economic uncertainty resulting from inflationary cost pressures, increasing risk of recession and ongoing supply chain challenges with improvement expected in the second half of 2023
- Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions underlying expected reductions in contributions to our pension plans

- At the relevant time, our DB pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components
- No significant declines in our DB pension plans' financial position due to declines in investment returns or interest rates
- No material experience losses from other unforeseen events such as through litigation or changes in laws, regulations or actuarial standards

3.3 Principal business risks

Provided below is a summary description of certain of our principal business risks that could have a material adverse effect on all of our segments. Certain additional business segment–specific risks are reported in section 5, *Business segment analysis*. For a detailed description of the principal risks relating to our regulatory environment and of the other principal business risks that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation, refer to section 8, *Regulatory environment* and section 9, *Business risks*, respectively.

General economic conditions, COVID-19 pandemic and geopolitical events

Our business and financial results could be negatively affected by adverse economic conditions, including a potential recession as well as conditions associated with the COVID-19 pandemic and geopolitical events. The current global economic uncertainty could further exacerbate pre-existing risk factors, including those described in this MD&A, in light of elevated CPI inflation driven by sharp increases in prices for products and services as well as strong demand for goods, a tight labour market leading to sustained high wage growth, higher interest rates, and financial and capital market volatility. All of these could negatively affect our business and financial results, including by adversely affecting business and customer spending and the resulting demand for our products and services, our customers' financial condition, the availability of our offerings in light of supply chain disruptions, and the cost and amount of funding available in the financial markets.

In addition, while most of the restrictions adopted by governments and businesses to combat the COVID-19 pandemic were lifted during 2022, the COVID-19 pandemic still raises uncertainties. Resurgences in new COVID-19 cases and the emergence and progression of new variants could cause governments to reintroduce restrictive measures including, depending on a resurgence's intensity, certain or all of the strict confinement measures and business closures previously mandated

or, potentially, additional measures. The reintroduction of restrictive measures could result in economic disruption, reduced immigration levels, financial market volatility and financial hardship adversely affecting spending by our customers.

While the unfavourable effects of the COVID-19 pandemic on our financial and operating performance moderated in 2022, it is difficult to estimate the impacts that the COVID-19 pandemic could have in the future on our business or financial results and related assumptions due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible further resurgences in the number of COVID-19 cases, including as a result of the potential emergence of other variants, and various potential outcomes. Our business and financial results could again, in future periods, become more significantly and negatively impacted by the COVID-19 pandemic, including, among others, as a result of associated global supply chain challenges adversely affecting our wireless and wireline product revenues. While we have implemented business continuity plans and taken additional steps where required, including various preventive measures and precautions, there can be no assurance that these actions in response to the COVID-19 pandemic will succeed in preventing or mitigating, in whole or in part, the negative impacts of the pandemic on our company, employees or customers, and these actions may have adverse effects on our business, which may continue following the COVID-19 pandemic.

Furthermore, risk factors including, without limitation, those described in this MD&A, could be exacerbated, or become more likely to materialize, as a result of geopolitical events, which could have an adverse impact on our business or future financial results and related assumptions, the extent of which is difficult to predict. Geopolitical events could adversely impact the global economy and cause financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, increased inflationary pressures limiting consumer and business spending and increasing our operating costs, increased disruptions in our supply chain and increased information security threats.

Regulatory environment and compliance

 Our networks
 Our customers and relationships
 Our products and services
 Our environment
 Our people
 Our financial resources

Our regulatory environment influences our strategies, and adverse governmental or regulatory decisions could have negative financial, operational, reputational or competitive consequences for our business

Although most of our retail services are not price-regulated, government agencies and departments such as the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as establishing and modifying regulations for mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and

spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy. As with all regulated organizations, strategies are contingent upon regulatory decisions. Adverse decisions by governments or regulatory agencies, increased regulation or lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business.

For a discussion of our regulatory environment and the principal risks related thereto, refer to section 8, *Regulatory environment* as well as the applicable segment discussions under *Principal business risks* in section 5, *Business segment analysis*.

Changes in applicable laws, the failure to proactively address our legal and regulatory obligations, and our involvement in various claims and legal proceedings could have an adverse effect on our business, financial performance and reputation

Changes in laws or regulations, or in how they are interpreted, and the adoption of new laws or regulations, as well as pending or future litigation, could have an adverse effect on our business, financial performance and reputation. The increase in laws and regulations around customer interactions and the technological evolution of our business further create an environment of complex compliance requirements that must be adequately managed. The failure to comply with legal or regulatory obligations applicable to us could expose us to litigation, significant fines and penalties, and operational restrictions, as well as result in reputational harm. Heightened focus on consumer protection through provincial legislation and regulatory consumer codes, as well as increased legal and regulatory pressure in the areas of privacy, accessibility, data governance and other ESG topics, require enhanced compliance frameworks and could further increase the company's exposure to investigations, litigation, sanctions, fines and reputational harm.

We become involved in various claims and legal proceedings as part of our business. For a description of important legal proceedings involving us, please see the section entitled *Legal proceedings* contained in the BCE 2022 Annual Information Form.

Competitive environment

 Our
networks

 Our products
and services

 Our financial
resources

Competitive activity in our industry, including from technological substitution and the expansion of alternative service providers, is intense and contributes to disruptions in each of our business segments

As the scope of our businesses increases and evolving technologies drive new services, delivery models and strategic partnerships, our competitive landscape intensifies and expands to include new and emerging competitors, certain of which were historically our partners or suppliers, as well as global-scale competitors, including, in particular, cloud and OTT service providers, IoT hardware and software providers, voice over IP (VoIP) providers and other web-based players that are penetrating the telecommunications space with significant resources and a large customer base over which to amortize costs. Certain of these competitors are changing the competitive landscape by establishing a material market presence, which has accelerated during the COVID-19 pandemic. Established competitors further seek to consolidate or expand their product offerings through acquisitions in order to increase scale and market opportunities in light of these changes in market dynamics. Failure to effectively respond to such evolving competitive dynamics could adversely affect our business and financial results.

Technology substitution, IP networks and recent regulatory decisions, in particular, continue to facilitate entry in our industry. In addition, the effects of government policies reserving spectrum at favourable pricing for regional facilities-based wireless service providers distort market dynamics. Together, these factors have changed industry economics and allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, human, technological and network resources than has historically been required. In particular, some competitors deliver their services over our networks, leveraging regulatory obligations applicable to us, therefore limiting their need to invest in building their own networks and impacting the network-based differentiation of our services. Such lower required investment challenges the monetization of our networks and our operating model. Moreover, foreign OTT players are currently not subject to the same Canadian content investment obligations as those imposed on Canadian domestic digital suppliers, which provides them with a competitive advantage over us.

Greater customer adoption of services like 5G, as well as IoT services and applications in the areas of retail (e.g., home automation), business (e.g., remote monitoring), transportation (e.g., connected car and asset tracking) and urban city optimization (smart cities), is expected to accelerate growth opportunities as well as competition in these areas. In addition, new technologies create a potential for diversifying our product and service offerings and create growth opportunities. If we are unable to develop and deploy new solutions in advance of or concurrently with our competitors, if the market does not adopt these new technologies in pace with our deployment of new solutions, or if we fail to adequately assess and manage the risks associated with these new solutions, our business and financial results could be adversely affected.

We expect these trends, some of which have intensified during the COVID-19 pandemic, to continue in the future, and the increased competition we face as a result could negatively impact our business including, without limitation, in the following ways:

- The acceleration of disruptions and disintermediation in each of our business segments could adversely affect our business and financial results
- Adverse economic conditions, such as economic downturns or recessions, increasing interest rates and inflation, adverse conditions in the financial markets or a declining level of retail and commercial activity, could have a negative impact on the demand for, and prices of, our wireline, wireless and media products and services
- The COVID-19 pandemic and the restrictive measures mandated or recommended to contain the spread of the coronavirus have changed consumer behaviour and activity and the way businesses operate, and such changes could continue or further evolve, which could adversely affect the sale of our products and services, as well as our revenues and cash flows
- The shift to online transactions during the COVID-19 pandemic amid store closures and reduced store traffic could continue, thereby adversely impacting our ability to leverage our extensive retail network to increase the number of subscribers and sell our products and services

- Changes in customer behaviour adopted during the COVID-19 pandemic could result in continued suppression by customers of mobile phone data and offloading onto Wi-Fi networks as customers work from home, as well as influence customer adoption of new services including, without limitation, 5G and IoT

- Competitors' aggressive market offers, combined with heightened customer sensitivity around pricing, could result in pricing pressures, lower margins and increased costs of customer acquisition and retention, and our market share and sales volumes could decrease if we do not match competitors' pricing levels or increase customer acquisition and retention spending

- Should our value proposition on pricing, network, speed, service or features not be considered sufficient for customers in light of available alternatives, or should our products and services not be provided over customers' preferred delivery channels, this could lead to increased churn

- The proposed combination of Rogers Communications Inc. (Rogers) and Shaw Communications Inc. (Shaw) could create a Canadian competitor with larger scale, and the proposed sale of Freedom Mobile to Québecor Inc. could change competitive dynamics in several provinces, all of which could have adverse implications for each of our business segments

- The convergence of wireline and wireless services is impacting product purchase choice by customers and could increase product substitution in favour of lower-margin products as well as increase churn, which trends are expected to increase with the continued adoption of 5G and 5G+

- Regulatory decisions regarding wholesale access to our wireless and fibre networks could facilitate entry of new competitors, including OTT players, or strengthen the market position of current competitors, which may negatively impact our retail subscriber base in favour of lower-margin wholesale subscribers and thus could negatively impact our capacity to optimize scale and invest in our networks

- The timely rollout of 5G and 5G+ mobile services may be adversely impacted by government decisions, constraints on access to network equipment, labour shortages and potential operational challenges in delivering new technology

- Cloud-based and OTT-based substitution and the market expansion of lower-cost VoIP, collaboration and software-defined networking in a wide area network (SD WAN) solutions offered by local and global competitors, such as traditional software players, are changing our approach to service offerings and pricing and could have an adverse effect on our business

- Spending rationalization by business customers could lead to further reductions in sales of traditional connectivity, value-added services and margin erosion, driven by technology substitution, economic factors and customers' operational efficiencies

- Multinational business consumers' desire to consolidate global network service supply with one supplier could accelerate the disruptions in our Bell CTS segment

- The pressure from simpler, lower-cost, agile service models is driving in-sourcing trends, which could have an adverse impact on our managed services business

- Subscriber and viewer growth is challenged by changing viewer habits, the expansion and continued market penetration of global scale low-cost OTT content providers, OTT aggregators and other alternative service providers, some of which may offer content as loss leaders to support their core business, as well as account stacking, CRTC arbitration and a fragmentation of audiences due to an abundance of choices

- While most COVID-19 restrictive measures were lifted during 2022, the ongoing resultant changes in customer behaviour could further negatively affect Bell Media's revenues. In addition, the reintroduction of some or all of these measures could adversely affect Bell Media's revenues in future periods.

- Competition, with both global competitors and traditional Canadian TV competitors, for programming content could drive significant increases in content acquisition and development costs as well as reduced access to key content as some competitors withhold content to enhance their OTT service offering

- The proliferation of content piracy could negatively impact our ability to monetize products and services beyond our current expectations, while creating bandwidth pressure without corresponding revenue growth in the context of regulated wholesale high-speed Internet access rates

- Traditional radio faces accelerated substitution from new music players and alternative streaming services such as those offered by global audio streaming players and those made available by new technologies, including smart car services, which has been exacerbated since the beginning of the COVID-19 pandemic due to a decline in radio audience driven by reduced travel needs and altered daily routines

- The launch by Canadian and international competitors of low earth orbit (LEO) satellites to provide connectivity, primarily in rural areas and the North, intensifies competition, which could adversely affect our network deployment strategy in such areas and negatively impact demand for our connectivity services. The ability of our subsidiary Northwestel Inc. (Northwestel), operating in Canada's North, to respond to the competitive threat from these providers is further hampered by CRTC retail Internet regulations.

For a further discussion of our competitive environment and related risks, as well as a list of our main competitors, on a segmented basis, refer to *Competitive landscape and industry trends* and *Principal business risks* in section 5, *Business segment analysis*.

Security management and data governance

 Our networks  Our customers and relationships  Our products and services  Our people  Our financial resources

Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including from information security threats

Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire, natural disasters, power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. The protection and effective organization of our systems, applications and information repositories are central to the secure and continuous operation of our networks and business, as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective.

Information security breaches can result from deliberate or unintended actions by a growing number of sophisticated actors, including hackers, organized criminals, state-sponsored organizations and other parties. Information security attacks have grown in complexity, magnitude and frequency in recent years and the potential for damage is increasing. Information security attacks may be perpetrated using a complex array of ever evolving and changing means including, without limitation, the use of stolen credentials, social engineering, computer viruses and malicious software, phishing and other attacks on network and information systems. Information security attacks aim to achieve various malicious objectives including unauthorized access to, ransom/encryption of, and theft of, confidential, proprietary, sensitive or personal information, as well as extortion and business disruptions.

We are also exposed to information security threats as a result of actions that may be taken by our customers, suppliers, outsourcers, business partners, employees or independent third parties, whether malicious or not, including as a result of the use of social media, cloud-based solutions and IT consumerization. Our use of third-party suppliers and outsourcers and reliance on business partners, which may also be subject to information security threats, also expose us to risks as we have less immediate oversight over their IT domains. Furthermore, the introduction of 5G, cloud computing and the proliferation of data services, including mobile TV, mobile commerce, mobile banking and IoT applications, as well as increased digitization and the use of emerging technologies such as AI, robotics and smart contracts leveraging blockchain for digital certification, have significantly increased the threat surface of our networks and systems, resulting in higher complexity that needs to be carefully monitored and managed to minimize security threats. Failure to implement an information security program that efficiently considers relationships and interactions with business partners, suppliers, customers, employees and other third parties across all methods of communication, including social media and cloud-based solutions, could adversely affect our ability to successfully defend against information security attacks.

The COVID-19 pandemic and recent geopolitical events have further increased our exposure to information security threats. Initially adopted in the context of the COVID-19 pandemic, remote work arrangements of our employees and those of our suppliers have increased remote connectivity to our systems and the potential use of unauthorized communications technologies. In addition, we have seen an increase in global criminal activity, which further pressures our security environment.

If information security threats were to become successful attacks resulting in information security breaches, they could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business, financial results, stock price and long-term shareholder value, given that they could lead to:

- Network operating failures and business disruptions, which could negatively impact our ability to sell products and services to our customers and adversely affect their ability to maintain normal business operations and deliver critical services, and/or the ability of third-party suppliers to deliver critical services to us
- Unauthorized access to proprietary or sensitive information about our business, which could result in diminished competitive advantages and loss of future business opportunities
- Theft, loss, unauthorized disclosure, destruction, encryption or corruption of data and confidential information, including personal information about our customers or employees, that could result in financial loss, exposure to claims for damages by customers, employees and others, extortion threats due to ransomware and difficulty in accessing materials to defend legal actions
- Lost revenue resulting from the unauthorized use of proprietary information or the failure to retain or attract customers after an incident
- Physical damage to network assets impacting service continuity
- Fines and sanctions for failure to meet legislative requirements or from credit card providers for failing to comply with payment card industry data security standards for protection of cardholder data
- Increased fraud as criminals leverage stolen information against our customers, our employees or our company
- Remediation costs such as liability for stolen information, equipment repair and service recovery, and incentives to customers or business partners in an effort to maintain relationships after an incident
- Increased information security protection costs, including the costs of deploying additional personnel and protection technologies, training and monitoring employees, and engaging third-party security experts and auditors
- Changes in the terms, conditions and pricing of customer, supplier and financial contracts and agreements that we may have.

In light of the evolving nature and sophistication of information security threats, our information security policies, procedures and controls must continuously adapt and evolve in order to seek to mitigate risk and, consequently, require constant monitoring to ensure effectiveness. However, given the complexity and scale of our business, network infrastructure, technology and IT supporting systems, there can be no assurance that the security policies, procedures and controls that we implement will be effective against all information security attacks. In addition, there can be no assurance that any insurance we may have will cover all or part of the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

Failure to implement effective data governance could harm our brand and reputation, expose us to regulatory pressure and penalties, constrain our competitive opportunities, and adversely affect our business and financial results

To achieve our purpose of advancing how Canadians connect with each other and the world, we must preserve the social licence from our customers and all Canadians to collect and use data in our operations. A strong and consistently applied approach to data governance is critical to maintaining that social licence, requiring us to focus on respecting the privacy of our customers' data and protecting such data against information security threats. As our operations involve receiving, processing and storing such proprietary business and personal data, effective policies, procedures and controls must be implemented to protect information systems and underlying data in accordance with applicable privacy legislation. Failure to meet customer and employee expectations regarding the appropriate use and protection of their data could have negative reputational, business and financial consequences for the company.

There has also been increased regulatory scrutiny over the use, collection, and disclosure of personal information in Canada. We are subject to various privacy legislation, such as Canada's anti-spam legislation (CASL) and the *Personal Information Protection and Electronic Documents Act*, as well as foreign privacy legislation via the mandatory flow-through of privacy-related obligations by our customers, including those of the General Data Protection Regulation (EU). Global and domestic regulation around privacy and data practices are evolving rapidly and new or amended privacy legislation has been proposed or adopted federally and in a number of Canadian provincial jurisdictions with significant obligations, limitations on the use of personal information, penalties and short implementation horizons. Our data governance framework must not only meet applicable privacy requirements, but also be able to evolve for continuous improvement. Effective data governance is also a component of good ESG practices, which are considered an increasingly important measure of corporate performance and value creation.

Failure to implement effective data governance encompassing the protection and appropriate use of data across its life cycle, and incorporating data governance as a core consideration in our business initiatives and technology decisions, could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business and financial results. It could give rise to litigation, investigations, fines and liability for failure to comply with increasingly stringent privacy legislation, as well as increased audit and regulatory scrutiny that could divert resources from business operations.

4 Consolidated financial analysis



Our financial
resources

This section provides detailed information and analysis about BCE's performance in 2022 compared with 2021. It focuses on BCE's consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 5, *Business segment analysis*.

4.1 Introduction

BCE consolidated income statements

	2022	2021	$ change	% change
Operating revenues				
Service	**20,956**	20,350	606	3.0%
Product	**3,218**	3,099	119	3.8%
Total operating revenues	**24,174**	23,449	725	3.1%
Operating costs	**(13,975)**	(13,556)	(419)	(3.1%)
Adjusted EBITDA	**10,199**	9,893	306	3.1%
Adjusted EBITDA margin	***42.2%***	*42.2%*		–
Severance, acquisition and other costs	**(94)**	(209)	115	55.0%
Depreciation	**(3,660)**	(3,627)	(33)	(0.9%)
Amortization	**(1,063)**	(982)	(81)	(8.2%)
Finance costs				
Interest expense	**(1,146)**	(1,082)	(64)	(5.9%)
Net return (interest) on post-employment benefit plans	**51**	(20)	71	n.m.
Impairment of assets	**(279)**	(197)	(82)	(41.6%)
Other (expense) income	**(115)**	160	(275)	n.m.
Income taxes	**(967)**	(1,044)	77	7.4%
Net earnings	**2,926**	2,892	34	1.2%
Net earnings attributable to:				
Common shareholders	**2,716**	2,709	7	0.3%
Preferred shareholders	**152**	131	21	16.0%
Non-controlling interest	**58**	52	6	11.5%
Net earnings	**2,926**	2,892	34	1.2%
Adjusted net earnings	**3,057**	2,895	162	5.6%
Net earnings per common share (EPS)	**2.98**	2.99	(0.01)	(0.3%)
Adjusted EPS	**3.35**	3.19	0.16	5.0%

n.m.: not meaningful

BCE statements of cash flows – selected information

	2022	2021	$ change	% change
Cash flows from operating activities	8,365	8,008	357	4.5%
Capital expenditures	(5,133)	(4,852)	(281)	(5.8%)
Free cash flow	3,067	2,980	87	2.9%

BCE operating revenues grew by 3.1% in 2022, compared to last year, resulting from higher year-over-year service revenues of 3.0%, mainly driven by wireless, Internet, and media growth, moderated by ongoing erosion in voice and satellite TV revenues and lower business solutions services revenue. Product revenues also contributed to the increase in operating revenues, reflecting a 3.8% year-over-year increase, primarily due to higher wireless product sales.

In 2022, net earnings increased by 1.2%, compared to 2021, due to higher adjusted EBITDA, lower severance, acquisition and other costs, lower income taxes and a higher net return on post-employment benefit plans, partly offset by higher other expense mainly due to net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, higher depreciation and amortization, higher impairment of assets, and higher interest expense.

BCE's adjusted EBITDA increased by 3.1% in 2022, over last year, driven by growth from our Bell Wireless and Bell Media segments, whereas our Bell Wireline segment remained stable year over year. The higher operating costs, including greater media programming expenses, inflationary cost pressures and storm recovery costs, were more than offset by increased operating revenues. This drove a corresponding adjusted EBITDA margin of 42.2% in 2022, which remained unchanged from last year.

In 2022, BCE's cash flows from operating activities increased by $357 million, compared to 2021, mainly due to higher adjusted EBITDA, lower income taxes paid, lower contributions to post-employment benefit plans due to a partial contribution holiday in 2022, and lower severance and other costs paid, partly offset by lower cash from working capital and higher interest paid.

Free cash flow increased by $87 million in 2022, compared to 2021, mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by higher capital expenditures.

4.2   Customer connections

 Our customers and relationships

BCE net activations (losses)

	2022	2021	% change
Wireless mobile phone net subscriber activations (losses)	489,901	294,842	66.2%
Postpaid	*439,842*	*301,706*	*45.8%*
Prepaid	*50,059*	*(6,864)*	*n.m.*
Wireless mobile connected device net subscriber activations	202,024	193,641	4.3%
Wireline retail high-speed Internet net subscriber activations	201,762	152,285	32.5%
Wireline retail TV net subscriber activations (losses)	5,148	2,530	n.m.
IPTV	*94,400*	*76,068*	*24.1%*
Satellite	*(89,252)*	*(73,538)*	*(21.4%)*
Wireline retail residential NAS lines net losses	(175,788)	(185,327)	5.1%
Total services net activations	**723,047**	**457,971**	**57.9%**

n.m.: not meaningful

Total BCE customer connections

	2022	2021	% change
Wireless mobile phone subscribers	9,949,086	9,459,185	5.2%
Postpaid	*9,069,887*	*8,630,045*	*5.1%*
Prepaid	*879,199*	*829,140*	*6.0%*
Wireless mobile connected device subscribers	2,451,818	2,249,794	9.0%
Wireline retail high-speed Internet subscribers [1][2]	4,258,570	3,861,653	10.3%
Wireline retail TV subscribers [1][2]	2,751,498	2,735,010	0.6%
IPTV [1][2]	*1,988,181*	*1,882,441*	*5.6%*
Satellite	*763,317*	*852,569*	*(10.5%)*
Wireline retail residential NAS lines [1][2]	2,190,771	2,298,605	(4.7%)
Total services subscribers	**21,601,743**	**20,604,247**	**4.8%**

(1) In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

(2) In Q4 2022, as a result of the acquisition of Distributel, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.

BCE added 723,047 net retail subscriber activations in 2022, up 57.9% compared to last year. The net retail subscriber activations in 2022 consisted of:

- 489,901 wireless mobile phone net subscriber activations, along with 202,024 wireless mobile connected device net subscriber activations
- 201,762 retail high-speed Internet net subscriber activations
- 5,148 retail TV net subscriber activations comprised of 94,400 retail IPTV net subscriber activations, partly offset by 89,252 retail satellite TV net subscriber losses
- 175,788 retail residential NAS lines net losses

At December 31, 2022, BCE's retail subscriber connections totaled 21,601,743, up 4.8% year over year, and consisted of:

- 9,949,086 wireless mobile phone subscribers, up 5.2% year over year, and 2,451,818 wireless mobile connected device subscribers, up 9.0% year over year
- 4,258,570 retail high-speed Internet subscribers, 10.3% higher year over year
- 2,751,498 total retail TV subscribers, up 0.6% over the same period last year, comprised of 1,988,181 retail IPTV subscribers, up 5.6% year over year, and 763,317 retail satellite TV subscribers, down 10.5% year over year
- 2,190,771 retail residential NAS lines, down 4.7% year over year

4.3   Operating revenues

BCE
Revenues
(in $ millions)



$23,449 $24,174

+3.1%

21   22

	2022	2021	$ change	% change
Bell Wireless	9,588	8,999	589	6.5%
Bell Wireline	12,148	12,178	(30)	(0.2%)
Bell Media	3,254	3,036	218	7.2%
Inter-segment eliminations	(816)	(764)	(52)	(6.8%)
Total BCE operating revenues	**24,174**	**23,449**	**725**	**3.1%**

BCE

Total BCE operating revenues increased by 3.1% in 2022, compared to last year, comprised of service revenues of $20,956 million, up 3.0% and product revenues of $3,218 million, up 3.8% over 2021.

The higher year-over-year operating revenue was driven by growth in our Bell Wireless and Bell Media segments, partly offset by a modest decline in our Bell Wireline segment. Bell Wireless operating revenues increased by 6.5% in 2022, due to higher service revenues of 7.3%,

combined with greater product revenues of 4.8%. Bell Media operating revenues grew by 7.2% year over year, attributable to higher subscriber and advertising revenues, along with revenues from the return of the F1 Canadian Grand Prix in 2022. Bell Wireline operating revenues declined by 0.2%, compared to 2021, driven by lower service revenues of 0.2% resulting from ongoing voice revenues erosion, partly offset by growth in data and other services revenue.

4.4 Operating costs



BCE
Operating costs
(in $ millions)

$13,556 in 2021

$13,975 in 2022



BCE
Operating cost profile
2021

13%

33%

54%

- 54% Cost of revenues [1]
- 33% Labour [2]
- 13% Other [3]



BCE
Operating cost profile
2022

13%

32%

55%

- 55% Cost of revenues [1]
- 32% Labour [2]
- 13% Other [3]

	2022	2021	$ change	% change
Bell Wireless	**(5,451)**	(5,146)	(305)	(5.9%)
Bell Wireline	**(6,831)**	(6,863)	32	0.5%
Bell Media	**(2,509)**	(2,311)	(198)	(8.6%)
Inter-segment eliminations	**816**	764	52	6.8%
Total BCE operating costs	**(13,975)**	(13,556)	(419)	(3.1%)

(1) *Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.*

(2) *Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.*

(3) *Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.*

BCE

BCE operating costs increased by 3.1% in 2022, compared to 2021, resulting from higher expenses in Bell Wireless of 5.9% and Bell Media of 8.6%, partly offset by lower expenses in Bell Wireline of 0.5%. The increase in expenses reflected higher wireless cost of goods sold from increased product sales, greater media programming and production costs, inflationary cost pressures and storm-related expenses.

4.5 Net earnings



BCE
Net earnings
(in $ millions)

$2,892

$2,926

+1.2%

21   22

In 2022, net earnings increased by 1.2%, compared to 2021, due to higher adjusted EBITDA, lower severance, acquisition and other costs, lower income taxes and a higher net return on post-employment benefit plans, partly offset by higher other expense mainly due to net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, higher depreciation and amortization, higher impairment of assets, and higher interest expense.

4.6 Adjusted EBITDA

BCE
Adjusted EBITDA
(in $ millions)



BCE
Adjusted EBITDA
(in $ millions)
(% adjusted EBITDA margin)



+3.1%

	2022	2021	$ change	% change
Bell Wireless	**4,137**	3,853	284	7.4%
Bell Wireline	**5,317**	5,315	2	–
Bell Media	**745**	725	20	2.8%
Total BCE adjusted EBITDA	**10,199**	9,893	306	3.1%

BCE

BCE's adjusted EBITDA increased by 3.1% in 2022, compared to 2021, driven by growth from Bell Wireless and Bell Media, whereas Bell Wireline adjusted EBITDA remained stable year over year. The growth in BCE's adjusted EBITDA reflected higher operating revenues, moderated by greater operating costs. Adjusted EBITDA margin of 42.2% remained unchanged from last year.

4.7 Severance, acquisition and other costs

This category includes various income and expenses that are not related directly to the operating revenues generated during the year. This includes severance costs consisting of charges related to involuntary and voluntary employee terminations, as well as transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

BCE
Severance, acquisition
and other costs
(in $ millions)



2022

Severance, acquisition and other costs included:

- Severance costs of $83 million related to involuntary and voluntary employee terminations
- Acquisition and other costs of $11 million

2021

Severance, acquisition and other costs included:

- Severance costs of $171 million related to involuntary and voluntary employee terminations
- Acquisition and other costs of $38 million

4.8 Depreciation and amortization

The amount of our depreciation and amortization in any year is affected by:

- *How much we invested in new property, plant and equipment and intangible assets in previous years*
- *How many assets we retired during the year*
- *Estimates of the useful lives of assets*



BCE
Depreciation
(in $ millions)

$3,627 $3,660

21   22



BCE
Amortization
(in $ millions)

$982 $1,063

21   22

Depreciation

Depreciation in 2022 increased by $33 million, compared to 2021, mainly due to a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services, partly offset by lower accelerated depreciation of 4G network elements as we transition to 5G.

Amortization

Amortization in 2022 increased by $81 million, compared to 2021, mainly due to a higher asset base.

4.9 Finance costs



BCE
Interest expense
(in $ millions)

$1,082 $1,146

21   22



BCE
Net return (interest) on post-employment benefit plans
(in $ millions)

21    $51

($20)   22

Interest expense

Interest expense in 2022 increased by $64 million, compared to 2021, mainly due to higher average debt balances and higher average interest rates, partly offset by higher capitalized interest.

Net return (interest) on post-employment benefit plans

Net return (interest) on our post-employment benefit plans is based on market conditions that existed at the beginning of the year as well as the net post-employment benefit plan asset (liability). On January 1, 2022, the discount rate was 3.2% compared to 2.6% on January 1, 2021.

In 2022, net return on post-employment benefit plans increased by $71 million, compared to last year, as a result of a net asset position in our post-employment benefit plans at the beginning of 2022 compared to a net obligation position at the beginning of 2021, and a higher discount rate in 2022.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

4.10 Impairment of assets

2022

During the fourth quarter of 2022, we recognized $147 million of impairment charges for French TV channels within our Bell Media segment. The impairment charges were the result of a reduction in advertising demand in the industry resulting from global economic uncertainties and unfavourable impacts to assumptions for discount rates. These charges included $94 million allocated to indefinite-life intangible assets for broadcast licences, and $53 million to finite-life intangible assets for program and feature film rights.

There was no impairment of Bell Media goodwill.

Additionally in 2022, we recorded impairment charges of $132 million related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

2021

During the second quarter of 2021, we identified indicators of impairment for our Bell Media radio markets, notably a decline in advertising revenue and an increase in the discount rate resulting from the impact of the COVID-19 pandemic. Accordingly, impairment testing was required for our group of radio cash generating units (CGUs).

During Q2 2021, we recognized $163 million of impairment charges for various radio markets within our Bell Media segment. These charges included $150 million allocated to indefinite-life intangible assets for broadcast licences, and $13 million to property, plant and equipment mainly for buildings and network infrastructure and equipment.

There was no impairment of Bell Media goodwill.



BCE
Impairment of assets
(in $ millions)

4.11 Other (expense) income

Other (expense) income includes income and expense items, such as:
- Net mark-to-market gains or losses on derivatives used to economically hedge equity settled share-based compensation plans
- Equity income or losses from investments in associates and joint ventures
- Gains or losses on retirements and disposals of property, plant and equipment and intangible assets
- Gains or losses on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments
- Early debt redemption costs



BCE
Other (expense) income
(in $ millions)

For the year ended December 31	2022	2021
Net mark-to-market (losses) gains on derivatives used to economically hedge equity settled share-based compensation plans	(53)	278
Equity losses from investments in associates and joint ventures		
Loss on investment	(42)	(49)
Operations	(19)	(46)
Losses on retirements and disposals of property, plant and equipment and intangible assets	(27)	(24)
Gains (losses) on investments	24	(6)
Early debt redemption costs	(18)	(53)
Other	20	60
Total other (expense) income	**(115)**	160

2022

Other expense of $115 million included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, losses on our equity investments which included a loss on BCE's share of an obligation to repurchase at fair value the minority interest in one of BCE's joint ventures and losses on operations from our equity investments, losses on retirements and disposals of property, plant and equipment and intangible assets and early debt redemption costs, partly offset by gains on investments which included a gain related to the sale of our wholly-owned subsidiary, 6362222 Canada Inc. (Createch).

2021

Other income of $160 million included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by early debt redemption costs, losses on our equity investments which included a loss on BCE's share of an obligation to repurchase at fair value the minority interest in one of BCE's joint ventures and losses on operations from our equity investments.

4.12 Income taxes

BCE
Income taxes
(in $ millions)



$1,044 in 2021

$967 in 2022

The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 26.8% for 2022 and 2021.

For the year ended December 31	2022	2021
Net earnings	**2,926**	2,892
Add back income taxes	**967**	1,044
Earnings before income taxes	**3,893**	3,936
Applicable statutory tax rate	**26.8%**	26.8%
Income taxes computed at applicable statutory rates	**(1,043)**	(1,055)
Non-taxable portion of gains (losses) on investments	**4**	(1)
Uncertain tax positions	**91**	16
Change in estimate relating to prior periods	**–**	2
Non-taxable portion of equity losses	**(18)**	(26)
Previously unrecognized tax benefits	**–**	15
Other	**(1)**	5
Total income taxes	**(967)**	(1,044)
Average effective tax rate	**24.8%**	26.5%

Income taxes in 2022 decreased by $77 million, compared to 2021, mainly due to a higher value of uncertain tax positions favourably resolved in 2022 compared to 2021 and lower taxable income.

4.13 Net earnings attributable to common shareholders and EPS

BCE
Net earnings attributable to common shareholders
(in $ millions)



$2,709 $2,716

21   22

BCE
EPS
(in $)



$2.99 $2.98

21   22

BCE
Adjusted net earnings
(in $ millions)



$2,895 $3,057

21   22

BCE
Adjusted EPS
(in $)



$3.19 $3.35

21   22

Net earnings attributable to common shareholders in 2022 increased by $7 million, compared to 2021, due to higher adjusted EBITDA, lower severance, acquisition and other costs, lower income taxes and a higher net return on post-employment benefit plans, partly offset by higher other expense mainly due to net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, higher depreciation and amortization, higher impairment of assets, and higher interest expense. Despite increased net earnings attributable to common shareholders, EPS in 2022 decreased by $0.01, compared to 2021, due to a higher average number of common shares outstanding.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs and impairment of assets, net of tax and NCI, adjusted net earnings in 2022 was $3,057 million, or $3.35 per common share, compared to $2,895 million, or $3.19 per common share, in 2021.

4.14 Capital expenditures

 Our networks

BCE
Capital expenditures
(in $ millions)
Capital intensity
(%)

BCE capital expenditures of $5,133 million in 2022 increased by 5.8% over last year, with a corresponding capital intensity ratio of 21.2%, up 0.5 pts over 2021. Our capital spending reflected the accelerated buildout of our wireline FTTP and wireless 5G networks.



4.15 Cash flows

In 2022, BCE's cash flows from operating activities increased by $357 million, compared to 2021, mainly due to higher adjusted EBITDA, lower income taxes paid, lower contributions to post-employment benefit plans due to a partial contribution holiday in 2022, and lower severance and other costs paid, partly offset by lower cash from working capital and higher interest paid.

Free cash flow increased by $87 million in 2022, compared to 2021, mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by higher capital expenditures.

BCE
Cash flows from operating activities
(in $ millions)



BCE
Free cash flow
(in $ millions)



5　Business segment analysis

 Our networks
 Our customers and relationships
 Our products and services
 Our financial resources

5.1　Bell Wireless

In 2022, we delivered industry-leading wireless financial results reflecting our focus on profitable growth and customer base management, as we welcomed 489,901 total net new postpaid and prepaid mobile phone subscribers, up 66.2% compared to 2021.

Financial performance analysis

2022 performance highlights

Bell Wireless
Revenues
(in $ millions)



+6.5%

Bell Wireless
Adjusted EBITDA
(in $ millions)
(% adjusted EBITDA margin)



$3,853 in 2021 42.8%

$4,137 in 2022 43.1%

+7.4%

Total mobile phone subscriber growth	Mobile phone postpaid net subscriber activations in 2022	Mobile phone prepaid net subscriber activations in 2022	Mobile phone postpaid churn in 2022	Mobile phone blended average revenue per user (ARPU)[1] per month
+5.2%	**439,842**	**50,059**	**0.92%**	**+2.8%**
in 2022	Increased 45.8% vs. 2021	Increased by 56,923 net activations vs. 2021	Decreased 0.01 pts vs. 2021	2022: $59.30 2021: $57.66

(1) *Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.*

Bell Wireless results

Revenues

	2022	2021	$ change	% change
External service revenues	6,821	6,355	466	7.3%
Inter-segment service revenues	44	45	(1)	(2.2%)
Operating service revenues	**6,865**	6,400	465	7.3%
External product revenues	2,714	2,593	121	4.7%
Inter-segment product revenues	9	6	3	50.0%
Operating product revenues	**2,723**	2,599	124	4.8%
Bell Wireless operating revenues	**9,588**	8,999	589	6.5%

Bell Wireless operating revenues increased by 6.5% in 2022, compared to last year, due to both higher service and product revenues.

Service revenues increased by 7.3% in 2022, compared to 2021, driven by:
- Continued growth in our mobile phone and connected device subscriber bases
- Higher roaming revenues due to increased international travel resulting from the easing of COVID-19 global travel restrictions
- Flow-through of rate increases

These factors were partly offset by:
- Lower data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited plans

Product revenues increased by 4.8% in 2022, compared to last year, due to a greater sales mix of premium mobile phones, partly offset by lower volumes.

Operating costs and adjusted EBITDA

	2022	2021	$ change	% change
Operating costs	**(5,451)**	(5,146)	(305)	(5.9%)
Adjusted EBITDA	**4,137**	3,853	284	7.4%
Adjusted EBITDA margin	**43.1%**	42.8%		0.3 pts

Bell Wireless operating costs increased by 5.9% in 2022, compared to last year, driven by:
- Greater cost of goods sold as a result of the higher product revenues
- Higher network operating costs from the continued deployment of our mobile 5G network
- Greater payments to other carriers corresponding to the higher roaming revenues

Bell Wireless adjusted EBITDA increased by 7.4% in 2022, compared to 2021, due to greater operating revenues, moderated by higher operating costs. Adjusted EBITDA margin of 43.1% in 2022 increased by 0.3 pts over last year, primarily driven by the flow-through of service revenue growth.

Bell Wireless operating metrics

	2022	2021	Change	% change
Mobile phones				
Blended ARPU ($/month)	**59.30**	57.66	1.64	2.8%
Gross subscriber activations	**1,953,912**	1,653,771	300,141	18.1%
Postpaid	*1,355,772*	*1,201,659*	*154,113*	*12.8%*
Prepaid	*598,140*	*452,112*	*146,028*	*32.3%*
Net subscriber activations (losses)	**489,901**	294,842	195,059	66.2%
Postpaid	*439,842*	*301,706*	*138,136*	*45.8%*
Prepaid	*50,059*	*(6,864)*	*56,923*	*n.m.*
Blended churn % (average per month)	**1.27%**	1.23%		(0.04) pts
Postpaid	*0.92%*	*0.93%*		*0.01 pts*
Prepaid	*4.85%*	*4.31%*		*(0.54) pts*
Subscribers	**9,949,086**	9,459,185	489,901	5.2%
Postpaid	*9,069,887*	*8,630,045*	*439,842*	*5.1%*
Prepaid	*879,199*	*829,140*	*50,059*	*6.0%*
Mobile connected devices				
Net subscriber activations	**202,024**	193,641	8,383	4.3%
Subscribers	**2,451,818**	2,249,794	202,024	9.0%

n.m.: not meaningful

Mobile phone blended ARPU of $59.30 in 2022 increased by 2.8%, compared to last year, reflecting our continued focus on high-quality subscriber growth. The year-over-year increase was driven by:

• Higher roaming revenues due to increased international travel resulting from the easing of COVID-19 global travel restrictions

• Flow-through of rate increases

These factors were partly offset by:

• Decreased data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited plans

Mobile phone gross subscriber activations grew by 18.1% in 2022, compared to 2021, due to both higher postpaid and prepaid gross subscriber activations.

• **Mobile phone postpaid gross subscriber activations** increased by 12.8% in 2022, compared to last year, driven by higher retail store traffic, increased immigration due to the easing of COVID-19 restrictions, greater business customer demand, continued 5G momentum and successful promotions including an increased focus on bundling wireless services with Internet

• **Mobile phone prepaid gross subscriber activations** increased by 32.3% in 2022, compared to last year, due to greater market activity driven by increased immigration and travel to Canada as a result of the easing of COVID-19 restrictions throughout the year

Mobile phone net subscriber activations increased by 66.2% in 2022, compared to 2021, due to both higher postpaid and prepaid net subscriber activations.

Mobile phone postpaid net subscriber activations increased by 45.8% in 2022, compared to last year, driven by greater gross activations, partly offset by higher subscriber deactivations

• **Mobile phone prepaid net subscriber activations** increased by 56,923 in 2022, compared to last year, due to higher gross activations, partly offset by greater subscriber deactivations

Mobile phone blended churn of 1.27% in 2022 increased by 0.04 pts, compared to 2021.

• **Mobile phone postpaid churn** of 0.92% in 2022 improved by 0.01 pts, compared to last year, reflecting our continued investment in customer experience, retention and mobile networks

• **Mobile phone prepaid churn** of 4.85% in 2022 increased by 0.54 pts, compared to last year, due to higher year-over-year customer deactivations, as a result of greater market activity and more attractive promotional offers on postpaid discount brands

Mobile phone subscribers at December 31, 2022 totaled 9,949,086, an increase of 5.2%, from 9,459,185 subscribers reported at the end of last year. This consisted of 9,069,887 postpaid subscribers, an increase of 5.1% from 8,630,045 subscribers at the end of 2021, and 879,199 prepaid subscribers, an increase of 6.0% from 829,140 subscribers at the end of 2021.

Mobile connected device net subscriber activations increased by 4.3% in 2022, compared to last year, due to greater demand for IoT solutions, including connected car subscriptions, offset in part by higher net losses from data devices, primarily fewer tablet activations.

Mobile connected device subscribers at December 31, 2022 totaled 2,451,818, an increase of 9.0% from 2,249,794 subscribers reported at the end of 2021.

Competitive landscape and industry trends

This section contains forward-looking statements, including relating to our business outlook. Refer to the section *Caution regarding forward-looking statements* at the beginning of this MD&A.

Competitive landscape

The Canadian wireless industry has experienced strong subscriber growth in recent years, supported by immigration and population growth; the trend toward multiple devices; the expanding functionality of data and related applications; and the adoption of mobile devices and services, including connected devices. Various public health measures in place during the COVID-19 pandemic in 2020 and 2021 led to pent-up demand for mobile devices in 2022. The mobile phone penetration rate increased to over 102% in Canada in 2022, with further increases in penetration expected in 2023. By comparison, the mobile phone penetration rate in the U.S. is well over 100%, and even higher in Europe and Asia, suggesting an opportunity for continued growth in Canada.

In 2022, the Canadian wireless market continued to recover from the challenges related to the COVID-19 pandemic. Pandemic impacts, particularly related to roaming, subsided as consumer travel volumes largely returned to pre-pandemic levels. Additionally, with members of the workforce returning to traditional work environments, workers offloading their mobile device traffic onto Wi-Fi moderated, resulting in increased domestic data usage. The Canadian wireless market continued to experience increased levels of competition nationally. This high level of competitive intensity has led to continued declines

in chargeable data usage and larger allotments of data, in addition to other factors, such as the popularity of data sharing plans and an evolving shift in the customer mix towards non-traditional wireless devices and tools such as video chats. These factors, combined with increases in overall data usage, which is expected to grow with the ongoing commercialization of 5G, led to widespread adoption and promotion of unlimited data plans and device financing plans by all national carriers. The build-out of 5G network infrastructure continued in 2022, with 5G coverage of approximately 80% of the Canadian population by the national carriers at the end of 2022, compared to approximately 70% at the end of 2021. For Bell, our accelerated 5G investments are underpinned by our capital expenditure acceleration program, which commenced in 2021 and continued in 2022. Our long-standing commitment to network excellence is reflected in multiple independent third-party awards and recognition received in 2022, including from PCMag for three years in a row.

The Canadian wireless industry continues to be highly competitive and capital-intensive, with carriers continuing to expand and enhance their broadband wireless networks, including the ongoing build-out of 5G, as well as significant investments in spectrum.

Competitors

- Large facilities-based national wireless service providers Rogers and the Telus Corporation group of companies (Telus)
- Smaller facilities-based wireless service provider Shaw, which currently provides service in Toronto, Calgary, Vancouver, Edmonton and Ottawa, as well as in several communities in southwestern Ontario
- Regional facilities-based wireless service providers Vidéotron Ltée (Vidéotron), which provides service in Montréal and other parts of Québec; Saskatchewan Telecommunications Holding Corporation, which provides service in Saskatchewan; Bragg Communications Inc. (Eastlink), which provides service in the three Maritime provinces

Industry trends

Wireless growth continues to be driven by increasing data usage and adoption, including: higher-value smartphones, unlimited data offerings, shared family data plans, and growth in IoT devices. In addition, consumers continue to replace wireline access with wireless access and related data services. These trends are expected to continue to drive a growing demand for wireless data services for the foreseeable future, particularly as the industry continues to shift to 5G. Industry ARPU is expected to continue growing at a more moderate rate than 2022, compared to periods prior to the COVID-19 pandemic, particularly considering that roaming revenues have returned to pre-pandemic levels.

While LTE and LTE-A technologies increase download speeds, encourage data usage and enhance the customer experience, growth in data traffic poses challenges to mobile access technology. To better manage this data traffic, Canadian providers continue to evolve their networks and deploy spectrum to support the shift to 5G. In 2022, the industry, including Bell, began to operationalize 3500 MHz spectrum acquired in 2021, enabling faster data speeds and increased capacity. We expect the 3800 MHz and millimetre wave (mmWave) spectrum auctions held by ISED to commence in 2023 and 2024, respectively, and these will be important to the expansion of 5G networks. The high capacity and near instant connections offered by mobile 5G and 5G+ will support a virtually unlimited range of new consumer and business applications in coming years, including virtual and augmented reality, AI and machine learning, immersive entertainment services, connected vehicles, smart cities and enhanced rural access, and unprecedented IoT opportunities for business and government enterprises. We expect 5G and 5G+ technology to provide a significant opportunity for future growth in the industry.

IoT technologies connect communications-enabled devices via wireless technologies, allowing them to exchange key information and share processes. Advanced platforms and networks are already in place in industries such as transportation and logistics, utilities and fleet management, with deployment ongoing in other sectors, including smart cities, manufacturing, retail, food services, consumer utilities, and connected cars. These and other industries are looking to IoT, combined with other applications, to digitally transform themselves and generate value from their connections. IoT represents a meaningful opportunity for growth in wireless products and services, with secure connectivity, customer value, productivity and efficiency. While IoT applications generally have lower ARPU, they tend to generate high service volumes with low or no subsidy costs, thereby supporting both revenue growth and margins. In 2022, we added 202,024 connected devices, bringing our connected device subscriber base to 2,451,818 million, up 9% from 2021.

5.2 Bell Wireline

We expanded our fibre network to an additional 854,000 locations in 2022, our biggest annual fibre buildout ever, driving our highest retail Internet net activations in 16 years and strong residential Internet revenue growth. These results are a testament to the power of fibre-based Internet service that provides the fastest, dedicated symmetrical speeds that cable technology cannot match.

Financial performance analysis

2022 performance highlights

Bell Wireline
Revenues
(in $ millions)



Bell Wireline
Adjusted EBITDA
(in $ millions)
(% adjusted EBITDA margin)



$5,315
in 2021
43.6%

$5,317
in 2022
43.8%

Retail high-speed Internet [1] [2]
subscriber growth

+10.3%

in 2022

Retail high-speed Internet
net subscriber activations in 2022

201,762

Increased 32.5% vs. 2021

New fibre
connections

854,000

Homes and businesses
in 2022

Retail TV [1] [2]
subscriber growth

+0.6%

in 2022

Retail IPTV
net subscriber activations in 2022

94,400

Increased 24.1% vs. 2021

Retail residential NAS lines [1] [2]
subscriber decline

(4.7%)

in 2022

---

(1) *In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.*

(2) *In Q4 2022, as a result of the acquisition of Distributel, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.*

Bell Wireline results

Revenues

	2022	2021	$ change	% change
Data	**7,920**	7,871	49	0.6%
Voice	**3,002**	3,154	(152)	(4.8%)
Other services	**309**	289	20	6.9%
External service revenues	**11,231**	11,314	(83)	(0.7%)
Inter-segment service revenues	**412**	358	54	15.1%
Operating service revenues	**11,643**	11,672	(29)	(0.2%)
Data	**459**	463	(4)	(0.9%)
Equipment and other	**45**	43	2	4.7%
External product revenues	**504**	506	(2)	(0.4%)
Inter-segment product revenues	**1**	–	1	n.m.
Operating product revenues	**505**	506	(1)	(0.2%)
Bell Wireline operating revenues	**12,148**	12,178	(30)	(0.2%)

n.m.: not meaningful

Bell Wireline operating revenues decreased by 0.2% in 2022, compared to last year, resulting from ongoing voice revenues erosion, partly offset by growth in data and other services revenue.

Bell Wireline operating service revenues decreased by 0.2% in 2022, compared to 2021.

- **Data revenues** grew by 0.6% in 2022, compared to the prior year, driven by:
  - Higher retail Internet and IPTV subscriber bases, coupled with the flow-through of residential rate increases
  - The acquisition of EBOX and other related companies in February 2022, along with the acquisition of Distributel in December 2022
  - Q2 2021 unfavourable retroactive impact from the CRTC decision on wholesale high-speed Internet access services of $44 million, which did not recur this year
  - Greater sales of maintenance contracts for data equipment sold to business customers

These factors were partly offset by:
- Higher acquisition, retention and bundle discounts on residential services
- Continued decline in our satellite TV subscriber base
- Lower business solutions services revenue including the impact of the sale of our wholly-owned subsidiary Createch on March 1, 2022
- Legacy data and IP data services revenue erosion

- **Voice revenues** declined by 4.8% in 2022, compared to last year, resulting from:
  - Continued retail residential NAS line erosion, coupled with business voice erosion, reflecting the impact of technological substitution to wireless and Internet-based services
  - Lower sales of international wholesale long distance minutes

These factors were partly offset by:
- Flow-through of residential rate increases

- **Other services revenues** grew by 6.9% in the year, compared to 2021, mainly from greater data and analytics-related revenues

Bell Wireline operating product revenues were essentially stable year over year, decreasing by 0.2%, compared to last year.

Operating costs and adjusted EBITDA

	2022	2021	$ change	% change
Operating costs	**(6,831)**	(6,863)	32	0.5%
Adjusted EBITDA	**5,317**	5,315	2	–
Adjusted EBITDA margin	**43.8%**	43.6%		0.2 pts

Bell Wireline operating costs decreased by 0.5% in 2022, compared to 2021, due to:
- Reduced TV programming and content costs from TV package mix and lower related revenues
- Lower business solutions services and payments to other carriers costs, associated with the lower corresponding revenues
- Labour savings driven by workforce reductions, employee redeployment costs in 2021 due to the COVID-19 pandemic and lower call volumes to our customer service centres

These factors were partly offset by:
- Inflationary cost pressures primarily impacting labour, fuel, and utilities expenses
- Greater repairs expense related to storm damages, primarily due to Hurricane Fiona
- Higher expenses related to maintenance contract revenue on data equipment sold to business customers

Bell Wireline adjusted EBITDA remained essentially unchanged in 2022, compared to last year, as lower operating expenses were offset by lower year-over-year operating revenues. Adjusted EBITDA margin of 43.8% in 2022 increased by 0.2 pts over 2021, driven by the retroactive impact of the CRTC decision on wholesale high-speed Internet access services in Q2 2021, which did not recur this year, partly offset by inflationary expense pressures and storm-related costs.

Bell Wireline operating metrics

Data

Retail high-speed Internet

	2022	2021	Change	% change
Retail net subscriber activations	**201,762**	152,285	49,477	32.5%
Retail subscribers [1] [2]	**4,258,570**	3,861,653	396,917	10.3%

(1) *In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet subscriber base increased by 67,090 subscribers.*

(2) *In Q4 2022, as a result of the acquisition of Distributel, our retail high-speed Internet subscriber base increased by 128,065 subscribers.*

Retail high-speed Internet net subscriber activations increased by 32.5% in 2022, compared to last year, driven by strong residential net activations attributable to the ongoing growth in our FTTP footprint, coupled with increased promotional offers including bundled service offerings, partly offset by greater competitive intensity.

Retail high-speed Internet subscribers totaled 4,258,570 at December 31, 2022, up 10.3% from 3,861,653 subscribers reported at the end of 2021. Our retail high-speed Internet subscriber base includes an increase of 67,090 subscribers in Q1 2022, as a result of the acquisition of EBOX and other related companies, and of 128,065 subscribers in Q4 2022, attributable to the acquisition of Distributel.

Retail TV

	2022	2021	Change	% change
Retail net subscriber activations (losses)	**5,148**	2,530	2,618	n.m.
IPTV	***94,400***	*76,068*	*18,332*	*24.1%*
Satellite	***(89,252)***	*(73,538)*	*(15,714)*	*(21.4%)*
Total retail subscribers [1] [2]	**2,751,498**	2,735,010	16,488	0.6%
IPTV [1] [2]	***1,988,181***	*1,882,441*	*105,740*	*5.6%*
Satellite	***763,317***	*852,569*	*(89,252)*	*(10.5%)*

n.m.: not meaningful

(1) *In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail IPTV subscriber base increased by 9,025 subscribers.*

(2) *In Q4 2022, as a result of the acquisition of Distributel, our retail IPTV base increased by 2,315 subscribers.*

Retail IPTV net subscriber activations grew by 24.1% in 2022, compared to 2021, driven by increased net activations from higher Internet pull-through, greater promotional offers, and also reflected higher demand for our Fibe TV app streaming service, partly offset by greater competitive intensity, and higher substitution with OTT services.

Retail satellite TV net subscriber losses increased by 21.4% in 2022, compared to last year, attributable to aggressive offers from cable competitors, particularly in rural areas.

Total retail TV net subscriber activations (IPTV and satellite TV combined) increased by 2,618 in 2022, compared to 2021, driven by higher IPTV net activations, partly offset by greater satellite TV net losses.

Retail IPTV subscribers at December 31, 2022 totaled 1,988,181, up 5.6% from 1,882,441 subscribers reported at the end of 2021. Our retail IPTV subscriber base includes an increase of 9,025 subscribers in Q1 2022, as a result of the acquisition of EBOX and other related companies, and of 2,315 subscribers in Q4 2022, attributable to the acquisition of Distributel.

Retail satellite TV subscribers at December 31, 2022 totaled 763,317, down 10.5% from 852,569 subscribers reported at the end of 2021.

Total retail TV subscribers (IPTV and satellite TV combined) at December 31, 2022 were 2,751,498 representing a 0.6% increase from 2,735,010 subscribers at the end of 2021. Our retail IPTV subscriber base includes an increase of 9,025 subscribers in Q1 2022, as a result of the acquisition of EBOX and other related companies, and of 2,315 subscribers in Q4 2022, attributable to the acquisition of Distributel.

Voice

	2022	2021	Change	% change
Retail residential NAS lines net losses	**(175,788)**	(185,327)	9,539	5.1%
Retail residential NAS lines [(1)(2)]	**2,190,771**	2,298,605	(107,834)	(4.7%)

(1) *In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail residential NAS lines subscriber base increased by 3,456 subscribers.*

(2) *In Q4 2022, as a result of the acquisition of Distributel, our retail residential NAS lines subscriber base increased by 64,498 subscribers.*

Retail residential NAS lines net losses improved by 5.1% in 2022, compared to last year, reflecting lower deactivations primarily in the early part of 2022 due to the COVID-19 pandemic, partly offset by reduced activations, attributable to the impact of ongoing substitution to wireless and Internet-based technologies.

Retail residential NAS lines at December 31, 2022 of 2,190,771 declined by 4.7% from 2,298,605 lines reported at the end of 2021. Our retail residential NAS lines subscriber base includes an increase of 3,456 subscribers in Q1 2022, as a result of the acquisition of EBOX and other related companies, and of 64,498 subscribers in Q4 2022, attributable to the acquisition of Distributel. The decline in retail residential NAS lines of 4.7% represented an improvement over the 7.5% rate of erosion experienced in 2021, mainly from the impact of the aforementioned acquisitions.

Competitive landscape and industry trends

This section contains forward-looking statements, including related to our business outlook, anticipated capital expenditures and network deployment plans. Refer to the section *Caution regarding forward-looking statements* at the beginning of this MD&A.

Competitive landscape

As with the Canadian wireless industry, wireline markets and operations were affected by the COVID-19 pandemic, particularly during its earlier waves. Physical distancing requirements impacted traditional wireline installations, as installers were restricted from entering customers' premises. Conversely, with large numbers of workers and students working and learning from home, demand for wireline services surged, with network traffic levels reaching historic levels during the pandemic. Although the residential high-speed Internet market is maturing, with a penetration rate of approximately 91% across Canada at the end of 2022, subscriber growth is expected to continue over the coming years. An estimated 7.5 million Internet subscribers received their service over the networks of the four largest cable companies at the end of 2022, up 2% from approximately 7.4 million at the end of 2021. Meanwhile, an estimated 7.2 million Internet subscribers received their service over the networks of incumbent local exchange carriers (ILECs) like Bell at the end of 2022, up 6% from approximately 6.8 million at the end of 2021. Bell continues to make gains in market share as a result of the ongoing expansion of our FTTP direct fibre network and increased customer penetration of bundled service offerings. Similar to our accelerated 5G investments, our investments to expand our fibre footprint are supported by our capital investment acceleration program, which commenced in 2021 and continued in 2022. While capital expenditures are expected to decrease in 2023, they will remain elevated compared to pre-2020 annual levels as we continue to make generational investments in our networks to support the buildout of our fibre infrastructure. Additionally, we received recognition from PCMag as the top ISP among Canada's major providers for gaming for the second year in a row.

While Canadians still watch traditional TV, digital platforms are playing an increasingly important role in the broadcasting industry and in respect of content. Popular online video services are providing Canadians with more choice about where, when and how to access video content. In 2022, ILECs offering IPTV service grew their subscriber base by an estimated 4% to reach 3.4 million customers, driven by expanded network coverage, enhanced differentiated service and bundled offerings, and marketing and promotions focused on IPTV. Despite this IPTV growth, the combined cable TV and satellite TV subscriber penetration rate was unchanged. Canada's four largest cable companies had an estimated 4.8 million TV subscribers, or a 48% market share, flat compared to the end of 2021. The balance of industry subscribers were served by satellite TV and regional providers.

In recent years, three of the largest Canadian cable TV companies have launched new TV services based on the Comcast X1 video platform, including Shaw, Rogers and Québecor's Vidéotron brand. Our IPTV platform (Fibe TV, Fibe TV app and Virgin Plus TV) continues to offer numerous service advantages compared to this cable platform.

The financial performance of the overall Canadian wireline telecommunications market continues to be impacted by the ongoing declines in legacy voice service revenues resulting from technological substitution to wireless and OTT services, as well as by ongoing conversion to IP-based data services and networks by large business customers. Canada's four largest cable companies had approximately 2.8 million telephony subscribers at the end of 2022, representing a national residential market share of approximately 41%, down compared to approximately 42% at the end of 2021. Telecommunications companies had an estimated 3.4 million telephony subscribers at the end of 2022, representing approximately 49% market share, relatively flat compared to 2021. Other non-facilities-based competitors also offer local and long distance VoIP services and resell high-speed Internet services.

Competitors

- Cable TV providers offering cable TV, Internet and cable telephony services, including:
  - Rogers in Ontario, New Brunswick, Newfoundland and Labrador
  - Vidéotron in Québec
  - Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco) in Ontario and Québec
  - Shaw in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario
  - Shaw Direct, providing satellite TV service nationwide
  - Eastlink in every province except Saskatchewan, where it does not provide cable TV and Internet service
- Telus provides residential voice, Internet and IPTV services in British Columbia, Alberta and Eastern Québec
- Telus and Allstream Inc. provide wholesale products and business services across Canada
- Various others (such as TekSavvy Solutions, VMedia, and Vonage Canada (a division of Vonage Holdings Corp.) offer resale or VoIP-based local, long distance and Internet services
- LEO satellite providers offering Internet services
- OTT voice and/or video services, such as Zoom, Skype, Netflix, Prime Video, Disney+ and YouTube
- Digital media streaming devices such as Apple TV, Roku and Google Chromecast
- Other Canadian ILECs and cable TV operators
- Substitution to wireless services, including those offered by Bell
- Customized managed outsourcing solutions competitors, such as systems integrators CGI and IBM
- Wholesale competitors include cable operators, domestic CLECs, U.S. or other international carriers for certain services, and electrical utility-based telecommunications providers
- Competitors for home security range from local to national companies, such as Telus, Rogers, Chubb Fire & Security and Stanley Security. Competitors also include do-it-yourself security providers such as Lorex and home automation service providers such as Ring, Nest and Wyze.

Industry trends

The wireline telecommunications market is expected to remain very competitive in 2023. Technology substitution, including the growth of wireless and VoIP services, is expected to continue to replace higher-margin legacy voice revenues, while digital streaming services and other online content providers are expected to impact traditional linear TV services. Bell is a key provider of these substitution services and the decline in this legacy business is continuing as expected.

The popularity of viewing TV and on-demand content anywhere, particularly on handheld devices, is expected to continue to grow as customers adopt services that enable them to view content on multiple screens. Streaming media providers continue to enhance OTT and DTC streaming services in order to compete for share of viewership in response to evolving viewing habits and consumer demand. TV providers are monitoring OTT developments and evolving their content and market strategy to compete with these non-traditional offerings. We view OTT as an opportunity to add further capabilities to our linear and on-demand assets, providing customers with flexible options to choose the content they want, and encourage greater customer usage of Bell's high-speed Internet and wireless networks. The latest evolution of our Fibe TV service, powered by Google Android TV technology, has new capabilities and features including access to thousands of apps, including Crave, Netflix and Prime Video, voice remote powered by Google Assistant, universal search and cloud PVR, as well as access to the Fibe TV app.

The Canadian ILECs continue to make significant capital investments in broadband networks, with a focus on FTTP to maintain and enhance their ability to support enhanced IP-based services and higher broadband speeds. Cable TV companies continue to evolve their cable networks with DOCSIS-related bandwidth enhancements and node splitting. Although this platform increases speed in the near term and is cost-efficient, it does not offer the same advanced capabilities as FTTP over the longer term, such as fast symmetrical upload and download speeds. Bell's pure fibre Internet Gigabit 8.0 offers symmetrical download and upload speeds of 8 Gbps, delivering download speeds five times faster than cable technology and upload speeds 150 times faster than cable technology.

In the business market, the convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape the competitive environment, with non-traditional providers increasingly blurring the lines of competition and business models. Cable TV companies continue to make investments to better compete in the highly contested small and medium-sized business space. Telecommunications companies like Bell are providing network-centric managed applications that leverage their significant FTTP investments, while IT service providers are bundling network connectivity with their proprietary software as service offerings. The development of IP-based platforms, which provide combined IP voice, data and video solutions, creates potential cost efficiencies that compensate, in part, for reduced margins resulting from the continuing shift from legacy to IP-based services. The evolution of IT has created significant opportunities for our business markets services, such as cloud services, that can have a greater business impact than traditional telecommunications services.

5.3 Bell Media

Bell Media generated revenue and adjusted EBITDA growth in 2022, even as TV advertising demand across the industry slowed due to uncertain economic conditions. This is a testament to Bell Media's diversified asset mix, including a growing contribution from digital platforms, our breadth of programming and consistently high ratings for all our TV properties.

Financial performance analysis

2022 performance highlights

Bell Media
Revenues
(in $ millions)



$3,036 $3,254

21   22

+7.2%

Bell Media
Adjusted EBITDA
(in $ millions)



$725 $745

21   22

+2.8%

Bell Media
Revenue mix
(product)



3%
38%
2021
59%

● 59% Advertising
● 38% Subscriber
● 3%   Other



4%
40%
2022
56%

● 56% Advertising
● 40% Subscriber
● 4%   Other

Bell Media
Revenue mix
(line of business)



9% 4%
2021
87%

● 87% TV
● 9%   Radio
● 4%   OOH



8% 6%
2022
86%

● 86% TV
● 8%   Radio
● 6%   OOH

Bell Media results

Revenues

	2022	2021	$ change	% change
External revenues	2,904	2,681	223	8.3%
Inter-segment revenues	350	355	(5)	(1.4%)
Bell Media operating revenues	**3,254**	3,036	218	7.2%

Bell Media operating revenues increased by 7.2% in 2022, compared to last year, due to higher subscriber, advertising and other revenues. This included continued growth in digital revenues of 54% in 2022.

• **Advertising revenues** grew by 3.7% in 2022, compared to last year, driven by higher OOH and radio advertising revenues due to the ongoing recovery from the effects of the COVID-19 pandemic. TV advertising revenues also contributed to the year-over-year growth, mainly from strong demand by advertisers for the FIFA World Cup Qatar 2022, partly offset by pressures caused by the current economic uncertainty due to inflationary cost pressures, a potential recession and global supply chain challenges.

- **Subscriber revenues** increased by 8.3% in 2022, compared to 2021, due to the benefit from a one-time retroactive adjustment related to a contract with a Canadian TV distributor in Q1 2022 and the continued growth in Crave and sports streaming direct-to-consumer subscribers

- **Other revenues** increased year over year due to the return of the F1 Canadian Grand Prix in Q2 2022, which was cancelled in 2021 due to the COVID-19 pandemic

Operating costs and adjusted EBITDA

	2022	2021	$ change	% change
Operating costs	(2,509)	(2,311)	(198)	(8.6%)
Adjusted EBITDA	745	725	20	2.8%
Adjusted EBITDA margin	22.9%	23.9%		(1.0) pts

Bell Media operating costs increased by 8.6% in 2022, compared to last year, due to higher sports programming costs, mainly related to the broadcast rights for the FIFA World Cup Qatar 2022, as well as reflecting the return to regular sports broadcast schedules and entertainment programming content deliveries subsequent to COVID-19-related delays in 2021. The year-over-year increase in operating costs was also impacted by the higher costs associated with the return of the F1 Canadian Grand Prix and the temporary waiving in Q1 2021 of CRTC Part I and II broadcasting license fees due to the COVID-19 pandemic.

Bell Media adjusted EBITDA grew by 2.8% in 2022, compared to 2021, driven by greater revenues, moderated by increased operating costs.

Bell Media operating metrics

- CTV maintained its #1 ranking as the most-watched network in Canada for the 21st year in a row among total viewers in primetime, with 12 of the top 20 programs nationally among total viewers [1]

- Bell Media maintained its leadership position in the specialty and pay TV market with its English specialty and pay TV properties reaching 77% of all Canadian English specialty and pay TV viewers in the average week among key viewers aged 25 to 54 and with its French specialty and pay TV properties reaching 77% of Québec French specialty and pay TV viewers in an average week [1]

- Noovo had 3 out of the top 15 most watched regular shows on French conventional TV among viewers aged 25 to 54 [1]

- Bell Media continued to rank first in unique visitors, total page views and total page minutes in digital media in 2022 among Canadian broadcast and video network competitors. Bell Media also ranked sixth among online properties in the country in terms of unique visitors and reach, with 23.7 million unique visitors per month, reaching 73% of the digital audience in 2022 [2].

- Bell Media remained Canada's top radio broadcaster in 2022, and it had the #1 musical radio station in Montréal in Fall 2022 [1]

- Astral continues to be a leading OOH solution provider in Canada, offering over 45,000 faces across Canada through a range of six product lines: outdoor advertising, street furniture, airport, digital large format, transit and indoor place-based. Our products have the potential to reach 13.8 million Canadians weekly in 40 markets, and we offer exclusive advertising presence including 6 of the top 15 airports and 2 of the top transit commissions in Canada.

Competitive landscape and industry trends

This section contains forward-looking statements, including related to our business outlook. Refer to the section *Caution regarding forward-looking statements* at the beginning of this MD&A.

Competitive landscape

Competition in the Canadian media industry has changed in recent years as content is increasingly being controlled by a small number of global competitors with significant scale and financial resources. Technology has allowed new entrants to become media players in their own right. Some players have become more vertically integrated across both traditional and emerging platforms to better enable the acquisition and monetization of premium content. Global aggregators have also emerged and are competing for both content and viewers.

Bell Media competes in the TV, radio, OOH advertising and digital media markets:

- **TV:** The TV market has become increasingly fragmented and this trend is expected to continue as new services and technologies increase the diversity of information and entertainment outlets available to consumers

- **Radio:** Competition within the radio broadcasting industry occurs primarily in discrete local market areas among individual stations

- **OOH:** The Canadian OOH advertising industry is fragmented, consisting of a few large companies as well as numerous smaller and local companies operating in a few local markets

- **Digital media:** Consumer demand for digital media, content on mobile devices, and on-demand content is increasing and media products have experienced significant digital uptake, requiring industry players to increase their efforts in digital content and capabilities in order to compete. In response to this trend, advertisers are shifting their spending to premium video and audio products on global digital platforms and social media that enable marketers to narrowly target specific audiences instead of the previous mass marketing approach. This results in lower use of traditional advertising methods and requires a shift in focus. Bell Media and other media companies have initiated programs to sell their advertising inventory on a more targeted basis through updated buying platforms with enhanced access to data and are now selling their inventory on programmatic buying platforms.

(1) *Based on data provided by Numeris.*
(2) *Based on data provided by Comscore, Inc.*

In 2022, advertising demand and spending across the North American media industry was impacted by unfavourable economic conditions and disruptions to supply chains. In particular, TV and radio advertising demand softened as a result of persistently high inflation, fears of a potential recession and supply chain issues in certain key consumer verticals, such as the automotive industry. However, OOH advertising improved as it recovered from the effects of the COVID-19 pandemic due to increased circulation and traffic.

Competitors

TV
- Conventional Canadian TV stations (local and distant signals) and specialty and pay channels, such as those owned by Corus Entertainment Inc. (Corus), Rogers, Québecor and Canadian Broadcasting Corporation (CBC)/Société Radio-Canada
- U.S. conventional TV stations and specialty channels
- OTT streaming providers such as Netflix, Prime Video, Disney+, Apple TV+, Paramount +, discovery+ and DAZN
- Video-sharing websites such as YouTube, TikTok and Instagram

Radio
- Large radio operators, such as Rogers, Corus, Cogeco and Stingray Group Inc. that also own and operate radio station clusters in various local markets
- Radio stations in specific local markets
- Satellite radio provider SiriusXM
- Music streaming services such as Spotify and Apple Music
- Music downloading services such as Apple's iTunes Store
- Other media such as newspapers, local weeklies, TV, magazines, outdoor advertising and the Internet

OOH advertising
- Large outdoor and indoor advertisers, such as Jim Pattison Broadcast Group, Outfront Media, Québecor, Branded City, REC Media, UB Media and Rouge Media (a division of Rogers Sports & Media)
- Numerous smaller and local companies operating a limited number of display faces in a few local markets
- Other media such as TV, radio, print media and the Internet

Industry trends

Consumers continue to have access to an array of online entertainment and information alternatives that did not previously exist. While traditional linear TV has historically been the only way to access entertainment programming, the increase in alternative entertainment options has led to a fragmentation in consumption habits. Although more time is still spent on traditional linear TV compared to other forms of video consumption, people are increasingly consuming content on their own terms from an assortment of services and in a variety of formats. In particular, today's viewers are consuming more content online, watching less scheduled programming live, time-shifting original broadcasts through PVRs, viewing more video on mobile devices, and catching up on an expanded library of past programming on-demand. While the majority of households use pure OTT services, such as Crave, Netflix, Prime Video, Disney+ and Apple TV+, to complement linear TV consumption, an increasing number are using these services as alternatives to a traditional linear package.

Premium video content has become increasingly important to media companies in attracting and retaining viewers and advertisers. This content, including live sports and special events, should continue to draw audiences and advertisers moving forward. Heightened competition for these rights from global competitors, including Netflix, Prime Video, Disney+, DAZN and Apple TV+, has already resulted in higher program rights costs and may also make it more difficult to secure content, which is a trend that is expected to continue into the future.

Consumer viewing behaviour is continually changing and media companies are adjusting by evolving and personalizing their content offerings. They are launching their own solutions with the objective of better competing with non-traditional offerings through DTC products such as Bell Media's bilingual Crave service, TSN and RDS, all of which offer streaming on a variety of platforms. Access to live sports, immersive experiences and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscriber revenue. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies.

In addition, there has been a shift in how advertisers want to buy advertising across all media platforms. The growth of digital consumption has also given advertisers the opportunity to buy more targeted inventory and to buy inventory via self-serve and programmatically. As a result, Bell Media and other media companies have initiated programs to sell their advertising inventory on a more targeted basis through updated buying platforms with enhanced access to data and are now selling their inventory on programmatic buying platforms.

5.4 Segmented business outlook, assumptions and risks

This section contains forward-looking statements, including relating to our projected financial performance for 2023 and our business outlook, objectives, plans and strategic priorities. Refer to the section *Caution regarding forward-looking statements* at the beginning of this MD&A.

Effective Q1 2023, our externally reported segments will change to Bell CTS and Bell Media. As a result of our reporting changes, the business outlook, assumptions and risks outlined in this section are presented in accordance with our new reporting segments. Refer to section 1.2, *About BCE* for further details.

Bell CTS

Business outlook and assumptions

2023 outlook

We expect revenue growth to be driven by continued subscriber base expansion.

Wireless subscriber growth is expected to be supported by an accelerating 5G upgrade cycle, higher immigration levels and our focus on multi-product cross sales. We remain focused on sustaining our market share of national operators' postpaid mobile phone net additions in a disciplined and cost-conscious manner, while also continuing to grow our prepaid subscriber base. We expect higher, but more moderate, growth in ARPU driven by increased 5G subscriptions and higher roaming revenue, partly offset by reduced data overage revenue resulting from the continued adoption of unlimited plans. We will also seek to achieve higher revenues from the flow-through of pricing changes, as well as IoT services and applications in the areas of retail, business, transportation, and urban city optimization.

Continued expansion of our retail Internet and TV subscriber bases is expected to be supported by a broader FTTP service footprint together with higher household penetration, further penetration of WHI access technology in rural communities, further scaling of Bell's app-based live TV streaming services and the introduction of new products and features. The broadband network advantage that we are building with the continued deployment of fibre across our service footprint positions us well to continue growing Internet market share and revenue. We will continue to focus on winning the home by leveraging our symmetrical Internet speed advantage over cable and delivering the best available Wi-Fi experience and content on the customer's TV platform of choice in order to drive higher Internet and TV net customer additions. Consumer wireline growth is also to be supported by our acquisitions of EBOX and Distributel in 2022.

In our business markets, we expect an improving financial performance trajectory predicated on higher product sales and resumption of project spending by large enterprise customers as global supply constraints for telecom data equipment are expected to ease. However, as large enterprise customers continue to look for opportunities to leverage low-cost technologies to grow and transform the workforce of the future and face increased uncertainty about future economic conditions, spending on telecommunications services and products is expected to be variable. In addition, ongoing customer migrations from traditional technologies to IP-based systems and demand for cheaper bandwidth alternatives will continue to impact business markets' results in 2023. We intend to offset the revenue decline from traditional legacy telecommunications services by continuing to develop unique services and value enhancements to improve the client experience through new features such as cloud access, and security and collaboration services. Further, we intend to use marketing initiatives and other customer-specific strategies to slow the pace of NAS erosion, while also investing in direct fibre expansion, 5G and new solutions in key portfolios such as Internet and private networks, cloud services, unified communications and security. We will also continue to focus on delivering network-centric managed and professional services solutions to large and medium-sized businesses that increase the value of connectivity services.

We expect the overall level of competitive intensity in our small and medium-sized business markets to remain high, as cable operators and other telecom competitors look to these customer segments as potential growth opportunities. We also intend to introduce service offerings that help drive innovative solutions and value for our small and medium-sized customers by leveraging Bell's network assets, broadband fibre expansion and service capabilities to expand our relationships with them.

We are maintaining a sharp focus on our operating cost structure to help offset pressures related to customer growth and retention, the ongoing erosion of high-margin wireline voice and other legacy revenues, and competitive repricing pressures in our residential, business and wholesale markets. This, combined with further operating efficiencies enabled by the ongoing expansion of our all-fibre network footprint, changes in consumer behaviour, digital adoption, product and service enhancements and innovation, digital investments and other improvements to the customer service experience, is expected to deliver meaningful cost savings and productivity gains across the organization.

Assumptions

- Maintain our market share of national operators' wireless postpaid mobile phone net additions and growth of our prepaid subscriber base
- Increased competitive intensity and promotional activity across all regions and market segments
- Ongoing expansion and deployment of 5G and 5G+ wireless networks, offering competitive coverage and quality
- Continued diversification of our distribution strategy with a focus on expanding DTC and online transactions
- Moderating growth in mobile phone blended ARPU, driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due, among others, to the continued adoption of unlimited plans
- Accelerating business customer adoption of advanced 5G, 5G+ and IoT solutions
- Improving wireless handset device availability in addition to stable device pricing and margins
- Further deployment of direct fibre to more homes and businesses within our wireline footprint
- Continued growth in retail Internet and IPTV subscribers
- Increasing wireless and Internet-based technological substitution
- Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles
- Continued large business customer migration to IP-based systems
- Ongoing competitive repricing pressures in our business and wholesale markets
- Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

- Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
- Increasing customer adoption of OTT services resulting in downsizing of TV packages
- Growing consumption of OTT TV services and on-demand video streaming, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment
- Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, digital adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers
- No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Key growth drivers

- Higher immigration levels
- A greater number of customers on our 5G and 5G+ networks
- Cross-sell to customers who do not have all their telecommunication services with Bell
- Expansion of FTTP footprint
- Increasing FTTP and WTTP customer penetration
- Continued growth in retail Internet and IPTV subscribers
- Expansion of our business customer relationships to drive higher revenue per customer
- Ongoing service innovation and product value enhancements

Principal business risks

This section discusses certain principal business risks specifically related to the Bell CTS segment. For a detailed description of the other principal risks that could have a material adverse effect on our business, refer to section 9, *Business risks*.

Aggressive competition

Risk

- The intensity of competitive activity from national wireless operators, smaller or regional facilities-based wireless service providers, non-traditional players and resellers
- The intensity of competitive activity coupled with new wireline product launches for residential customers (e.g., IoT, smart home systems and devices, innovative TV platforms, etc.) and business customers (e.g., OTT VoIP, collaboration and SD WAN solutions) from national operators, non-traditional players and wholesalers, including the expanded offering of retail services based on wholesale access by large facilities-based competitors

Potential impact

- Pressure on our revenue, adjusted EBITDA, ARPU and churn would likely result if wireless competitors continue to aggressively pursue new types of price plans, increase discounts, offer shared plans based on sophisticated pricing requirements (e.g., installments) or offer other incentives, such as cash-back for upgrade with old smartphone and multi-product bundles, in order to attract new customers
- An increase in the intensity level of competitive activity for wireline services could result in lost revenue, higher churn and increased acquisition and retention expenses, all of which would put pressure on Bell CTS's adjusted EBITDA

Regulatory environment

Risk

- Increased regulation of wireless services, pricing and infrastructure (e.g., additional mandated access to wireless networks, establishing rates for mandated wireless services that are materially different from the rates we propose, and limitations placed on future spectrum bidding)
- The CRTC could mandate rates for the new disaggregated wholesale high-speed access service available on FTTP facilities that are materially different from the rates we proposed, and which do not sufficiently account for the investment required in these facilities, or modify the network configuration of this new service in a way that materially improves the business position of our competitors
- The courts could overturn the new wholesale rates the CRTC set for aggregated high-speed access service in 2021, which were much higher than the rates it had proposed in 2019

Potential impact

- Increased regulation could influence network investment and the market structure, limit our flexibility, improve the business position of our competitors, limit network-based differentiation of our services, and negatively impact the financial performance of our Bell CTS segment
- In respect of the new disaggregated wholesale high-speed access service available on FTTP facilities, the mandating of rates that are materially different from the rates we proposed or the adoption of a network configuration advantageous for our competitors, or the implementation of the rates reduced by the CRTC in August 2019 for aggregated wholesale high-speed access services, could change our investment strategy, especially in relation to investment in next-generation wireline networks in smaller communities and rural areas, improve the business position of our competitors, further accelerate penetration and disintermediation by OTT players, and negatively impact the financial performance of our business

Market environment, technological advancement and changing customer behaviour

Risk

- Slower wireless subscriber growth due to high Canadian smartphone penetration and reduced or slower immigration flow
- With technological advancement, the traditional TV viewing model (i.e., a subscription for bundled channels) is challenged by an increasing number of legal and illegal viewing options available in the market offered by traditional, non-traditional and global players, as well as increasing cord-cutting and cord-shaving trends
- The proliferation of network technologies impacts business customers' decision to migrate to OTT, VoIP and/or leverage SD WAN architecture
- Changing customer habits further contribute to the erosion of NAS lines

Potential impact

- A maturing wireless market could challenge subscriber growth and the cost of subscriber acquisition and retention, putting pressure on the financial performance of our business
- Our market penetration and number of TV subscribers could decline as a result of innovative offerings by BDUs and an increasing number of domestic and non-domestic unregulated OTT providers, as well as a significant volume of content piracy
- The proliferation of IP-based products, including OTT content and OTT software offerings directly to consumers, may accelerate the disconnection of TV services or the reduction of TV spending, as well as the reduction in business IT investments by customers
- The ongoing loss of NAS lines challenges our traditional voice revenues and compels us to develop other service offerings

Bell Media

Business outlook and assumptions

2023 outlook

We expect to generate positive media revenue growth in 2023. While the advertising market continues to be adversely affected by economic uncertainty, including fears of a potential recession, and ongoing supply chain challenges, we expect a gradual recovery to begin in the second half of the year. Subscriber revenue is expected to reflect the non-recurrence of a one-time revenue adjustment in 2022, but moderated by the flow-through of BDU carriage renewals and continued scaling of DTC products, including Crave. The effects of shifting media consumption towards competing OTT and digital platforms, as well as further TV cord-shaving and cord-cutting, are also expected to continue to negatively impact subscriber volumes.

We remain committed to advancing our digital-first media strategy, including growing digital revenues and DTC subscribers, and increasing usage of our ad buying optimization platforms. We also intend to continue controlling costs by achieving productivity gains and pursuing operational efficiencies across all of our media properties, while continuing to invest in premium content across all screens and platforms.

Across our media properties, particularly in TV, we intend to leverage the strength of our market position combined with enhanced audience targeting to continue offering advertisers, both nationally and locally, premium opportunities to reach their target audiences. Success in this area requires that we focus on a number of factors, including: successfully acquiring highly rated programming and differentiated content; building and maintaining strategic supply arrangements for content across all screens and platforms; producing and commissioning high-quality Canadian content, including market-leading news; and scaling our SAM TV and Bell DSP ad buying optimization platforms, which give customers the ability to plan, activate and measure marketing campaigns using Bell's premium first-party data and TV inventory.

Our sports offerings are expected to continue to deliver popular content and viewing experiences to our TV and DTC audiences. These offerings, combined with the integration of our digital platforms, are integral parts of our strategy to enhance viewership and engagement. We will also continue to focus on creating innovative high-quality productions in the areas of sports news and editorial coverage.

In non-sports specialty TV, audiences and advertising revenues are expected to be driven by investment in quality programming and production.

Through Crave, our bilingual TV and streaming service, we will continue to leverage our investments in premium content (including HBO, HBO Max, STARZ and original French-language programming) in order to attract pay TV and DTC subscribers. We intend to continue expanding platform distribution and delivering user experience improvements.

In our French-language TV services, we will continue to optimize our programming with a view to increasing our appeal to audiences, supported in particular by Noovo content offerings.

In radio, we intend to leverage the strength of our market position to continue offering advertisers, both nationally and locally, attractive opportunities to reach their target audiences. Additionally, in conjunction with our TV properties, we will continue to pursue opportunities that leverage our promotional capabilities, provide an expanded platform for content sharing, and offer other synergistic efficiencies.

In our OOH operations, we plan to leverage the strength of our products to provide advertisers with attractive opportunities in key Canadian markets. We will also continue to seek new opportunities to support the growing demand in digital, including converting certain outdoor structures to digital and adding new boards.

Assumptions

- Overall revenue expected to reflect continued scaling of our SAM TV and DSP buying platforms, as well as DTC subscriber growth contributing towards the advancement of our digital-first media strategy
- Continued escalation of media content costs to secure quality programming
- Continued scaling of Crave through broader content offering, user experience improvements and expanded distribution
- Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content on their preferred platforms
- Leveraging of first-party data to improve targeting, advertisement delivery and attribution
- Ability to successfully acquire and produce highly-rated programming and differentiated content
- Building and maintaining strategic supply arrangements for content across all screens and platforms
- No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Key growth drivers

- Continued scaling of SAM TV and Bell DSP buying platforms
- Ongoing growth in BDU rates
- Build out digital experiences and expand distribution in order to support audience growth and increase advertising inventory
- Grow TV audiences and generate revenue from continued investment in Noovo original programming
- Maintain strength in audience performance across all platforms

Principal business risks

This section discusses certain principal business risks specifically related to the Bell Media segment. For a detailed description of the other principal risks that could have a material adverse effect on our business, refer to section 9, *Business risks.*

Advertising and subscription revenue uncertainty

Risk

- Advertising is heavily dependent on economic conditions and viewership, and traditional media is under increasing pressure for advertising spend against dominant non-traditional/global digital services. Our ability to grow digital and other alternative advertising revenue, in the context of a changing and fragmented advertising market, is further being challenged by such global-scale players.

- The advertising market could be further impacted by cancelled or delayed advertising campaigns from many sectors due to economic uncertainty or a reintroduction of restrictive measures related to the COVID-19 pandemic

- Bell Media has contracts with a variety of BDUs, under which monthly subscription fees for specialty and pay TV services are earned, that expire on a specific date

Potential impact

- Economic uncertainty or a reintroduction of restrictive COVID-19-related measures could reduce advertisers' spending. Our failure to increase or maintain viewership or capture our share of the changing and fragmented advertising market could result in the loss of advertising revenue.

- If we are not successful in obtaining favourable agreements with BDUs, it could result in the loss of subscription revenue

Aggressive competition, piracy and regulatory constraints

Risk

- The intensity of competitive activity from new technologies and alternative distribution platforms such as unregulated OTT content offerings, video-on-demand (VOD), personal video platforms, DTC distribution and pirated content, in addition to traditional TV services, in combination with the development of more aggressive product and sales strategies by non-traditional global players with a much larger scale

Potential impact

- Adverse impact on the level of subscriptions and/or viewership for Bell Media's TV services and on Bell Media's revenue streams

Rising content costs and ability to secure key content

Risk

- Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content or to restrict content within their own ecosystems, and the ability to acquire or develop key differentiated content to drive revenues and subscriber growth

Potential impact

- Rising programming costs could require us to incur unplanned expenses, which could result in negative pressure on adjusted EBITDA

- Our inability to acquire or develop popular programming content could adversely affect Bell Media's viewership and subscription levels and, consequently, advertising and subscription revenues

6 Financial and capital management

 Our financial resources

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

6.1 Net debt

	2022	2021	$ change	% change
Long-term debt	27,783	27,048	735	2.7%
Debt due within one year	4,137	2,625	1,512	57.6%
50% of preferred shares [(1)]	1,935	2,002	(67)	(3.3%)
Cash	(99)	(289)	190	65.7%
Cash equivalents	(50)	–	(50)	n.m.
Net debt	33,706	31,386	2,320	7.4%

n.m.: not meaningful

(1) *50% of outstanding preferred shares of $3,870 million and $4,003 million at December 31, 2022 and December 31, 2021, respectively, are classified as debt consistent with the treatment by some credit rating agencies.*

The increase of $1,512 million in debt due within one year and $735 million in long-term debt was due to:

- the issuance by Bell Canada of Series M-57 MTN debentures with a total principal amount of $1 billion in Canadian dollars
- the issuance by Bell Canada of Series US-7 Notes, with a total principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars)
- an increase in our securitized receivables of $700 million
- an increase of $482 million mainly due to foreign exchange fluctuations on hedged U.S. debt and net issuances of other debt
- an increase in our notes payable (net of repayments) of $111 million

Partly offset by:

- the early redemption of Series M-26 MTN debentures with a total principal amount of $1 billion in Canadian dollars

The decrease in cash of $190 million and the increase in cash equivalents of $50 million was mainly due to:

- $5,133 million of capital expenditures
- $3,312 million of dividends paid on BCE common shares
- $2,023 million of repayment of long-term debt
- $429 million paid, net of cash acquired, mainly for the acquisition of Distributel and EBOX and other related companies
- $255 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments
- $136 million of dividends paid on BCE preferred shares
- $125 million paid for the repurchase of BCE preferred shares

Partly offset by:

- $8,365 million of cash flows from operating activities
- $1,951 million of issuance of long-term debt
- $700 million increase in securitized receivables
- $171 million from the issuance of common shares under our employee stock option plan
- $111 million increase in notes payable

6.2 Outstanding share data

Common shares outstanding	Number of shares
Outstanding, January 1, 2022	909,018,871
Shares issued under deferred share plan	11,003
Shares issued under employee stock option plan	2,952,992
Outstanding, December 31, 2022	911,982,866

Stock options outstanding	Number of options	Weighted average exercise price ($)
Outstanding, January 1, 2022	10,778,724	60
Exercised [1]	(2,952,992)	58
Forfeited or expired	(23,624)	65
Outstanding, December 31, 2022	7,802,108	61
Exercisable, December 31, 2022	4,539,188	58

(1) *The weighted average market share price for options exercised in 2022 was $69.*

At March 2, 2023, 912,159,109 common shares and 7,625,865 stock options were outstanding.

6.3 Cash flows

	2022	2021	$ change	% change
Cash flows from operating activities	**8,365**	8,008	357	4.5%
Capital expenditures	(5,133)	(4,852)	(281)	(5.8%)
Cash dividends paid on preferred shares	(136)	(125)	(11)	(8.8%)
Cash dividends paid by subsidiaries to non-controlling interest	(39)	(86)	47	54.7%
Acquisition and other costs paid	10	35	(25)	(71.4%)
Free cash flow	**3,067**	2,980	87	2.9%
Business acquisitions	(429)	(12)	(417)	n.m.
Business dispositions	52	–	52	n.m.
Acquisition and other costs paid	(10)	(35)	25	71.4%
Spectrum licences	(3)	(2,082)	2,079	99.9%
Other investing activities	(4)	(72)	68	94.4%
Increase in notes payable	111	351	(240)	(68.4%)
Increase (decrease) in securitized receivables	700	(150)	850	n.m.
Issue of long-term debt	1,951	4,985	(3,034)	(60.9%)
Repayment of long-term debt	(2,023)	(2,751)	728	26.5%
Issue of common shares	171	261	(90)	(34.5%)
Purchase of shares for settlement of share-based payments	(255)	(297)	42	14.1%
Repurchase of preferred shares	(125)	–	(125)	n.m.
Cash dividends paid on common shares	(3,312)	(3,132)	(180)	(5.7%)
Other financing activities	(31)	19	(50)	n.m.
Net (decrease) increase in cash	**(190)**	65	(255)	n.m.
Net increase in cash equivalents	**50**	–	50	n.m.

n.m.: not meaningful

Cash flows from operating activities and free cash flow

In 2022, BCE's cash flows from operating activities increased by $357 million, compared to 2021, mainly due to higher adjusted EBITDA, lower income taxes paid, lower contributions to post-employment benefit plans due to a partial contribution holiday in 2022, and lower severance and other costs paid, partly offset by lower cash from working capital and higher interest paid.

Free cash flow increased by $87 million in 2022, compared to 2021, mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by higher capital expenditures.

Capital expenditures

	2022	2021	$ change	% change
Bell Wireless	1,084	1,120	36	3.2%
Capital intensity [1]	*11.3%*	*12.4%*		*1.1 pts*
Bell Wireline	3,887	3,612	(275)	(7.6%)
Capital intensity	*32.0%*	*29.7%*		*(2.3) pts*
Bell Media	162	120	(42)	(35.0%)
Capital intensity	*5.0%*	*4.0%*		*(1.0) pts*
BCE	5,133	4,852	(281)	(5.8%)
Capital intensity	*21.2%*	*20.7%*		*(0.5) pts*

(1) *Capital intensity is defined as capital expenditures divided by operating revenues.*

BCE capital expenditures of $5,133 million in 2022 increased by 5.8% or $281 million, compared to last year, for a capital intensity ratio of 21.2%, up 0.5 pts over 2021. The variance reflected the following:

- Lower capital spending in our wireless segment of $36 million in 2022, compared to last year, mainly due to slower pace of spending, as we continued to execute on the deployment of our mobile 5G network, which reached 82% of the Canadian population by the end of the year

- Higher year-over-year capital spending in our wireline segment of $275 million in 2022, primarily due to the continued accelerated rollout of our FTTP network to more homes and businesses, partly offset by lower year-over-year investment in the buildout of our WTTP network, which was essentially completed at the end of last year

- Higher capital expenditures at Bell Media of $42 million in 2022, compared to last year, mainly due to greater investments in new generation media content editing infrastructure and to support the expansion of the distribution of our OTT services

Business acquisitions

On December 1, 2022, Bell acquired Distributel, a national independent communications provider offering a wide range of consumer, business and wholesale communications services, for cash consideration of $303 million ($282 million net of cash acquired) and $39 million of estimated additional cash consideration contingent on the achievement of certain performance objectives.

In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and TV services to consumers and businesses in Québec and parts of Ontario, for cash consideration of $153 million ($139 million net of cash acquired).

Business dispositions

On March 1, 2022, we completed the previously announced sale of our wholly-owned subsidiary, Createch. We recorded cash proceeds of $54 million.

In December 2022, we entered into an agreement to sell our 63% ownership in certain production studios and production studios currently under construction, which are included in our Bell Media segment. The transaction is expected to close in the first half of 2023 once we achieve substantial completion of the construction of the production studios and subject to customary closing conditions. As at December 31, 2022, construction of the production studios was ongoing and there remain significant construction activities which must be completed. We estimate we will receive cash proceeds of approximately $220 million from the sale transaction, which amount may vary primarily based on the actual cost incurred to complete the construction of the production studios.

Spectrum licences

On December 17, 2021, Bell Mobility Inc. (Bell Mobility) acquired 271 licences in a number of urban and rural markets for 678 million MHz-Pop of 3500 MHz spectrum for $2.07 billion.

Debt instruments

We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of notes payable under commercial paper programs, loans securitized by trade receivables and wireless device financing plan receivables, and bank facilities. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt. As at December 31, 2022, all of our debt was denominated in Canadian dollars with the exception of our commercial paper, and Series US-1, US-2, US-3, US-4, US-5, US-6 and US-7 Notes, which are denominated in U.S. dollars and have been hedged for foreign currency fluctuations through cross currency interest rate swaps.

2022

During 2022, we issued debt, net of repayments. This included:

- $1,951 million issuance of long-term debt comprised of the issuance of Series M-57 MTN debentures with a total principal amount of $1 billion in Canadian dollars and the issuance of Series US-7 Notes, with a total principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars), partly offset by $3 million mainly related to discounts on our debt issuances
- $700 million increase in securitized receivables
- $111 million issuance (net of repayments) of notes payable

Partly offset by:

- $2,023 million repayment of long-term debt comprised of the early redemption of Series M-26 MTN debentures with a total principal amount of $1 billion in Canadian dollars, and net payments of leases and other debt of $1,023 million

2021

During 2021, we issued debt, net of repayments. This included:

- $4,985 million issuance of long-term debt comprised of the issuance of Series US-3, Series US-4, Series US-5 and Series US-6 Notes, with total principal amounts of $600 million, $500 million, $600 million and $650 million in U.S. dollars, respectively ($747 million, $623 million, $755 million and $818 million in Canadian dollars, respectively), and the issuance of Series M-54, Series M-55 and Series M-56 MTN debentures, with total principal amounts of $1 billion, $550 million and $500 million in Canadian dollars, respectively, partly offset by $8 million of discounts on our debt issuances
- $351 million issuance (net of repayments) of notes payable

Partly offset by:

- $2,751 million repayment of long-term debt comprised of the early redemption of Series M-40 MTN debentures with a total principal amount of $1,700 million in Canadian dollars and net payments of leases and other debt of $1,051 million
- $150 million decrease in securitized receivables

Issuance of common shares

The issuance of common shares in 2022 decreased by $90 million, compared to 2021, mainly due to a lower number of exercised stock options.

Repurchase of preferred shares

In Q4 2022, BCE repurchased and canceled 584,300 First Preferred Shares for a total cost of $10 million.

Subsequent to year end, BCE repurchased and canceled 1,090,400 First Preferred Shares for a total cost of $20 million.

In Q1 2022, BCE redeemed its 4,600,000 issued and outstanding Cumulative Redeemable First Preferred Shares, Series AO for a total cost of $115 million.

Cash dividends paid on common shares

In 2022, cash dividends paid on common shares of $3,312 million increased by $180 million, compared to 2021, due to a higher dividend paid in 2022 of $3.6350 per common share, compared to $3.4575 per common share in 2021.

6.4 Post-employment benefit plans

For the year ended December 31, 2022, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $566 million. This was due to a higher actual discount rate of 5.3% at December 31, 2022, compared to 3.2% at December 31, 2021, partly offset by a loss on plan assets, experience losses and an increase in the effect of the asset limit.

For the year ended December 31, 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $2,433 million. This was due to a higher-than-expected return on plan assets in 2021 and a higher actual discount rate of 3.2% at December 31, 2021, compared to 2.6% at December 31, 2020.

6.5 Financial risk management

Management's objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, equity price risk and longevity risk. These risks are further described in Note 2, *Significant accounting policies*, Note 9, *Other (expense) income*, Note 27, *Post-employment benefit plans* and Note 29, *Financial and capital management* in BCE's 2022 consolidated financial statements.

The following table outlines our financial risks, how we manage these risks and their financial statement classification.

Financial risk	Description of risk	Management of risk and financial statement classification
Credit risk	We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our trade receivables, including wireless device financing plan receivables, and derivative instruments are unable to meet their obligations.	• Large and diverse customer base • Deal with institutions with investment-grade credit ratings • Regularly monitor our credit risk and credit exposure, and consider, among other factors, the effects of rising interest rates and inflation • Our trade receivables and allowance for doubtful accounts balances at December 31, 2022, which both include the current portion of wireless device financing plan receivables, were $4,102 million and $129 million, respectively • Our non-current wireless device financing plan receivables and allowance for doubtful accounts balances at December 31, 2022 were $386 million and $15 million, respectively • Our contract assets balance at December 31, 2022 was $724 million, net of an allowance for doubtful accounts balance of $19 million
Liquidity risk	We are exposed to liquidity risk for financial liabilities.	• Our cash and cash equivalents, cash from operating activities, possible capital markets financing, amounts available under our securitized receivables program and committed bank facilities are expected to be sufficient to fund our operations and fulfill our obligations as they become due • Refer to section 6.7, *Liquidity – Contractual obligations*, for a maturity analysis of our recognized financial liabilities

Foreign currency risk	We are exposed to foreign currency risk related to anticipated purchases and certain foreign currency debt.
	
	A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $10 million (loss of $17 million) recognized in net earnings at December 31, 2022 and a gain of $114 million (loss of $105 million) recognized in OCI at December 31, 2022, with all other variables held constant.
	
	A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $4 million recognized in OCI at December 31, 2022, with all other variables held constant.
	
	Refer to the following *Fair value* section for details on our derivative financial instruments.
		• At December 31, 2022, we had outstanding foreign currency forward contracts and options maturing from 2023 to 2024 of $3.5 billion in U.S. dollars ($4.5 billion in Canadian dollars) and ₱2.1 billion in Philippine pesos ($50 million in Canadian dollars), to manage foreign currency risk related to anticipated purchases and certain foreign currency debt
		  • For cash flow hedges relating to anticipated purchases denominated in foreign currencies, changes in the fair value are recognized in our statements of comprehensive income, except for any ineffective portion, which is recognized in *Other (expense) income* in the income statements. Realized gains and losses in *Accumulated OCI* are reclassified to the income statements or to the initial cost of the non-financial asset in the same periods as the corresponding hedged transactions are recognized.
		  • For cash flow hedges relating to our U.S. dollar debt under our commercial paper program, securitization of receivables and committed credit facilities, changes in the fair value are recognized in *Other (expense) income* in the income statements and offset the foreign currency translation adjustment on the related debt, except for any portion of the hedging relationship which is ineffective
		  • For economic hedges, changes in the fair value are recognized in *Other (expense) income* in the income statements
		• At December 31, 2022, we had outstanding cross currency interest rate swaps with notional amounts of $4,250 million in U.S. dollars ($5,465 million in Canadian dollars) to hedge the U.S. currency exposure of our U.S. Notes maturing from 2032 to 2052
		  • For these cross currency interest rate swaps, changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for amounts recorded in *Other (expense) income* in the income statements to offset the foreign currency translation adjustment on the related debt and any portion of the hedging relationship which is ineffective

Financial risk	Description of risk	Management of risk and financial statement classification

Interest rate risk	We are exposed to risk on the interest rates of our debt, our post-employment benefit plans and on dividend rate resets on our preferred shares.
	
	A 1% increase (decrease) in interest rates would result in a loss of $24 million (gain of $23 million) recognized in net earnings at December 31, 2022, with all other variables held constant.
	
	A 0.1% increase (decrease) in cross currency basis swap rates would result in a gain (loss) of $9 million recognized in net earnings at December 31, 2022, with all other variables held constant.
	
	Refer to the following *Fair value* section for details on our derivative financial instruments.
		• We use interest rate swaps, cross currency basis rate swaps, cross currency interest rate swaps, forward starting interest rate swaps and interest rate swaptions to hedge interest rate exposure on existing and/or future debt issuances. We also use leveraged interest rate options to economically hedge dividend rate resets on preferred shares.
		• At December 31, 2022, we had outstanding interest rate swaps with a notional amount of $500 million which will mature in 2027 and have been designated to hedge the fair value of our Series M-53 MTN debentures
		  • For interest rate swaps, changes in the fair value of these derivatives and the related debt are recognized in *Other (expense) income* in the income statements and offset each other, except for any ineffective portion of the hedging relationship
		• At December 31, 2022, we had outstanding cross currency basis rate swaps maturing in 2023 with a notional amount of $638 million to hedge economically the basis rate exposure on future debt issuances
		  • For these cross currency basis rate swaps, changes in the fair value of these derivatives are recognized in the income statements in *Other (expense) income*
		• At December 31, 2022, we had outstanding cross currency interest rate swaps with a notional amount of $600 million in U.S. dollars ($748 million in Canadian dollars) to hedge the interest exposure of our U.S. Notes maturing in 2024
		  • For these cross currency interest rate swaps, changes in the fair value of these derivatives and the related debt are recognized in *Other (expense) income* in the income statements and offset each other, except for any ineffective portion of the hedging relationship
		• At December 31, 2022, we had outstanding leveraged interest rate options with a fair value liability of $1 million to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021 for the periods ending in 2026
		  • For leveraged interest rate options, changes in the fair value of these derivatives are recognized in the income statements in *Other (expense) income*
		• For our post-employment benefit plans, the interest rate risk is managed using a liability matching approach, which reduces the exposure of the DB plans to a mismatch between investment growth and obligation growth

Equity price risk	We are exposed to risk on our cash flow related to the settlement of equity settled share-based payment plans. A 5% increase (decrease) in the market price of BCE's common shares would result in a gain (loss) of $33 million recognized in net earnings at December 31, 2022, with all other variables held constant. Refer to the following *Fair value* section for details on our derivative financial instruments.	• At December 31, 2022, we had outstanding equity forward contracts with a fair value net liability of $48 million on BCE's common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans • Changes in the fair value of these derivatives are recorded in the income statements in *Other (expense) income* for derivatives used to hedge equity settled share-based payment plans
Commodity price risk	We are exposed to risk on the purchase cost of fuel. Refer to the following *Fair value* section for details on our derivative financial instruments.	• At December 31, 2022, there are no fuel swaps outstanding • Changes in the fair value are recorded in the income statements in *Other (expense) income*
Longevity risk	We are exposed to life expectancy risk on our post-employment benefit plans.	• The Bell Canada pension plan has an investment arrangement which hedges part of its exposure to potential increases in longevity, which covers approximately $4 billion of post-employment benefit obligations

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that may be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values may not be the net amounts that would be realized if these instruments were settled.

The carrying values of our cash and cash equivalents, trade and other receivables, dividends payable, trade payables and accruals, compensation payable, interest payable, notes payable and loans secured by receivables approximate fair value as they are short-term. The carrying value of wireless device financing plan receivables approximates fair value given that their average remaining duration is short and the carrying value is reduced by an allowance for doubtful accounts and an allowance for revenue adjustments.

The following table provides the fair value details of other financial instruments measured at amortized cost in the statements of financial position.

| | | | December 31, 2022 | | December 31, 2021 | |
	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value
Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	25,061	23,026	23,729	26,354

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

| | | | Fair value | | |
	Classification	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2) [1]	Non-observable market inputs (level 3) [2]
December 31, 2022					
Publicly-traded and privately-held investments [3]	Other non-current assets	215	9	–	206
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	72	–	72	–
MLSE financial liability [4]	Trade payables and other liabilities	(149)	–	–	(149)
Other	Other non-current assets and liabilities	108	–	184	(76)
December 31, 2021					
Publicly-traded and privately-held investments [3]	Other non-current assets	183	24	–	159
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	279	–	279	–
MLSE financial liability [4]	Trade payables and other liabilities	(149)	–	–	(149)
Other	Other non-current assets and liabilities	122	–	185	(63)

(1) *Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.*

(2) *Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.*

(3) *Unrealized gains and losses are recorded in OCI in the statements of comprehensive income and are reclassified from Accumulated OCI to the deficit in the statements of financial position when realized.*

(4) *Represents BCE's obligation to repurchase the Master Trust Fund's 9% interest in MLSE at a price not less than an agreed minimum price, should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other (expense) income in the income statements. Subsequent to year end, BCE repurchased the Master Trust Fund's interest for a cash consideration of $149 million.*

6.6 Credit ratings

Credit ratings generally address the ability of a company to repay principal and pay interest on debt or dividends on issued and outstanding preferred shares.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available partly depend on our assigned credit ratings at the time capital is raised. Investment grade credit ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade. A ratings downgrade could result in adverse consequences for our funding capacity or ability to access the capital markets.

The following table provides BCE's and Bell Canada's credit ratings, which are considered investment grade, as at March 2, 2023 from DBRS, Moody's and S&P.

Key credit ratings

March 2, 2023	Bell Canada [1]		
	DBRS	Moody's	S&P
Commercial paper	R-2 (high)	P-2	A-1 (Low) (Canadian scale)
			A-2 (Global scale)
Long-term debt	BBB (high)	Baa1	BBB+
Subordinated long-term debt	BBB (low)	Baa2	BBB
	BCE [1]		
	DBRS	Moody's	S&P
Preferred shares	Pfd-3	–	P-2 (Low) (Canadian scale)
			BBB- (Global scale)

(1) *These credit ratings are not recommendations to buy, sell or hold any of the securities referred to, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. Each credit rating should be evaluated independently of any other credit rating.*

As of March 2, 2023, BCE's and Bell Canada's credit ratings have stable outlooks from DBRS, Moody's and S&P.

6.7 Liquidity

This section contains forward-looking statements, including relating to the expectation that our available liquidity will, in 2023, be sufficient to meet our cash requirements, our planned capital expenditures, our expected post-employment benefit plans funding, and our annualized common share dividend. Refer to the section *Caution regarding forward-looking statements* at the beginning of this MD&A.

Available liquidity

Total available liquidity at December 31, 2022 was $3.5 billion, comprised of $99 million in cash, $50 million in cash equivalents, $700 million available under our securitized receivables program and $2.65 billion available under our $3.5 billion committed revolving and expansion credit facilities (given $849 million of commercial paper outstanding).

We expect that our available liquidity, 2023 estimated cash flows from operations and capital markets financing will permit us to meet our cash requirements in 2023 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations and other cash requirements.

Should our 2023 cash requirements exceed our cash, cash equivalents, cash generated from our operations, and funds raised under capital markets financings and our securitized receivables program, we would expect to cover such a shortfall by drawing under committed credit facilities that are currently in place or through new facilities to the extent available.

In 2023, our cash flows from operations, cash, cash equivalents, capital markets financings, securitized receivables program and credit facilities should give us flexibility in carrying out our plans for business growth, including business acquisitions, as well as for the payment of contingencies.

We continuously monitor our operations, capital markets and the Canadian economy with the objective of maintaining adequate liquidity.

Securitization program

In 2022, we entered into a new securitization program which replaced our previous securitized trade receivables program and now includes wireless device financing plan receivables. As a result, the maximum amount available under our securitization program increased from $1.3 billion at December 31, 2021 to $2.3 billion at December 31, 2022.

Similar to the previous program, the securitization program is recorded as a floating rate revolving loan secured by certain receivables. We continue to service trade receivables and wireless device financing plan receivables under the securitization program, which matures in July 2025 unless previously terminated. The lenders' interest in the collection of these receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.

We have provided various credit enhancements in the form of overcollateralization and subordination of our retained interests.

The lenders have no further claim on our other assets if customers do not pay the amounts owed.

As of December 31, 2022, the balance of loans secured by receivables was $1.2 billion in U.S. dollars ($1.6 billion in Canadian dollars) and the total receivable balance collateralized under the program was $3.4 billion. The foreign currency risk on these loans is managed using foreign currency forward contracts. See section 6.5, *Financial risk management* in this MD&A for additional details.

Credit facilities

The table below is a summary of our total bank credit facilities at December 31, 2022.

December 31, 2022	Total available	Drawn	Letters of credit	Commercial paper outstanding	Net available
Committed credit facilities					
Unsecured revolving and expansion credit facilities [(1) (2)]	3,500	–	–	849	2,651
Unsecured non-revolving credit facilities [(3)]	647	–	–	–	647
Other	106	–	96	–	10
Total committed credit facilities	4,253	–	96	849	3,308
Total non-committed credit facilities	1,939	–	808	–	1,131
Total committed and non-committed credit facilities	6,192	–	904	849	4,439

(1) *Bell Canada's $2.5 billion committed revolving credit facility expires in August 2027 and its $1 billion committed expansion credit facility expires in August 2025. In 2022, Bell Canada converted its committed credit facilities into a sustainability-linked loan. The amendment introduces a borrowing cost that varies based on Bell's performance of certain sustainability performance targets.*

(2) *As of December 31, 2022, Bell Canada's outstanding commercial paper included $627 million in U.S. dollars ($849 million in Canadian dollars). All of Bell Canada's commercial paper outstanding is included in Debt due within one year*

(3) *In 2022, Bell Canada entered into two 30-year senior unsecured non-revolving credit facilities in the aggregate principal amount of up to $647 million to partly fund the expansion of its broadband networks as part of government subsidy programs.*

Bell Canada may issue notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3 billion in either Canadian or U.S. currency provided that at no time shall such maximum amount of notes exceed $3.5 billion in Canadian currency, which equals the aggregate amount available under Bell Canada's committed supporting revolving and expansion credit facilities as at December 31, 2022. The total amount of the net available committed revolving and expansion credit facilities may be drawn at any time.

Some of our credit agreements require us to meet specific financial ratios and to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada. In addition, some of our debt agreements require us to make an offer to repurchase certain series of debt securities upon the occurrence of a change of control event as defined in the relevant debt agreements. We are in compliance with all conditions and restrictions under such agreements.

Cash requirements

Capital expenditures

In 2023, our planned capital spending will be focused on our strategic imperatives, reflecting an appropriate level of investment in our networks and services, including our historic accelerated capital expenditure program for the rollout of Bell's wireline fibre and wireless 5G networks.

Post-employment benefit plans funding

Our post-employment benefit plans include DB pension and DC pension plans, as well as other post-employment benefits (OPEBs) plans. The funding requirements of our post-employment benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Actuarial valuations were last performed for our significant post-employment benefit plans as at December 31, 2021.

We expect to contribute approximately $50 million to our DB pension plans in 2023, subject to actuarial valuations being completed in mid-2023. We expect to contribute approximately $10 million to the DC pension plans and to pay approximately $75 million to beneficiaries under OPEB plans in 2023.

Dividend payments

In 2023, the cash dividends to be paid on BCE's common shares are expected to be higher than in 2022 as BCE's annual common share dividend increased by 5.2% to $3.87 per common share from $3.68 per common share effective with the dividend payable on April 17, 2023. The declaration of dividends is subject to the discretion of the BCE Board.

Contractual obligations

The following table is a summary of our contractual obligations at December 31, 2022 that are due in each of the next five years and thereafter.

At December 31, 2022	2023	2024	2025	2026	2027	Thereafter	Total
Recognized financial liabilities							
Long-term debt	750	2,103	2,174	1,582	1,724	16,863	25,196
Notes payable	869	–	–	–	–	–	869
Lease liabilities [(1)]	1,111	923	561	515	320	1,932	5,362
Loan secured by receivables	1,588	–	–	–	–	–	1,588
Interest payable on long-term debt, notes payable and loan secured by receivables	1,100	931	877	825	787	9,833	14,353
Net payments (receipts) on cross currency interest rate swaps	36	(45)	5	4	4	(141)	(137)
MLSE financial liability [(2)]	149	–	–	–	–	–	149
Commitments (off-balance sheet)							
Commitments for property, plant and equipment and intangible assets	2,015	1,392	1,052	516	216	949	6,140
Purchase obligations	602	458	443	560	276	955	3,294
Leases committed not yet commenced	14	21	16	16	17	96	180
Total	**8,234**	**5,783**	**5,128**	**4,018**	**3,344**	**30,487**	**56,994**

(1) *Includes imputed interest of $960 million.*

(2) *Represents BCE's obligation to repurchase the Master Trust Fund's 9% interest in MLSE at a price not less than an agreed minimum price, should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in* Other (expense) income *in the income statements. Subsequent to year end, BCE repurchased the Master Trust Fund's interest for a cash consideration of $149 million.*

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

Our commitments for leases not yet commenced include real estate, OOH advertising spaces and fibre use. These leases are non-cancellable.

Indemnifications and guarantees (off-balance sheet)

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and leases. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or termination date.

We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications and guarantees. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under indemnifications or guarantees in the past.

6.8 Litigation

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management's assessment of the merits of the claims and legal proceedings pending at March 2, 2023,

management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements or operations. We believe that we have strong defences and we intend to vigorously defend our positions.

For a description of important legal proceedings pending at March 2, 2023, please see the section entitled *Legal proceedings* contained in the BCE 2022 AIF.

7 Selected annual and quarterly information

7.1 Annual financial information

The following table shows selected consolidated financial data of BCE for 2022, 2021 and 2020 based on the annual consolidated financial statements, which are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). We discuss the factors that caused our results to vary over the past two years throughout this MD&A.

The emergency measures put in place in Canada starting in March 2020 to combat the COVID-19 pandemic significantly disrupted retail and commercial activities across most sectors of the economy and had an adverse and pervasive impact on our financial and operating performance throughout most of 2020. Consequently, this unfavourably affected all three of our segments, with a more pronounced impact on our Bell Wireless and Bell Media segments.

Our financial and operating performance saw a steady improvement in 2021 despite the continued adverse impacts of the COVID-19 pandemic experienced throughout the year, due to our strong operational execution and the easing of government restrictions in the second half of the year. It had been almost two years since the pandemic started affecting our performance and BCE had since adapted many aspects of its business to better operate in this environment. Additionally, compared to 2020, the effects of the pandemic on our year-over-year performance were considerably reduced, with Q2 2020 being the quarter most significantly affected by the pandemic. The impacts of the COVID-19 pandemic, although moderated, continued to unfavourably affect Bell Wireless product and roaming revenues, Bell Media advertising revenues, as well as Bell Wireline business market equipment revenues, due to reduced commercial activity as a result of the government restrictions put in place to combat the pandemic, particularly in the first half of 2021, and the global supply chain challenges experienced in the second half of 2021.

In 2022, the unfavourable effects of the COVID-19 pandemic on our financial and operating performance continued to moderate due to our operational execution and the lifting of most of the government restrictions during the year.

On June 1, 2020, BCE announced that it had entered into an agreement to sell substantially all of its data centre operations in an all-cash transaction valued at $1.04 billion. We presented amounts related to the sale as discontinued operations in our consolidated income statements and consolidated statements of cash flows. Property, plant and equipment and intangible assets that were sold were no longer depreciated or amortized effective June 1, 2020. In Q4 2020, we completed the sale for proceeds of $933 million (net of debt and other items) and recorded a gain on sale, net of taxes, of $211 million. The capital gain as a result of the sale was mainly offset by the recognition of previously unrecognized capital loss carry forwards.

In 2020, we recognized $452 million of impairment charges for our English and French TV services as well as various radio markets within our Bell Media segment. These charges included $291 million allocated to indefinite-life intangible assets for broadcast licences, $146 million allocated to finite-life intangible assets, mainly for program and feature film rights, and $15 million to property, plant and equipment for network and infrastructure and equipment.

	2022	2021	2020
Consolidated income statements			
Operating revenues			
Service	**20,956**	20,350	19,832
Product	**3,218**	3,099	3,051
Total operating revenues	**24,174**	23,449	22,883
Operating costs	**(13,975)**	(13,556)	(13,276)
Adjusted EBITDA	**10,199**	9,893	9,607
Severance, acquisition and other costs	**(94)**	(209)	(116)
Depreciation	**(3,660)**	(3,627)	(3,475)
Amortization	**(1,063)**	(982)	(929)
Finance costs			
Interest expense	**(1,146)**	(1,082)	(1,110)
Net return (interest) on post-employment benefit obligations	**51**	(20)	(46)
Impairment of assets	**(279)**	(197)	(472)
Other (expense) income	**(115)**	160	(194)
Income taxes	**(967)**	(1,044)	(792)
Net earnings from continuing operations	**2,926**	2,892	2,473
Net earnings from discontinued operations	**–**	–	226
Net earnings	**2,926**	2,892	2,699
Net earnings from continuing operations attributable to:			
Common shareholders	**2,716**	2,709	2,272
Preferred shareholders	**152**	131	136
Non-controlling interest	**58**	52	65
Net earnings from continuing operations	**2,926**	2,892	2,473
Net earnings attributable to:			
Common shareholders	**2,716**	2,709	2,498
Preferred shareholders	**152**	131	136
Non-controlling interest	**58**	52	65
Net earnings	**2,926**	2,892	2,699
Net earnings per common share – basic and diluted			
Continuing operations	**2.98**	2.99	2.51
Discontinued operations	**–**	–	0.25
Net earnings per common share – basic and diluted	**2.98**	2.99	2.76
Ratios			
Adjusted EBITDA margin (%)	**42.2%**	42.2%	42.0%

	2022	2021	2020
Consolidated statements of financial position			
Property, plant and equipment	29,256	28,235	27,513
Total assets	69,329	66,764	60,665
Debt due within one year (including notes payable and loans secured by receivables)	4,137	2,625	2,417
Long-term debt	27,783	27,048	23,906
Total non-current liabilities	35,345	34,710	31,065
Equity attributable to BCE shareholders	22,178	22,635	20,989
Total equity	22,515	22,941	21,329
Consolidated statements of cash flows			
Cash flows from operating activities	8,365	8,008	7,754
Cash flows used in investing activities	(5,517)	(7,018)	(3,540)
Capital expenditures	(5,133)	(4,852)	(4,202)
Business acquisitions	(429)	(12)	(65)
Business dispositions	52	–	–
Spectrum licences	(3)	(2,082)	(86)
Cash from discontinued operations	–	–	892
Cash flows used in financing activities	(2,988)	(925)	(4,135)
Issue of common shares	171	261	26
Increase (decrease) in notes payable	111	351	(1,641)
Increase (decrease) in securitized receivables	700	(150)	–
Issue of long-term debt	1,951	4,985	6,006
Repayment of long-term debt	(2,023)	(2,751)	(5,003)
Cash dividends paid on common shares	(3,312)	(3,132)	(2,975)
Cash dividends paid on preferred shares	(136)	(125)	(132)
Cash dividends paid by subsidiaries to non-controlling interest	(39)	(86)	(53)
Free cash flow	3,067	2,980	3,348
Share information			
Weighted average number of common shares (millions)	911.5	906.3	904.3
Common shares outstanding at end of year (millions)	912.0	909.0	904.4
Market capitalization [1]	54,255	59,821	49,226
Dividends declared per common share (dollars)	3.68	3.50	3.33
Dividends declared on common shares	(3,356)	(3,175)	(3,011)
Dividends declared on preferred shares	(152)	(131)	(136)
Closing market price per common share (dollars)	59.49	65.81	54.43
Total shareholder return	(4.2%)	27.9%	(4.1%)
Ratios			
Capital intensity (%)	21.2%	20.7%	18.4%
Price to earnings ratio (times) [2]	19.96	22.01	19.72
Other data			
Number of employees (thousands)	45	50	51

(1) BCE's common share price at the end of the year multiplied by the number of common shares outstanding at the end of the year.

(2) Price to earnings ratio is defined as BCE's common share price at the end of the year divided by EPS.

7.2   Quarterly financial information

The following table shows selected BCE consolidated financial data by quarter for 2022 and 2021. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A. Refer to section 7.1, *Annual Financial Information* in this MD&A for a description of the impacts of the COVID-19 pandemic on our financial results during 2022 and 2021.

	2022				2021			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating revenues								
Service	**5,353**	**5,193**	**5,233**	**5,177**	5,243	5,099	5,040	4,968
Product	**1,086**	**831**	**628**	**673**	966	737	658	738
Total operating revenues	**6,439**	**6,024**	**5,861**	**5,850**	6,209	5,836	5,698	5,706
Adjusted EBITDA	**2,437**	**2,588**	**2,590**	**2,584**	2,430	2,558	2,476	2,429
Severance, acquisition and other costs	**(19)**	**(22)**	**(40)**	**(13)**	(63)	(50)	(7)	(89)
Depreciation	**(922)**	**(914)**	**(933)**	**(891)**	(925)	(902)	(905)	(895)
Amortization	**(270)**	**(267)**	**(266)**	**(260)**	(251)	(245)	(248)	(238)
Finance costs								
Interest expense	**(319)**	**(298)**	**(269)**	**(260)**	(275)	(272)	(268)	(267)
Net return (interest) on post-employment benefit plans	**13**	**13**	**7**	**18**	(5)	(5)	(5)	(5)
Impairment of assets	**(150)**	**(21)**	**(106)**	**(2)**	(30)	–	(164)	(3)
Other income (expense)	**19**	**(130)**	**(97)**	**93**	26	35	91	8
Income taxes	**(222)**	**(178)**	**(232)**	**(335)**	(249)	(306)	(236)	(253)
Net earnings	**567**	**771**	**654**	**934**	658	813	734	687
Net earnings attributable to common shareholders	**528**	**715**	**596**	**877**	625	757	685	642
Net earnings per common share – basic and diluted	**0.58**	**0.78**	**0.66**	**0.96**	0.69	0.83	0.76	0.71
Weighted average number of common shares outstanding – basic (millions)	**912.0**	**911.9**	**911.9**	**910.1**	908.8	906.9	905.0	904.5
Other information								
Cash flows from operating activities	**2,056**	**1,996**	**2,597**	**1,716**	1,743	1,774	2,499	1,992
Free cash flow	**376**	**642**	**1,333**	**716**	229	566	1,245	940
Capital expenditures	**(1,638)**	**(1,317)**	**(1,219)**	**(959)**	(1,466)	(1,164)	(1,210)	(1,012)

Fourth quarter highlights

Operating revenues	Q4 2022	Q4 2021	$ change	% change
Bell Wireless	**2,666**	2,475	191	7.7%
Bell Wireline	**3,094**	3,079	15	0.5%
Bell Media	**889**	849	40	4.7%
Inter-segment eliminations	**(210)**	(194)	(16)	(8.2%)
Total BCE operating revenues	**6,439**	6,209	230	3.7%

Adjusted EBITDA	Q4 2022	Q4 2021	$ change	% change
Bell Wireless	**990**	951	39	4.1%
Bell Wireline	**1,318**	1,326	(8)	(0.6%)
Bell Media	**129**	153	(24)	(15.7%)
Total BCE adjusted EBITDA	**2,437**	2,430	7	0.3%

Total operating revenues at BCE increased by 3.7% in Q4 2022, compared to Q4 2021, driven by both higher product revenues of $1,086 million, up 12.4% year over year and higher service revenues of $5,353 million, up 2.1% year over year. The growth in operating revenues was driven by increases across all three of our segments. Wireless operating revenues grew by 7.7% year over year, attributable to higher product revenues of 11.7%, as well as greater service revenues of 5.8%. Bell Media operating revenues increased by 4.7% year over year, driven by greater advertising and subscriber revenues. Bell Wireline operating revenues grew by 0.5% in Q4 2022, over the same period last year, due to greater product revenues of 17.2%, moderated by lower service revenues of 0.3%.

BCE net earnings decreased by 13.8% in Q4 2022, compared to Q4 2021, mainly due to higher impairment of assets, higher interest expense and higher amortization, partly offset by lower severance, acquisition and other costs, lower income taxes and higher net return on post-employment benefit plans.

BCE's adjusted EBITDA grew by 0.3% in Q4 2022, compared to the same period last year, due to growth in Bell Wireless of 4.1%, partly offset by declines in Bell Media of 15.7% and Bell Wireline of 0.6%. The year-over-year increase in adjusted EBITDA reflected higher operating revenues, partly offset by greater operating costs. Adjusted EBITDA margin of 37.8% in Q4 2022 decreased by 1.3 pts over Q4 2021, driven by a greater proportion of low-margin product sales in our total revenue base, higher media programming costs, storm recovery costs, inflationary cost pressures and increased wireless promotional offer intensity.

Bell Wireless operating revenues increased by 7.7% in Q4 2022, compared to the same period last year, due to both higher service and product revenues. Service revenues grew by 5.8% year over year, driven by the continued growth in our mobile phone and connected device subscriber bases, and greater roaming revenues due to increased international travel resulting from the easing of COVID-19 global travel restrictions, partly offset by subscriber mix and competitive pricing pressures. Product revenues increased by 11.7% year over year, due to higher contracted sales volumes, partly offset by greater promotional intensity.

Bell Wireless adjusted EBITDA increased by 4.1% in Q4 2022, compared to the same period in 2021, due to greater operating revenues, moderated by higher operating costs. The increase in operating costs was primarily due to higher cost of goods sold driven by the greater product sales, increased network operating costs related to the ongoing deployment of our mobile 5G network, greater payments to other carriers associated with the increase in roaming revenues and higher labour cost, primarily from customer service centres. Adjusted EBITDA margin of 37.1% in Q4 2022, decreased by 1.3 pts, compared to the same period last year, primarily driven by a greater proportion of low-margin product sales in our total revenue base, and increased promotional offer intensity, partly offset by the flow-through of the service revenue growth.

Bell Wireline operating revenues grew by 0.5% in Q4 2022, compared to the same period last year, driven by higher product revenues of 17.2%, due to the timing of sales to large business customers, along with an improving year-over-year impact from global supply chain challenges. This was partly offset by lower year-over-year service revenue of 0.3% due to higher acquisition, retention and bundle discounts on residential services, ongoing voice and legacy data erosion, reduced

business solutions services revenue including the impact of the sale of our wholly-owned subsidiary Createch on March 1, 2022, a declining satellite TV subscriber base, as well as lower sales of international wholesale long distance minutes. The decline in service revenue was partly mitigated by greater retail Internet and IPTV subscriber bases, the flow-through of residential rate increases, the acquisitions of EBOX and other related companies in February 2022 and Distributel in December 2022, as well as higher sales of maintenance contracts on data equipment sold to business customers.

Bell Wireline adjusted EBITDA declined by 0.6% in Q4 2022, compared to the same period last year, from higher operating costs, partly offset by greater year-over-year operating revenues. The increase in operating costs was mainly driven by higher product cost of goods sold and maintenance contract costs associated with the higher year-over-year revenues, along with greater storm recovery costs and inflationary cost pressures primarily impacting labour and fuel costs. This was partly offset by lower business solutions services costs, reduced TV programming and content expenses and lower payments to other carriers, driven by lower associated revenues, combined with labour savings mainly reflecting workforce reductions. Adjusted EBITDA margin of 42.6% in Q4 2022 decreased by 0.5 points over the same period in 2021, due to an increased proportion of low-margin product sales in our total revenue base, greater operating costs, and the impact of lower year-over-year service revenue flow-through.

Bell Media operating revenues increased by 4.7% in Q4 2022, compared to the same period last year, due to higher advertising and subscriber revenues, including continued year-over-year growth in digital revenues of 46%. Advertising revenues increased by 3.8% in Q4 2022, compared to the same period last year, due to greater TV advertising revenues from the broadcast of the FIFA World Cup Qatar 2022 and higher OOH revenues due to the ongoing recovery from the effects of the COVID-19 pandemic, partly offset by lower demand by advertisers driven by the current economic uncertainty. Subscriber revenues grew by 5.4% in Q4 2022, compared to the same period last year, primarily from the continued growth in Crave and sports streaming direct-to-consumer subscribers.

Bell Media adjusted EBITDA decreased by 15.7% in Q4 2022, compared to the same period last year, as the higher operating costs more than offset the increase in operating revenues. The year-over-year increase in operating costs was mainly driven by higher sports programming costs, primarily related to sports broadcast rights for FIFA World Cup Qatar 2022, and from the return to regular sports broadcast schedules and entertainment programming content deliveries, subsequent to COVID-19-related delays in Q4 2021.

BCE capital expenditures of $1,638 million in Q4 2022 increased by $172 million or 11.7%, compared to the same period last year. This corresponded to a capital intensity ratio of 25.4%, up 1.8 pts over Q4 2021. The increase in capital spending was driven by higher year-over-year spending in our wireline and wireless segments of $110 million and $35 million, respectively, mainly due to the ongoing deployment of our wireline FTTP and wireless 5G networks. Bell Media capital expenditures also increased year over year by $27 million, reflecting greater investments to support the expansion of the distribution of our OTT services.

BCE severance, acquisition and other costs of $19 million in Q4 2022 decreased by $44 million, compared to Q4 2021, mainly due to lower severance costs related to involuntary and voluntary employee terminations and lower acquisition and other costs.

BCE depreciation of $922 million in Q4 2022 decreased by $3 million, year over year, mainly due to lower accelerated depreciation of 4G network elements as we transition to 5G, partly offset by a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services.

BCE amortization of $270 million in Q4 2022 increased by $19 million, year over year, mainly due to a higher asset base.

BCE interest expense of $319 million in Q4 2022 increased by $44 million, compared to Q4 2021, mainly due to higher average debt balances and higher average interest rates, partly offset by higher capitalized interest.

BCE impairment of assets of $150 million in Q4 2022 is mainly due to impairment charges for French TV channels within our Bell Media segment as a result of a reduction in advertising demand in the industry resulting from global economic uncertainties and unfavourable impacts to assumptions for discount rates. These charges included $94 million allocated to indefinite-life intangible assets for broadcast licences, and $53 million to finite-life intangible assets for program and feature film rights.

BCE other income of $19 million in Q4 2022 decreased by $7 million, year over year, mainly due to lower net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans and higher losses on investments related to an obligation to repurchase at fair value the minority interest in one of our subsidiaries,

partly offset by higher income on our equity investments due to a loss recorded in Q4 2021 on BCE's share of an obligation to repurchase at fair value the minority interest in one of BCE's joint ventures and higher income on operations from our equity investments.

BCE income taxes of $222 million in Q4 2022 decreased by $27 million, compared to Q4 2021, mainly as a result of lower taxable income.

BCE net earnings attributable to common shareholders of $528 million in Q4 2022, or $0.58 per share, were lower than the $625 million, or $0.69 per share, reported in Q4 2021. The year-over-year decrease was mainly due to higher impairment of assets, higher interest expense and higher amortization, partly offset by lower severance, acquisition and other costs, lower income taxes and higher net return on post-employment benefit plans. Adjusted net earnings decreased to $654 million in Q4 2022, compared to $692 million in Q4 2021, and adjusted EPS decreased to $0.71 from $0.76 in Q4 2021.

BCE cash flows from operating activities was $2,056 million in Q4 2022 compared to $1,743 million in Q4 2021. The increase is mainly attributed to higher cash from working capital due to timing of supplier payments, lower contributions to post-employment benefit plans due to a partial contribution holiday in 2022 and lower severance and other costs paid, partly offset by higher interest paid and higher income taxes paid.

BCE free cash flow generated in Q4 2022 was $376 million, compared to $229 million in Q4 2021. The increase was mainly attributable to higher cash flows from operating activities, excluding acquisition and other costs paid, partly offset by higher capital expenditures.

Seasonality considerations

Some of our segments' revenues and expenses vary slightly by season, which may impact quarter-to-quarter financial results. Over the past eight quarters, the COVID-19 pandemic has impacted our business. While the unfavourable effects of the COVID-19 pandemic on our financial and operating performance moderated in 2022, it is difficult to estimate the impacts that the COVID-19 pandemic could have in the future on our business or financial results due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible further resurgences in the number of COVID-19 cases, including as a result of the potential emergence of other variants, and various potential outcomes. Therefore, the typical seasonal variations described below may not fully reflect the trends experienced during the COVID-19 pandemic, which affected and continues to affect customer behaviour and spending, as well as the way we operate our business. Accordingly, it is difficult at this time to estimate the ultimate duration of the COVID-19 pandemic or the extent of its impact on the seasonality trends that normally characterize our business.

Bell Wireless operating results are influenced by the timing of new mobile device launches and seasonal promotional periods, such as back-to-school, Black Friday and the Christmas holiday period, as well as the level of overall competitive intensity. Because of these seasonal effects, subscriber additions and retention costs due to device upgrades related to contract renewals are typically higher in the third and fourth quarters. For ARPU, historically we have experienced seasonal sequential increases in the second and third quarters, due to higher levels of usage

and roaming in the spring and summer months, followed by historical seasonal sequential declines in the fourth and first quarters. However, this seasonal effect on ARPU has moderated, as unlimited voice and data options have become more prevalent, resulting in less variability in chargeable data usage.

Bell Wireline revenue tends to be higher in the fourth quarter because of historically higher data and equipment product sales to business customers. However, this may vary from year to year depending on the strength of the economy and the presence of targeted sales initiatives, which can influence customer spending. Home Phone, TV and Internet subscriber activity is subject to modest seasonal fluctuations, attributable largely to residential moves during the summer months and the back-to-school period in the third quarter. Targeted marketing efforts conducted during various times of the year to coincide with special events or broad-based marketing campaigns also may have an impact on overall wireline operating results.

Bell Media revenue and related expenses from TV and radio broad-casting are largely derived from the sale of advertising, the demand for which is affected by prevailing economic conditions as well as cyclical and seasonal variations. Seasonal variations in TV are driven by the strength of TV ratings, particularly during the fall programming season, major sports league seasons and other special sporting events such as the Olympic Games, National Hockey League (NHL) and NBA playoffs and FIFA World Cup soccer, as well as fluctuations in consumer retail activity during the year.

8 Regulatory environment

8.1 Introduction

This section describes certain legislation that governs our business and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us, influence our business and may continue to affect our ability to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility, Bell ExpressVu Limited Partnership (ExpressVu), Bell Media, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec), Group Maskatel Québec LP (Maskatel), Distributel and Northwestel, are governed by the *Telecommunications Act*, the *Broadcasting Act*, the *Radiocommunication Act* and/or the *Bell Canada Act*. Our business is affected by regulations, policies and decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada's telecommunications and broadcasting industries, and other federal government departments, in particular ISED and the Competition Bureau.

In particular, the CRTC regulates the prices we can charge for retail telecommunications services when it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition is sufficient to grant forbearance from retail price regulation under the *Telecommunications Act* for the vast majority of our retail wireline and wireless telecommunications services. The CRTC can also mandate the provision of access by competitors to our wireline and wireless networks and the rates we can charge

them. Notably, it currently mandates wholesale high-speed access for wireline broadband as well as domestic wireless roaming services and is implementing a wholesale facilities-based mobile virtual network operator (MVNO) access service. Lower mandated wholesale rates or the imposition of unfavourable terms for mandated services could undermine our incentives to invest in network improvements and extensions, limit our flexibility, influence the market structure, improve the business position of our competitors, limit network-based differentiation of our services and negatively impact the financial performance of our businesses. Our TV distribution and our TV and radio broadcasting businesses are subject to the *Broadcasting Act* and are, for the most part, not subject to retail price regulation.

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, ISED, Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as establishing and modifying regulations for mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, and control of copyright piracy. Adverse decisions by governments or regulatory agencies, increasing regulation or a lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business.

8.2 Telecommunications Act

The *Telecommunications Act* governs telecommunications in Canada. It defines the broad objectives of Canada's telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group of companies and partnerships, including Bell Canada, Bell Mobility, NorthernTel, Télébec, Maskatel, Distributel and Northwestel.

Under the *Telecommunications Act*, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all telecommunications services, unless the services are exempt or forborne from regulation. Most retail services offered by the BCE group of companies are forborne from retail regulation. The CRTC may exempt an entire class of carriers from regulation under the *Telecommunications Act* if the exemption meets the objectives of Canada's telecommunications policy. In addition, a few large TCCs, including those in the BCE group, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

New policy direction

On February 13, 2023, the Government of Canada adopted a new policy direction to the CRTC in respect of telecommunications services. The new policy direction replaces existing policy directions issued in 2006 and 2019. The new policy direction retains from the 2019 version that the CRTC should consider how its decisions can promote competition, affordability, consumer interests and innovation, and adds reference to the importance of network resilience and reliability. It also directs the CRTC to adhere to a list of principles of effective regulation, to maintain or potentially expand its wholesale regimes for fixed Internet and mobile wireless services, and to take certain steps to enhance and protect the rights of consumers of telecommunications services. At this time, it is unclear what impact, if any, the new policy direction could have on our business and financial results, including our ability to continue to invest at the same levels as we have in the past.

Review of mobile wireless services

On February 28, 2019, the CRTC launched its planned review of the regulatory framework for mobile wireless services. The main issues in the CRTC's consultation included (i) competition in the retail market; (ii) the current wholesale mobile wireless service regulatory framework, with a focus on wholesale MVNO access; and (iii) the future of mobile wireless services in Canada, with a focus on reducing barriers to infrastructure deployment. On April 15, 2021, the CRTC released its decision, which requires Bell Mobility, Rogers Communications Canada Inc. (Rogers Canada), Telus Communications Inc. (Telus Communications) and Saskatchewan Telecommunications (SaskTel) to provide MVNO access to their networks to regional wireless carriers to allow them to operate as MVNOs in ISED Tier 4 spectrum licence areas where they own spectrum. The terms and conditions for MVNO access will be established in tariffs to be approved by the CRTC. The rate for MVNO access will not be subject to the CRTC tariff regime but instead is to be commercially negotiated between the parties with final offer arbitration by the CRTC as a recourse if negotiations fail. The CRTC indicated that the mandated access service is intended to be a temporary measure and will, in the absence of certain implementation delays, be phased out seven years from the date tariffed terms and conditions are finalized. In the decision, the CRTC has also required Bell Mobility, Rogers Canada and Telus Communications to provide seamless handoffs as part of the CRTC's existing mandated domestic roaming service and has confirmed that its mandatory roaming obligations apply to 5G. On July 14, 2021, Bell Mobility, Rogers Canada, Telus Communications and SaskTel filed proposed tariff terms and conditions for the mandated MVNO access service and Bell Mobility, Rogers Canada and Telus Communications filed proposed amendments to their mandated roaming tariffs to reflect the CRTC's determinations. On April 6, 2022, the CRTC issued a decision on the mandated roaming tariffs in which it directed Bell Mobility, Rogers Canada and Telus Communications to make specified changes to their tariffs by April 21, 2022, for CRTC approval.

On October 19, 2022, the CRTC issued a decision in which it made certain determinations regarding the terms and conditions of the proposed MVNO tariffs previously filed by Bell Mobility, Rogers Canada, Telus Communications and SaskTel, and directed them to file revised tariffs reflecting these determinations within 30 days. In the decision, the CRTC directed Bell Mobility, Rogers Canada, Telus Communications and SaskTel to offer MVNO access service to regional carriers with a home radio access network (RAN) and core network actively offering mobile wireless services commercially to retail customers in Canada, and confirmed that similar terms and conditions related to seamless handoffs and 5G in the domestic roaming tariffs should apply to the mandated MVNO tariffs. The CRTC required Bell Mobility, Rogers Canada, Telus Communications and SaskTel to begin accepting requests for MVNO access from regional wireless carriers from the date of the decision. Bell Mobility is required to provide access to the mandated MVNO service in all provinces (excluding Saskatchewan) and in the three territories. It is unclear at this time what impact, if any, the measures set out in this decision could have on our business and financial results, and our ability to make investments at the same levels as we have in the past.

Mandated disaggregated wholesale access to FTTP networks

On July 22, 2015, in Telecom Regulatory Policy CRTC 2015-326, the CRTC mandated the introduction of a new disaggregated wholesale high-speed access service, including over FTTP facilities. The first stage of its implementation took place only in Ontario and Québec. This adverse regulatory decision may impact the specific nature, magnitude, location and timing of our future FTTP investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP undermines the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas.

On August 29, 2017, in Telecom Order CRTC 2017-312, the CRTC set interim rates for the new disaggregated wholesale high-speed access service. The final rates remain to be determined. On June 11, 2020, the CRTC launched a new proceeding (refer to *Review of network configuration for disaggregated wholesale access* below) to reconsider the network configuration of the disaggregated wholesale high-speed access service it mandated in 2015 and suspended the finalization of the interim rates and terms of tariff that were set in 2017 until further notice. The mandating of final rates that are materially different from the rates we proposed could further impact our investment strategy, improve the business position of our competitors and adversely impact our financial results.

CNOC's application on retail FTTP broadband services

On January 8, 2021, Canadian Network Operators Consortium Inc. (CNOC) filed an application with the CRTC asking for an order mandating Bell Canada and other large providers to sell retail FTTP broadband services to ISPs, at a mandated discount off the retail price. ISPs would then resell these services under their own brands. CNOC proposed that this mandated access to retail FTTP services would last until the CRTC completes its reviews of all current and near-term proceedings related to wholesale high-speed services. The implementation of CNOC's proposal would undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas, as well as improve the business position of our competitors and adversely impact our financial results.

Review of wholesale FTTN high-speed access service rates

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to FTTN or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect to March 2016.

The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc., Eastlink, Rogers Canada, Shaw and Vidéotron Ltée) and Telus Communications, the CRTC issued Decision 2021-182 on May 27, 2021, which mostly reinstated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in the second quarter of 2021, we recorded a reduction in revenue of $44 million in our consolidated income statements.

While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC's long-running review of wholesale Internet rates and ensures a better climate for much-needed investment in advanced networks. The largest reseller, TekSavvy Solutions Inc. (TekSavvy), obtained leave to appeal the CRTC's decision of May 27, 2021 before the Federal Court of Appeal. The decision was also challenged in three petitions brought by TekSavvy, CNOC and National Capital Freenet before Cabinet but, on May 26, 2022, Cabinet announced it would not alter the decision.

Review of network configuration for disaggregated wholesale access

On June 11, 2020, the CRTC launched a proceeding to reconsider the network configuration of the disaggregated wholesale high-speed access service mandated of Bell Canada and large cable carriers. The consultation aims to adopt a model applicable to wholesale providers across the country. It may also result in the adoption of a different level of disaggregation for Bell Canada than had been mandated in 2015 as discussed under *Mandated disaggregated wholesale access to FTTP networks* above. The launch of this new consultation has suspended the finalization of the rates of Bell Canada's existing disaggregated high-speed access service, which will remain at their current interim level until further notice. Revisions that facilitate reseller access to disaggregated wholesale access and/or the mandating of final rates that are materially different from the rates Bell Canada has proposed could undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, improve the business position of resellers of high-speed access services and adversely impact our financial results.

TekSavvy's application regarding undue preference in wholesale high-speed access rates and services

On January 20, 2023, TekSavvy filed an application with the CRTC in which it alleges that Rogers Canada and Bell Canada engaged in undue preference in contravention of the *Telecommunications Act*. Specifically, TekSavvy claimed that Rogers Canada and Bell Canada entered into off-tariff agreements (OTAs) with Vidéotron Ltée and EBOX, respectively. With respect to Bell Canada and EBOX, TekSavvy alleges that Bell Canada provided EBOX with preferential wholesale high-speed access rates and/or wholesale aggregated high-speed access over FTTP, a service not available to other competitors. TekSavvy asked the CRTC to commence an investigation into the alleged OTAs and to provide interim relief, such as adopting the rates for wholesale aggregated high-speed access set in its August 15, 2019 decision (which were largely invalidated by the CRTC in Decision 2021-182, see *Review of wholesale FTTN high-speed access service rates* above) or mandating wholesale aggregated access to FTTP at retail-minus rates (which is similar to CNOC's pending application discussed under *CNOC's application on retail FTTP broadband services* above). We believe the application, at least in regards to EBOX and Bell Canada, has no merit because it is based on some factual assumptions which are not accurate. Nonetheless, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

Review of the approach to rate setting for wholesale telecommunications services

On April 24, 2020, the CRTC launched a proceeding to reconsider the current approach used by the CRTC to set rates for mandated wholesale telecommunications services. The proceeding aims to consider the most appropriate methodology for ensuring that such rates are just and reasonable and are established in an efficient manner. This may result in the adoption of a new costing approach that substantially differs from the current Phase II costing methodology. Phase II is a prospective incremental costing methodology currently used by the CRTC to determine rates for regulated wholesale services. If the current Phase II costing methodology is revised or replaced, the impact of such changes may result in more efficient and transparent rate setting, or it may result in a rate-setting process that favours resellers and undermines incentives for facilities-based investment. At this time, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

Review of the CRTC's regulatory framework for Northwestel

On June 8, 2022, the CRTC launched the second phase of a proceeding to review the regulatory framework for Northwestel and the state of telecommunications services in Canada's North. This proceeding may result in modifications to the current regulatory framework for Northwestel, including with respect to issues such as rates, wholesale access and subsidies. Modifications to the current regulatory framework may result in additional subsidies and rate flexibility for Northwestel, which would encourage investment, or they may result in rate restrictions or additional wholesale obligations, which would undermine incentives for investment in the North. At this time, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

CRTC review of access to poles

On February 15, 2023, the CRTC issued a decision which included a number of determinations to facilitate access by third parties to poles owned by Canadian carriers or poles to which Canadian carriers control access. Among other directions, the CRTC's decision: establishes new timelines for each step in the pole access permitting process; reduces the obligations of access seekers to pay costs for any pole repairs, upgrades or replacements required to accommodate the addition of the access seeker's equipment; provides access seekers with greater flexibility to carry out pole repairs and upgrades themselves; maintains the circumstances under which pole owners may obtain priority access to poles or reserve capacity for their future use on poles; and imposes new notification and reporting obligations on pole owners. The decision requires large ILECs to update their applicable tariffs to incorporate the new determinations by April 3, 2023. We are analyzing the impacts of the decision and assessing our operational and regulatory next steps.

Bill C-26, An Act Respecting Cyber Security

On June 14, 2022, the Government of Canada introduced Bill C-26, *An Act Respecting Cyber Security* (ARCS). ARCS would enact the *Critical Cyber Systems Protection Act*, which would establish a regulatory framework requiring designated operators in the finance, telecommunications, energy and transportation sectors to protect their critical cyber systems. Also included in Bill C-26 are proposed changes to the *Telecommunications Act* that would establish new authorities that would enable the Government to take action to promote the security of the Canadian telecommunications system, which could include measures with respect to certain suppliers, such as Huawei and ZTE. If enacted, Bill C-26 would give ISED additional order-making powers and establish an enforcement regime under which the Minister responsible for ISED could impose administrative monetary penalties, among other actions. It is unclear at this time what impact the legislative changes could have on our business and financial results.

Canada's telecommunications foreign ownership rules

Under the *Telecommunications Act*, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the *Investment Canada Act*. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs.

8.3 Broadcasting Act

The *Broadcasting Act* outlines the broad objectives of Canada's broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the *Broadcasting Act* are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming or distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership and control requirements to obtain a programming or distribution licence, and corporations must have the CRTC's approval before they can transfer effective control of a broadcasting licensee.

Our TV distribution operations and our TV and radio broadcasting operations are subject to the requirements of the *Broadcasting Act*, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the *Broadcasting Act*, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect our competitive position or the cost of providing services.

Bill C-11, An Act to amend the Broadcasting Act

On February 2, 2022, the Government of Canada tabled Bill C-11, *An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts*. Key among the proposed amendments in Bill C-11 is that foreign online broadcasting undertakings doing business in Canada could be required to contribute to the Canadian broadcasting system in a manner that the CRTC deems appropriate. The specifics of such contribution would be determined through the CRTC's public consultation processes and enforced by way of conditions imposed by the CRTC. Bill C-11 passed third reading in the House of Commons on June 15, 2022 and it passed third reading in the Senate of Canada on February 2, 2023. It will return to the House of Commons for review of the changes from the Senate of Canada and will likely require further review by the Senate of Canada if the House of Commons does not accept all the changes the Senate of Canada has proposed before receiving royal assent. Bill C-11 would result in the elimination of CRTC Part II Licence Fees whereby the broadcasting industry pays an annual tax of approximately $120 million per year. It is unknown when and if Bill C-11 will receive royal assent, when and if any adopted reforms would come into force, and whether the elimination of Part II Licence Fees would be included in the final version of the Act. Therefore, the impact that the legislative changes could have on our business and financial results is unclear at this time.

8.4 Radiocommunication Act

ISED regulates the use of radio spectrum under the *Radiocommunication Act* and *Radiocommunication Regulations* to ensure that radiocommunication in Canada is developed and operated efficiently. All companies wishing to operate radio apparatus in Canada must hold a radio licence or spectrum licence to do so. The *Radiocommunication Regulations* specify those persons (including corporations such as Bell Canada and Bell Mobility) who are eligible to be issued radio licences or spectrum licences.

Decision on 3800 MHz spectrum licensing framework

On June 30, 2022, ISED released its decision on the technical, policy and licensing framework to govern the auction and use of spectrum licences in the 3800 MHz band. ISED will implement a cross-band spectrum cap (with the 3500 MHz band) of 100 MHz. The auctioned licences will have a 20-year term and licences will not be transferable for the first five years of the licence term if the transfer results in exceeding the cross-band spectrum cap. In addition, licensees will be required to provide network coverage to a certain percentage of the population at 5, 7, 10 and 20 years following licence issuance depending on the licence area. Licensees with existing LTE networks will be subject to additional deployment requirements based on their existing LTE coverage. The auction is scheduled to begin October 24, 2023. It is unclear what impact the results of this decision could have on our business and financial results.

Consultation on 26, 28 and 38 GHz (Millimeter Wave) spectrum licensing framework

On June 6, 2022, ISED initiated a consultation seeking input regarding a policy and licensing framework to govern the auction and use of spectrum licences in the 26, 28 and 38 Gigahertz (GHz) (Millimeter Wave) spectrum bands. The consultation paper seeks comments on the use of a spectrum set-aside for certain auction bidders, or a spectrum cap across the 26, 28 and 38 GHz spectrum bands. ISED proposes that the auctioned licences will have a 10-year term and that there will be limits on the extent of transferability of licences for the first five years of the licence term. In addition, ISED proposes that licensees will be required to deploy a certain number of sites in each licence area at five and nine and a half years following licence issuance. ISED has not yet indicated a specific date when the auction will take place. The consultation paper also seeks comments on the transition process for existing 38 GHz licensees from fixed to flexible use (i.e., mobile or fixed use), as well as the limitations on the use of 38 GHz spectrum by satellite earth stations. It is unclear what impact the results of this consultation and future related processes could have on our business and financial results.

8.5 Bell Canada Act

Among other things, the *Bell Canada Act* limits how Bell Canada voting shares and Bell Canada facilities may be sold or transferred. Specifically, under the *Bell Canada Act*, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada's telecommunications activities must also receive CRTC approval.

8.6 Other

Bill C-18, the Online News Act

On April 5, 2022, the Government of Canada tabled Bill C-18, *An Act respecting online communications platforms that make news content available to persons in Canada* (the Online News Act). Bill C-18 would require digital news intermediaries, such as Google and Facebook, that share news content produced by other news outlets to negotiate commercial arrangements with those outlets, compensating them for the news content shared on digital platforms. The legislation, as currently drafted, would entitle Bell Media's general news services, such as CTV and Noovo, to compensation. Bill C-18 passed third reading through the House of Commons on December 14, 2022, and it is currently in second reading before the Senate of Canada, after which it will be studied by the Standing Senate Committee on Transport and Communications before returning to the Senate for third reading. It is unknown when and if Bill C-18 will receive royal assent, when and if any adopted reforms would come into force, and the level of compensation that may be established under the Bill. Therefore, the impact that the legislative changes could have on our business and financial results is unclear at this time.

9 Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, liquidity, financial results or reputation.

This section describes the principal business risks that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation, and cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements. Certain of these principal business risks have already been discussed in other sections of this MD&A, and we refer the reader to those sections for a discussion of such risks. All of the risk discussions set out in the sections referred to in the table below, as well as the risk discussion relating to general economic conditions, the COVID-19 pandemic and geopolitical events set out in Section 3.3, *Principal business risks*, are incorporated by reference in this section 9.

Risks discussed in other sections of this MD&A	Section references
Competitive environment	Section 3.3, *Principal business risks*
	Section 5, *Business segment analysis* (*Competitive landscape and industry trends* section for each segment)
Regulatory environment	Section 3.3, *Principal business risks*
	Section 8, *Regulatory environment*
Security management and data governance	Section 3.3, *Principal business risks*
Risks specifically relating to our Bell CTS and Bell Media segments	Section 5, *Business segment analysis* (*Principal business risks* section for each segment)

The other principal business risks that could also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation are discussed below.

Technology/infrastructure transformation

 Our networks  Our customers and relationships  Our products and services  Our financial resources

The evolution and transformation of our networks, systems and operations using next-generation technologies, while lowering our cost structure, are essential to effective competition and customer experience

Globalization, increased competition and ongoing technological advances are driving customer expectations for faster market responses, improved customer service, enhanced user experiences and cost-effective delivery. Meeting these expectations requires the deployment of new service and product technologies along with customer service tools that are network-neutral and based on a more collaborative and integrated development environment. The availability of improved networks and software technologies further provides the foundation for better and faster connections, which have in turn led to a significant growth in IoT applications. Change can be difficult and may present unforeseen obstacles that might impact successful execution, and this transition is made more challenging by the complexity of our multi-product environment, combined with the complexity of our network and IT infrastructure. The failure to accurately assess the potential of new technologies, or to invest and evolve in the appropriate direction in an environment of changing business models, could have an adverse impact on our business and financial results.

In particular, our network and IT evolution activities seek to use new as well as evolving and developing technologies, including network functions virtualization, software-defined networks, cloud technologies, multi-edge computing, open source software, AI and machine learning. They further seek to transform our networks and systems through consolidation, virtualization and automation to achieve our objectives of becoming more agile in our service delivery and operations, as well as providing omni-channel capabilities for our customers. Our evolution activities also focus on building next-generation converged wireline and wireless networks leveraging smart-core technologies, to enable competitive quality and customer experience at a competitive cost structure amid rapidly growing capacity requirements. Alignment across technology platforms, product and service development and operations is increasingly critical to ensure appropriate trade-offs and optimization of capital allocation. Failure to adopt best in class technology practices in transforming our operations in order to enable a truly customer-centric service experience may hinder our ability to build customers' trust in our innovation and technological capabilities and our ability to compete on footprint, service experience and cost structure. Any one or more of the above could have an adverse impact on our business, financial results and reputation.

Customer retention and new customer acquisitions may be hindered during our transformation activities if such transformation causes poor service performance, which in turn may adversely affect our ability to achieve operational and financial objectives. Failure to quickly maximize adaptable infrastructures, processes and technologies to efficiently respond to evolving customer patterns and behaviours and to leverage IP and automation across many facets of our network, product and service portfolio could inhibit a fully customer-centric approach. This could reduce our ability to provide comprehensive self-serve convenience, real-time provisioning, cost savings and flexibility in delivery and consumption, leading to negative business and financial outcomes.

We further seek to expand our network footprint to enhance our value proposition and meet customer needs while deploying technologies to support growth. However, adverse regulatory or court decisions may impact the specific nature, magnitude, location and timing of investment decisions. In particular, the lowering of rates by the CRTC of mandated wholesale services over FTTP, the imposition of unfavourable terms or the adoption of unfavourable rates in arbitration processes associated with the facilities-based MVNO access service the CRTC is implementing, the potential for additional mandated access to our networks, or the imposition of broader wholesale obligations on wireless networks would undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline and wireless networks. Failure to continue investment in next-generation capabilities in a disciplined, timely and strategic manner could limit our ability to compete effectively and to achieve desired business and financial results.

Other examples of risks affecting the achievement of our desired technology/infrastructure transformation include the following:

- The current global economic uncertainty and the COVID-19 pandemic may bring about further incremental costs, delays or unavailability of equipment and materials, as well as unavailability of our employees, or those of our suppliers or contractors, due to workforce reduction initiatives, government actions, illness, or other restrictive measures, which may impact our ability to expand our networks or to start, advance or complete both currently planned network deployment projects and other projects

- Challenges in hiring, retaining and developing technical and skilled resources could adversely impact transformation activities

- We, and other telecommunications carriers upon which we rely to provide services, must be able to purchase high-quality, reputable network equipment and services from third-party suppliers on a timely basis and at a reasonable cost

- Network construction and deployment on municipal or private property requires the issuance of municipal or property owner consents, respectively, for the installation of network equipment, which could increase the cost of, and cause delays in, fibre and wireless rollouts

- Suboptimal capital deployment in network build, infrastructure and process upgrades, and customer service improvements, could hinder our ability to compete effectively

- The successful deployment of WTTP and 5G mobile services could be impacted by various factors affecting coverage and costs

- Higher demand for faster Internet speed and capacity, coupled with governmental policies and initiatives, creates tensions around FTTP and WTTP deployment in terms of geographic preference and pace of rollout

- The increasing dependence on applications for content delivery, sales, customer engagement and service experience drives the need for new and scarce capabilities (sourced internally or externally), that may not be available, as well as the need for associated operating processes integrated into ongoing operations

- New products, services or applications could reduce demand for our existing, more profitable service offerings or cause prices for those services to decline, and could result in a shorter life cycle for existing or developing technologies, which could increase depreciation and amortization expense

- The decommissioning of legacy equipment could be challenged by customer requirements to continue using older technologies as well as inherent risks involved with transitioning to new systems

- As content consumption habits evolve and viewing options increase, our ability to aggregate and distribute relevant content and our ability to develop alternative delivery vehicles to compete in new markets and increase customer engagement and revenue streams may be hindered by the significant software development and network investment required

- Successfully managing the development and deployment of relevant product solutions on a timely basis to match the speed of adoption of IoT in the areas of retail, business and government could be challenging

- Customers continue to expect improvements in customer service, new functions and features, and reductions in the price charged to provide those services. Our ability to provide such improvements increasingly relies upon using a number of rapidly evolving technologies, including AI, machine learning and "big data". However, the use of such technologies is being increasingly scrutinized by legislators and regulators. If we cannot build market-leading competencies in the use of these emerging technologies in a way that respects societal values, we may not be able to continue to meet changing customer expectations and to continue to grow our business.

Customer experience

 Our networks  Our customers and relationships  Our products and services

Driving a positive customer experience in all aspects of our engagement with customers is important to avoid brand degradation and other adverse impacts on our business and financial performance

As the bar continues to be raised by customers' evolving expectations of service and value, failure to get ahead of such expectations and build a more robust and consistent service experience at a fair value proposition could hinder product and service differentiation and customer loyalty. The foundation of effective customer service is the ability to deliver high-quality, consistent and simple solutions to customers in an expeditious manner and on mutually agreeable terms. However, complexity in our operations resulting from multiple technology platforms, ordering and billing systems, sales channels, marketing databases and a myriad of rate plans, promotions, brands and product offerings, in the context of a large customer base and a workforce that continuously requires to be trained, monitored and replaced, may limit our ability to respond quickly to market changes and reduce costs, and may lead to customer

confusion or billing, service or other errors, which could adversely affect customer satisfaction, acquisition and retention. These challenges may be exacerbated as services become more complex. Media attention to customer complaints could also erode our brand and reputation and adversely affect customer acquisition and retention. In addition, the current global economic uncertainty and the COVID-19 pandemic may bring about the unavailability of certain employees, or those of our suppliers or contractors, due to workforce reduction initiatives, government actions, illness or other restrictive measures, which could negatively impact the rapidity of our response to customer demands and the overall customer experience.

With the proliferation of connectivity services, apps and devices, customers are accustomed to doing things when, how and where they want through websites, self-serve options, web chat, call centres and social media forums. These customer demands have intensified in response to the COVID-19 pandemic and the resulting shift to online

transactions amid store closures, and we seek to provide the necessary platforms for customers to research, interact, purchase and service. Customers' journey is increasingly completed on mobile devices, requiring alignment of websites, customer support platforms and marketing. Understanding the customer relationship as a whole in a multi-product environment and delivering a simple, seamless experience at a fair price is increasingly central to an evolving competitive dynamic. While we introduced new services and tools, including self-managed solutions, designed to accelerate our customer experience evolution, we are unable to predict whether such services and tools will be sufficient to meet customer expectations. Failure to develop true omni-channel capabilities and improve our customer experience by digitizing and developing a consistent, fast and on-demand end-to-end experience before, during and after sales using new technologies such as AI and

machine learning, in parallel with our network evolution, could also adversely affect our business, financial results, reputation and brand value. Such development activities could further be challenged by scarcity of skilled resources in the context of a tight labour market.

Customers' perception of our products, services, brand and corporate image is also important. Embracing topics that matter to the stakeholder value proposition, such as increasing our focus on ESG topics and on the reporting of same, adds an important layer to the customer perception of our company and thus to the overall customer experience. Failure to positively influence customer perceptions through effective communication, including through our use of social media and other communication media or otherwise, could adversely affect our business, financial results, reputation and brand value.

People

 Our people

Our people are central to our success and attracting, developing and retaining a diverse and talented team capable of furthering our strategic imperatives is essential to driving a winning culture and outstanding performance

Our business depends on the efforts, engagement and expertise of our management and non-management employees and contractors, who must be able to operate efficiently and safely based on their responsibilities and the environment in which they are functioning. Demand for highly skilled team members has recently intensified, as retiring workers, limited immigration due to restrictions related to the COVID-19 pandemic, and an increase in remote-work arrangements allowing more global competition have created an even more competitive marketplace. This emphasizes the importance of developing and maintaining a comprehensive and inclusive human resources strategy and employee value proposition to adequately compete for talent and to identify and secure high-performing candidates for a broad range of job functions, roles and responsibilities. In addition, an appropriately skilled and diversified pool of talent is essential to support evolving business priorities in the context of an ongoing business transformation impacting job nature and skill sets. Failure to appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives, or to efficiently replace departing employees, could have an adverse impact on our ability to attract and retain talent and drive performance across the organization. Labour shortages could negatively affect our ability to implement our strategic priorities, as well as sell our products and services and more generally serve our customers.

Establishing a culture that drives inclusivity, employee engagement, development and progression is essential to attract and retain talent. In addition, employees are typically more engaged at work when their value system aligns with their employer's corporate values. Team members and organizations that share values also share a bigger purpose, and this match is critical to creating a long-lasting, successful and motivating place to work. We seek to foster an inclusive, equitable and accessible workplace where team members are valued, respected and supported, reflecting the diversity of the communities we serve and our desire to provide team members with the opportunity to reach their full potential. We further endeavour to establish programs and provide resources to support team members on a wide range of topics, including mental health services and support. Failure to establish robust programs to further these aspirations could adversely affect our ability to attract and retain team members. Failure to sufficiently address evolving employee expectations related to our culture and

value proposition could also adversely affect our ability to attract and retain team members.

The COVID-19 pandemic introduced new, and amplified existing, people-related risks. From the beginning of the COVID-19 pandemic, we prioritized the health and safety of our team, including implementing strict sanitation and safety procedures, accelerated remote work arrangements, and providing enhanced access to workplace mental health services. This led to the introduction of our Bell Workways program to help team members and leaders in managing work, family and other commitments by offering a new approach for our workplace that allows flexibility for team members on how and where they work, depending on their new designated role-based work profiles (remote, mobile or full-time office). As we move forward with this approach, we must nonetheless continue to manage health and safety concerns related to the COVID-19 pandemic in relation to our regular daily activities. In addition, flexible work models require a cultural shift and may bring potential volatility, which could impact business activities. Should we fail to establish an optimal post-pandemic work arrangement and develop new leadership skills necessary in the context of a new hybrid model, this could impair our ability to engage, motivate and retain employees, impact productivity, increase the number of employees on disability leave for mental health reasons, and introduce additional operational risks or exacerbate our exposure to existing ones, which could impair our ability to manage our business.

Other examples of people-related risks include the following:

- The increasing technical and operational complexity of our businesses and the high demand in the market for skilled resources in strategic areas create a challenging environment for hiring, retaining and developing such skilled resources

- Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates, where relevant, for senior executive and other key roles, could impair our business until qualified replacements are found

- Ensuring the safety of our workforce operating in different environments, including manholes, telephone poles, cell towers, vehicles, foreign news bureaus and war zones, and/or in times of pandemic, requires focus, effective processes and flexibility to avoid injury, illness, service interruption, fines and reputational impact

- Potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations could adversely affect our business and financial results

Challenges related to collective agreements could adversely affect our business

Approximately 43% of BCE employees were represented by unions and were covered by collective agreements at December 31, 2022. The positive engagement of members of our team represented by unions is contingent on negotiating collective agreements that deliver competitive labour conditions and uninterrupted service, both of which are critical to achieving our business objectives.

We cannot predict the outcome of collective agreement negotiations. Renewal of collective agreements could result in higher labour costs and be challenging in the context of a declining workload due to transformation, a maturing footprint and improved efficiencies. If during the bargaining process there were to be project delays and work disruptions, including work stoppages or work slowdowns, this could adversely affect service to our customers and, in turn, our customer relationships and financial performance.

Operational performance

 Our networks  Our products and services  Our financial resources

Our networks and IT systems are the foundation of high-quality consistent services, which are critical to meeting service expectations

Our ability to provide high-quality and consistent wireless, wireline and media services to customers in a complex and changing operating environment is crucial for sustained success. Network capacity demands for content offerings and other bandwidth-intensive applications on our wireline and wireless networks have been growing at unprecedented rates. Unexpected capacity pressures on our networks may negatively affect our network performance and our ability to provide services. Stay-at-home and work-from-home measures implemented by governments and businesses during the COVID-19 pandemic have further impacted the nature of our customers' use of our networks, products and services. This has created increased capacity pressure on certain areas of our wireless, wireline and broadcast media networks in a short period of time. As a result of taking various steps to maintain service continuity, our networks have, in general, adequately sustained such increased usage, but there can be no assurance that this will continue to be the case. We may also need to incur significant capital expenditures in order to provide additional capacity and reduce network congestion. Home offices can be anywhere in the country and network performance and/or reliability may vary depending on the location. The recent trend for families to move from urban centres to less urbanized areas also increases the need to develop and/or enhance our networks in areas that were not previously served or that were underserved.

Customers and other stakeholders expect that we deliver reliable service performance, enabled by our network and other infrastructure, as well as the network and other infrastructure of third-party providers on which we rely. Issues relating to network availability, speed, consistency and traffic management on our more current as well as our legacy networks could adversely affect our customers, including by preventing the provisioning of critical services, and could have an adverse impact on our business and financial performance. Furthermore, we may need to manage the possibility of instability as we transition towards converged wireline and wireless networks and newer technologies, including software-defined networks leveraging open source software and cloud services. Network failures and slowdowns, whether caused by internal or external forces, human-caused error or threat, or external events, could adversely affect our brand and reputation, subscriber acquisition and retention as well as our financial results. While we invest in the resiliency of our network and other infrastructure and establish response strategies and business continuity protocols to seek to maintain service consistency, there is no assurance that such investments and protocols will be sufficient to prevent network failure or the failure of other infrastructure, or a disruption in the delivery of our services.

In addition, we currently use a very large number of interconnected internal and third-party operational and business support systems for provisioning, networking, distribution, broadcast management, ordering, billing and accounting, which may hinder our operational efficiency. If we fail to implement, maintain or manage highly effective IT systems supported by an effective governance and operating framework, this may lead to inconsistent performance and dissatisfied customers, which over time could result in higher churn.

Further examples of risks to operational performance that could impact our reputation, business operations and financial performance include the following:

- The current global economic uncertainty and the COVID-19 pandemic may bring about further incremental costs, delays or unavailability of equipment and materials, as well as unavailability of our employees or those of our suppliers or contractors, due to workforce reduction initiatives, government actions, illness, or other restrictive measures, which may impact our ability to maintain or upgrade our networks in order to accommodate increased network usage and to provide the desired levels of customer service

- Failure to maintain required service delivery amid operational challenges (including those related to flexible work models and the availability of employees with the required skill set in the context of a tight labour market) and a transformation of our infrastructure and technology could adversely affect our brand, reputation and financial results

- We may lose sales should we fail to maximize channel efficiencies, which could adversely affect our financial results

- Corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions may not deliver the benefits contemplated, or be completed when expected, and could adversely impact our ongoing operations

- Failure to streamline our significant IT legacy system portfolio and proactively improve operating performance could adversely affect our business and financial results

- We may experience more service interruptions or outages due to legacy infrastructure. In some cases, vendor support is no longer available or legacy vendor operations have ceased.

- There may be a lack of replacement parts and competent and cost-effective resources to perform the life cycle management and upgrades necessary to maintain the operational status of legacy networks and IT systems

- Climate change increases the probability of severe weather-related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis, all of which could impact network availability and performance and drive more repairs of network equipment

MD&A   Business risks

9

Our operations and business continuity depend on how well we protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities

Our operations, service performance, reputation, business continuity and strategy depend on how well we and our contracted product and service providers, as well as other telecommunications carriers on which we rely to provide services, protect networks and IT systems, as well as other infrastructure and facilities, from events such as information security attacks, unauthorized access or entry, fire, natural disasters, power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. Climate change, especially in areas of greater environmental sensitivity, could heighten the occurrence of certain of the above-mentioned risks. We must also manage business continuity issues caused by internal forces, including human error, human-caused threats and inefficiencies. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure by us, or by other telecommunications carriers on which we rely to provide services, to adequately complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which is, among other factors, dependent on our or their ability to purchase equipment and services from third-party suppliers, could disrupt our operations (including through disruptions such as network and other infrastructure failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance, or impair our ability to keep existing subscribers or attract new ones.

In addition, the current global economic uncertainty and the COVID-19 pandemic may bring about further incremental costs, delays or unavailability of equipment and materials, as well as unavailability of our employees or those of our suppliers or contractors, any of which could impact our operations and business continuity strategies.

Satellites used to provide our satellite TV services are subject to significant operational risks that could have an adverse effect on our business and financial performance

Pursuant to a set of commercial arrangements between ExpressVu and Telesat Canada (Telesat), we currently have satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems, commonly referred to as anomalies, that could reduce the commercial usefulness of a satellite used to provide our satellite TV services. Acts of war or terrorism, magnetic, electrostatic or solar storms, or space debris or meteoroids could also damage such satellites. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of our terrestrial broadcasting infrastructure or of Telesat's tracking, telemetry and control facilities to operate the satellites could have an adverse effect on our business and financial performance and could result in customers terminating their subscriptions to our satellite TV service.

Vendor management/supply chain

 Our networks    Our customers and relationships    Our products and services    Our environment    Our financial resources

We depend on third-party suppliers, outsourcers and consultants, some of which are critical, to provide an uninterrupted supply of the products and services we need, as well as comply with various obligations

We depend on key third-party suppliers and outsourcers, over which we have no operational or financial control, for products and services, some of which are critical to our operations. If there are gaps in our vendor selection, governance or oversight processes established to seek to ensure full risk transparency at point of purchase and throughout the relationship, including any contract renegotiations, there is the potential for a breakdown in supply, which could impact our ability to make sales, service customers and achieve our business and financial objectives. In addition, any such gaps could result in suboptimal management of our vendor base, increased costs and missed opportunities. Ongoing relationships must further be adequately managed in order to address existing and new operational and compliance requirements. Some of our third-party suppliers and outsourcers are located in foreign countries, which increases the potential for a breakdown in supply due to the risks of operating in foreign jurisdictions with different laws, geopolitical environments and cultures, as well as the potential for localized natural disasters.

We may have to select different third-party suppliers for equipment or other products and services, or different outsourcers, in order to meet evolving internal company policies and guidelines as well as regulatory requirements. Should we decide, or be required by a governmental authority or otherwise, to terminate our relationship with an existing supplier or outsourcer, this would decrease the number of available suppliers or outsourcers and could result in significant increased costs, as well as transitional, support, service, quality or continuity issues; delay our ability to deploy new network and other technologies and offer new products and services; and adversely affect our business and financial results.

The use of third-party suppliers and the outsourcing of services generally involve transfer of risks, and we must take appropriate steps to ensure that our suppliers' and outsourcers' approach to risk management is aligned with our own standards in order to maintain continuity of supply and brand strength. Increased focus on supplier risks in areas of security, data governance, responsible procurement and broader ESG factors requires increased attention given that supplier actions or omissions could have significant impacts on our business, financial results, brand and reputation. Furthermore, cloud-based supplier models have continued to evolve and grow and, while they offer many potential benefits, cloud-based services can also change the level or types of risks. Accordingly, our procurement and vendor management practices must also continue to evolve to fully take into account the potential risks of cloud-based services.

In addition, certain company initiatives rely heavily on professional consulting services provided by third parties, and a failure of such third-party services may not be reasonably evident until their work is delivered or delayed. Difficulties in implementing remedial strategies in respect of professional consulting services provided by third parties that are not performed in a proper or timely fashion could result in an adverse effect on our ability to comply with various obligations, including applicable legal and accounting requirements.

Other examples of risks associated with third-party suppliers and outsourcers include the following:

- We rely upon the successful implementation and execution of business continuity plans by our product and service suppliers. To the extent that such plans do not successfully mitigate the impacts of the current global economic uncertainty, the COVID-19 pandemic, geopolitical events or other events, and our suppliers or vendors experience operational failures or inventory constraints, such failures or constraints could result in, or amplify existing, supply chain disruptions that could adversely affect our business. Incremental costs, delays or unavailability of equipment, materials, products or services, as well as unavailability of our suppliers' or contractors' employees, could impact sales and execution of our strategic imperatives and adversely affect our business and financial results.

- The current global economic uncertainty and recent geopolitical events have given rise to inflationary pressures and sharp increases in prices, which could put increased pressure on purchasing costs

- The insolvency of one or more of our suppliers could cause a breakdown in supply and have an adverse effect on our operations, including our ability to make sales or service customers, as well as on our financial results

- Demand for products and services available from only a limited number of suppliers, some of which dominate their global market, may lead to decreased availability, increased costs or delays in the delivery of such products and services, since suppliers may choose to favour global competitors that are larger than we are and, accordingly, purchase a larger volume of products and services. In addition, production issues affecting any such suppliers, or other suppliers, could result in decreased quantities or a total lack of supply of products or services. Any of these events could adversely impact our ability to meet customer commitments and demand.

- A suboptimal outsourcing model could result in the loss of key corporate knowledge, reduced efficiency and effectiveness, and impede agile delivery of new products or technology

- Cloud-based solutions may increase the risk of security and data leakage exposure if security control protocols implemented by our cloud-based partners or suppliers, or by us where we retain responsibility for such protocols, are inadequate

- If existing suppliers do not have appropriate alternative cloud-based products or services, our ability to complete desired migrations to the cloud could be limited or delayed

- Failure to maintain strong discipline around vendor administration (especially around initial account setup) may mask potential financial or operational risks and complicate future problem resolutions

- If products and services important to our operations have manufacturing defects or do not comply with applicable government regulations and standards (including product safety practices), our ability to sell products and provide services on a timely basis may be negatively impacted. We work with our suppliers to identify serious product defects (including safety incidents) and develop appropriate remedial strategies, which may include a recall of products. To the extent that a supplier does not actively participate in, and/or bear primary financial responsibility for, a recall of its products, our ability to perform such recall programs at a reasonable cost and/or in a timely fashion may be negatively impacted. Any of the events referred to above could have an adverse effect on our business, reputation and financial results.

- Products (including software) and services supplied to us may contain security issues including, but not limited to, latent security issues that would not be apparent upon an inspection. Should we or a supplier fail to correct a security issue in a timely fashion, there could be an adverse effect on our business, reputation and financial results.

- We rely on other telecommunications carriers from time to time to deliver services. Should these carriers fail to roll out new networks or fail to upgrade existing networks, or should their networks be affected by operational failures or service interruptions, such issues could adversely affect our ability to provide services using such carriers' networks and could, consequently, have an adverse effect on our business, reputation and financial results.

- BCE depends on call centre and technical support services provided by a number of external suppliers and outsourcers, some of which are located in foreign countries. These vendors have access to customer and internal BCE information necessary for the support services that they provide. Information access and service delivery issues that are not managed appropriately may have an adverse impact on our business, reputation, the quality and speed of services provided to customers, or our ability to address technical issues.

Reputation and ESG practices

 Our networks    Our customers and relationships    Our products and services    Our environment    Our people

Our ability to maintain positive customer relationships is significantly influenced by our reputation

Many customers' choice to purchase our products and services is directly related to their perception of our company. Accordingly, our ability to maintain positive customer relationships and acquire or retain customers is significantly influenced by our reputation. The company faces many sources of reputational risks, as discussed in this MD&A. Should our perceived or actual outlook, plans, priorities or actions, or those of our employees or suppliers, fail to align with stakeholders' expectations, our reputation could be impacted, which could have an adverse effect on our brand, our ability to retain or attract customers, and more generally on our business, financial condition, liquidity and financial results.

There is no assurance that we will succeed in meaningfully integrating ESG considerations into our business strategy and operations to generate a positive outcome for stakeholders

While we seek to understand the evolving ESG environment and identify topics and activities that may expose us to ESG risks, there is no assurance that we will succeed in meaningfully integrating ESG considerations into our business strategy and operations to generate positive outcomes for stakeholders. Good ESG practices are an important measure of corporate performance and value creation. As such, we are increasingly under scrutiny to address ESG matters of importance to our stakeholders. A wide range of ESG topics have progressively become important elements of corporate culture and embracing them reinforces our value proposition to drive employee attraction and retention. Customers now factor broader considerations into purchase decisions and look for alignment of personal values with corporate behaviour.

Investors increasingly link investment decisions to the quality of ESG practices and related disclosed metrics. Legal and regulatory pressures have further intensified in the ESG sphere, including, without limitation, in the areas of privacy, accessibility, data governance, climate change and diversity. Accordingly, failure to integrate ESG considerations into our governance activities and effectively manage ESG risks and opportunities could harm our brand and reputation, and could lead to negative business, financial, legal and regulatory consequences for the company. Perceived misalignment of our actions with stakeholder expectations could also harm our brand and reputation and lead to further financial and other consequences. Finally, enhanced ESG-related disclosures could increase the company's exposure to claims for misrepresentation in the primary or secondary market.

Failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change, could have an adverse effect on our business

We face risks related to environmental events, including climate-related events, which could impact our operations, service performance, reputation and business continuity, cost of insurance, and more generally have an adverse effect on our business, financial performance and reputation. In particular, climate change poses potential risks to our business, our employees, our customers, our suppliers and outsourcers, and the communities we operate in. Inadequate management of environmental issues associated with our company and our business, as well as our suppliers and other stakeholders, could also adversely affect our business, financial condition, liquidity, financial results and reputation given the implications for the company as well as various stakeholders.

In alignment with the recommendations of the TCFD, we categorize climate-related risks into physical and transition risks:

- Physical risks are associated with the physical impacts from a changing climate and can either be event-driven (acute) or longer-term (chronic) shifts in climate patterns. Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of weather-related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis. These events could have a destructive impact on our telecommunications network infrastructure, which could affect our ability to deliver communications services that are critical to our customers and society, and significantly increase the cost of repairs. In addition, rising mean temperatures and extended heat waves could increase the need for cooling or heating capacity in our network infrastructure, thus increasing our energy consumption and associated costs. In order to enhance our resiliency to these increasing or decreasing temperatures, we may need to increase our investments in our infrastructure, which would lead to increased operational costs.

- Transition risks are associated with a transition to a lower-carbon economy, which may include extensive regulatory, technology and market changes to address mitigation and adaptation requirements related to climate change. These risks may include increased operational costs driven by the rising price of energy due to carbon pricing regulations and the shifting supply and demand for energy, increased operational costs related to e-waste treatment programs and management systems, reputational risks related to our management of climate-related issues as well as to our level of disclosure related to such matters. There is also a reputational risk of

not demonstrating our proactive behaviour towards climate change, which could affect customer perception and the cost and availability of funding that has the potential to be increasingly tied to the quality of our ESG practices and related disclosed metrics, all of which could have negative financial outcomes.

Furthermore, climate-related events could also impact our suppliers, which in turn could impact our business. Given that some of our third-party suppliers and outsourcers are located in foreign countries, localized natural disasters in such countries could further negatively impact our business.

In addition, several areas of our operations raise other environmental considerations, such as fuel storage, GHG emissions and energy consumption reduction, waste management, disposal of hazardous residual materials, and recovery and recycling of end-of-life electronic products we sell or lease.

Our team members, customers, investors and governments expect that we regard environmental protection as an integral part of doing business and that we seek to minimize the negative environmental impacts of our operations and create positive impacts where possible. Failure to recognize and adequately respond to their evolving expectations, to take action to reduce our negative impacts on the environment, to achieve our environmental commitments and to effectively report on environmental matters, could result in fines, and could harm our brand, reputation and competitiveness, as well as lead to other negative business, financial, legal and regulatory consequences for the company.

Pandemics, epidemics and other health risks, including health concerns about radiofrequency emissions from wireless communications devices and equipment, could have an adverse effect on our business

In addition to risks related to the COVID-19 pandemic, other pandemics, epidemics and other health risks could occur, which could adversely affect our ability to maintain operational networks and provide products and services to our customers, as well as the ability of our suppliers to provide us with products and services we need to operate our business. Any such pandemics, epidemics and other health risks could also have an adverse effect on the economy and financial markets resulting in a declining level of retail and commercial activity, which could have a negative impact on the demand for, and prices of, our products and services.

Many studies have been performed or are ongoing to assess whether mobile communications devices, such as smartphones, as well as wireless networks and towers pose a potential health risk. While some studies suggest links to certain conditions, others conclude there is no established causation between mobile phone usage and adverse health effects. The International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones.

ISED is responsible for approving radiofrequency equipment and performing compliance assessments and has chosen Health Canada's Safety Code 6, which sets the limits for safe exposure to radiofrequency emissions at home or at work, as its exposure standard. This code also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields such as mobile communications devices, Wi-Fi technologies and base station antennas. ISED has made compliance to Safety Code 6 mandatory for all proponents and operators of radio installations.

The following challenges, among others, could result from our business being heavily dependent on radiofrequency technologies:

• We may face lawsuits relating to alleged adverse health effects on customers, as well as relating to our marketing and disclosure practices in connection therewith, and the likely outcome of such potential lawsuits is unpredictable and could change over time

• Changes in scientific evidence and/or public perceptions could lead to additional government regulations and costs for retrofitting infrastructure and handsets to achieve compliance

• Public concerns could result in a slower deployment of, or in our inability to deploy, infrastructure necessary to maintain and/or expand our wireless network as required by market evolution

Any of these events could have an adverse effect on our business and financial performance.

Various social issues, if not adequately managed, could have an adverse effect on our business

Effective management of social risk is a component of good ESG practices. Inadequate management of social issues associated with our company and our business, as well as our suppliers and other stakeholders, could adversely affect our business, financial condition, liquidity, financial results and reputation. This may include social issues discussed elsewhere in this MD&A such as DEIB, employees' well-being, health and safety, responsible procurement, as well as other social issues such as human rights, including Indigenous peoples' rights, consultation and accommodation, and community acceptance and engagement. Failure to sufficiently report on our management of social issues and to achieve our social commitments could harm our brand and reputation, and could lead to negative business, financial, legal and regulatory consequences for the company.

There can be no assurance that our corporate governance practices will be sufficient to prevent violations of legal and ethical standards

Our employees, officers, Board members, suppliers and other business partners are expected to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as with our governance policies and contractual obligations. Failure to comply with such laws, policies, standards and contractual obligations could expose us to litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts. While we have developed and implemented strong corporate governance practices, including through our Code of Business Conduct which is updated regularly and subject to an annual review by our team members, there can be no assurance that such practices and measures will be sufficient to prevent violations of legal and ethical standards. Any such failure or violation could have an adverse effect on our business, financial performance and reputation.

Various factors could negatively impact our ability to achieve our ESG targets

We have set a number of ambitious ESG targets to monitor our ESG performance and align to our strategic imperatives. However, our ability to achieve these targets depends on many factors and is subject to many risks that could cause our assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, these targets. Failure to sufficiently address evolving employee, customer, investor and other stakeholder expectations through achievement of our ESG targets could harm our brand, reputation and competitiveness, as well as lead to other negative business, financial, legal and regulatory consequences for the company.

Important risk factors that could affect certain of our key ESG targets are set out below.

GHG emissions reduction and supplier engagement targets

Our GHG emissions reduction targets rely in large part on our ability to implement sufficient corporate and business initiatives in order to reduce GHG emissions to the desired levels as reflected in such targets. Failure to implement such initiatives according to planned schedules due to changes in business plans, our inability to implement requisite operational or technological changes, unavailability of capital, technologies or employees, cost allocations, actual costs exceeding anticipated costs, or other factors, or the failure of such initiatives, including of new technologies, to generate anticipated GHG emissions reductions, could negatively affect our ability to achieve our GHG emissions reduction targets. In addition, future corporate initiatives, such as business acquisitions and organic growth, could negatively affect our ability to achieve our targets, as would the adoption of new technologies that are carbon enablers or do not generate the anticipated energy savings.

The achievement of our target to be carbon neutral for our operational GHG emissions starting in 2025 and of our SBTs may require that we purchase carbon credits and/or renewable energy certificates, as applicable. Should a sufficient quantity of credible credits or certificates be unavailable, should their cost of acquisition be considered too onerous, or should regulations, applicable standards, public perception or other factors limit the number of credits or certificates that we can purchase, the achievement of our GHG emission reduction targets could be negatively impacted.

A refinement in or modifications to international standards or to the methodology we use for the calculation of GHG emissions that would result in an increase in our GHG emissions could further impact our ability to achieve our targets. In addition, as it relates to our SBTs specifically, the SBTi requires the recalculation of our targets upon the occurrence of certain events, such as business acquisitions or divestitures, or to conform to evolving SBTi methodology or standards. A recalculation resulting in the introduction of more ambitious targets could challenge our ability to achieve such updated targets.

The achievement of our SBTs relating to purchased goods and services could be negatively impacted should we fail to achieve the required level of engagement from our suppliers over which we have no control, despite the engagement measures that we may implement, or should we change significantly the allocation of our spend by supplier.

In addition, we have much less control over the reduction of our scope 3 GHG emissions than over our scope 1 and scope 2 GHG emissions given that we must rely on the engagement and collaboration of our suppliers and partners in reducing their own GHG emissions. Accordingly, failure to obtain our suppliers' and partners' engagement and collaboration could adversely affect our ability to meet our scope 3 GHG emissions reduction target.

DEIB targets

Failure to attract and retain a certain level of diverse talent across the organization could negatively affect our ability to meet our DEIB targets and objectives. In addition, our ability to achieve such targets and objectives could also be challenged by reduced labour market availability or restricted access to a diverse talent pool.

Financial management

 Our networks  Our products and services  Our financial resources

If we are unable to raise the capital we need or generate sufficient cash flows from operating activities, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets

Our ability to meet our cash requirements, fund capital expenditures and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operating activities, which is subject to various risks, including those described in this MD&A.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets, the money market, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised.

Risk factors such as capital market disruptions, political, economic and financial market instability in Canada or abroad, government policies, central bank monetary policies, increasing interest rates, changes to bank capitalization or other regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions and our acquisition of wireless spectrum licences could also adversely affect our outlook and credit ratings and have similar adverse consequences. There is no assurance that we will maintain our current credit ratings and a ratings downgrade could result in adverse consequences for our funding capacity or our ability to access the capital markets. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or a particular industry. Finally, with increasing emphasis by the capital markets on ESG performance and reporting, there is a potential for the cost and availability of funding to be increasingly tied to the quality of our ESG practices and related disclosed metrics.

Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

Global financial markets have experienced, and could again experience, significant volatility and weakness as a result of market disruptions, such as the COVID-19 pandemic and geopolitical events. The current global economic uncertainty could continue to negatively impact equity and debt capital markets, cause interest rate and currency volatility and movements, and adversely affect our ability to raise financing in the public capital, bank credit and/or commercial paper markets as well as the cost thereof. Additionally, the negative impact of the global economic uncertainty and potential recession, higher inflation and higher interest rates on our customers' financial condition could adversely affect our ability to recover payment of receivables from customers and lead to further increases in bad debts, thereby negatively affecting our revenues and cash flows, as well as our position under our securitized receivables program.

Differences between BCE's actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in BCE's securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE's securities, may negatively affect our ability to raise debt or equity capital, retain senior executives and other key employees, make strategic acquisitions or enter into joint ventures.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures and our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operating activities and on our growth prospects.

We cannot guarantee that dividends will be increased or declared

Increases in the BCE common share dividend and the declaration of dividends on any of BCE's outstanding shares are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that the dividend on common shares will be increased or that dividends will be declared. Dividend increases and the declaration of dividends by the BCE Board are ultimately dependent on BCE's operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

We are exposed to various credit, liquidity and market risks

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in section 6.5, *Financial risk management* of this MD&A and in Note 29 to BCE's 2022 consolidated financial statements.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates, BCE's share price and other market conditions could lead to missed opportunities, increased costs, reduced profit margins, cash flow shortages, inability to complete planned capital expenditures, reputational damage, equity and debt securities devaluations, and challenges in raising capital on market-competitive terms.

The failure to reduce costs as well as unexpected increases in costs could adversely affect our ability to achieve our strategic imperatives and financial guidance

Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs. Examples of risks to our ability to reduce costs or limit potential cost increases include the following:

- Increased inflation could continue to result in higher input costs for equipment, products and services, and create increased pressure for wage increases

- Increased costs related to the COVID-19 pandemic and geopolitical events could continue for an undetermined period of time

- Increased interest rates could continue to negatively impact our cost of financing

- Our cost reduction objectives require aggressive negotiations with our suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues

- As suppliers continue to shorten software life cycles, the cost of seeking to maintain adequate information security increases
- Achieving timely cost reductions while moving to an IP-based network is dependent on disciplined network decommissioning, which can be delayed by customer contractual commitments, regulatory considerations and other unforeseen obstacles
- Failure to contain growing operational costs related to network sites, network performance and resiliency, footprint expansion, spectrum licences, insurance and content and equipment acquisition could have a negative effect on our financial performance
- In addition to the current global economic uncertainty and recent geopolitical events, which have given rise to sharp increases in energy prices, fluctuations in energy prices are further partly influenced by government policies to address climate change such as carbon pricing which, combined with growing data demand that increases our energy requirements, could increase our energy costs beyond our current expectations
- Failure to successfully deliver on our contractual commitments, whether due to security events, operational challenges or other reasons, may result in financial penalties and loss of revenues

The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation

As a public company with a range of desirable and valuable products and services and a large number of employees, BCE requires a disciplined program covering governance, exposure identification and assessment, prevention, detection and reporting that considers corruption, misappropriation of assets and intentional manipulation of financial statements by employees and/or external parties. The current global economic uncertainty could further result in increased fraud activities, which could result in financial loss and brand degradation.

Specific examples relevant to us include:
- Copyright theft and other forms of unauthorized use that undermine the exclusivity of Bell Media's content offerings, which could divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues
- Subscription fraud on accounts established with a false identity or paid with a stolen credit card
- Fraudulent (unauthorized) access to, and manipulation of, customer accounts, including through sim-swap and port out fraud
- Network usage fraud such as call/sell operations using our wireline or wireless networks
- Ongoing efforts to steal the services of TV distributors, including Bell Canada and ExpressVu, through compromise or circumvention of signal security systems, causing revenue loss

Income and commodity tax amounts may materially differ from the expected amounts

Our complex business operations are subject to various tax laws. The adoption of new tax laws, or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

A number of factors could impact our financial statements and estimates

We base our estimates on a number of factors, including but not limited to historical experience, current events such as the effects of the COVID-19 pandemic, economic and financial market conditions such as higher interest rates and inflation, supply chain disruptions and the increasing risk of recession, and actions that the company may undertake in the future, as well as other assumptions that we believe are reasonable under the circumstances. A change in these assumptions may have an impact on our financial statements including but not limited to impairment testing, fair value determination, expected credit losses and discount rates used for the present value of cash flows. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, and we may be required to increase contributions to our post-employment benefit plans

With a large pension plan membership and DB pension plans that are subject to the pressures of the global economic environment and changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to recognize and manage economic exposure and pension rule changes, or to ensure that effective governance is in place for the management and funding of pension plan assets and obligations, could have an adverse impact on our liquidity and financial performance.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors, including changes caused by the current global economic uncertainty, the COVID-19 pandemic and recent geopolitical events, could cause future contributions to significantly differ from our current estimates, require us to increase contributions to our post-employment benefit plans in the future and, therefore, have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans' assets is invested in public and private equity and debt securities. As a result, the ability of our post-employment benefit plans' assets to earn the rate of return that we have assumed depends significantly on the performance of capital markets. Market conditions also impact the discount rate used to calculate our pension plan solvency obligations and could therefore also significantly affect our cash funding requirements.

10 Accounting policies

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.

We have prepared our consolidated financial statements using IFRS. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. See Note 2, *Significant accounting policies*, in BCE's 2022 consolidated financial statements for more information about the accounting principles we used to prepare our consolidated financial statements.

Critical accounting estimates and key judgments

When preparing the financial statements, management makes estimates and judgments relating to:
- reported amounts of revenues and expenses
- reported amounts of assets and liabilities
- disclosure of contingent assets and liabilities

We base our estimates on a number of factors, including but not limited to historical experience, current events such as the effects of the COVID-19 pandemic, economic and financial market conditions such as higher interest rates and inflation, supply chain disruptions and the increasing risk of recession, and actions that the company may undertake in the future, as well as other assumptions that we believe are reasonable under the circumstances. A change in these assumptions may have an impact on our financial statements including but not limited to impairment testing, fair value determination, expected credit losses and discount rates used for the present value of cash flows. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

We consider the estimates and judgments described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that were highly uncertain at the time the estimates and judgments were made, and changes to these estimates and judgments could have a material impact on our financial statements and our segments.

Our senior management has reviewed the development and selection of the critical accounting estimates and judgments described in this section with the Audit Committee of the BCE Board.

Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

Our more significant estimates and judgments are described below.

Estimates

Useful lives of property, plant and equipment and finite-life intangible assets

We review our estimates of the useful lives of property, plant and equipment and finite-life intangible assets on an annual basis and adjust depreciation or amortization on a prospective basis, as required.

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, climate change and our environmental, social and corporate governance initiatives as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

The estimated useful lives of property, plant and equipment and finite-life intangible assets are determined by internal asset life studies, which take into account actual and expected future usage, physical wear and tear, replacement history and assumptions about technology evolution. When factors indicate that assets' useful lives are different from the prior assessment, we depreciate or amortize the remaining carrying value prospectively over the adjusted estimated useful lives.

Post-employment benefit plans

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued DB pension plan and OPEB obligations. The actuarial valuation uses management's assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, cost of living indexation rate, trends in healthcare costs and expected average remaining years of service of employees.

While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect post-employment benefit obligations and future net post-employment benefit plans cost.

We account for differences between actual and expected results in benefit obligations and plan performance in OCI, which are then recognized immediately in the deficit.

The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.

A discount rate is used to determine the present value of the future cash flows that we expect will be needed to settle post-employment benefit obligations.

The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company's specific experience.

A lower discount rate and a higher life expectancy result in a higher net post-employment benefit obligation and a higher current service cost.

Sensitivity analysis

The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

	Change in assumption	Impact on net post-employment benefit plans cost for 2022 – increase/(decrease)		Impact on post-employment benefit obligations at December 31, 2022 – increase/(decrease)	
		Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5%	(83)	72	(1,022)	1,123
Cost of living indexation rate	0.5%	46	(38)	907	(752)
Life expectancy at age 65	1 year	29	(31)	612	(634)

Revenue from contracts with customers

We are required to make estimates that affect the amount of revenue from contracts with customers, including estimating the stand-alone selling prices of products and services.

For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. The total arrangement consideration is allocated to each product or service included in the contract with the customer based on its stand-alone selling price. We generally determine stand-alone selling prices based on the observable prices at which we sell products separately without a service contract and prices for non-bundled service offers with the same range of services, adjusted for market conditions and other factors, as appropriate. When similar products and services are not sold separately, we use the expected cost plus margin approach to determine stand-alone selling prices. Products and services purchased by a customer in excess of those included in the bundled arrangement are accounted for separately.

Impairment of non-financial assets

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed at each reporting period, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset's recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset's recoverable amount has increased, all or a portion of the impairment is reversed.

We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model and the discount rate. When impairment charges occur they are recorded in *Impairment of assets*.

During the fourth quarter of 2022, we recognized $147 million of impairment charges for French TV channels within our Bell Media segment. The impairment charges were the result of a reduction in advertising demand in the industry resulting from global economic uncertainties and unfavourable impacts to assumptions for discount rates. These charges included $94 million allocated to indefinite-life intangible assets for broadcast licences, and $53 million to finite-life intangible assets for program and feature film rights. The impairment was determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using the discounted cash flow valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of October 1, 2022 to December 31, 2027, using a discount rate of 10.3% and a perpetuity growth rate of 0.5%. After impairments, the carrying value of our impacted CGUs was $109 million.

Additionally in 2022, we recorded impairment charges of $132 million related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

During the second quarter of 2021, we identified indicators of impairment for our Bell Media radio markets, notably a decline in advertising revenue and an increase in the discount rate resulting from the impact of the ongoing COVID-19 pandemic. Accordingly, impairment testing was required for our group of radio CGUs.

During Q2 2021, we recognized $163 million of impairment charges for various radio markets within our Bell Media segment. These charges included $150 million allocated to indefinite-life intangible assets for broadcast licences, and $13 million to property, plant and equipment mainly for buildings and network infrastructure and equipment. They were determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of July 1, 2021 to December 31, 2026, using a discount rate of 8.5% and a perpetuity growth rate of (2.0%), as well as market multiple data from public companies and market transactions. After impairments, the carrying value of our group of radio CGUs was $235 million.

Goodwill impairment testing

We perform an annual test for goodwill impairment in the fourth quarter for each of our CGUs or groups of CGUs to which goodwill is allocated, and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

We identify any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans, including any impact from rising interest rates and inflation. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the

recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is recognized in *Impairment of assets* in the income statements for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, our CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 3, *Segmented information*, in BCE's 2022 consolidated financial statements.

Any significant change in each of the estimates used could have a material impact on the calculation of the recoverable amount and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.

We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.

We believe that any reasonable possible change in the key assumptions on which the estimates of recoverable amounts of the Bell Wireless and Bell Wireline groups of CGUs are based would not cause their carrying amounts to exceed their recoverable amounts.

For the Bell Media group of CGUs, a decrease of (0.9%) in the perpetuity growth rate or an increase of 0.6% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.

There were no goodwill impairment charges in 2022 or 2021.

Deferred taxes

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The amounts of deferred tax assets and liabilities are estimated with consideration given to the timing, sources and amounts of future taxable income.

Leases

The application of IFRS 16 requires us to make estimates that affect the measurement of right-of-use assets and liabilities, including determining the appropriate discount rate used to measure lease liabilities. Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Our incremental borrowing rate is derived from publicly available risk-free interest rates, adjusted for applicable credit spreads and lease terms. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics.

Fair value of financial instruments

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to

published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows and earnings multiples.

Contingencies

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. Pending claims and legal proceedings represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.

If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material adverse effect on our consolidated financial statements in the period in which the judgment or settlement occurs.

Onerous contracts

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

Judgments

Post-employment benefit plans

The determination of the discount rate used to value our post-employment benefit obligations requires judgment. The rate is set by reference to market yields of long-term, high-quality corporate fixed income investments at the beginning of each fiscal year. Significant judgment is required when setting the criteria for fixed income investments to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of investments include the size of the issue and credit quality, along with the identification of outliers, which are excluded.

Income taxes

The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on information that currently is available.

Management judgment is used to determine the amounts of deferred tax assets and liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

Leases

The application of IFRS 16 requires us to make judgments that affect the measurement of right-of-use assets and liabilities. A lease contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At inception of the contract, we assess whether the contract contains an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset and whether we have the right to direct how and for what purpose the asset is used. In determining the lease term, we include periods covered by renewal options when we are reasonably certain to exercise those options. Similarly, we include periods covered by termination options when we are reasonably certain not to exercise

those options. To assess if we are reasonably certain to exercise an option, we consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise termination options). Economic incentives include the costs related to the termination of the lease, the significance of any leasehold improvements and the importance of the underlying assets to our operations.

Revenue from contracts with customers

The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we recognize revenue in the amount to which we have a right to invoice. We recognize product revenues from the sale of wireless handsets and devices and wireline equipment when a customer takes possession of the product. We recognize service revenues over time, as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date, time elapsed or milestones met.

Additionally, the determination of costs to obtain a contract, including the identification of incremental costs, also requires judgment. Incremental costs of obtaining a contract with a customer, principally comprised of sales commissions, and prepaid contract fulfillment costs are included in contract costs in the statements of financial position, except where the amortization period is one year or less, in which case costs of obtaining a contract are immediately expensed. Capitalized costs are amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services.

CGUs

The determination of CGUs or groups of CGUs for the purpose of impairment testing requires judgment.

Contingencies

The determination of whether a loss is probable from claims and legal proceedings and whether an outflow of resources is likely requires judgment.

We accrue a potential loss if we believe a loss is probable and an outflow of resources is likely and can be reasonably estimated, based on information that is available at the time. Any accrual would be charged to earnings and included in *Trade payables and other liabilities* or *Other non-current liabilities*. Any payment as a result of a judgment or cash settlement would be deducted from cash from operating activities. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies.

Adoption of amended accounting standards

As required, we adopted the following amendments and clarifications to accounting standards issued by the IASB.

Standard	Description	Impact
Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	These amendments were adopted effective January 1, 2022 and did not have a significant impact on our financial statements.
IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows)	In April 2022, IFRIC issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.	In 2022, we applied this agenda decision retrospectively to each prior period presented, the impact of which was limited to the classification of funding of $97 million received in Q1 2021 under a subsidy agreement with the Government of Québec. The application of this agenda decision resulted in the following: • an increase in *Cash* of $82 million with a corresponding decrease in *Other current assets* in the statement of financial position as at December 31, 2021 • an increase in *Capital expenditures* and *Other financing activities* of ($15) million and $97 million, respectively, for the year ended December 31, 2021 in the statement of cash flows • no impact in the statement of financial position as at January 1, 2021 as the funding was received in Q1 2021.

Future changes to accounting standards

The following amendments to standards issued by the IASB have an effective date after December 31, 2022 and have not yet been adopted by BCE.

Standard	Description	Impact	Effective date
Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

11 Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE's performance.

National Instrument 52-112, *Non-GAAP and Other Financial Measures Disclosure* (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

• Non-GAAP financial measures;

• Non-GAAP ratios;

• Total of segments measures;

• Capital management measures; and

• Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures' labelling is not sufficiently descriptive.

11.1 Non-GAAP financial measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE's consolidated primary financial statements. We believe that

non-GAAP financial measures are reflective of our ongoing operating results and provide readers with an understanding of management's perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use to explain our results as well as reconciliations to the most comparable IFRS financial measures.

Adjusted net earnings

The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance

of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

	Q4 2022	Q4 2021	2022	2021
Net earnings attributable to common shareholders	528	625	2,716	2,709
Reconciling items:				
Severance, acquisition and other costs	19	63	94	209
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(27)	(57)	53	(278)
Net equity losses on investments in associates and joint ventures	–	35	42	49
Net losses (gains) on investments	29	6	(24)	6
Early debt redemption costs	–	–	18	53
Impairment of assets	150	30	279	197
Income taxes for the above reconciling items	(37)	(9)	(117)	(48)
NCI for the above reconciling items	(8)	(1)	(4)	(2)
Adjusted net earnings	**654**	692	**3,057**	2,895

Adjusted net interest expense

The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net interest expense as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements.

We use adjusted net interest expense as a component in the calculation of the adjusted EBITDA to adjusted net interest expense ratio, which is a capital management measure. For further details on the adjusted EBITDA to adjusted net interest expense ratio, see section 11.4 – *Capital management measures*. We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

The most directly comparable IFRS financial measure is net interest expense. The following table is a reconciliation of net interest expense to adjusted net interest expense on a consolidated basis.

	2022	2021
Net interest expense	1,124	1,063
50% of net earnings attributable to preferred shareholders	76	66
Adjusted net interest expense	**1,200**	1,129

Available liquidity

The term available liquidity does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

In Q3 2022, we updated our definition of available liquidity to exclude amounts available under committed credit facilities that may only be used for a pre-determined purpose given that such amounts are not for general use by our businesses. This update was made subsequent to a new committed non-revolving credit facility entered into in Q3 2022 that must exclusively be used to partly fund the expansion of our broadband networks as part of government subsidy programs. See section 6.7, *Liquidity* for additional details. This change does not impact the available liquidity amounts previously presented.

We define available liquidity as cash, cash equivalents and amounts available under our securitized receivables program and our committed bank credit facilities, excluding credit facilities that are available exclusively for a pre-determined purpose.

We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash.

The following table is a reconciliation of cash to available liquidity on a consolidated basis.

	December 31, 2022	December 31, 2021
Cash	99	289
Cash equivalents	50	–
Amounts available under our securitized receivables program [1]	700	400
Amounts available under our committed bank credit facilities [2]	2,651	2,789
Available liquidity	**3,500**	3,478

(1) At December 31, 2022 and December 31, 2021, respectively, $700 million and $400 million was available under our securitized receivables program, under which we borrowed $1,173 million in U.S. dollars ($1,588 million in Canadian dollars) and $900 million in Canadian dollars as at December 31, 2022 and December 31, 2021, respectively. Loans secured by receivables are included in Debt due within one year in our consolidated financial statements.

(2) At December 31, 2022 and December 31, 2021, respectively, $2,651 million and $2,789 million were available under our committed bank credit facilities, given outstanding commercial paper of $627 million in U.S. dollars ($849 million in Canadian dollars) and $561 million in U.S. dollars ($711 million in Canadian dollars) as at December 31, 2022 and December 31, 2021, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.

11

Free cash flow and excess free cash flow

The terms free cash flow and excess free cash flow do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define excess free cash flow as free cash flow less dividends paid on common shares.

We consider free cash flow and excess free cash flow to be important indicators of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. Excess free cash flow shows how much cash is available to repay debt and reinvest in our company, after the payment of dividends on common shares. We believe that certain investors and analysts use free cash flow and excess free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following tables provide reconciliations of cash flows from operating activities to free cash flow and excess free cash flow on a consolidated basis.

	2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Cash flows from operating activities	8,365	2,056	1,996	2,597	1,716
Capital expenditures	(5,133)	(1,638)	(1,317)	(1,219)	(959)
Cash dividends paid on preferred shares	(136)	(42)	(27)	(34)	(33)
Cash dividends paid by subsidiaries to NCI	(39)	(3)	(11)	(14)	(11)
Acquisition and other costs paid	10	3	1	3	3
Free cash flow	**3,067**	**376**	**642**	**1,333**	**716**
Dividends paid on common shares	(3,312)	(839)	(839)	(839)	(795)
Excess free cash flow	**(245)**	**(463)**	**(197)**	**494**	**(79)**

	2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021	2020
Cash flows from operating activities	8,008	1,743	1,774	2,499	1,992	7,754
Capital expenditures	(4,852)	(1,466)	(1,164)	(1,210)	(1,012)	(4,202)
Cash dividends paid on preferred shares	(125)	(32)	(31)	(31)	(31)	(132)
Cash dividends paid by subsidiaries to NCI	(86)	(45)	(13)	(15)	(13)	(53)
Acquisition and other costs paid	35	29	–	2	4	35
Cash from discontinued operations (included in cash flows from operating activities)	–	–	–	–	–	(54)
Free cash flow	**2,980**	**229**	**566**	**1,245**	**940**	**3,348**
Dividends paid on common shares	(3,132)	(795)	(793)	(791)	(753)	(2,975)
Excess free cash flow	**(152)**	**(566)**	**(227)**	**454**	**187**	**373**

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE's consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company's financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company's financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable IFRS financial measure is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

	December 31, 2022	December 31, 2021
Long-term debt	27,783	27,048
Debt due within one year	4,137	2,625
50% of preferred shares	1,935	2,002
Cash	(99)	(289)
Cash equivalents	(50)	–
Net debt	**33,706**	**31,386**

11.2   Non-GAAP ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Adjusted EPS

The term adjusted EPS does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see section 11.1, *Non-GAAP financial measures*.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our

businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Dividend payout ratio

The term dividend payout ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. Free cash flow is a non-GAAP financial

measure. For further details on free cash flow, see section 11.1, *Non-GAAP financial measures*.

We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company's dividend payments.

11.3   Total of segments measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE's consolidated primary financial statements.

Adjusted EBITDA

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE's consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following tables provide reconciliations of net earnings to adjusted EBITDA on a consolidated basis.

	2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Net earnings	2,926	567	771	654	934
Severance, acquisition and other costs	94	19	22	40	13
Depreciation	3,660	922	914	933	891
Amortization	1,063	270	267	266	260
Finance costs					
Interest expense	1,146	319	298	269	260
Net return on post-employment benefit plans	(51)	(13)	(13)	(7)	(18)
Impairment of assets	279	150	21	106	2
Other expense (income)	115	(19)	130	97	(93)
Income taxes	967	222	178	232	335
Adjusted EBITDA	**10,199**	2,437	2,588	2,590	2,584

	2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021	2020
Net earnings	**2,892**	658	813	734	687	2,473
Severance, acquisition and other costs	**209**	63	50	7	89	116
Depreciation	**3,627**	925	902	905	895	3,475
Amortization	**982**	251	245	248	238	929
Finance costs						
Interest expense	**1,082**	275	272	268	267	1,110
Net interest on post-employment benefit plans	**20**	5	5	5	5	46
Impairment of assets	**197**	30	–	164	3	472
Other (income) expense	**(160)**	(26)	(35)	(91)	(8)	194
Income taxes	**1,044**	249	306	236	253	792
Adjusted EBITDA	**9,893**	2,430	2,558	2,476	2,429	9,607

11.4 Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE's consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company's capital management objectives, policies, and processes, as set out in IFRS in IAS 1 – *Presentation of Financial Statements*. BCE has its own methods for managing capital and liquidity, and IFRS does not prescribe any particular calculation method.

Adjusted EBITDA to adjusted net interest expense ratio

The adjusted EBITDA to adjusted net interest expense ratio represents adjusted EBITDA divided by adjusted net interest expense. For the purposes of calculating our adjusted EBITDA to adjusted net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Adjusted net interest expense used in the calculation of the adjusted EBITDA to adjusted net interest expense ratio is a non-GAAP financial measure defined as twelve-month trailing net interest expense as shown

in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements. For further details on adjusted net interest expense, see section 11.1, *Non-GAAP financial measures*.

We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

Net debt leverage ratio

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see section 11.1, *Non-GAAP financial measures*. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

11

11.5 Supplementary financial measures

A supplementary financial measure is a financial measure that is not reported in BCE's consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures' labelling is not sufficiently descriptive.

11.6 KPIs

In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	Definition
Adjusted EBITDA margin	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.
ARPU	Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.
Capital intensity	Capital intensity is defined as capital expenditures divided by operating revenues.
Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.
Subscriber unit	Mobile phone subscriber unit is comprised of a recurring revenue-generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber's prepaid balance.
	Mobile connected device subscriber unit is comprised of a recurring revenue-generating portable unit (e.g. tablets, wearables, mobile Internet devices and IoT) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.
	Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.
	• Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
	• Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

12 Effectiveness of internal controls

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws, and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE's President and CEO and Executive Vice-President and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

As at December 31, 2022, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. *Securities Exchange Act of 1934*, as amended, and under National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2022.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. *Securities Exchange Act of 1934*, as amended, and under National Instrument 52-109. Our internal control over financial reporting is a process designed under the supervision of the CEO and CFO, and effected by the Board, management and other personnel of BCE, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our internal control over financial reporting as at December 31, 2022, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as at December 31, 2022.

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Reports on internal controls

Management's report on internal control over financial reporting

The management of BCE Inc. (BCE) is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the board of directors, management and other personnel of BCE, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at December 31, 2022, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that evaluation, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer concluded that our internal control over financial reporting was effective as at December 31, 2022. There were no material weaknesses that have been identified by BCE's management in internal control over financial reporting as at December 31, 2022.

Our internal control over financial reporting as at December 31, 2022 has been audited by Deloitte LLP, independent registered public accounting firm, who also audited our consolidated financial statements for the year ended December 31, 2022. Deloitte LLP issued an unqualified opinion on the effectiveness of our internal control over financial reporting as at December 31, 2022.

(signed) Mirko Bibic
President and Chief Executive Officer

(signed) Glen LeBlanc
Executive Vice-President and Chief Financial Officer

(signed) Thierry Chaumont
Senior Vice-President, Controller and Tax

March 2, 2023

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of BCE Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of BCE Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2022, of the Company and our report dated March 2, 2023, expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP
Chartered Professional Accountants

Montréal, Canada
March 2, 2023

We have served as the Company's auditor since 1880.

Consolidated financial statements

Table of contents

Management's responsibility for financial reporting

These financial statements form the basis for all of the financial information that appears in this report.

The financial statements and all of the information in this report are the responsibility of the management of BCE Inc. (BCE) and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte LLP, Independent Registered Public Accounting Firm, have audited the financial statements.

Management has prepared the financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE's consolidated financial position, results of operations and cash flows.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.

The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee's responsibilities include reviewing the financial statements and other information in this report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee's other responsibilities in this report. The internal auditors and the shareholders' auditors have free and independent access to the Audit Committee.

(signed) Mirko Bibic
President and Chief Executive Officer

(signed) Glen LeBlanc
Executive Vice-President and Chief Financial Officer

(signed) Thierry Chaumont
Senior Vice-President, Controller and Tax

March 2, 2023

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of BCE Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of BCE Inc. and subsidiaries (the "Company") as at December 31, 2022 and 2021, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022 and 2021, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and intangible assets – Bell Media group – refer to notes 2N, 8, 19 and 22 to the financial statements

Critical Audit Matter Description

Goodwill and indefinite-life intangible assets (specifically broadcast licenses) for the Bell Media group of cash generating units ("Bell Media") are tested annually or when there is an indication that the asset may be impaired. As a result of the annual assessment of impairment of goodwill and intangible assets for Bell Media, management has determined that there is no impairment of goodwill and there is an impairment for intangible assets relating to the French TV channels.

When testing goodwill and intangible assets for Bell Media, while there are several assumptions that are required to determine the recoverable amount, the judgments with the highest degree of subjectivity and impact, are the forecasts of future operating performance, and the determination of earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples, discount rates and perpetuity growth rates ("significant assumptions"). Changes in these significant assumptions could have a significant impact on the recoverable amount of Bell Media, resulting in an impairment charge to goodwill and/or intangible assets as required. Auditing the significant assumptions required a high degree of auditor judgment and an increased extent of audit effort, which included the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the significant assumptions used by management to determine the recoverable amount for Bell Media included the following, among others:

- Evaluated the effectiveness of controls over the assessment of goodwill and intangible assets for impairment, including those over the significant assumptions.
- Evaluated management's ability to accurately forecast future operating performance by comparing actual results to management's historical forecasts.
- Evaluated the reasonableness of management's forecasts of future operating performance by comparing the forecasts to:
  - Historical operating performance;
  - Analyst and industry reports for the Company and certain of its peer companies, and other relevant publicly available information;
  - Known changes in Bell Media's operations or the industry in which it operates, including recovery from the effects of the COVID-19 pandemic and the current economic uncertainty from inflationary pressures, which are expected to impact future operating performance;
  - Internal communications to management and the Board of Directors.
- With the assistance of fair value specialists, evaluated the reasonableness of the (1) EBITDA multiples, (2) discount rates, and (3) perpetuity growth rates by:
  - Testing the source information underlying the determination of the discount rates;
  - Reviewing relevant internal and external information, including analyst and industry reports, to assess the reasonability of the selected EBITDA multiples, discount rates and perpetuity growth rates;
  - Developing a range of independent estimates and comparing those to the EBITDA multiples, discount rates and perpetuity growth rates selected by management.

/s/ Deloitte LLP
Chartered Professional Accountants

Montréal, Canada
March 2, 2023

We have served as the Company's auditor since 1880.

Consolidated income statements

For the year ended December 31 (in millions of Canadian dollars, except share amounts)	Note	2022	2021
Operating revenues	3	24,174	23,449
Operating costs	3, 5	(13,975)	(13,556)
Severance, acquisition and other costs	6	(94)	(209)
Depreciation	17	(3,660)	(3,627)
Amortization	19	(1,063)	(982)
Finance costs			
Interest expense	7	(1,146)	(1,082)
Net return (interest) on post-employment benefit plans	27	51	(20)
Impairment of assets	8, 17, 19	(279)	(197)
Other (expense) income	9	(115)	160
Income taxes	10	(967)	(1,044)
Net earnings		**2,926**	2,892
Net earnings attributable to:			
Common shareholders		2,716	2,709
Preferred shareholders		152	131
Non-controlling interest	36	58	52
Net earnings		**2,926**	2,892
Net earnings per common share – basic and diluted	11	**2.98**	2.99
Weighted average number of common shares outstanding – basic (millions)		**911.5**	906.3

Consolidated statements of comprehensive income

For the year ended December 31 (in millions of Canadian dollars)	Note	2022	2021
Net earnings		**2,926**	2,892
Other comprehensive income, net of income taxes			
Items that will be subsequently reclassified to net earnings			
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $118 million and ($23) million for 2022 and 2021, respectively		(321)	63
Items that will not be reclassified to net earnings			
Actuarial gains on post-employment benefit plans, net of income taxes of ($151) million and ($653) million for 2022 and 2021, respectively	27	415	1,780
Net change in value of publicly-traded and privately-held investments, net of income taxes of ($19) million and nil for 2022 and 2021, respectively		30	24
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($21) million and ($1) million for 2022 and 2021, respectively		58	4
Other comprehensive income		**182**	1,871
Total comprehensive income		**3,108**	4,763
Total comprehensive income attributable to:			
Common shareholders		2,891	4,578
Preferred shareholders		152	131
Non-controlling interest	36	65	54
Total comprehensive income		**3,108**	4,763

Consolidated statements of financial position

(in millions of Canadian dollars)	Note	December 31, 2022	December 31, 2021
ASSETS			
Current assets			
Cash	2	**99**	289
Cash equivalents		**50**	–
Trade and other receivables	12	**4,138**	3,949
Inventory	13	**656**	482
Contract assets	14	**436**	414
Contract costs	15	**540**	507
Prepaid expenses		**244**	254
Other current assets	2	**324**	253
Assets held for sale	16	**–**	50
Total current assets		**6,487**	6,198
Non-current assets			
Contract assets	14	**288**	251
Contract costs	15	**603**	387
Property, plant and equipment	17	**29,256**	28,235
Intangible assets	19	**16,183**	15,570
Deferred tax assets	10	**84**	105
Investments in associates and joint ventures	20	**608**	668
Post-employment benefit assets	27	**3,559**	3,472
Other non-current assets	21	**1,355**	1,306
Goodwill	22	**10,906**	10,572
Total non-current assets		**62,842**	60,566
Total assets		**69,329**	66,764
LIABILITIES			
Current liabilities			
Trade payables and other liabilities	23	**5,221**	4,455
Contract liabilities	14	**857**	799
Interest payable		**281**	247
Dividends payable		**867**	811
Current tax liabilities		**106**	141
Debt due within one year	24	**4,137**	2,625
Liabilities held for sale	16	**–**	35
Total current liabilities		**11,469**	9,113
Non-current liabilities			
Contract liabilities	14	**228**	246
Long-term debt	25	**27,783**	27,048
Deferred tax liabilities	10	**4,953**	4,679
Post-employment benefit obligations	27	**1,311**	1,734
Other non-current liabilities	28	**1,070**	1,003
Total non-current liabilities		**35,345**	34,710
Total liabilities		**46,814**	43,823
Commitments and contingencies	34		
EQUITY			
Equity attributable to BCE shareholders			
Preferred shares	30	**3,870**	4,003
Common shares	30	**20,840**	20,662
Contributed surplus	30	**1,172**	1,157
Accumulated other comprehensive (loss) income		**(55)**	213
Deficit		**(3,649)**	(3,400)
Total equity attributable to BCE shareholders		**22,178**	22,635
Non-controlling interest	36	**337**	306
Total equity		**22,515**	22,941
Total liabilities and equity		**69,329**	66,764

Consolidated statements of changes in equity

For the year ended December 31, 2022 (in millions of Canadian dollars)	Note	Preferred shares	Common shares	Contributed surplus	Accumulated other com-prehensive income (loss)	Deficit	Total	Non-controlling interest	Total equity
					Attributable to BCE shareholders				
Balance at December 31, 2021		4,003	20,662	1,157	213	(3,400)	22,635	306	22,941
Net earnings		–	–	–	–	2,868	2,868	58	2,926
Other comprehensive (loss) income		–	–	–	(238)	413	175	7	182
Total comprehensive (loss) income		–	–	–	(238)	3,281	3,043	65	3,108
Common shares issued under employee stock option plan	30	–	177	(6)	–	–	171	–	171
Other share-based compensation	30	–	1	13	–	(41)	(27)	–	(27)
Repurchase of preferred shares	30	(133)	–	8	–	–	(125)	–	(125)
Dividends declared on BCE common and preferred shares		–	–	–	–	(3,508)	(3,508)	–	(3,508)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(39)	(39)
Settlement of cash flow hedges transferred to the cost basis of hedged items		–	–	–	(11)	–	(11)	–	(11)
Other		–	–	–	(19)	19	–	5	5
Balance at December 31, 2022		**3,870**	**20,840**	**1,172**	**(55)**	**(3,649)**	**22,178**	**337**	**22,515**

For the year ended December 31, 2021 (in millions of Canadian dollars)	Note	Preferred shares	Common shares	Contributed surplus	Accumulated other com-prehensive income	Deficit	Total	Non-controlling interest	Total equity
					Attributable to BCE shareholders				
Balance at December 31, 2020		4,003	20,390	1,174	103	(4,681)	20,989	340	21,329
Net earnings		–	–	–	–	2,840	2,840	52	2,892
Other comprehensive income		–	–	–	90	1,779	1,869	2	1,871
Total comprehensive income		–	–	–	90	4,619	4,709	54	4,763
Common shares issued under employee stock option plan	30	–	272	(10)	–	–	262	–	262
Other share-based compensation	30	–	–	(7)	–	(32)	(39)	–	(39)
Dividends declared on BCE common and preferred shares		–	–	–	–	(3,306)	(3,306)	–	(3,306)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(87)	(87)
Settlement of cash flow hedges transferred to the cost basis of hedged items		–	–	–	20	–	20	–	20
Other		–	–	–	–	–	–	(1)	(1)
Balance at December 31, 2021		4,003	20,662	1,157	213	(3,400)	22,635	306	22,941

Consolidated statements of cash flows

	Note	2022	2021
Cash flows from operating activities			
Net earnings		**2,926**	2,892
Adjustments to reconcile net earnings to cash flows from operating activities			
Severance, acquisition and other costs	6	**94**	209
Depreciation and amortization	17, 19	**4,723**	4,609
Post-employment benefit plans cost	27	**198**	286
Net interest expense		**1,124**	1,063
Impairment of assets	8	**279**	197
(Gains) losses on investments	9	**(24)**	6
Income taxes	10	**967**	1,044
Contributions to post-employment benefit plans	27	**(140)**	(282)
Payments under other post-employment benefit plans	27	**(64)**	(65)
Severance and other costs paid		**(129)**	(208)
Interest paid		**(1,197)**	(1,080)
Income taxes paid (net of refunds)		**(749)**	(913)
Acquisition and other costs paid		**(10)**	(35)
Change in contract assets	14	**(59)**	278
Change in wireless device financing plan receivables	12	**22**	(365)
Net change in operating assets and liabilities		**404**	372
Cash flows from operating activities		**8,365**	8,008
Cash flows used in investing activities			
Capital expenditures	2, 3	**(5,133)**	(4,852)
Business acquisitions	4	**(429)**	(12)
Business dispositions	9, 16	**52**	–
Spectrum licences	19	**(3)**	(2,082)
Other investing activities		**(4)**	(72)
Cash flows used in investing activities		**(5,517)**	(7,018)
Cash flow used in financing activities			
Increase in notes payable		**111**	351
Increase (decrease) in securitized receivables	24	**700**	(150)
Issue of long-term debt	25	**1,951**	4,985
Repayment of long-term debt	25	**(2,023)**	(2,751)
Issue of common shares	30	**171**	261
Purchase of shares for settlement of share-based payments	31	**(255)**	(297)
Repurchase of preferred shares	30	**(125)**	–
Cash dividends paid on common shares		**(3,312)**	(3,132)
Cash dividends paid on preferred shares		**(136)**	(125)
Cash dividends paid by subsidiaries to non-controlling interest		**(39)**	(86)
Other financing activities	2	**(31)**	19
Cash flow used in financing activities		**(2,988)**	(925)
Net (decrease) increase in cash		**(190)**	65
Cash at beginning of year		**289**	224
Cash at end of year		**99**	289
Net increase in cash equivalents		**50**	–
Cash equivalents at beginning of year		**–**	–
Cash equivalents at end of year		**50**	–

Notes to consolidated financial statements

We, *us*, *our*, *BCE* and *the company* mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

NOTE 1   Corporate information

BCE is incorporated and domiciled in Canada. BCE's head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers in Canada. The consolidated financial statements (financial statements) were approved by BCE's board of directors on March 2, 2023.

NOTE 2   Significant accounting policies

A) Basis of presentation

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as described in our accounting policies.

All amounts are in millions of Canadian dollars, except where noted.

Functional currency

The financial statements are presented in Canadian dollars, the company's functional currency.

B) Basis of consolidation

We consolidate the financial statements of all of our subsidiaries. Subsidiaries are entities we control, where control is achieved when the company is exposed or has the right to variable returns from its involvement with the investee and has the current ability to direct the activities of the investee that significantly affect the investee's returns.

The results of subsidiaries acquired during the year are consolidated from the date of acquisition and the results of subsidiaries sold during the year are deconsolidated from the date of disposal. Where necessary, adjustments are made to the financial statements of acquired subsidiaries to conform their accounting policies to ours. All intercompany transactions, balances, income and expenses are eliminated on consolidation.

Changes in our ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions, with no effect on net earnings or on Other comprehensive income. Any difference between the change in the carrying amount of non-controlling interest (NCI) and the consideration paid or received is attributed to owner's equity.

C) Revenue from contracts with customers

Revenue is measured based on the value of the expected consideration in a contract with a customer and excludes sales taxes and other amounts we collect on behalf of third parties. We recognize revenue when control of a product or service is transferred to a customer. When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we recognize revenue in the amount to which we have a right to invoice.

For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. The total arrangement consideration is allocated to each product or service included in the contract with the customer based on its stand-alone selling price. We generally determine stand-alone selling prices based on the observable prices at which we sell products separately without a service contract and prices for non-bundled service offers with the same range of services, adjusted for market conditions and other factors, as appropriate. When similar products and services are not sold separately, we use the expected cost plus margin approach to determine stand-alone selling prices. Products and services purchased by a customer in excess of those included in the bundled arrangement are accounted for separately.

We may enter into arrangements with subcontractors and others who provide services to our customers. When we act as the principal in these arrangements, we recognize revenues based on the amounts billed to our customers. Otherwise, we recognize the net amount that we retain as revenues.

A contract asset is recognized in the consolidated statements of financial position (statements of financial position) when our right to consideration from the transfer of products or services to a customer is conditional on our obligation to transfer other products or services. Contract assets are transferred to trade receivables when our right to consideration becomes conditional only as to the passage of time. A contract liability is recognized in the statements of financial position when we receive consideration in advance of the transfer of products or services to the customer. Contract assets and liabilities relating to the same contract are presented on a net basis.

Incremental costs of obtaining a contract with a customer, principally comprised of sales commissions, and prepaid contract fulfillment costs are included in contract costs in the statements of financial position, except where the amortization period is one year or less, in which case costs of obtaining a contract are immediately expensed. Capitalized costs are amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services.

Wireless segment revenues

Our Wireless segment principally generates revenue from providing integrated digital wireless voice and data communications products and services to residential and business customers.

We recognize product revenues from the sale of wireless handsets and devices when a customer takes possession of the product. We recognize wireless service revenues over time, as the services are provided. For bundled arrangements, stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate.

For wireless products and services that are sold separately, customers usually pay in full at the point of sale for products and on a monthly basis for services. For wireless products and services sold in bundled arrangements, including device financing plans, customers pay monthly over a contract term of up to 24 months for residential customers and up to 36 months for business customers. If they include a significant financing component, device financing plan receivables are discounted at market rates and interest revenue is accreted over the contractual repayment period.

Wireline segment revenues

Our Wireline segment principally generates revenue from providing data, including Internet access and Internet protocol television (IPTV), local telephone, long distance, satellite TV service and connectivity, as well as other communications services and products to residential and business customers. Our Wireline segment also includes revenues from our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

We recognize product revenues from the sale of wireline equipment when a customer takes possession of the product. We recognize service revenues over time, as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date, time elapsed or milestones met. For bundled arrangements, stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate, or the expected cost plus margin approach for customized business arrangements.

For wireline customers, products are usually paid in full at the point of sale. Services are paid for on a monthly basis except where a billing schedule has been established with certain business customers under long-term contracts that can generally extend up to seven years.

Media segment revenues

Our Media segment principally generates revenue from conventional TV, specialty TV, digital media, radio broadcasting and OOH advertising and subscriber fees from specialty TV, pay TV and streaming services.

We recognize advertising revenue when advertisements are aired on the radio or TV, posted on our websites or appear on our advertising panels and street furniture. Revenues relating to subscriber fees are recorded on a monthly basis as the services are provided. Customer payments are due monthly as the services are provided.

D) Share-based payments

Our share-based payment arrangements include an employee savings plan (ESP), restricted share units (RSUs) and performance share units (PSUs), deferred share units (DSUs) and stock options.

ESP

We recognize our ESP contributions as compensation expense in *Operating costs* in the consolidated income statements (income statements). The value of an ESP at the grant date is equal to the value of one BCE common share. We credit contributed surplus for the ESP expense recognized over the two-year vesting period, based on management's estimate of the accrued employer contributions that are expected to vest. Upon settlement of shares under the ESP, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

RSUs/PSUs

For each RSU/PSU granted, we recognize compensation expense in *Operating costs* in the income statements based on the number of RSUs/PSUs expected to vest over the term of the vesting period, with a corresponding credit to contributed surplus. The value of a RSU at the grant date is equal to the value of one BCE common share. The value of a PSU at the grant date is equal to the value of one BCE common share or the value estimated using a Monte Carlo simulation for PSUs that include relative total shareholder return as a performance condition. Additional RSUs/PSUs are issued to reflect dividends declared on the common shares.

Compensation expense is adjusted for subsequent changes in management's estimate of the number of RSUs/PSUs that are expected to vest. The effect of these changes is recognized in the period of the change. Upon settlement of the RSUs/PSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit. Vested RSUs/PSUs are settled in BCE common shares, DSUs, or a combination thereof.

DSUs

If compensation is elected to be taken in DSUs, we issue DSUs equal to the fair value of the services received. Additional DSUs are issued to reflect dividends declared on the common shares. DSUs are settled in BCE common shares purchased on the open market following the cessation of employment or when a director leaves the board. We credit contributed surplus for the fair value of DSUs at the issue date. Upon settlement of the DSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

Stock options

We use a fair value-based method to measure the cost of our employee stock options. The fair value of options granted is determined using a variation of a binomial option pricing model that takes into account factors specific to the stock option plan. We recognize compensation expense in *Operating costs* in the income statements, based on the number of stock options that are expected to vest. Compensation expense is adjusted for subsequent changes in management's estimate of the number of stock options that are expected to vest.

We credit contributed surplus for stock option expense recognized over the vesting period. When stock options are exercised, we credit share capital for the amount received and the amounts previously credited to contributed surplus.

E) Income and other taxes

Current and deferred income tax expense is recognized in the income statements, except to the extent that the expense relates to items recognized in Other comprehensive income or directly in equity.

A current or non-current tax asset (liability) is the estimated tax receivable (payable) on taxable earnings (loss) for the current or past periods.

We use the liability method to account for deferred tax assets and liabilities, which arise from:
- temporary differences between the carrying amount of assets and liabilities recognized in the statements of financial position and their corresponding tax bases
- the carryforward of unused tax losses and credits, to the extent they can be used in the future

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax liabilities are, where permitted, offset against tax assets within the same taxable entity and tax jurisdiction.

Investment tax credits (ITCs), other tax credits and government grants

We recognize ITCs, other tax credits and government grants given on eligible expenditures when it is reasonably assured that they will be realized. They are presented as part of *Trade and other receivables* and *Other current assets* in the statements of financial position when they are expected to be utilized in the next year. We use the cost reduction method to account for ITCs and government grants, under which the credits are applied against the expense or asset to which the ITC or government grant relates.

F) Cash equivalents

Cash equivalents are comprised of highly liquid investments with original maturities of three months or less from the date of purchase and are measured at amortized cost.

G) Securitization of receivables

Proceeds on the securitization of receivables are recognized as a collateralized borrowing as we do not transfer control and substantially all the risks and rewards of ownership to another entity.

H) Inventory

We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment held for resale and the weighted average cost formula for all other inventory. We maintain inventory valuation reserves for inventory that is slow-moving or potentially obsolete, calculated using an inventory aging analysis.

I) Property, plant and equipment

We record property, plant and equipment at historical cost. Historical cost includes expenditures that are attributable directly to the acquisition or construction of the asset, including the purchase cost, and labour.

Borrowing costs are capitalized for qualifying assets, if the time to build or develop is in excess of one year, at a rate that is based on our weighted average interest rate on outstanding long-term debt. Gains or losses on the sale or retirement of property, plant and equipment are recorded in *Other (expense) income* in the income statements.

Leases

We enter into leases for network infrastructure and equipment, land and buildings in the normal course of business. Lease contracts are typically made for fixed periods but may include purchase, renewal or termination options. Leases are negotiated on an individual basis and contain a wide range of different terms and conditions.

We adopted IFRS 16 – Leases as of January 1, 2019. Certain finance leases entered into prior to 2019 were initially measured under IAS 17 – Leases, as permitted by the transition provisions of IFRS 16.

IFRS 16

We assess whether a contract contains a lease at inception of the contract. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. We recognize lease liabilities with corresponding right-of-use assets for all lease agreements, except for short-term leases and leases of low value assets, which are expensed on a straight-line basis over the lease term. Consideration in a contract is allocated to lease and non-lease components on a relative stand-alone value basis. We generally account for lease components and any associated non-lease components as a single lease component.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics. Lease payments included in the measurement of the lease liability comprise:

- fixed (and in-substance fixed) lease payments, less any lease incentives
- variable lease payments that depend on an index or rate
- payments expected under residual value guarantees and payments relating to purchase options and renewal option periods that are reasonably certain to be exercised (or periods subject to termination options that are not reasonably certain to be exercised)

Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured, with a corresponding adjustment to the related right-of-use assets, when there is a change in variable lease payments arising from a change in an index or rate, or when we change our assessment of whether purchase, renewal or termination options will be exercised.

Right-of-use assets are measured at cost, and are comprised of the initial measurement of the corresponding lease liabilities, lease payments made at or before the commencement date and any initial direct costs. They are subsequently depreciated on a straight-line basis and reduced by impairment losses, if any. Right-of-use assets may also be adjusted to reflect the remeasurement of related lease liabilities. If we obtain ownership of the leased asset by the end of the lease term or the cost of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, we depreciate the right-of-use asset from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term.

Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in *Operating costs* in the period in which the event or condition that triggers those payments occurs.

IAS 17

Under IAS 17, leases of property, plant and equipment are recognized as finance leases when we obtain substantially all the risks and rewards of ownership of the underlying assets. At the inception of the lease, we record an asset together with a corresponding long-term lease liability, at the lower of the fair value of the leased asset or the present value of the minimum future lease payments, excluding non-lease components.

Asset retirement obligations (AROs)

We initially measure and record AROs at management's best estimate using a present value methodology, adjusted subsequently for any changes in the timing or amount of cash flows and changes in discount rates. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We also increase the ARO and record a corresponding amount in interest expense to reflect the passage of time.

J) Intangible assets

Finite-life intangible assets

Finite-life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any.

Software

We record internal-use software at historical cost. Cost includes expenditures that are attributable directly to the acquisition or development of the software, including the purchase cost and labour.

Software development costs are capitalized when all the following conditions are met:

- technical feasibility can be demonstrated
- management has the intent and the ability to complete the asset for use or sale
- it is probable that economic benefits will be generated
- costs attributable to the asset can be measured reliably

Customer relationships

Customer relationship assets are acquired through business combinations and are recorded at fair value at the date of acquisition.

Program and feature film rights

We account for program and feature film rights as intangible assets when these assets are acquired for the purpose of distribution through broadcasting, digital media and streaming services. Program and feature film rights, which include producer advances and licence fees paid in advance of receipt of the program or film, are stated at acquisition cost less accumulated amortization and accumulated impairment losses, if any. Programs and feature films under licence agreements are recorded as assets for rights acquired and liabilities for obligations incurred when:

- we receive a broadcast master and the cost is known or reasonably determinable for new program and feature film licences; or
- the licence term commences for licence period extensions or syndicated programs

Related liabilities of programs and feature films are classified as current or non-current, based on the payment terms. Amortization of program and feature film rights is recorded in *Operating costs* in the income statements.

Indefinite-life intangible assets

Brand assets, mainly comprised of the Bell, Bell Media and Bell MTS brands, and broadcast licences are acquired through business combinations and are recorded at fair value at the date of acquisition, less accumulated impairment losses, if any. Wireless spectrum licences are recorded at acquisition cost, including borrowing costs when the time to build or develop the related network is in excess of one year. Borrowing costs are calculated at a rate that is based on our weighted average interest rate on outstanding long-term debt.

Currently, there are no legal, regulatory, competitive or other factors that limit the useful lives of our indefinite-life intangible assets.

K) Depreciation and amortization

We depreciate property, plant and equipment and amortize finite-life intangible assets on a straight-line basis over their estimated useful lives. We review our estimates of useful lives on an annual basis and adjust depreciation and amortization on a prospective basis, as required. Land and assets under construction or development are not depreciated.

	Estimated useful life
Property, plant and equipment	
Network infrastructure and equipment	2 to 50 years
Buildings	5 to 50 years
Finite-life intangible assets	
Software	2 to 12 years
Customer relationships	2 to 26 years
Program and feature film rights	Up to 5 years

L) Investments in associates and joint arrangements

Our financial statements incorporate our share of the results of our associates and joint ventures using the equity method of accounting, except when the investment is classified as held for sale. Equity income from investments is recorded in *Other (expense) income* in the income statements.

Investments in associates and joint ventures are recognized initially at cost and adjusted thereafter to include the company's share of income or loss and comprehensive income or loss on an after-tax basis.

Investments are reviewed for impairment at each reporting period and we compare their recoverable amount to their carrying amount when there is an indication of impairment.

We recognize our share of the assets, liabilities, revenues and expenses of joint operations in accordance with the related contractual agreements.

M) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred and recorded in *Severance, acquisition and other costs* in the income statements.

Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair values at the date of acquisition. When we acquire control of a business, any previously-held equity interest is remeasured to fair value and any gain or loss on remeasurement is recognized in *Other (expense) income* in the income statements. The excess of the purchase consideration and any previously-held equity interest over the fair value of identifiable net assets acquired is recorded as *Goodwill* in the statements of financial position. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously-held equity interest, the difference is recognized in *Other (expense) income* in the income statements immediately as a bargain purchase gain.

N) Impairment of non-financial assets

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed at each reporting period, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset's recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset's recoverable amount has increased, all or a portion of the impairment is reversed.

Goodwill impairment testing

We perform an annual test for goodwill impairment in the fourth quarter for each of our cash-generating units (CGUs) or groups of CGUs to which goodwill is allocated, and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

We identify any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans, including any

impact from rising interest rates and inflation. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is recognized in the income statements for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, our CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 3, *Segmented information*.

O) Financial instruments and contract assets

We measure trade and other receivables, including wireless device financing plan receivables, at amortized cost using the effective interest method, net of any allowance for doubtful accounts.

Our portfolio investments in equity securities are classified as fair value through other comprehensive income and are presented in our statements of financial position as *Other non-current assets*. These securities are recorded at fair value on the date of acquisition, including related transaction costs, and are adjusted to fair value at each reporting date. The corresponding unrealized gains and losses are recorded in *Other comprehensive income* in the consolidated statements of comprehensive income (statements of comprehensive income) and are reclassified from *Accumulated other comprehensive (loss) income* to the deficit in the statements of financial position when realized.

Other financial liabilities, which include trade payables and accruals, compensation payable, obligations imposed by the Canadian Radio-television and Telecommunications Commission (CRTC), interest payable and long-term debt, are recorded at amortized cost using the effective interest method.

We measure the allowance for doubtful accounts and impairment of contract assets based on an expected credit loss (ECL) model, which takes into account current economic conditions, historical information, and forward-looking information, including higher interest rates and inflation. We use the simplified approach for measuring losses based on the lifetime ECL for trade and other receivables and contract assets. Amounts considered uncollectible are written off and recognized in *Operating costs* in the income statements.

The cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method. The cost of issuing equity is reflected in the consolidated statements of changes in equity as a charge to the deficit.

P) Derivative financial instruments

We use derivative financial instruments to manage risks related to changes in interest rates, foreign currency rates, commodity prices and cash flow exposures related to share-based payment plans, capital expenditures, long-term debt instruments and operating revenues and expenses. We do not use derivative financial instruments for speculative or trading purposes.

Derivatives that mature within one year are included in *Other current assets* or *Trade payables and other liabilities* in the statements of financial position, whereas derivatives that have a maturity of more than one year are included in *Other non-current assets* or *Other non-current liabilities*.

Hedge accounting

To qualify for hedge accounting, we document the relationship between the derivative and the related identified risk exposure, and our risk management objective and strategy. This includes associating each derivative to a specific asset or liability, commitment, or anticipated transaction.

We assess the effectiveness of a derivative in managing an identified risk exposure when hedge accounting is initially applied, and on an ongoing basis thereafter. If a hedging relationship ceases to meet the qualifying criteria, we discontinue hedge accounting prospectively.

Fair value hedges

We use cross currency interest rate swaps to manage foreign currency and interest rate risk on certain U.S. dollar long-term debt. We use interest rate swaps to manage the interest rate risk on certain Canadian dollar long-term debt. Changes in the fair value of these derivatives and the related debt are recognized in *Other (expense) income* in the income statements and offset each other, except for any ineffective portion of the hedging relationship.

Cash flow hedges

We use foreign currency forward contracts and options to manage foreign currency risk relating to anticipated purchases denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for any ineffective portion of the hedging relationship, which is recognized in *Other (expense) income* in the income statements. Realized gains and losses in *Accumulated other comprehensive (loss) income* are reclassified to the income statements or to the initial cost of the non-financial asset in the same periods as the corresponding hedged transactions are recognized.

We use foreign currency forward contracts to manage foreign currency risk relating to our U.S. dollar debt under our commercial paper program, securitization of receivables and committed credit facilities. Changes in the fair value of these derivatives are recognized in *Other (expense) income* in the income statements and offset the foreign currency translation adjustment on the related debt, except for any portion of the hedging relationship which is ineffective.

We use cross currency interest rate swaps to manage foreign currency and interest rate risk related to certain U.S. dollar long-term debt. Changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for amounts recorded in *Other (expense) income* in the income statements to offset the foreign currency translation adjustment on the related debt and any portion of the hedging relationship which is ineffective.

We use forward starting interest rate swaps to manage interest rate risk related to certain future debt issuances. Changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for any ineffective portion of the hedging relationship, which is recognized in *Other (expense) income* in the income statements.

Realized gains and losses in *Accumulated other comprehensive (loss) income* are reclassified to *Interest expense* in the income statements over the term of the related debt.

Derivatives used as economic hedges

We use derivatives to manage cash flow exposures related to equity settled share-based payment plans and anticipated purchases in foreign currencies, interest rate risk related to preferred share dividend rate resets, interest rate risk related to anticipated debt issuances and commodity price risk related to the purchase cost of fuel. As these derivatives do not qualify for hedge accounting, the changes in their fair value are recorded in the income statements in *Other (expense) income*.

Q) Post-employment benefit plans

Defined benefit (DB) and other post-employment benefit (OPEB) plans

We maintain DB pension plans that provide pension benefits for certain employees and retirees. Benefits are based on the employee's length of service and average rate of pay during the highest paid consecutive five years of service. Most employees are not required to contribute to the plans. Certain plans provide cost of living adjustments to help protect the income of retired employees against inflation.

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections, future service and life expectancy.

We provide OPEBs to some of our employees, including:

- health care and life insurance benefits during retirement, which have been phased out for new retirees since December 31, 2016. Most of these OPEB plans are unfunded and benefits are paid when incurred.
- other benefits, including workers' compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances

We accrue our obligations and related costs under post-employment benefit plans, net of the fair value of the benefit plan assets. Pension and OPEB costs are determined using:

- the projected unit credit method, prorated on years of service, which takes into account future pay levels
- a discount rate based on market interest rates of high-quality corporate fixed income investments with maturities that match the timing of benefits expected to be paid under the plans
- management's best estimate of pay increases, retirement ages of employees, expected healthcare costs and life expectancy

We value post-employment benefit plan assets at fair value using current market values.

Post-employment benefit plans current service cost is included in *Operating costs* in the income statements. Interest on our post-employment benefit plan assets and obligations is recognized in *Finance costs* in the income statements and represents the accretion of interest on the assets and obligations under our post-employment benefit plans. The interest rate is based on market conditions that existed at the beginning of the year. Actuarial gains and losses for all post-employment benefit plans are recorded in *Other comprehensive income* in the statements of comprehensive income in the period in which they occur and are recognized immediately in the deficit.

December 31 is the measurement date for our significant post-employment benefit plans. Our actuaries perform a valuation based on management's assumptions at least every three years to determine the actuarial present value of the accrued DB pension plans and OPEB obligations. The most recent actuarial valuation of our significant pension plans was as at December 31, 2021.

Defined contribution (DC) pension plans

We maintain DC pension plans that provide certain employees with benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee's retirement savings, based on a percentage of the employee's salary.

We recognize a post-employment benefit plans service cost for DC pension plans when the employee provides service to the company, essentially coinciding with our cash contributions.

When eligible, new employees can only participate in the DC pension plans.

R) Provisions

Provisions are recognized when all the following conditions are met:

- the company has a present legal or constructive obligation based on past events
- it is probable that an outflow of economic resources will be required to settle the obligation
- the amount can be reasonably estimated

Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material. The present value is determined using current market assessments of the discount rate and risks specific to the obligation. The obligation increases as a result of the passage of time, resulting in interest expense which is recognized in *Finance costs* in the income statements.

S) Estimates and key judgments

When preparing the financial statements, management makes estimates and judgments relating to:

• reported amounts of revenues and expenses
• reported amounts of assets and liabilities
• disclosure of contingent assets and liabilities

We base our estimates on a number of factors, including but not limited to historical experience, current events such as the effects of the COVID-19 pandemic, economic and financial market conditions such as higher interest rates and inflation, supply chain disruptions and the increasing risk of recession, and actions that the company may undertake in the future, as well as other assumptions that we believe are reasonable under the circumstances. A change in these assumptions may have an impact on our financial statements including but not limited to impairment testing, fair value determination, expected credit losses and discount rates used for the present value of cash flows. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ. Our more significant estimates and judgments are described below.

Estimates

Useful lives of property, plant and equipment and finite-life intangible assets

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, climate change and our environmental, social and corporate governance initiatives as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

Post-employment benefit plans

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

The actuarial valuation uses management's assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, cost of living indexation rate, trends in healthcare costs and expected average remaining years of service of employees.

The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.

The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company's specific experience.

Revenue from contracts with customers

We are required to make estimates that affect the amount of revenue from contracts with customers, including estimating the stand-alone selling prices of products and services.

Impairment of non-financial assets

We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model and the discount rate.

Deferred taxes

The amounts of deferred tax assets and liabilities are estimated with consideration given to the timing, sources and amounts of future taxable income.

Leases

The application of IFRS 16 requires us to make estimates that affect the measurement of right-of-use assets and liabilities, including determining the appropriate discount rate used to measure lease liabilities. Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Our incremental borrowing rate is derived from publicly available risk-free interest rates, adjusted for applicable credit spreads and lease terms. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics.

Fair value of financial instruments

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows and earnings multiples.

Contingencies

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. Pending claims and legal proceedings represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.

Onerous contracts

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

Judgments

Post-employment benefit plans

The determination of the discount rate used to value our post-employment benefit obligations requires judgment. The rate is set by reference to market yields of long-term, high-quality corporate fixed income investments at the beginning of each fiscal year. Significant judgment is required when setting the criteria for fixed income investments to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of investments include the size of the issue and credit quality, along with the identification of outliers, which are excluded.

Income taxes

The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities.

Management judgment is used to determine the amounts of deferred tax assets and liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

Leases

The application of IFRS 16 requires us to make judgments that affect the measurement of right-of-use assets and liabilities. A lease contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At inception of the contract, we assess whether the contract contains an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset and whether we have the right to direct how and for what purpose the asset is used. In determining the lease term, we include periods covered by renewal options when we are reasonably certain to exercise those options. Similarly, we include periods covered by termination options when we are reasonably certain not to exercise

those options. To assess if we are reasonably certain to exercise an option, we consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise termination options). Economic incentives include the costs related to the termination of the lease, the significance of any leasehold improvements and the importance of the underlying assets to our operations.

Revenue from contracts with customers

The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. Additionally, the determination of costs to obtain a contract, including the identification of incremental costs, also requires judgment.

CGUs

The determination of CGUs or groups of CGUs for the purpose of impairment testing requires judgment.

Contingencies

The determination of whether a loss is probable from claims and legal proceedings and whether an outflow of resources is likely requires judgment.

T) Adoption of amended accounting standards

As required, we adopted the following amendments and clarifications to accounting standards issued by the IASB.

Standard	Description	Impact
Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	These amendments were adopted effective January 1, 2022 and did not have a significant impact on our financial statements.
IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows)	In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.	In 2022, we applied this agenda decision retrospectively to each prior period presented, the impact of which was limited to the classification of funding of $97 million received in Q1 2021 under a subsidy agreement with the Government of Québec. The application of this agenda decision resulted in the following: • an increase in *Cash* of $82 million with a corresponding decrease in *Other current assets* in the statement of financial position as at December 31, 2021 • an increase in *Capital expenditures* and *Other financing activities* of ($15) million and $97 million, respectively, for the year ended December 31, 2021 in the statement of cash flows • no impact in the statement of financial position as at January 1, 2021 as the funding was received in Q1 2021.

U) Future changes to accounting standards

The following amendments to standards issued by the IASB have an effective date after December 31, 2022 and have not yet been adopted by BCE.

Standard	Description	Impact	Effective date
Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

Notes to consolidated financial statements

NOTE 3 Segmented information

The accounting policies used in our segment reporting are the same as those we describe in Note 2, *Significant accounting policies*. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our segments as strategic business units organized by products and services. Segments negotiate sales with each other as if they were unrelated parties.

We measure the performance of each segment based on adjusted EBITDA, which is equal to operating revenues less operating costs for the segment. Substantially all of our severance, acquisition and other costs, depreciation and amortization, finance costs and other (expense) income are managed on a corporate basis and, accordingly, are not reflected in segment results.

Substantially all of our operations and assets are located in Canada.

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media.

Bell Wireless includes wireless service revenues and product sales as well as the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source). Wireless services are provided to our residential, small and medium-sized business and large enterprise customers across Canada.

Bell Wireline includes data revenues (including Internet, IPTV, cloud-based services and business solutions), voice and other communication services revenues, and wireline product sales. These services are provided to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes the results of our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Bell Media provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and OOH advertising services to customers nationally across Canada. Revenues are derived primarily from advertising and subscriber fees.

Segmented information

For the year ended December 31, 2022	Note	Bell Wireless	Bell Wireline	Bell Media	Inter-segment eliminations	BCE
Operating revenues						
External service revenues		6,821	11,231	2,904	–	20,956
Inter-segment service revenues		44	412	350	(806)	–
Operating service revenues		6,865	11,643	3,254	(806)	20,956
External product revenues		2,714	504	–	–	3,218
Inter-segment product revenues		9	1	–	(10)	–
Operating product revenues		2,723	505	–	(10)	3,218
Total external revenues		9,535	11,735	2,904	–	24,174
Total inter-segment revenues		53	413	350	(816)	–
Total operating revenues		9,588	12,148	3,254	(816)	24,174
Operating costs	5	(5,451)	(6,831)	(2,509)	816	(13,975)
Adjusted EBITDA [1]		4,137	5,317	745	–	10,199
Severance, acquisition and other costs	6					(94)
Depreciation and amortization	17, 19					(4,723)
Finance costs						
Interest expense	7					(1,146)
Net return on post-employment benefit plans	27					51
Impairment of assets	8					(279)
Other expense	9					(115)
Income taxes	10					(967)
Net earnings						2,926
Goodwill	22	3,046	4,914	2,946	–	10,906
Indefinite-life intangible assets	19	6,192	1,788	1,846	–	9,826
Capital expenditures		1,084	3,887	162	–	5,133

(1) *The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.*

For the year ended December 31, 2021	Note	Bell Wireless	Bell Wireline	Bell Media	Inter-segment eliminations	BCE
Operating revenues						
External service revenues		6,355	11,314	2,681	–	20,350
Inter-segment service revenues		45	358	355	(758)	–
Operating service revenues		6,400	11,672	3,036	(758)	20,350
External product revenues		2,593	506	–	–	3,099
Inter-segment product revenues		6	–	–	(6)	–
Operating product revenues		2,599	506	–	(6)	3,099
Total external revenues		8,948	11,820	2,681	–	23,449
Total inter-segment revenues		51	358	355	(764)	–
Total operating revenues		8,999	12,178	3,036	(764)	23,449
Operating costs	5	(5,146)	(6,863)	(2,311)	764	(13,556)
Adjusted EBITDA [1]		3,853	5,315	725	–	9,893
Severance, acquisition and other costs	6					(209)
Depreciation and amortization	17, 19					(4,609)
Finance costs						
Interest expense	7					(1,082)
Net interest on post-employment benefit plans	27					(20)
Impairment of assets	8					(197)
Other income	9					160
Income taxes	10					(1,044)
Net earnings						2,892
Goodwill	22	3,046	4,580	2,946	–	10,572
Indefinite-life intangible assets	19	6,148	1,692	1,935	–	9,775
Capital expenditures		1,120	3,612	120	–	4,852

(1) *The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.*

Revenues by services and products

The following table presents our revenues disaggregated by type of services and products.

For the year ended December 31	2022	2021
Services [1]		
Wireless	6,821	6,355
Wireline data	7,920	7,871
Wireline voice	3,002	3,154
Media	2,904	2,681
Other wireline services	309	289
Total services	20,956	20,350
Products [2]		
Wireless	2,714	2,593
Wireline data	459	463
Wireline equipment and other	45	43
Total products	3,218	3,099
Total operating revenues	24,174	23,449

(1) *Our service revenues are generally recognized over time.*
(2) *Our product revenues are generally recognized at a point in time.*

Notes to consolidated financial statements

Segment reporting changes in 2023

In 2022, we began modifying our internal and external reporting processes to align with organizational changes that were made to reflect an increasing strategic focus on multiproduct sales, the continually increasing technological convergence of our wireless and wireline telecommunications infrastructure and operations driven by the deployment of our Fifth Generation (5G) and fibre networks, and our digital transformation. These factors have made it increasingly difficult to distinguish between our wireless and wireline operations and will result in changes in Q1 2023 to the financial information that is regularly provided to our chief operating decision maker to measure performance and allocate resources.

Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments are being combined to form a single reporting segment called Bell Communication and Technology Services (Bell CTS). Bell Media remains a distinct operating segment and is unaffected. As a result of our reporting changes, prior periods are being restated in 2023 for comparative purposes.

Our Bell CTS segment provides a wide range of communication products and services to consumers, businesses and government customers across Canada. Wireless products and services include mobile data and voice plans and devices and are available nationally. Wireline products and services comprise data (including Internet access, IPTV, cloud-based services and business solutions), voice, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, as well as the results of operations of our national consumer electronics retailer, The Source.

Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and OOH and advanced advertising services to customers nationally across Canada.

For purposes of impairment testing of goodwill in 2023, our CGUs or groups of CGUs will correspond to our new reporting segments, notably Bell CTS and Bell Media.

NOTE 4   Business acquisitions and disposition

Acquisition of Distributel Communications Limited (Distributel)

On December 1, 2022, Bell acquired Distributel, a national independent communications provider offering a wide range of consumer, business and wholesale communications services for cash consideration of $303 million ($282 million net of cash acquired) and $39 million of estimated additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2026 and the maximum contingent consideration payable is $65 million. The acquisition of Distributel is expected to support Bell's strategy to grow residential and business customers. The results of Distributel are included in our Bell Wireline segment.

The allocation of the purchase price includes provisional estimates, in particular for indefinite and finite-life intangibles. The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

	Total
Cash consideration	303
Contingent consideration	39
Total cost to be allocated	**342**
Other non-cash working capital	14
Property, plant and equipment	29
Indefinite-life intangible assets [1]	84
Finite-life intangibles [2]	52
Deferred tax assets	8
Other long-term assets	4
Trade payables and other liabilities	(28)
Contract liabilities	(3)
Deferred tax liabilities	(39)
Other long-term liabilities	(6)
	115
Cash and cash equivalents	21
Fair value of net assets acquired	**136**
Goodwill [3]	**206**

(1) *Consists mainly of brand and digital assets.*
(2) *Consists mainly of customer relationships.*
(3) *Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell Wireline group of cash-generating units (CGUs).*

Operating revenues of $14 million from Distributel are included in the income statements from the date of acquisition. BCE's consolidated operating revenues for the year ended December 31, 2022 would have been $24,309 million had the acquisition of Distributel occurred on January 1, 2022. This proforma amount reflects the elimination of intercompany transactions and the purchase price allocation. The transaction did not have a significant impact on our net earnings for 2022.

Acquisition of EBOX and other related companies

In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and TV services to consumers and businesses in Québec and parts of Ontario, for cash consideration of $153 million ($139 million net of cash acquired). The acquisition of EBOX and other related companies is expected to accelerate growth in Bell's residential and small business customers. The results of EBOX and other related companies are included in our Bell Wireline segment.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

	Total
Cash consideration	153
Total cost to be allocated	153
Other non-cash working capital	5
Property, plant and equipment	5
Indefinite-life intangible assets [1]	17
Finite-life intangible and other assets [2]	15
Trade payables and other liabilities	(17)
Contract liabilities	(5)
Deferred tax liabilities	(9)
	11
Cash and cash equivalents	14
Fair value of net assets acquired	25
Goodwill [3]	128

(1) *Consists of brand and digital assets.*

(2) *Consists mainly of customer relationships.*

(3) *Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell Wireline group of cash-generating units (CGUs).*

Operating revenues of $41 million from EBOX and other related parties are included in the income statements from the date of acquisition. The transaction did not have a significant impact on net earnings for 2022.

Disposition of production studios

In December 2022, we entered into an agreement to sell our 63% ownership in certain production studios and production studios currently under construction, which are included in our Bell Media segment. The transaction is expected to close in the first half of 2023 once we achieve substantial completion of the construction of the production studios and subject to customary closing conditions. As at December 31, 2022, construction of the production studios was ongoing and there remain significant construction activities which must be completed. We estimate we will receive cash proceeds of approximately $220 million from the sale transaction, which amount may vary primarily based on the actual cost incurred to complete the construction of the production studios.

NOTE 5 Operating costs

For the year ended December 31	Note	2022	2021
Labour costs			
Wages, salaries and related taxes and benefits [1]		(4,250)	(4,233)
Post-employment benefit plans service cost (net of capitalized amounts)	27	(249)	(266)
Other labour costs [1] [2]		(1,054)	(1,016)
Less:			
Capitalized labour		1,136	1,068
Total labour costs		**(4,417)**	**(4,447)**
Cost of revenues [1] [3]		(7,641)	(7,284)
Other operating costs [1] [4]		(1,917)	(1,825)
Total operating costs		**(13,975)**	**(13,556)**

(1) *We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.*
(2) *Other labour costs include contractor and outsourcing costs.*
(3) *Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.*
(4) *Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.*

Research and development expenses of $57 million are included in operating costs for 2022 and 2021.

NOTE 6 Severance, acquisition and other costs

For the year ended December 31	2022	2021
Severance	(83)	(171)
Acquisition and other	(11)	(38)
Total severance, acquisition and other costs	**(94)**	**(209)**

Severance costs

Severance costs consist of charges related to involuntary and voluntary employee terminations.

Acquisition and other costs

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

NOTE 7 Interest expense

For the year ended December 31	2022	2021
Interest expense on long-term debt	(1,148)	(1,088)
Interest expense on other debt	(126)	(57)
Capitalized interest	128	63
Total interest expense	**(1,146)**	**(1,082)**

Included in interest expense on long-term debt is interest on lease liabilities of $165 million and $177 million for 2022 and 2021, respectively.

Capitalized interest was calculated using an average rate of 3.83% for 2022 and 2021, which represents the weighted average interest rate on our outstanding long-term debt.

NOTE 8 Impairment of assets

2022

During the fourth quarter of 2022, we recognized $147 million of impairment charges for French TV channels within our Bell Media segment. The impairment charges were the result of a reduction in advertising demand in the industry resulting from global economic uncertainties and unfavourable impacts to assumptions for discount rates. These charges included $94 million allocated to indefinite-life intangible assets for broadcast licences, and $53 million to finite-life intangible assets for program and feature film rights. The impairment was determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using the discounted cash flow valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of October 1, 2022 to December 31, 2027, using a discount rate of 10.3% and a perpetuity growth rate of 0.5%. After

impairments, the carrying value of our impacted CGUs was $109 million. In previous years' impairment analysis, the company's French Pay and French TV channels were tested for recoverability as one French CGU. In 2022, the French Pay channels are now grouped with English Pay channels to form one CGU as a result of Bell Media launching a single bilingual premium pay product.

There was no impairment of Bell Media goodwill. See Note 22, *Goodwill*, for further details.

Additionally in 2022, we recorded impairment charges of $132 million related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

2021

During the second quarter of 2021, we identified indicators of impairment for our Bell Media radio markets, notably a decline in advertising revenue and an increase in the discount rate resulting from the impact of the ongoing COVID-19 pandemic. Accordingly, impairment testing was required for our group of radio CGUs.

During Q2 2021, we recognized $163 million of impairment charges for various radio markets within our Bell Media segment. These charges included $150 million allocated to indefinite-life intangible assets for broadcast licences, and $13 million to property, plant and equipment mainly for buildings and network infrastructure and equipment. They were determined by comparing the carrying value of the CGUs to their

fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of July 1, 2021 to December 31, 2026, using a discount rate of 8.5% and a perpetuity growth rate of (2.0%), as well as market multiple data from public companies and market transactions. After impairments, the carrying value of our group of radio CGUs was $235 million.

There was no impairment of Bell Media goodwill. See Note 22, *Goodwill*, for further details.

NOTE 9 Other (expense) income

For the year ended December 31	Note	2022	2021
Net mark-to-market (losses) gains on derivatives used to economically hedge equity settled share-based compensation plans		(53)	278
Equity losses from investments in associates and joint ventures	20		
Loss on investment		(42)	(49)
Operations		(19)	(46)
Losses on retirements and disposals of property, plant and equipment and intangible assets		(27)	(24)
Gains (losses) on investments	16	24	(6)
Early debt redemption costs	25	(18)	(53)
Other		20	60
Total other (expense) income		**(115)**	160

Equity losses from investments in associates and joint ventures

We recorded a loss on investment of $42 million and $49 million in 2022 and 2021, respectively, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in one of BCE's joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

Gains (losses) on investments

In 2022, we completed the previously announced sale of our wholly-owned subsidiary 6362222 Canada Inc. (Createch) and recorded a gain on sale of $39 million. See Note 16, *Assets held for sale*, for additional details.

Additionally, in 2022, we recorded a loss on investment of $13 million related to an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

NOTE 10 Income taxes

The following table shows the significant components of income taxes deducted from net earnings.

For the year ended December 31	2022	2021
Current taxes		
Current taxes	(878)	(872)
Uncertain tax positions	91	12
Change in estimate relating to prior periods	8	42
Deferred taxes		
Deferred taxes relating to the origination and reversal of temporary differences	(176)	(184)
Change in estimate relating to prior periods	(8)	(40)
Recognition and utilization of loss carryforwards	(4)	(21)
Previously unrecognized tax benefits	–	15
Uncertain tax positions	–	4
Total income taxes	**(967)**	(1,044)

The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 26.8% for 2022 and 2021.

For the year ended December 31	2022	2021
Net earnings	2,926	2,892
Add back income taxes	967	1,044
Earnings before income taxes	3,893	3,936
Applicable statutory tax rate	26.8%	26.8%
Income taxes computed at applicable statutory rates	(1,043)	(1,055)
Non-taxable portion of gains (losses) on investments	4	(1)
Uncertain tax positions	91	16
Change in estimate relating to prior periods	–	2
Non-taxable portion of equity losses	(18)	(26)
Previously unrecognized tax benefits	–	15
Other	(1)	5
Total income taxes	**(967)**	(1,044)
Average effective tax rate	**24.8%**	26.5%

The following table shows aggregate current and deferred taxes relating to items recognized outside the income statements.

	2022		2021	
For the year ended December 31	Other comprehensive income	Deficit	Other comprehensive income	Deficit
Current taxes	–	3	–	1
Deferred taxes	(73)	(7)	(677)	30
Total income taxes (expense) recovery	**(73)**	**(4)**	(677)	31

The following table shows deferred taxes resulting from temporary differences between the carrying amounts of assets and liabilities recognized in the statements of financial position and their corresponding tax basis, as well as tax loss carryforwards.

Net deferred tax liability	Note	Non-capital loss carry-forwards	Post-employment benefit plans	Indefinite-life intangible assets	Property, plant and equipment and finite-life intangible assets	Other	Total
January 1, 2021		69	185	(1,717)	(2,175)	(66)	(3,704)
Income statement		(10)	2	16	(253)	19	(226)
Business acquisitions		4	–	–	(9)	1	(4)
Other comprehensive income		–	(653)	–	–	(24)	(677)
Deficit		–	–	–	16	14	30
Reclassified to liabilities held for sale	16	–	–	–	4	1	5
Other		–	–	–	–	2	2
December 31, 2021		63	(466)	(1,701)	(2,417)	(53)	(4,574)
Income statement		(4)	15	(40)	(307)	148	(188)
Business acquisitions		1	–	(26)	(21)	3	(43)
Other comprehensive (income) loss		–	(151)	–	–	78	(73)
Deficit		–	–	–	–	(7)	(7)
Other		–	–	–	–	16	16
December 31, 2022		60	(602)	(1,767)	(2,745)	185	(4,869)

At December 31, 2022, BCE had $251 million of non-capital loss carryforwards. We:

- recognized a deferred tax asset of $60 million for $231 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2025 to 2042.

- did not recognize a deferred tax asset for $20 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2023 to 2042.

At December 31, 2022, BCE had $67 million of unrecognized capital loss carryforwards, which can be carried forward indefinitely.

At December 31, 2021, BCE had $266 million of non-capital loss carryforwards. We:

- recognized a deferred tax asset of $63 million for $249 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2024 to 2041.

- did not recognize a deferred tax asset for $17 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2023 to 2041.

At December 31, 2021, BCE had $69 million of unrecognized capital loss carryforwards, which can be carried forward indefinitely.

NOTE 11   Earnings per share

The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

For the year ended December 31	2022	2021
Net earnings attributable to common shareholders – basic	**2,716**	2,709
Dividends declared per common share (in dollars)	**3.68**	3.50
Weighted average number of common shares outstanding (in millions)		
Weighted average number of common shares outstanding – basic	**911.5**	906.3
Assumed exercise of stock options [1]	**0.5**	0.4
Weighted average number of common shares outstanding – diluted (in millions)	**912.0**	906.7

(1) *The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was nil in 2022 and 3,302,850 in 2021.*

NOTE 12 Trade and other receivables

For the year ended December 31	Note	2022	2021
Trade receivables [1]		4,102	3,843
Allowance for revenue adjustments		(160)	(169)
Allowance for doubtful accounts	29	(129)	(136)
Current tax receivable		48	121
Commodity taxes receivable		11	102
Other accounts receivable		266	188
Total trade and other receivables		**4,138**	**3,949**

(1) *The details of securitized receivables are set out in Note 24, Debt due within one year.*

Wireless device financing plan receivables

Wireless device financing plan receivables represent amounts owed to us under financing agreements that have not yet been billed. The current portion of these balances is included in *Trade receivables* within the *Trade and other receivables* line item on our statements of financial position and the long-term portion is included within the *Other non-current assets* line item on our statements of financial position.

The following table summarizes our wireless device financing plan receivables.

For the year ended December 31	Note	2022	2021
Current		1,021	1,040
Non-current	21	386	387
Total wireless device financing plan receivables [1]		**1,407**	**1,427**

(1) *Excludes allowance for doubtful accounts and allowance for revenue adjustments on the current portion of $46 million and $44 million at December 31, 2022 and December 31, 2021, respectively, and allowance for doubtful accounts and allowance for revenue adjustments on the non-current portion of $15 million at December 31, 2022 and December 31, 2021.*

NOTE 13 Inventory

For the year ended December 31	2022	2021
Wireless devices and accessories	238	189
Merchandise and other	418	293
Total inventory	**656**	**482**

The total amount of inventory subsequently recognized as an expense in cost of revenues was $3,184 million and $3,080 million for 2022 and 2021, respectively.

NOTE 14 Contract assets and liabilities

The table below provides a reconciliation of the significant changes in the contract assets and the contract liabilities balances.

For the year ended December 31	Note	Contract assets [1]		Contract liabilities	
		2022	2021	2022	2021
Opening balance, January 1		665	943	1,045	959
Revenue recognized included in contract liabilities at the beginning of the year		–	–	(736)	(678)
Revenue recognized from contract liabilities included in contract assets at the beginning of the year		89	141	–	–
Increase in contract liabilities during the year			–	794	752
Increase in contract liabilities included in contract assets during the year		(83)	(115)	–	–
Increase in contract assets from revenue recognized during the year		728	664	–	–
Contract assets transferred to trade receivables		(586)	(859)	14	50
Acquisitions	4	–	–	8	13
Contract terminations transferred to trade receivables		(50)	(89)	(1)	4
Reclassified to liabilities held for sale	16	–	–	–	(7)
Other		(39)	(20)	(39)	(48)
Ending balance, December 31		**724**	**665**	**1,085**	**1,045**

(1) *Net of allowance for doubtful accounts of $19 million and $20 million at December 31, 2022 and December 31, 2021, respectively. See Note 29,* Financial and capital management, *for additional details.*

NOTE 15 Contract costs

The table below provides a reconciliation of the contract costs balance.

For the year ended December 31	Note	2022	2021
Opening balance, January 1		894	764
Incremental costs of obtaining a contract and contract fulfillment costs		807	635
Amortization included in operating costs		(558)	(504)
Acquisitions		–	3
Reclassified to assets held for sale	16	–	(4)
Ending balance, December 31		**1,143**	**894**

Contract costs are amortized over periods ranging from 12 to 84 months.

NOTE 16 Assets held for sale

On March 1, 2022, we completed the previously announced sale of our wholly-owned subsidiary Createch, a consulting business that specializes in the optimization of business processes and implementation of technological solutions, which was included in our Bell Wireline segment. We recorded cash proceeds of $54 million and a gain on sale of $39 million (before tax expense of $2 million) in *Other (expense) income*.

Our results for the years ended December 31, 2022 and 2021 included Createch revenue of $10 million and $64 million and net earnings of nil and $5 million, respectively.

The assets and liabilities of Createch were presented as held for sale in our statement of financial position at December 31, 2021, measured at their carrying amount, which is lower than the estimated fair value less costs to sell. Property, plant and equipment and intangible assets included in assets held for sale were no longer depreciated or amortized effective December 2021.

The following table summarizes the carrying value of the assets and liabilities that are classified as held for sale at December 31, 2021.

	2021
Trade and other receivables	29
Contract costs	4
Prepaid expenses	1
Property, plant and equipment	2
Intangible assets	1
Other non-current assets	7
Goodwill	6
Total assets held for sale	**50**
Trade payables and other liabilities	18
Contract liabilities	7
Deferred tax liabilities	5
Other non-current liabilities	5
Total liabilities held for sale	**35**
Net assets held for sale	**15**

NOTE 17   Property, plant and equipment

For the year ended December 31, 2022	Note	Network infrastructure and equipment [1]	Land and buildings [1]	Assets under construction	Total
Cost					
January 1, 2022		70,923	8,889	2,241	82,053
Additions		2,824	394	2,675	5,893
Business combinations/(business disposition)		11	(28)	3	(14)
Transfers		1,180	51	(2,318)	(1,087)
Retirements and disposals		(3,063)	(35)	(3)	(3,101)
Impairment losses recognized in earnings	8	–	(132)	–	(132)
December 31, 2022		**71,875**	**9,139**	**2,598**	**83,612**
Accumulated depreciation					
January 1, 2022		49,122	4,696	–	53,818
Depreciation		3,195	465	–	3,660
Business disposition		(14)	(7)	–	(21)
Retirements and disposals		(3,025)	(28)	–	(3,053)
Transfers		2	(2)	–	–
Other		(44)	(4)	–	(48)
December 31, 2022		**49,236**	**5,120**	**–**	**54,356**
Net carrying amount					
January 1, 2022		**21,801**	**4,193**	**2,241**	**28,235**
December 31, 2022		**22,639**	**4,019**	**2,598**	**29,256**

(1) *Includes right-of-use assets. See Note 18, Leases, for additional details.*

For the year ended December 31, 2021	Note	Network infrastructure and equipment [1]	Land and buildings [1]	Assets under construction	Total
Cost					
January 1, 2021		69,477	7,832	1,889	79,198
Additions		2,643	326	2,515	5,484
Business combinations		2	12	–	14
Transfers		358	771	(2,163)	(1,034)
Retirements and disposals		(1,550)	(37)	–	(1,587)
Impairment losses recognized in earnings	8	(4)	(15)	–	(19)
Reclassified to assets held for sale	16	(3)	–	–	(3)
December 31, 2021		70,923	8,889	2,241	82,053
Accumulated depreciation					
January 1, 2021		47,563	4,122	–	51,685
Depreciation		3,220	407	–	3,627
Retirements and disposals		(1,515)	(27)	–	(1,542)
Transfers		(95)	191	–	96
Reclassified to assets held for sale	16	(1)	–	–	(1)
Other		(50)	3	–	(47)
December 31, 2021		49,122	4,696	–	53,818
Net carrying amount					
January 1, 2021		21,914	3,710	1,889	27,513
December 31, 2021		21,801	4,193	2,241	28,235

(1) *Includes right-of-use assets. See Note 18, Leases, for additional details.*

NOTE 18 Leases

Right-of-use assets

BCE's significant right-of-use assets under leases are satellites, office premises, land, cellular tower sites, retail outlets and OOH advertising spaces. Right-of-use assets are presented in *Property, plant and equipment* in the statements of financial position.

For the year ended December 31, 2022	Note	Network infrastructure and equipment	Land and buildings	Total
Cost				
January 1, 2022		3,240	3,931	7,171
Additions		681	336	1,017
Transfers		(195)	(6)	(201)
Business combinations/(business disposition)		2	(11)	(9)
Lease terminations		(35)	(7)	(42)
Impairment losses recognized in earnings	8	–	(124)	(124)
December 31, 2022		**3,693**	**4,119**	**7,812**
Accumulated depreciation				
January 1, 2022		1,554	1,538	3,092
Depreciation		374	335	709
Transfers		(112)	(5)	(117)
Business disposition		–	(7)	(7)
Lease terminations		(12)	(3)	(15)
December 31, 2022		**1,804**	**1,858**	**3,662**
Net carrying amount				
January 1, 2022		1,686	2,393	4,079
December 31, 2022		1,889	2,261	4,150

For the year ended December 31, 2021	Note	Network infrastructure and equipment	Land and buildings	Total
Cost				
January 1, 2021		3,690	2,995	6,685
Additions		574	214	788
Transfers		(977)	722	(255)
Business combinations		–	12	12
Lease terminations		(47)	(6)	(53)
Impairment losses recognized in earnings	8	–	(6)	(6)
December 31, 2021		**3,240**	**3,931**	**7,171**
Accumulated depreciation				
January 1, 2021		1,473	1,086	2,559
Depreciation		419	275	694
Transfers		(310)	177	(133)
Lease terminations		(28)	–	(28)
December 31, 2021		**1,554**	**1,538**	**3,092**
Net carrying amount				
January 1, 2021		2,217	1,909	4,126
December 31, 2021		1,686	2,393	4,079

Leases in net earnings

The following table provides the expenses related to leases recognized in net earnings.

For the year ended December 31	2022	2021
Interest expense on lease liabilities	165	177
Variable lease payment expenses not included in the measurement of lease liabilities	133	122
Expenses for leases of low value assets	60	60
Expenses for short-term leases	27	31

Leases in the statements of cash flows

Total cash outflow related to leases was $1,272 million and $1,202 million for the period ended December 31, 2022 and December 31, 2021, respectively.

Additional disclosures

See Note 24, *Debt due within one year*, and Note 25, *Long-term debt*, for lease liabilities balances included in the statements of financial position.

See Note 29, *Financial and capital management*, for a maturity analysis of lease liabilities.

See Note 34, *Commitments and contingencies*, for leases committed but not yet commenced as at December 31, 2022.

NOTE 19 Intangible assets

For the year ended December 31, 2022	Note	Finite-life					Indefinite-life				Total intangible assets
		Software	Customer relation-ships	Program and feature film rights	Other	Total	Brands	Spectrum and other licences	Broadcast licences	Total	
Cost											
January 1, 2022		9,565	1,736	631	404	12,336	2,409	5,786	1,580	9,775	22,111
Additions		484	1	1,208	7	1,700	–	44	–	44	1,744
Acquired through business combinations		6	65	–	3	74	26	75	–	101	175
Transfers		1,087	–	–	–	1,087	–	–	–	–	1,087
Retirements and disposals		(599)	–	–	(7)	(606)	–	–	–	–	(606)
Impairment losses recognized in earnings	8	–	–	(53)	–	(53)	–	–	(94)	(94)	(147)
Amortization included in operating costs		–	–	(1,183)	–	(1,183)	–	–	–	–	(1,183)
December 31, 2022		10,543	1,802	603	407	13,355	2,435	5,905	1,486	9,826	23,181
Accumulated amortization											
January 1, 2022		5,407	969	–	165	6,541	–	–	–	–	6,541
Amortization		926	91	–	46	1,063	–	–	–	–	1,063
Retirements and disposals		(599)	–	–	(7)	(606)	–	–	–	–	(606)
December 31, 2022		5,734	1,060	–	204	6,998	–	–	–	–	6,998
Net carrying amount											
January 1, 2022		4,158	767	631	239	5,795	2,409	5,786	1,580	9,775	15,570
December 31, 2022		4,809	742	603	203	6,357	2,435	5,905	1,486	9,826	16,183

For the year ended December 31, 2021	Note	Software	Customer relation-ships	Program and feature film rights	Other	Total	Brands	Spectrum and other licences [1]	Broadcast licences	Total	Total intangible assets
			Finite-life					Indefinite-life			
Cost											
January 1, 2021		9,169	1,736	645	469	12,019	2,409	3,701	1,730	7,840	19,859
Additions		361	–	1,034	19	1,414	–	2,085	–	2,085	3,499
Acquired through business combinations		–	–	–	52	52	–	–	–	–	52
Transfers		1,154	–	–	(125)	1,029	–	–	–	–	1,029
Retirements and disposals		(1,089)	–	–	(11)	(1,100)	–	–	–	–	(1,100)
Impairment losses recognized in earnings	8	(28)	–	–	–	(28)	–	–	(150)	(150)	(178)
Amortization included in operating costs		–	–	(1,048)	–	(1,048)	–	–	–	–	(1,048)
Reclassified to assets held for sale	16	(2)	–	–	–	(2)	–	–	–	–	(2)
December 31, 2021		9,565	1,736	631	404	12,336	2,409	5,786	1,580	9,775	22,111
Accumulated amortization											
January 1, 2021		5,644	878	–	235	6,757	–	–	–	–	6,757
Amortization		851	91	–	40	982	–	–	–	–	982
Retirements and disposals		(1,087)	–	–	(11)	(1,098)	–	–	–	–	(1,098)
Transfers		–	–	–	(99)	(99)	–	–	–	–	(99)
Reclassified to assets held for sale	16	(1)	–	–	–	(1)	–	–	–	–	(1)
December 31, 2021		5,407	969	–	165	6,541	–	–	–	–	6,541
Net carrying amount											
January 1, 2021		3,525	858	645	234	5,262	2,409	3,701	1,730	7,840	13,102
December 31, 2021		4,158	767	631	239	5,795	2,409	5,786	1,580	9,775	15,570

(1) *On December 17, 2021, Bell Mobility Inc. (Bell Mobility) acquired 271 licences in a number of urban and rural markets for 678 million megahertz per population (MHz-Pop) of 3500 MHz spectrum for $2.07 billion.*

NOTE 20 Investments in associates and joint ventures

The following tables provide summarized financial information with respect to BCE's associates and joint ventures. For more details on our associates and joint ventures, see Note 35, *Related party transactions*.

Statements of financial position

For the year ended December 31	2022	2021
Assets	3,857	3,852
Liabilities	(2,641)	(2,523)
Total net assets	1,216	1,329
BCE's share of net assets	608	668

Income statements

For the year ended December 31	Note	2022	2021
Revenues		2,335	1,855
Expenses		(2,456)	(2,047)
Total net losses		(121)	(192)
BCE's share of net losses	9	(61)	(95)

Notes to consolidated financial statements

NOTE 21   Other non-current assets

For the year ended December 31	Note	2022	2021
Long-term wireless device financing plan receivables	12	386	387
Long-term receivables		255	221
Derivative assets	29	233	274
Publicly-traded and privately-held investments	29	215	183
Investments [1]	29	184	185
Other		82	56
Total other non-current assets		**1,355**	1,306

(1) *These amounts have been pledged as security related to obligations for certain employee benefits and are not available for general use.*

NOTE 22   Goodwill

The following table provides details about the changes in the carrying amounts of goodwill for the years ended December 31, 2022 and 2021. BCE's groups of CGUs for purposes of goodwill impairment testing correspond to our reporting segments.

	Note	Bell Wireless	Bell Wireline	Bell Media	BCE
Balance at January 1, 2021		3,046	4,612	2,946	10,604
Acquisitions and other		–	(26)	–	(26)
Reclassified to assets held for sale	16	–	(6)	–	(6)
Balance at December 31, 2021		3,046	4,580	2,946	10,572
Acquisitions and other	4	–	334	–	334
Balance at December 31, 2022		**3,046**	**4,914**	**2,946**	**10,906**

Impairment testing

As described in Note 2, *Significant accounting policies*, goodwill is tested annually for impairment or when there is an indication that goodwill may be impaired, by comparing the carrying value of a CGU or group of CGUs to the recoverable amount, where the recoverable amount is the higher of fair value less costs of disposal or value in use.

Recoverable amount

The recoverable amount for each of the Bell Wireless and Bell Wireline group of CGUs is its value in use. The recoverable amount for the Bell Media group of CGUs is its fair value less costs of disposal.

The recoverable amount for our groups of CGUs is determined by discounting five-year cash flow projections derived from business plans reviewed by senior management. The projections reflect management's expectations of revenue, adjusted EBITDA, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance, including any impact from rising interest rates and inflation. Revenue and cost projections for the Bell Media group of CGUs also reflect market participant assumptions.

Cash flows beyond the five-year period are extrapolated using perpetuity growth rates. None of the perpetuity growth rates exceeds the long-term historical growth rates for the markets in which we operate.

The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each CGU or group of CGUs, including any impact from rising interest rates.

The following table shows the key assumptions used to estimate the recoverable amounts of our groups of CGUs.

	Assumptions used	
Groups of CGUs	Perpetuity growth rate	Discount rate
Bell Wireless	0.8%	9.1%
Bell Wireline	1.0%	6.0%
Bell Media	0.9%	9.6%

The recoverable amounts determined in a prior year for the Bell Wireless and Bell Wireline groups of CGUs exceed their corresponding current carrying values by a substantial margin and have been carried forward and used in the impairment test for the current year. We believe that any reasonable possible change in the key assumptions on which the estimates of recoverable amounts of the Bell Wireless and Bell Wireline groups of CGUs are based would not cause their carrying amounts to exceed their recoverable amounts.

For the Bell Media group of CGUs, a decrease of (0.9%) in the perpetuity growth rate or an increase of 0.6% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.

NOTE 23 Trade payables and other liabilities

For the year ended December 31	Note	2022	2021
Trade payables and accruals		**3,602**	2,931
Compensation payable		**607**	622
Maple Leaf Sports and Entertainment Ltd. (MLSE) financial liability [1]	29	**149**	149
Commodity taxes payable		**108**	31
Derivative liabilities	29	**106**	40
Provisions	26	**74**	81
Other current liabilities [2]		**575**	601
Total trade payables and other liabilities		**5,221**	4,455

(1) *Represents BCE's obligation to repurchase the BCE Master Trust Fund's (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other (expense) income in the income statements. Subsequent to year end, BCE repurchased the Master Trust Fund's interest for a cash consideration of $149 million.*

(2) *Includes a $28 million and $82 million liability as at December 31, 2022 and December 31, 2021, respectively, related to committed funding from the Government of Québec.*

NOTE 24 Debt due within one year

For the year ended December 31	Note	Weighted average interest rate at December 31, 2022	2022	2021
Notes payable [1]	29	4.27%	**869**	735
Loans secured by receivables [2]	29	5.19%	**1,588**	900
Long-term debt due within one year [3]	25	4.79%	**1,680**	990
Total debt due within one year			**4,137**	2,625

(1) *Includes commercial paper of $627 million in U.S. dollars ($849 million in Canadian dollars) and $561 million in U.S. dollars ($711 million in Canadian dollars) as at December 31, 2022 and December 31, 2021, respectively, which were issued under our U.S. commercial paper program and have been hedged for foreign currency fluctuations through forward currency contracts. See Note 29, Financial and capital management, for additional details.*

(2) *At December 31, 2022, loans secured by receivables totaled $1,173 million in U.S. dollars ($1,588 million in Canadian dollars) and have been hedged for foreign currency fluctuations through foreign currency forward contracts. At December 31, 2021, loans secured by receivables totaled $900 million in Canadian dollars. See Note 29, Financial and capital management, for additional details.*

(3) *Included in long-term debt due within one year is the current portion of lease liabilities of $930 million and $864 million as at December 31, 2022 and December 31, 2021, respectively.*

Securitized receivables

In 2022, we entered into a new securitization program which replaced our previous securitized trade receivables program and now includes wireless device financing plan receivables. As a result, the maximum amount available under our securitization program increased from $1.3 billion at December 31, 2021 to $2.3 billion at December 31, 2022.

The following table provides further details on our securitized receivables programs during 2022 and 2021.

For the year ended December 31	2022	2021
Average interest rate throughout the year	**3.15%**	1.07%
Securitized receivables	**3,353**	1,701

Similar to the previous program, the securitization program is recorded as a floating rate revolving loan secured by certain receivables. We continue to service trade receivables and wireless device financing plan receivables under the securitization program, which matures in July 2025 unless previously terminated. The lenders' interest in the collection of these receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.

We have provided various credit enhancements in the form of overcollateralization and subordination of our retained interests.

The lenders have no further claim on our other assets if customers do not pay the amounts owed.

In 2021, we terminated our other securitized trade receivables program and repaid the $150 million balance outstanding under the program.

Notes to consolidated financial statements

Credit facilities

Bell Canada may issue notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3 billion in either Canadian or U.S. currency provided that at no time shall such maximum amount of notes exceed $3.5 billion in Canadian currency, which equals the aggregate amount available under Bell Canada's committed supporting revolving and expansion credit facilities as at December 31, 2022. The total amount of the net available committed revolving and expansion credit facilities may be drawn at any time.

The table below is a summary of our total bank credit facilities at December 31, 2022.

	Total available	Drawn	Letters of credit	Commercial paper outstanding	Net available
Committed credit facilities					
Unsecured revolving and expansion credit facilities [1] [2]	3,500	–	–	849	2,651
Unsecured non-revolving credit facilities [3]	647	–	–	–	647
Other	106	–	96	–	10
Total committed credit facilities	4,253	–	96	849	3,308
Total non-committed credit facilities	1,939	–	808	–	1,131
Total committed and non-committed credit facilities	6,192	–	904	849	4,439

(1) *Bell Canada's $2.5 billion committed revolving credit facility expires in August 2027 and its $1 billion committed expansion credit facility expires in August 2025. In 2022, Bell Canada converted its committed credit facilities into a sustainability-linked loan. The amendment introduces a borrowing cost that varies based on Bell's performance of certain sustainability performance targets.*

(2) *As of December 31, 2022, Bell Canada's outstanding commercial paper included $627 million in U.S. dollars ($849 million in Canadian dollars). All of Bell Canada's commercial paper outstanding is included in Debt due within one year.*

(3) *In 2022, Bell Canada entered into two 30-year senior unsecured non-revolving credit facilities in the aggregate principal amount of up to $647 million to partly fund the expansion of its broadband networks as part of government subsidy programs.*

Restrictions

Some of our credit agreements:

• require us to meet specific financial ratios

• require us to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada

We are in compliance with all conditions and restrictions under such credit agreements.

NOTE 25 Long-term debt

For the year ended December 31	Note	Weighted average interest rate at December 31, 2022	Maturity	2022	2021
Debt securities					
1997 trust indenture [1]		3.82%	2023–2051	16,747	16,750
1976 trust indenture		9.38%	2027–2054	975	975
2011 trust indenture		4.00%	2024	225	225
2016 U.S. trust indenture [2]		3.32%	2024–2052	6,525	5,188
1996 trust indenture (subordinated)		8.21%	2026–2031	275	275
Lease liabilities		4.53%	2023–2068	4,402	4,309
Other				449	438
Total debt				29,598	28,160
Net unamortized discount				(34)	(26)
Unamortized debt issuance costs				(101)	(96)
Less:					
Amount due within one year	24			(1,680)	(990)
Total long-term debt				27,783	27,048

(1) *At December 31, 2022, $500 million has been swapped from fixed to floating using interest rate swaps. See Note 29, Financial and capital management for additional details.*

(2) *At December 31, 2022 and 2021, notes issued under the 2016 U.S. trust indenture totaled $4,850 million and $4,100 million in U.S. dollars, respectively, and have been hedged for foreign currency fluctuations through cross currency interest rate swaps, including $600 million in U.S. dollars which has been swapped from fixed to floating. See Note 29, Financial and capital management, for additional details.*

Bell Canada's debt securities have been issued in Canadian dollars with the exception of debt securities issued under the 2016 U.S. trust indenture, which have been issued in U.S. dollars. All debt securities were issued at a fixed interest rate. We have entered into interest rate swaps and cross currency interest rate swaps as disclosed above.

Restrictions

Some of our debt agreements:

• impose covenants and new issue tests

• require us to make an offer to repurchase certain series of debt securities upon the occurrence of a change of control event as defined in the relevant debt agreements

We are in compliance with all conditions and restrictions under such debt agreements.

In Q4 2021, Bell Canada successfully completed a proxy solicitation and obtained the necessary approval from debenture holders to make certain amendments under its 1976 trust indenture, including the deletion of covenants that required Bell Canada to meet certain financial ratio tests when issuing long-term debt.

All outstanding debt securities have been issued under trust indentures, are unsecured and have been guaranteed by BCE. All debt securities have been issued in series and certain series are redeemable at Bell Canada's option prior to maturity at the prices, times and conditions specified for each series.

2022

On November 10, 2022, Bell Canada issued, under its 1997 trust indenture, 5.85% Series M-57 medium-term note (MTN) Debentures, with a principal amount of $1 billion, which mature on November 10, 2032.

On March 16, 2022, Bell Canada redeemed, prior to maturity, its 3.35% Series M-26 MTN debentures, having an outstanding principal amount of $1 billion, which were due on March 22, 2023. As a result, for the year ended December 31, 2022, we recognized early debt redemption charges of $18 million, which were recorded in *Other (expense) income* in the income statement.

On February 11, 2022, Bell Canada issued, under its 2016 trust indenture, 3.65% Series US-7 Notes, with a principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars), which mature on August 15, 2052. The Series US-7 Notes have been hedged for foreign currency fluctuations through cross currency interest rate swaps. See Note 29, *Financial and capital management*, for additional details.

Subsequent to year end, on February 9, 2023, Bell Canada issued, under its 1997 trust indenture, 4.55% Series M-58 MTN debentures, with a principal amount of $1,050 million, which mature on February 9, 2030. Additionally, on the same date, Bell Canada issued, under its 1997 trust indenture, 5.15% Series M-59 MTN Debentures, with a principal amount of $450 million, which mature on February 9, 2053.

2021

On August 12, 2021, Bell Canada issued, under its 2016 trust indenture, 2.15% Series US-5 Notes, with a principal amount of $600 million in U.S. dollars ($755 million in Canadian dollars), which mature on February 15, 2032, and 3.20% Series US-6 Notes, with a principal amount of $650 million in U.S. dollars ($818 million in Canadian dollars), which mature on February 15, 2052.

On May 28, 2021, Bell Canada issued, under its 1997 trust indenture, 2.20% Series M-56 MTN debentures, with a principal amount of $500 million, which mature on May 29, 2028. This issue constitutes Bell Canada's first sustainability bond offering.

On April 19, 2021, Bell Canada redeemed, prior to maturity, its 3.00% Series M-40 MTN debentures, having an outstanding principal amount of $1.7 billion, which were due on October 3, 2022.

On March 17, 2021, Bell Canada issued, under its 1997 trust indenture, 3.00% Series M-54 MTN debentures, with a principal amount of $1 billion, which mature on March 17, 2031, and 4.05% Series M-55 MTN debentures, with a principal amount of $550 million, which mature on March 17, 2051.

Additionally, on March 17, 2021, Bell Canada issued, under its 2016 trust indenture, 0.75% Series US-3 Notes, with a principal amount of $600 million in U.S. dollars ($747 million in Canadian dollars), which mature on March 17, 2024, and 3.65% Series US-4 Notes, with a principal amount of $500 million in U.S. dollars ($623 million in Canadian dollars), which mature on March 17, 2051.

The Series US-3, Series US-4, Series US-5 and Series US-6 Notes (collectively, the Notes) have been hedged for foreign currency fluctuations through cross currency interest rate swaps. See Note 29, *Financial and capital management*, for additional details.

For the year ended December 31, 2021, we recognized early debt redemption costs of $53 million, which were recorded in *Other (expense) income* in the income statement.

NOTE 26 Provisions

For the year ended December 31	Note	AROs	Other [1]	Total
January 1, 2022		182	226	408
Additions		12	38	50
Usage		(4)	(38)	(42)
Reversals		(25)	(29)	(54)
December 31, 2022		**165**	**197**	**362**
Current	23	28	46	74
Non-current	28	137	151	288
December 31, 2022		**165**	**197**	**362**

(1) *Other includes environmental, legal, vacant space and other provisions.*

AROs reflect management's best estimates of expected future costs to restore current leased premises to their original condition prior to lease inception. Cash outflows associated with our ARO liabilities are generally expected to occur at the restoration dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will be ultimately required for these sites is uncertain.

NOTE 27 Post-employment benefit plans

Post-employment benefit plans cost

We provide pension and other benefits for most of our employees. These include DB pension plans, DC pension plans and OPEBs.

We operate our DB and DC pension plans under applicable Canadian and provincial pension legislation, which prescribes minimum and maximum DB funding requirements. Plan assets are held in trust, and the oversight of governance of the plans, including investment decisions, contributions to DB plans and the selection of the DC plans investment options offered to plan participants, lies with the Risk and Pension Fund Committee, a committee of our board of directors.

The interest rate risk is managed using a liability matching approach, which reduces the exposure of the DB plans to a mismatch between investment growth and obligation growth.

The longevity risk is managed using a longevity swap, which reduces the exposure of the DB plans to an increase in life expectancy.

Components of post-employment benefit plans service cost

For the year ended December 31	2022	2021
DB pension	(193)	(223)
DC pension	(118)	(113)
OPEBs	(2)	(2)
Less:		
Capitalized benefit plans cost	64	72
Total post-employment benefit plans service cost	**(249)**	**(266)**

Components of post-employment benefit plans financing income (cost)

For the year ended December 31	2022	2021
DB pension	84	11
OPEBs	(33)	(31)
Total net return (interest) on post-employment benefit plans	**51**	**(20)**

The statements of comprehensive income include the following amounts before income taxes.

	2022	2021
Cumulative gains (losses) recognized directly in equity, January 1	419	(2,014)
Actuarial gains in *other comprehensive income* [1]	894	3,020
Increase in the effect of the asset limit in *other comprehensive income* [2]	(328)	(587)
Cumulative gains recognized directly in equity, December 31	**985**	**419**

(1) *The cumulative actuarial gains recognized in the statement of comprehensive income are $1,699 million at December 31, 2022.*
(2) *The cumulative increase in the effect of the asset limit recognized in the statement of comprehensive income is $714 million at December 31, 2022.*

Components of post-employment benefit assets (obligations)

The following table shows the change in post-employment benefit obligations and the fair value of plan assets.

	DB pension plans		OPEB plans		Total	
	2022	2021	2022	2021	2022	2021
Post-employment benefit obligations, January 1	(24,544)	(27,149)	(1,457)	(1,600)	(26,001)	(28,749)
Current service cost	(193)	(223)	(2)	(2)	(195)	(225)
Interest on obligations	(770)	(697)	(44)	(39)	(814)	(736)
Actuarial gains [1]	4,856	2,137	294	113	5,150	2,250
Benefit payments	1,366	1,396	70	71	1,436	1,467
Employee contributions	(9)	(9)	–	–	(9)	(9)
Other	(1)	1	1	–	–	1
Post-employment benefit obligations, December 31	(19,295)	(24,544)	(1,138)	(1,457)	(20,433)	(26,001)
Fair value of plan assets, January 1	28,040	27,785	351	344	28,391	28,129
Expected return on plan assets [2]	875	708	11	8	886	716
Actuarial (losses) gains [1]	(4,227)	766	(29)	4	(4,256)	770
Benefit payments	(1,366)	(1,396)	(70)	(71)	(1,436)	(1,467)
Employer contributions	81	168	64	65	145	233
Employee contributions	9	9	–	–	9	9
Transfers to DC plans	(57)	–	–	–	(57)	–
Other	–	–	–	1	–	1
Fair value of plan assets, December 31	23,355	28,040	327	351	23,682	28,391
Plan asset (deficit)	4,060	3,496	(811)	(1,106)	3,249	2,390
Effect of asset limit	(980)	(652)	–	–	(980)	(652)
Interest on effect of asset limit	(21)	–	–	–	(21)	–
Post-employment benefit asset (liability), December 31	3,059	2,844	(811)	(1,106)	2,248	1,738
Post-employment benefit assets	3,559	3,472	–	–	3,559	3,472
Post-employment benefit obligations	(500)	(628)	(811)	(1,106)	(1,311)	(1,734)

(1) *Actuarial (losses) gains include experience losses of ($4,729) million in 2022 and gains of $907 million in 2021.*
(2) *The actual (loss) return on plan assets was ($3,370) million or (11.6%) in 2022 and $1,486 million or 5.7% in 2021.*

Funded status of post-employment benefit plans

The following table shows the funded status of our post-employment benefit obligations.

	Funded		Partially funded [1]		Unfunded [2]		Total	
For the year ended December 31	2022	2021	2022	2021	2022	2021	2022	2021
Present value of post-employment benefit obligations	(18,741)	(23,872)	(1,461)	(1,840)	(231)	(289)	(20,433)	(26,001)
Fair value of plan assets	23,291	27,979	391	412	–	–	23,682	28,391
Plan surplus (deficit)	4,550	4,107	(1,070)	(1,428)	(231)	(289)	3,249	2,390
Effect of asset limit	(1,001)	(652)	–	–	–	–	(1,001)	(652)
Post-employment benefit asset (liability)	3,549	3,455	(1,070)	(1,428)	(231)	(289)	2,248	1,738

(1) *The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and certain OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.*
(2) *Our unfunded plans consist of certain OPEBs, which are paid as claims are incurred.*

Significant assumptions

We used the following key assumptions to measure the post-employment benefit obligations and the net benefit plans cost for the DB pension plans and OPEB plans. These assumptions are long-term, which is consistent with the nature of post-employment benefit plans.

	DB pension plans and OPEB plans	
For the year ended December 31	2022	2021
Post-employment benefit obligations		
Discount rate	5.3%	3.2%
Rate of compensation increase	2.25%	2.25%
Cost of living indexation rate [1]	1.6%	1.6%
Life expectancy at age 65 (years)	23.3	23.3

(1) *Cost of living indexation rate is only applicable to DB pension plans.*

	DB pension plans and OPEB plans	
For the year ended December 31	2022	2021
Net post-employment benefit plans cost		
Discount rate	3.4%	2.9%
Rate of compensation increase	2.25%	2.25%
Cost of living indexation rate [1]	1.6%	1.6%
Life expectancy at age 65 (years)	23.3	23.2

(1) *Cost of living indexation rate is only applicable to DB pension plans.*

The weighted average duration of the post-employment benefit obligation is 11 years.

We assumed the following trend rates in healthcare costs:

- an annual increase in the cost of medication of 6.5% for 2022 decreasing to 4.0% over 20 years
- an annual increase in the cost of covered dental benefits of 4%
- an annual increase in the cost of covered hospital benefits of 3.7%
- an annual increase in the cost of other covered healthcare benefits of 4%

Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans.

The following table shows the effect of a 1% change in the assumed trend rates in healthcare costs.

Effect on post-employment benefits – increase/(decrease)	1% increase	1% decrease
Total service and interest cost	3	(3)
Post-employment benefit obligations	75	(65)

Sensitivity analysis

The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		Impact on net post-employment benefit plans cost for 2022 – increase/(decrease)		Impact on post-employment benefit obligations at December 31, 2022 – increase/(decrease)	
	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5%	(83)	72	(1,022)	1,123
Cost of living indexation rate	0.5%	46	(38)	907	(752)
Life expectancy at age 65	1 year	29	(31)	612	(634)

Post-employment benefit plan assets

The investment strategy for the post-employment benefit plan assets is to maintain a diversified portfolio of assets invested in a prudent manner to maintain the security of benefits.

The following table shows the target allocations for 2022 and the allocation of our post-employment benefit plan assets at December 31, 2022 and 2021.

	Weighted average target allocation	Total plan assets fair value	
Asset category	2022	December 31, 2022	December 31, 2021
Equity securities	0%–40%	15%	16%
Debt securities [1]	50%–100%	52%	61%
Alternative investments [1]	0%–50%	33%	23%
Total		100%	100%

(1) *We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.*

The following table shows the fair value of the DB pension plan assets for each category.

For the year ended December 31	2022	2021
Observable markets data		
Equity securities		
Canadian	**824**	952
Foreign	**2,555**	3,436
Debt securities		
Canadian	**9,904**	13,643
Foreign [1]	**1,537**	2,033
Money market	**739**	1,466
Non-observable markets inputs		
Alternative investments		
Private equities [1]	**1,017**	976
Hedge funds	**1,374**	1,208
Real estate and infrastructure [1]	**4,297**	3,576
Private debt [1]	**1,048**	695
Other	**60**	55
Total	**23,355**	28,040

(1) *We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.*

Equity securities included approximately $11 million of BCE common shares, or 0.05% of total plan assets, at December 31, 2022 and $3 million of BCE common shares, or 0.01% of total plan assets, at December 31, 2021.

Debt securities included approximately $85 million of Bell Canada debentures, or 0.40% of total plan assets, at December 31, 2022 and approximately $85 million of Bell Canada debentures, or 0.30% of total plan assets, at December 31, 2021.

Alternative investments included an investment in MLSE of $149 million, or 0.64% of total plan assets, at December 31, 2022 and $149 million, or 0.53% of total plan assets, at December 31, 2021. Subsequent to year end, BCE repurchased the Master Trust Fund's interest for a cash consideration of $149 million.

The Bell Canada pension plan has an investment arrangement which hedges part of its exposure to potential increases in longevity, which covers approximately $4 billion of post-employment benefit obligations. The fair value of the arrangement is included within other alternative investments.

Cash flows

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory authorities. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits. Changes in these factors could cause actual future contributions to differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future, which could have a negative effect on our liquidity and financial performance.

We contribute to the DC pension plans as employees provide service.

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under OPEB plans.

	DB plans		DC plans		OPEB plans	
For the year ended December 31	2022	2021	2022	2021	2022	2021
Contributions/payments	**(81)**	(168)	**(59)**	(114)	**(64)**	(65)

We expect to contribute approximately $50 million to our DB pension plans in 2023, subject to actuarial valuations being completed. We expect to contribute approximately $10 million to the DC pension plans and to pay approximately $75 million to beneficiaries under OPEB plans in 2023.

NOTE 28 Other non-current liabilities

For the year ended December 31	Note	2022	2021
Provisions	26	**288**	327
Long-term disability benefits obligation		**260**	327
Derivative liabilities	29	**191**	43
Other		**331**	306
Total other non-current liabilities		**1,070**	1,003

NOTE 29 Financial and capital management

Financial management

Management's objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk and equity price risk.

Derivatives

We use derivative instruments to manage our exposure to foreign currency risk, interest rate risk, commodity price risk and changes in the price of BCE common shares.

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that may be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values may not be the net amounts that would be realized if these instruments were settled.

The carrying values of our cash and cash equivalents, trade and other receivables, dividends payable, trade payables and accruals, compensation payable, interest payable, notes payable and loans secured by receivables approximate fair value as they are short-term. The carrying value of wireless device financing plan receivables approximates fair value given that their average remaining duration is short and the carrying value is reduced by an allowance for doubtful accounts and an allowance for revenue adjustments.

The following table provides the fair value details of other financial instruments measured at amortized cost in the statements of financial position.

| | | | | December 31, 2022 | | December 31, 2021 | |
	Classification	Fair value methodology	Note	Carrying value	Fair value	Carrying value	Fair value
Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	24, 25	25,061	23,026	23,729	26,354

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

| | | | | Fair value | | |
	Classification	Note	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2) [1]	Non-observable market inputs (level 3) [2]
December 31, 2022						
Publicly-traded and privately-held investments [3]	Other non-current assets	21	215	9	–	206
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		72	–	72	–
MLSE financial liability [4]	Trade payables and other liabilities	23	(149)	–	–	(149)
Other	Other non-current assets and liabilities		108	–	184	(76)
December 31, 2021						
Publicly-traded and privately-held investments [3]	Other non-current assets	21	183	24	–	159
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		279	–	279	–
MLSE financial liability [4]	Trade payables and other liabilities	23	(149)	–	–	(149)
Other	Other non-current assets and liabilities		122	–	185	(63)

(1) *Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.*

(2) *Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.*

(3) *Unrealized gains and losses are recorded in* Other comprehensive income *in the statements of comprehensive income and are reclassified from* Accumulated other comprehensive (loss) income *to the deficit in the statements of financial position when realized.*

(4) *Represents BCE's obligation to repurchase the Master Trust Fund's 9% interest in MLSE at a price not less than an agreed minimum price, should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in* Other (expense) income *in the income statements. Subsequent to year end, BCE repurchased the Master Trust Fund's interest for a cash consideration of $149 million.*

Credit risk

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position.

We are exposed to credit risk if counterparties to our trade receivables, including wireless device financing plan receivables, and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. There was minimal credit risk relating to derivative instruments at December 31, 2022 and 2021. We deal with institutions that have investment-grade credit ratings and we expect that they will be able to meet their obligations. We regularly monitor our credit risk and credit exposure, and consider, among other factors, the effects of rising interest rates and inflation.

The following table provides the change in allowance for doubtful accounts for trade receivables, including the current portion of wireless device financing plan receivables.

	Note	2022	2021
Balance, January 1		(136)	(149)
Additions		(109)	(83)
Usage and reversals		116	96
Balance, December 31	12	(129)	(136)

In many instances, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

The following table provides further details on trade receivables, net of allowance for doubtful accounts.

At December 31	2022	2021
Trade receivables not past due	3,215	2,958
Trade receivables past due		
Under 60 days	434	420
60 to 120 days	253	284
Over 120 days	71	45
Trade receivables, net of allowance for doubtful accounts	3,973	3,707

The following table provides the change in allowance for doubtful accounts for contract assets.

	Note	2022	2021
Balance, January 1		(20)	(59)
Additions		(20)	(9)
Usage and reversals		21	48
Balance, December 31		(19)	(20)
Current		(7)	(6)
Non-current		(12)	(14)
Balance, December 31	14	(19)	(20)

Liquidity risk

Our cash and cash equivalents, cash flows from operations and possible capital markets financing are expected to be sufficient to fund our operations and fulfill our obligations as they become due. Should our cash requirements exceed the above sources of cash, we would expect to cover such a shortfall by drawing on existing committed bank facilities and new ones, to the extent available.

The following table is a maturity analysis for recognized financial liabilities at December 31, 2022 for each of the next five years and thereafter.

At December 31, 2022	Note	2023	2024	2025	2026	2027	Thereafter	Total
Long-term debt	25	750	2,103	2,174	1,582	1,724	16,863	25,196
Notes payable	24	869	–	–	–	–	–	869
Lease liabilities [1]	25	1,111	923	561	515	320	1,932	5,362
Loan secured by receivables	24	1,588	–	–	–	–	–	1,588
Interest payable on long-term debt, notes payable and loan secured by receivables		1,100	931	877	825	787	9,833	14,353
Net payments (receipts) on cross currency interest rate swaps		36	(45)	5	4	4	(141)	(137)
MLSE financial liability [2]	23	149	–	–	–	–	–	149
Total		**5,603**	**3,912**	**3,617**	**2,926**	**2,835**	**28,487**	**47,380**

(1) *Includes imputed interest of $960 million.*

(2) *Represents BCE's obligation to repurchase the Master Trust Fund's 9% interest in MLSE at a price not less than an agreed minimum price, should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other (expense) income in the income statements. Subsequent to year end, BCE repurchased the Master Trust Fund's interest for a cash consideration of $149 million.*

We are also exposed to liquidity risk for financial liabilities due within one year as shown in the statements of financial position.

Market risk

Currency exposures

We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and certain foreign currency debt.

In 2022, we entered into cross currency interest rate swaps with a total notional amount of $750 million in U.S. dollars ($954 million in Canadian dollars) to hedge the U.S. currency exposure of our US-7 Notes maturing in 2052. In connection with these swaps, we settled the forward starting interest rate swaps and cross currency basis rate swaps entered into in 2021, each of which had a notional amount of $127 million. See Note 25, *Long-term debt*, for additional details.

At December 31, 2021, we had entered into cross currency interest rate swaps with a total notional amount of $3,500 million in U.S. dollars ($4,511 million in Canadian dollars) to hedge the U.S. currency exposure of our U.S. Notes maturing from 2032 to 2052. See Note 25, *Long-term debt*, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $10 million (loss of $17 million) recognized in net earnings at December 31, 2022 and a gain of $114 million (loss of $105 million) recognized in *Other comprehensive income* at December 31, 2022, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $4 million recognized in *Other comprehensive income* at December 31, 2022, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at December 31, 2022.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item
Cash flow [1]	USD	1,178	CAD	1,607	2023	Loans
Cash flow	USD	632	CAD	852	2023	Commercial paper
Cash flow	USD	796	CAD	989	2023	Anticipated purchases
Cash flow	PHP	2,147	CAD	50	2023	Anticipated purchases
Cash flow	USD	643	CAD	810	2024	Anticipated purchases
Economic	USD	156	CAD	196	2023	Anticipated purchases
Economic – call options	CAD	225	USD	156	2023	Anticipated purchases
Economic – put options	USD	156	CAD	196	2023	Anticipated purchases
Economic – call options	CAD	225	USD	156	2024	Anticipated purchases
Economic – put options	USD	156	CAD	195	2024	Anticipated purchases
Economic – options [2]	USD	120	CAD	153	2024	Anticipated purchases

(1) *Forward contracts to hedge loans secured by receivables under our securitization program. See Note 24,* Debt due within one year, *for additional information.*

(2) *Foreign currency options with a leverage provision and a profit cap limitation.*

Interest rate exposures

In 2022, we sold interest rate swaptions with a notional amount of $1,000 million for $9 million to hedge economically the fair value of our Series M-53 MTN debentures. Swaptions of a notional amount of $500 million were exercised at a loss of $7 million and the remaining swaptions matured unexercised. The resulting interest rate swaps of a notional amount of $500 million mature in 2027 and have been designated to hedge the fair value of our Series M-53 MTN debentures. The fair value of these interest rate swaps at December 31, 2022 is a liability of $14 million recognized in *Trade payables and other liabilities* and *Other non-current liabilities* in the statements of financial position.

In 2022, we entered into cross currency basis rate swaps maturing in 2023 with a notional amount of $638 million to hedge economically the basis rate exposure on future debt issuances. The fair value of these cross currency basis rate swaps at December 31, 2022 is a liability of $33 million recognized in *Trade payables and other liabilities* in the statements of financial position.

In 2021, we entered into cross currency interest rate swaps with a notional amount of $600 million in U.S. dollars ($748 million in Canadian dollars) to hedge the interest exposure of our U.S. Notes maturing in 2024. See Note 25, *Long-term debt*, for additional details.

We use leveraged interest rate options to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021 for the periods ending in 2026. The fair value of these leveraged interest rate options at December 31, 2022 and December 31, 2021 was a liability of $1 million and $2 million, respectively, recognized in *Trade payables and other liabilities* and *Other non-current*

liabilities in the statements of financial position. A gain of $1 million and $15 million for the year ended December 31, 2022 and December 31, 2021, respectively, relating to these leveraged interest rate options is recognized in *Other (expense) income* in the income statements.

A 1% increase (decrease) in interest rates would result in a loss of $24 million (gain of $23 million) recognized in net earnings at December 31, 2022, with all other variables held constant.

A 0.1% increase (decrease) in cross currency basis swap rates would result in a gain (loss) of $9 million recognized in net earnings at December 31, 2022, with all other variables held constant.

Equity price exposures

We use equity forward contracts on BCE's common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. See Note 31, *Share-based payments*, for details on our share-based payment arrangements. The fair value of our equity forward contracts at December 31, 2022 and December 31, 2021 was a net liability of $48 million and a net asset of $130 million, respectively, recognized in *Other current assets*, *Trade payables and other liabilities*, *Other non-current assets* and *Other non-current liabilities* in the statements of financial position. A loss of $53 million and a gain of $278 million for the year ended December 31, 2022 and 2021, respectively, relating to these equity forward contracts is recognized in *Other (expense) income* in the income statements.

A 5% increase (decrease) in the market price of BCE's common shares would result in a gain (loss) of $33 million recognized in net earnings at December 31, 2022, with all other variables held constant.

Capital management

We have various capital policies, procedures and processes which are utilized to achieve our objectives for capital management. These include optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.

Our definition of capital includes equity attributable to BCE shareholders, debt, and cash and cash equivalents.

The key ratios that we use to monitor and manage our capital structure are a net debt leverage ratio [1] and an adjusted EBITDA to adjusted net interest expense ratio [2]. In 2022 and 2021, our net debt leverage ratio target range was 2.0 to 2.5 times adjusted EBITDA and our adjusted EBITDA to adjusted net interest expense ratio target was greater than 7.5 times. At December 31, 2022, we had exceeded the limit of our internal net debt leverage ratio target range by 0.80.

We use, and believe that certain investors and analysts use, our net debt leverage ratio and adjusted EBITDA to adjusted net interest expense ratio as measures of financial leverage and health of the company.

The following table provides a summary of our key ratios.

At December 31	2022	2021
Net debt leverage ratio	3.30	3.17
Adjusted EBITDA to adjusted net interest expense ratio	8.50	8.77

On February 1, 2023, the board of directors of BCE approved an increase of 5.2% in the annual dividend on BCE's common shares, from $3.68 to $3.87 per common share.

On February 2, 2022, the board of directors of BCE approved an increase of 5.1% in the annual dividend on BCE's common shares, from $3.50 to $3.68 per common share.

In Q4 2022, BCE renewed its normal course issuer bid program (NCIB) with respect to its First Preferred Shares. See Note 30, *Share capital*, for additional details.

(1) *Our net debt leverage ratio represents net debt divided by adjusted EBITDA. We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in our statements of financial position. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.*

(2) *Our adjusted EBITDA to adjusted net interest expense ratio represents adjusted EBITDA divided by adjusted net interest expense. We define adjusted net interest expense as twelve-month trailing net interest expense as shown in our statements of cash flows plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our income statements. For the purposes of calculating our adjusted EBITDA to adjusted net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.*

NOTE 30 Share capital

Preferred shares

BCE's articles of amalgamation, as amended, provide for an unlimited number of First Preferred Shares and Second Preferred Shares, all without par value. The terms set out in the articles authorize BCE's directors to issue the shares in one or more series and to set the number of shares and the conditions for each series.

The following table provides a summary of the principal terms of BCE's First Preferred Shares as at December 31, 2022. There were no Second Preferred Shares issued and outstanding at December 31, 2022. BCE's articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

Series	Annual dividend rate	Convertible into	Conversion date	Redemption date	Redemption price	Number of shares issued and outstanding	Stated capital December 31, 2022	December 31, 2021
Q	floating	Series R	December 1, 2030		$25.50	–	–	–
R [1]	3.018%	Series Q	December 1, 2025	December 1, 2025	$25.00	7,992,000	**200**	200
S	floating	Series T	November 1, 2026	At any time	$25.50	2,125,067	**53**	53
T [1]	4.99%	Series S	November 1, 2026	November 1, 2026	$25.00	5,820,633	**146**	147
Y	floating	Series Z	December 1, 2027	At any time	$25.50	7,009,252	**175**	202
Z [1]	5.346%	Series Y	December 1, 2027	December 1, 2027	$25.00	2,973,348	**74**	48
AA [1]	4.94%	Series AB	September 1, 2027	September 1, 2027	$25.00	12,254,761	**312**	291
AB	floating	Series AA	September 1, 2027	At any time	$25.50	7,664,939	**195**	219
AC [1]	4.38%	Series AD	March 1, 2023	March 1, 2023	$25.00	10,007,791	**255**	256
AD	floating	Series AC	March 1, 2023	At any time	$25.50	9,951,109	**254**	254
AE	floating	Series AF	February 1, 2025	At any time	$25.50	6,460,913	**162**	163
AF [1]	3.865%	Series AE	February 1, 2025	February 1, 2025	$25.00	9,472,387	**237**	237
AG [1]	3.37%	Series AH	May 1, 2026	May 1, 2026	$25.00	8,921,530	**223**	224
AH	floating	Series AG	May 1, 2026	At any time	$25.50	4,987,870	**125**	125
AI [1]	3.39%	Series AJ	August 1, 2026	August 1, 2026	$25.00	9,477,640	**237**	238
AJ	floating	Series AI	August 1, 2026	At any time	$25.50	4,454,760	**111**	112
AK [1]	3.306%	Series AL	December 31, 2026	December 31, 2026	$25.00	23,119,512	**578**	580
AL [2]	floating	Series AK	December 31, 2026	At any time		1,797,188	**45**	45
AM [1]	2.939%	Series AN	March 31, 2026	March 31, 2026	$25.00	10,422,778	**239**	239
AN [2]	floating	Series AM	March 31, 2026	At any time		1,052,822	**24**	24
AO [3]	fixed	Series AP				–	–	118
AP [3]	floating	Series AO				–	–	–
AQ [1]	4.812%	Series AR	September 30, 2023	September 30, 2023	$25.00	9,108,800	**225**	228
AR [4]	floating	Series AQ	September 30, 2028			–	–	–
							3,870	4,003

(1) *BCE may redeem each of these series of First Preferred Shares on the applicable redemption date and every five years thereafter.*

(2) *BCE may redeem Series AL and AN First Preferred Shares at $25.00 per share on December 31, 2026 and March 31, 2026, respectively, and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AL or AN First Preferred Shares at $25.50 per share on any date which is not a Series conversion date for the applicable series of First Preferred Shares.*

(3) *On March 31, 2022, BCE redeemed its 4,600,000 issued and outstanding Series AO First Preferred Shares with a stated capital of $118 million for a total cost of $115 million. The remaining $3 million was recorded to contributed surplus.*

(4) *If Series AR First Preferred Shares are issued on September 30, 2023, BCE may redeem such shares at $25.00 per share on September 30, 2028, and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AR First Preferred Shares at $25.50 per share on any date which is not a Series conversion date for such series of First Preferred Shares.*

Normal course issuer bid for BCE First Preferred Shares

On November 3, 2022, BCE announced the renewal of its NCIB to purchase for cancellation up to 10% of the public float of each series of BCE's outstanding First Preferred Shares that are listed on the Toronto Stock Exchange. The NCIB will extend up to November 8, 2023, or an earlier date should BCE complete its purchases under the NCIB.

In 2022, BCE repurchased and canceled 584,300 First Preferred Shares with a stated capital of $15 million for a total cost of $10 million. The remaining $5 million was recorded to contributed surplus.

Subsequent to year end, BCE repurchased and canceled 1,090,400 First Preferred Shares with a stated capital of $27 million for a total cost of $20 million. The remaining $7 million was recorded to contributed surplus.

Voting rights

All of the issued and outstanding First Preferred Shares at December 31, 2022 are non-voting, except under special circumstances when the holders are entitled to one vote per share.

Priority and entitlement to dividends

The First Preferred Shares of all series rank at parity with each other and in priority to all other shares of BCE with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of BCE.

Holders of Series R, T, Z, AA, AC, AF, AG, AI, AK, AM and AQ First Preferred Shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE's articles of amalgamation, as amended.

Holders of Series S, Y, AB, AD, AE, AH and AJ First Preferred Shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE's articles of amalgamation, as amended.

Holders of Series AL and AN First Preferred Shares are entitled to floating cumulative quarterly dividends. The floating dividend rate on these shares is calculated every quarter, as set out in BCE's articles of amalgamation, as amended.

Dividends on all series of First Preferred Shares are paid as and when declared by the board of directors of BCE.

Conversion features

All of the issued and outstanding First Preferred Shares at December 31, 2022 are convertible at the holder's option into another associated series of First Preferred Shares on a one-for-one basis according to the terms set out in BCE's articles of amalgamation, as amended.

Conversion and dividend rate reset of First Preferred Shares

Subsequent to year end, on March 1, 2023, 3,635,351 of BCE's fixed rate Cumulative Redeemable First Preferred Shares, Series AC (Series AC Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AD (Series AD Preferred Shares). In addition, on March 1, 2023, 351,634 of BCE's Series AD Preferred Shares were converted, on a one-for-one basis, into Series AC Preferred Shares.

The annual fixed dividend rate on BCE's Series AC Preferred Shares was reset for the next five years, effective March 1, 2023, at 5.08%. The Series AD Preferred Shares will continue to pay a monthly cash dividend.

Common shares and Class B shares

BCE's articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares, all without par value. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE is liquidated, dissolved or wound up, after payments due to the holders of preferred shares. No Class B shares were outstanding at December 31, 2022 and 2021.

The following table provides details about the outstanding common shares of BCE.

	Note	2022		2021	
		Number of shares	Stated capital	Number of shares	Stated capital
Outstanding, January 1		909,018,871	20,662	904,415,010	20,390
Shares issued under deferred share plan		11,003	1	–	–
Shares issued under employee stock option plan	31	2,952,992	177	4,603,861	272
Outstanding, December 31		**911,982,866**	**20,840**	909,018,871	20,662

Contributed surplus

Contributed surplus in 2022 and 2021 includes premiums in excess of par value upon the issuance of BCE common shares and share-based compensation expense net of settlements.

NOTE 31 Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

For the year ended December 31	2022	2021
ESP	(28)	(30)
RSUs/PSUs	(69)	(59)
Other [1]	(4)	(6)
Total share-based payments	**(101)**	**(95)**

(1) *Includes DSUs and stock options.*

Description of the plans

ESP

The ESP is designed to encourage employees of BCE and its participating subsidiaries to own shares of BCE. Employees can choose to have up to 12% of their eligible annual earnings withheld through regular payroll deductions for the purchase of BCE common shares. In some cases, the employer also contributes up to 2% of the employee's eligible annual earnings to the plan. Dividends are credited to the participant's account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. Employer contributions to the ESP and related dividends are subject to employees holding their shares for a two-year vesting period.

The trustee of the ESP buys BCE common shares for the participants on the open market, by private purchase or from treasury. BCE determines the method the trustee uses to buy the shares.

At December 31, 2022, 4,360,087 common shares were authorized for issuance from treasury under the ESP. At December 31, 2022 and 2021, there were 1,028,161 and 1,108,211 unvested employer ESP contributions, respectively.

RSUs/PSUs

RSUs/PSUs are granted to executives and other eligible employees. Dividends in the form of additional RSUs/PSUs are credited to the participant's account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. Executives and other eligible employees are granted a specific number of RSUs/PSUs for a given performance period based mainly on their level and position. RSUs/PSUs vest fully after three years of continuous employment from the date of grant and if performance objectives are met for certain PSUs, as determined by the board of directors.

The following table summarizes RSUs/PSUs outstanding at December 31, 2022 and 2021.

Number of RSUs/PSUs	2022	2021
Outstanding, January 1	3,085,667	2,973,393
Granted [1]	1,016,211	1,178,794
Dividends credited	173,100	175,516
Settled	(1,061,392)	(1,135,128)
Forfeited	(89,399)	(106,908)
Outstanding, December 31	**3,124,187**	3,085,667
Vested, December 31 [2]	**887,158**	1,000,394

(1) *The weighted average fair value of the RSUs/PSUs granted was $66 in 2022 and $60 in 2021.*

(2) *The RSUs/PSUs vested on December 31, 2022 were fully settled in February 2023 with BCE common shares and/or DSUs.*

DSUs

Eligible bonuses and RSUs/PSUs may be paid in the form of DSUs when executives or other eligible employees elect or are required to participate in the plan. The value of a DSU at the issuance date is equal to the value of one BCE common share. For non-management directors, compensation is paid in DSUs until the minimum share ownership requirement is met; thereafter, at least 50% of their compensation is paid in DSUs. There are no vesting requirements relating to DSUs. Dividends in the form of additional DSUs are credited to the participant's account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. DSUs are settled when the holder leaves the company.

At December 31, 2022 and 2021, there were 3,321,167 and 3,365,433 DSUs outstanding, respectively.

Stock options

Under BCE's long-term incentive plans, BCE may grant options to executives to buy BCE common shares. The subscription price of a grant is based on the higher of:

- the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant
- the volume-weighted average of the trading price for the last five consecutive trading days ending on the trading day immediately prior to the effective date of the grant

At December 31, 2022, in addition to the stock options outstanding, 4,484,643 common shares were authorized for issuance under these plans. Options vest fully after three years of continuous employment from the date of grant. All options become exercisable when they vest and can be exercised for a period of seven years from the date of grant for options granted prior to 2019 and ten years from the date of grant for options granted since 2019.

The following table summarizes stock options outstanding at December 31, 2022 and 2021.

	Note	2022 Number of options	2022 Weighted average exercise price ($)	2021 Number of options	2021 Weighted average exercise price ($)
Outstanding, January 1		10,778,724	60	15,650,234	59
Exercised [1]	30	(2,952,992)	58	(4,603,861)	57
Forfeited or expired		(23,624)	65	(267,649)	60
Outstanding, December 31		**7,802,108**	**61**	10,778,724	60
Exercisable, December 31		**4,539,188**	**58**	4,316,424	58

(1) *The weighted average market share price for options exercised was $69 in 2022 and $64 in 2021.*

The following table provides additional information about BCE's stock option plans at December 31, 2022 and 2021.

| | Stock options outstanding | | | | | |
| | 2022 | | | 2021 | | |
Range of exercise prices	Number	Weighted average remaining life (years)	Weighted average exercise price ($)	Number	Weighted average remaining life (years)	Weighted average exercise price ($)
$50–$59	4,510,298	4	58	7,442,442	4	58
$60 & above	3,291,810	7	65	3,336,282	8	65
	7,802,108	5	61	10,778,724	6	60

NOTE 32 Additional cash flow information

The following table provides a reconciliation of changes in liabilities arising from financing activities.

	Note	Debt due within one year and long-term debt	Derivative to hedge foreign currency on debt [1]	Dividends payable	Other liabilities	Total
January 1, 2022		**29,673**	**79**	**811**	**82**	**30,645**
Cash flows from (used in) financing activities						
Increase in notes payable		42	69	–	–	111
Issue of long-term debt		1,951	–	–	–	1,951
Repayment of long-term debt		(2,023)	–	–	–	(2,023)
Cash dividends paid on common and preferred shares		–	–	(3,448)	–	(3,448)
Cash dividends paid by subsidiaries to non-controlling interests	36	–	–	(39)	–	(39)
Increase in securitized receivables		700	–	–	–	700
Other financing activities		(13)	–	–	(18)	(31)
Total cash flows from (used in) financing activities excluding equity		**657**	**69**	**(3,487)**	**(18)**	**(2,779)**
Non-cash changes arising from						
Increase in lease liabilities		1,008	–	–	–	1,008
Dividends declared on common and preferred shares		–	–	3,508	–	3,508
Dividends declared by subsidiaries to non-controlling interests		–	–	39	–	39
Effect of changes in foreign exchange rates		437	(437)	–	–	–
Business acquisition		8	–	–	–	8
Business disposition		(14)	–	–	–	(14)
Other		151	(18)	(4)	(36)	93
Total non-cash changes		**1,590**	**(455)**	**3,543**	**(36)**	**4,642**
December 31, 2022		**31,920**	**(307)**	**867**	**28**	**32,508**

(1) *Included in* Other current assets, Trade payables and other liabilities *and* Other non-current liabilities *in the statement of financial position.*

	Note	Debt due within one year and long-term debt	Derivative to hedge foreign currency on debt [1]	Dividends payable	Other liabilities	Total
January 1, 2021		26,323	66	766	–	27,155
Cash flows from (used in) financing activities						
Increase (decrease) in notes payable		378	(27)	–	–	351
Issue of long-term debt		4,985	–	–	–	4,985
Repayment of long-term debt		(2,751)	–	–	–	(2,751)
Cash dividends paid on common and preferred shares		–	–	(3,257)	–	(3,257)
Cash dividends paid by subsidiaries to non-controlling interests	36	–	–	(86)	–	(86)
Decrease in securitized trade receivables		(150)	–	–	–	(150)
Other financing activities		(36)	13	–	42	19
Total cash flows from (used in) financing activities excluding equity		2,426	(14)	(3,343)	42	(889)
Non-cash changes arising from						
Increase in lease liabilities		787	–	–	–	787
Dividends declared on common and preferred shares		–	–	3,306	–	3,306
Dividends declared by subsidiaries to non-controlling interests		–	–	87	–	87
Effect of changes in foreign exchange rates		(23)	23	–	–	–
Business acquisitions		12	–	–	–	12
Other		148	4	(5)	40	187
Total non-cash changes		924	27	3,388	40	4,379
December 31, 2021		29,673	79	811	82	30,645

(1) *Included in* Other current assets, Other non-current assets *and* Trade payables and other liabilities *in the statement of financial position.*

NOTE 33 Remaining performance obligations

The following table shows revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at December 31, 2022.

	2023	2024	2025	2026	2027	Thereafter	Total
Wireline	1,343	1,090	739	461	181	472	4,286
Wireless	1,482	647	40	1	–	–	2,170
Total	**2,825**	**1,737**	**779**	**462**	**181**	**472**	**6,456**

When estimating minimum transaction prices allocated to the remaining unfulfilled, or partially unfulfilled, performance obligations, BCE applied the practical expedient to not disclose information about remaining performance obligations that have an original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer.

NOTE 34 Commitments and contingencies

Commitments

The following table is a summary of our contractual obligations at December 31, 2022 that are due in each of the next five years and thereafter.

	2023	2024	2025	2026	2027	Thereafter	Total
Commitments for property, plant and equipment and intangible assets	2,015	1,392	1,052	516	216	949	6,140
Purchase obligations	602	458	443	560	276	955	3,294
Leases committed not yet commenced	14	21	16	16	17	96	180
Total	**2,631**	**1,871**	**1,511**	**1,092**	**509**	**2,000**	**9,614**

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

Our commitments for leases not yet commenced include real estate, OOH advertising spaces and fibre use. These leases are non-cancellable.

Contingencies

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016.

The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc., Bragg Communications Inc. (Eastlink), Rogers Communications Canada Inc., Shaw Communications Inc. and Videotron Ltée) and Telus Communications Inc., the CRTC issued Decision 2021-182 on May 27, 2021, which mostly reinstated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in Q2 2021, we recorded a reduction in revenue of $44 million in our income statement.

While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC's long-running review of wholesale Internet rates and ensures a better climate for much-needed investment in advanced networks. The largest reseller, TekSavy Solutions Inc. (TekSavy), obtained leave to appeal the CRTC's decision of May 27, 2021 before the Federal Court of Appeal. The decision was also challenged in three petitions brought by TekSavy, the Canadian Network Operators Consortium Inc. and National Capital Freenet before Cabinet, but on May 26, 2022, Cabinet announced it would not alter the decision.

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management's assessment of the merits of the claims and legal proceedings pending at March 2, 2023, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

NOTE 35   Related party transactions

Subsidiaries

The following table shows BCE's significant subsidiaries at December 31, 2022. BCE has other subsidiaries which have not been included in the table as each represents less than 10% individually and less than 20% in aggregate of total consolidated revenues.

All of these significant subsidiaries are incorporated in Canada and provide services to each other in the normal course of operations. The value of these transactions is eliminated on consolidation.

	Ownership percentage	
Subsidiary	2022	2021
Bell Canada	100%	100%
Bell Mobility Inc.	100%	100%
Bell Media Inc.	100%	100%

Transactions with joint arrangements and associates

During 2022 and 2021, BCE provided communication services and received programming content and other services in the normal course of business on an arm's length basis to and from its joint arrangements and associates. Our joint arrangements and associates include MLSE, Glentel Inc. and Dome Productions Partnership. From time to time, BCE may be required to make capital contributions in its investments.

In 2022, BCE recognized revenues and incurred expenses with our joint arrangements and associates of $10 million (2021 – $10 million) and $187 million (2021 – $178 million), respectively.

BCE Master Trust Fund

Bimcor Inc. (Bimcor), a wholly-owned subsidiary of Bell Canada, is the administrator of the Master Trust Fund. Bimcor recognized management fees of $13 million from the Master Trust Fund for 2022 and 2021, respectively. The details of BCE's post-employment benefit plans are set out in Note 27, *Post-employment benefit plans*.

Compensation of key management personnel

The following table includes compensation of key management personnel for the years ended December 31, 2022 and 2021 included in our income statements. Key management personnel have the authority and responsibility for overseeing, planning, directing and controlling our business activities and consists of our Board of Directors and our Executive Leadership Team.

For the year ended December 31	2022	2021
Wages, salaries, fees and related taxes and benefits	(28)	(23)
Post-employment benefit plans and OPEBs cost	(4)	(3)
Share-based compensation [1]	(38)	(31)
Key management personnel compensation expense	**(70)**	**(57)**

(1) *We have updated amounts for the prior year to make them consistent with the presentation for the current year.*

NOTE 36 Significant partly-owned subsidiary

The following tables show summarized financial information for our subsidiary with significant NCI.

Summarized statements of financial position

	CTV Specialty [1] [2]	
For the year ended December 31	2022	2021
Current assets	400	329
Non-current assets	958	1,010
Total assets	**1,358**	**1,339**
Current liabilities	140	220
Non-current liabilities	246	226
Total liabilities	**386**	**446**
Total equity attributable to BCE shareholders	**678**	**622**
NCI	**294**	**271**

(1) *At December 31, 2022 and 2021, the ownership interest held by NCI in CTV Specialty Television Inc. (CTV Specialty) was 29.9%. CTV Specialty was incorporated and operated in Canada as at such dates.*
(2) *CTV Specialty's net assets at December 31, 2022 and 2021 include $5 million, directly attributable to NCI.*

Selected income and cash flow information

	CTV Specialty [1]	
For the year ended December 31	2022	2021
Operating revenues	986	879
Net earnings	180	158
Net earnings attributable to NCI	57	51
Total comprehensive income	**198**	**164**
Total comprehensive income attributable to NCI	63	53
Cash dividends paid to NCI	**39**	**86**

(1) *CTV Specialty's net earnings and total comprehensive income include $4 million and $5 million directly attributable to NCI for 2022 and 2021, respectively.*

NOTE 37 COVID-19

While the unfavourable effects of the COVID-19 pandemic on our financial and operating performance moderated in 2022, it is difficult to estimate the impacts that the COVID-19 pandemic could have in the future on our business and financial results due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible further resurgences in the number of COVID-19 cases, including as a result of the potential emergence of other variants, and various potential outcomes. Our business and financial results could again, in future periods, become more significantly and negatively impacted by the COVID-19 pandemic, including, among others, as a result of associated global supply chain challenges adversely affecting our wireless and wireline product revenues.

Board of directors

As of March 2, 2023

Gordon M. Nixon
ONTARIO, CANADA
Corporate Director
Chair of the Board,
BCE Inc. and Bell Canada
Director since November 2014

Mirko Bibic
ONTARIO, CANADA
President and
Chief Executive Officer,
BCE Inc. and Bell Canada
Director since January 2020

David F. Denison,
FCPA, FCA
ONTARIO, CANADA
Corporate Director
Director since October 2012

Robert P. Dexter
NOVA SCOTIA, CANADA
Chair and
Chief Executive Officer,
Maritime Travel Inc.
Director since November 2014

Katherine Lee
ONTARIO, CANADA
Corporate Director
Director since August 2015

Monique F. Leroux,
C.M., O.Q., FCPA, FCA
QUÉBEC, CANADA
Corporate Director
Director since April 2016

Sheila A. Murray
ONTARIO, CANADA
Corporate Director
Director since May 2020

Louis P. Pagnutti,
FCPA, FCA
ONTARIO, CANADA
Corporate Director
Director since November 2020

Calin Rovinescu, C.M.
ONTARIO, CANADA
Corporate Director
Director since April 2016

Karen Sheriff
ONTARIO, CANADA
Corporate Director
Director since April 2017

Robert C. Simmonds
ONTARIO, CANADA
Chair,
Lenbrook Corporation
Director since May 2011

Jennifer Tory, C.M.
ONTARIO, CANADA
Corporate Director
Director since April 2021

Louis Vachon,
C.M., O.Q.
QUÉBEC, CANADA
Operating Partner,
J.C. Flowers & Co.
Director since October 2022

Cornell Wright
ONTARIO, CANADA
President,
Wittington Investments, Limited
Director since April 2021

Committees of the Board

Audit committee

L.P. Pagnutti *(Chair)*, K. Lee,
M.F. Leroux, J. Tory, C. Wright

The audit committee assists
the Board in the oversight of:

- the integrity of BCE's
  financial statements and
  related information
- BCE's compliance with
  applicable legal and
  regulatory requirements
- the independence,
  qualifications and appointment
  of the external auditors
- the performance of both the
  external and internal auditors
- management's responsibility
  for assessing and reporting
  on the effectiveness of
  internal controls
- BCE's risks as they relate
  to financial reporting.

Corporate governance committee

M.F. Leroux *(Chair)*, D.F. Denison,
K. Lee, K. Sheriff, R.C. Simmonds,
C. Wright

The CGC assists the Board to:

- develop and implement BCE's
  corporate governance policies
  and guidelines
- identify individuals qualified to
  become members of the Board
- determine the composition of
  the Board and its committees
- determine the directors'
  compensation for Board and
  committee service
- develop and oversee a process
  to assess the Board, committees
  of the Board, the Chair of the
  Board, Chairs of committees,
  and individual directors
- review and recommend for
  Board approval, BCE's policies
  concerning business conduct,
  ethics, public disclosure of
  material information and
  other matters
- oversee BCE's ESG strategy,
  and its integration within BCE's
  overall business strategy,
  and disclosure.

Management resources and compensation committee

D.F. Denison *(Chair)*, R.P. Dexter,
S.A. Murray, C. Rovinescu,
J. Tory, L. Vachon

The MRCC assists the Board in
the oversight of:

- compensation, nomination,
  evaluation and succession of
  officers and other management
  personnel
- BCE's workplace policies and
  practices (including health
  and safety policies, policies
  ensuring a respectful workplace
  free from harassment, and
  policies ensuring a diverse
  and inclusive workplace)
- BCE's exposure to risk associated
  with its executive compensation
  and policies and identification of
  practices and policies to mitigate
  such risk.

Risk and pension fund committee

C. Rovinescu *(Chair)*, R.P. Dexter,
S.A. Murray, L.P. Pagnutti,
K. Sheriff, R.C. Simmonds,
L. Vachon

The RPFC assists the Board in
the oversight of:

- BCE's enterprise risk governance
  framework and the policies,
  procedures and controls
  management uses to evaluate
  and manage key risks to which
  BCE is exposed
- BCE's exposure to key risks,
  except for risks that remain the
  primary responsibility of another
  committee of the Board
- the administration, funding
  and investment of BCE's pension
  plans and funds
- the unitized pooled funds
  sponsored by BCE for
  the collective investment
  of the funds and the participant
  subsidiaries' pension funds.

Executives

As of March 2, 2023

Mirko Bibic

President and Chief Executive Officer
BCE Inc. and Bell Canada

Claire Gillies

Executive Vice President Marketing and President, Consumer
Bell Canada

Stephen Howe

Chief Technology and Information Officer
Bell Canada

Blaik Kirby

Group President, Consumer and
Small & Medium Business (SMB)
Bell Canada

Glen LeBlanc

Executive Vice President and Chief Financial Officer
BCE Inc. and Bell Canada

Devorah Lithwick

Senior Vice President and Chief Brand Officer
Bell Canada

Robert Malcolmson

Executive Vice President and
Chief Legal & Regulatory Officer
BCE Inc. and Bell Canada

Nikki Moffat

Executive Vice President, Corporate Services and
Chief Human Resources Officer
BCE Inc. and Bell Canada

Karine Moses

Senior Vice President, Content Development &
News and Vice Chair, Québec
Bell Canada

Wade Oosterman

President, Bell Media and Vice Chair
BCE Inc. and Bell Canada

John Watson

Group President, Business Markets,
Customer Experience and AI
Bell Canada

Investor information

Share facts

Symbol
BCE

Listings
TSX and NYSE stock exchanges

You will find a summary of the differences between our governance practices and the NYSE corporate governance rules in the Governance section of our website at BCE.ca.

Common shares outstanding
December 31, 2022 – 911,982,866

Quarterly dividend*
$0.9675 per common share

2023 dividend schedule*

Record date	Payment date**
March 15, 2023	April 15, 2023
June 15, 2023	July 15, 2023
September 15, 2023	October 15, 2023
December 15, 2023	January 15, 2024

* Subject to dividends being declared by the board of directors
** When a dividend payment date falls on a date that is not a business day, the payment is made on the following business day

2023 quarterly earnings release dates

First quarter	May 4, 2023
Second quarter	August 3, 2023
Third quarter	November 2, 2023
Fourth quarter	February 8, 2024

Quarterly and annual reports as well as other corporate documents can be found on our website. Copies can be requested from the Investor Relations group.

Tax aspects

Shareholders are required to pay tax on dividends received as well as on capital gains they realize, if any, when they sell their shares or are deemed to have sold them.

The sale or disposition of your shares could trigger a capital gain

IMPORTANT: If you received Nortel Networks common shares in May 2000 and/or Bell Aliant Regional Communications Income Fund units in July 2006, you should contact the Investor Relations group to learn more about the tax implications of these plans of arrangement and the impact on the calculation of your cost, or visit BCE.ca.

Dividends

Since January 1, 2006 and unless stated otherwise, dividends paid by BCE Inc. to Canadian residents are eligible dividends as per the *Canadian Income Tax Act*. Since March 24, 2006 and unless stated otherwise, dividends paid by BCE Inc. to Québec residents also qualify as eligible dividends.

Non-residents of Canada

Dividends paid or credited to non-residents of Canada are subject to a 25% withholding tax unless reduced by a tax treaty. Under current tax treaties, U.S. and U.K. residents are subject to a 15% withholding tax.

Beginning in 2012, the Canada Revenue Agency introduced new rules requiring residents of any country with which Canada has a tax treaty to certify that they reside in that country and are eligible to have Canadian non-resident tax withheld on the payment of their dividends at the tax treaty rate. Registered shareholders should have completed the Declaration of Eligibility for Benefits under a Tax Treaty for a Non-Resident Taxpayer and returned it to the transfer agent.

U.S. Residents

In addition to the Declaration of Eligibility for Benefits under a Tax Treaty for a Non-Resident Taxpayer mentioned above, we are required to solicit taxpayer identification numbers and Internal Revenue Service (IRS) Form W-9 certifications of residency from certain U.S. residents. If these have not been received, we may be required to deduct the IRS's specified backup withholding tax. For more information, please contact the transfer agent or the Investor Relations group.

Shareholder services

Dividend reinvestment and stock purchase plan

A convenient method for eligible shareholders to reinvest their dividends and make optional cash contributions to purchase additional common shares without brokerage costs.

Dividend direct deposit service

Avoid postal delays and trips to the bank by subscribing to the dividend direct deposit service.

Direct registration (DRS)

Holding your shares electronically in lieu of share certificates

Holdings are represented by a statement issued when establishing or subsequently modifying your DRS balance. This option removes the risks of holding share certificates, including their safekeeping, and, most importantly, eases the replacement process. Note that there is a cost to replace lost or stolen certificates as well as certificates mailed and never received by the shareholder (if claimed later than one year after mailing). Generally, this cost is a percentage of the value of the shares represented.

E-delivery service

Enrol in the e-delivery service to receive the proxy material, the annual financial report and/or quarterly reports by e-mail. By doing so, you will receive your documents faster and in an environmentally friendly manner while helping your company reduce its costs.

Duplicate mailings

Eliminate duplicate mailings by consolidating your accounts.

Manage your shareholder account

Enrol in *Investor Central* at tsxtrust.com/issuer-investor-login and benefit from a wide variety of self-service tools to help track and manage your shares.

For more details on any of these services, registered shareholders (shares are registered under your name) must contact the transfer agent. Non-registered shareholders must contact their brokers.

Contact information

Transfer agent and registrar

For information on shareholder services or any other inquiries regarding your account (including stock transfer, address change, lost certificates and tax forms), contact:

TSX Trust Company
301 – 100 Adelaide St. West
Toronto, Ontario M5H 4H1

e-mail	bce@tmx.com
tel	416 682-3861 or 1 800 561-0934 (toll free in Canada and the U.S.)
fax	514 985-8843 or 1 888 249-6189 (toll free in Canada and the U.S.)
website	tsxtrust.com

Investor relations

For financial inquiries:

Building A, 8th Floor
1 Carrefour Alexander-Graham-Bell
Verdun, Québec H3E 3B3

e-mail	investor.relations@bce.ca
tel	1 800 339-6353
fax	514 786-3970
	or visit the Investors section of our website at BCE.ca

Integrated Annual Report

The BCE 2022 Integrated annual report is the first of its kind for a major communications company in North America, integrating both our traditional Annual report and our Corporate responsibility report, in recognition that our Environmental, Social and Governance (ESG) practices are a fundamental component to the daily operations of our business.

In line with our sustainability goals, the 2022 Integrated annual report is only available in digital format. You can find it on BCE.ca, alongside other BCE reports.

We encourage shareholders not to request a paper copy of our reports, and instead visit our website and register to be notified by email when our corporate documents, including annual reports, are available electronically.

To sign up, go to our website at BCE.ca and click on "Request Documents" at the bottom of the page.